Form 20-F
period 2025-03-31
Diginex Ltd
filed 2025-07-14
CIK 2010499

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF

1934

Date of event requiring this shell company report

Commission File Number: 001-41772

DIGINEX LIMITED

(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

25 Wilton Road, Victoria

London

Greater London

SW1V 1LW

United Kingdom

(Address of Principal Executive Offices)

Mr Mark Blick

25 Wilton Road, Victoria

London

Greater London

SW1V 1LW

United Kingdom

Tel: +44 1474554550

Email: Mark.Blick@diginex,com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary shares, par value $0.00005 per share	DGNX	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 22,993,763 ordinary shares as of March 31, 2025.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

I

CERTAIN INFORMATION

As used in the Annual Report on Form 20-F, unless otherwise indicated or the context otherwise requires, references to:

●	“Advisory” is assisting companies define and implement their ESG strategies;
●	“Chardan” means Chardan Capital Markets LLC’
●	“Companies Act” means the Companies Act (As Revised) of the Cayman Islands;
●	“Customization” is developing bespoke solutions for clients onto of ESG Entity Reporting or Lumen
●	“Diginex Limited” or the “Company” means Diginex Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands;
●	“Diginex Services” means Diginex Services Limited, a direct subsidiary of DSL, incorporated in the United Kingdom;
●	“Diginex USA” means Diginex USA LLC, a direct subsidiary of DSL, incorporated in Delaware, USA
●	“diginexESG” is end to end reporting from topic discovery, data collection to collaborative report publishing;
●	“diginexESG Entity Reporting” is advanced reporting across multiple entities with data comparison and aggregation;
●	“diginexLUMEN” is democratizing supply chain risk assessment and monitoring;
●	“diginexApprise” gives workers a voice in supply chain due diligence, proving companies with reliable insights for their risk assessment;
●	“diginexPartners” is the creation of customized development and /or white label solutions, also referred to as “Customization”;
●	“DSL” means Diginex Solutions (HK) Limited, a Hong Kong corporation, and its consolidated subsidiaries;
●	“ESG” means Environmental, Social, and Governance. ESG is a framework that helps stakeholders understand how an organization is managing risks and opportunities related to environmental, social and governance criteria;
●	“Exchange” means the share exchange contemplated by the Share Exchange Agreement;
●	“GHG protocol” is Greenhouse Gas Protocol which provides standards, guidance, tools and training to measure and manage climate warming emissions;
●	“Group” means Diginex Limited and its subsidiaries;
●	“IPO” means the Company’s initial public offering of 2,250,000 Ordinary Shares at a price of $4.10 per share which closed on January 23, 2025;
●	“IPO Warrants” means the following warrants issued by the Company in connection with the IPO:

1.	Tranche 1 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $5.13 per share, which expire 6 months from January 23, 2025
2.	Tranche 2 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $6.15 per share, which expire 9 months from January 23, 2025
3.	Tranche 3 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $7.18 per share, which expire 12 months from January 23, 2025
4.	Tranche 4 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $8.20 per share, which expire 15 months from January 23, 2025
5.	Tranche 5 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $10.25 per share, which expire 18 months from January 23, 2025
6.	Tranche 6 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price $12.30 per share, which expire 24 months from January 23, 2025

●	“Licensed software sales” is the sale of diginexESG and/or diginexLUMEN on 12 month recurring subscription agreements;
●	“Managed Services” is the collection of data from suppliers on behalf of clients to aid the full visibility of results from supply chain due diligence
●	“Memorandum and Articles” is to the Company’s memorandum and articles of association;
●	“Nasdaq” means the Nasdaq Stock Market LLC;
●	“Ordinary Shares” means the ordinary shares of Diginex Limited, with par value of $0.00005 per share;
●

“Over-Allotment” means the option granted for the Underwriter, in connection with the IPO, to acquire an additional 337,500 Ordinary Shares at a price of $4.10 per share which closed on January 27, 2025;

●

“PRC” mean The Peoples Republic of China, including Hong Kong and Macau. Hong Kong is a special administrative region of PRC and operates under a different legal system to the rest of the PRC. However, all legal and operational risks associated with having operations in the PRC may also apply to operations in Hong Kong;

●	“Preferred Shares” means the preferred shares of Diginex Limited, with par value of US$0.00005 per share;
●	“private placement warrants” or “Warrants” means the warrants issued to certain persons pursuant to certain securities purchase agreements, each exercisable for one Ordinary Share;
●	“private placement warrant shares” means the Ordinary Shares to be issued upon exercise of the private placement warrants;
●	“Restructuring” means the consummation of the transaction contemplated by the Exchange and the Ancillary Agreements resulting in DSL becoming a wholly owned subsidiary of Diginex Limited and involving the (i) transfer of shares of DSL from its then shareholders to the Company in consideration for the issuance of new shares of the Company to such shareholders pursuant to the terms and conditions of the Share Exchange Agreement, (ii) issuance of new convertible loan notes to certain DSL shareholders in consideration for the cancellation of the then existing convertible loan notes issued by DSL, (iii) granting certain share options under the new share option plan that was adopted by Diginex Limited to the holders of the unexercised share options granted by DSL, in consideration for the cancellation of the DSL options held by such holders and (iv) granting certain warrants to purchase Ordinary Shares of Diginex Limited to the holders of the then existing warrants to purchase ordinary shares of DSL, in consideration for the cancellation of the DSL warrants.
●	“IPO Warrants” means warrants issued to Rhino Ventures Limited in connection with the IPO
●	“Scope 1, 2 and 3 carbon footprint” is a way of categorizing the different kinds of carbon emissions a company creates from its own operations, and its wider value chain
●	“Share Exchange Agreement” means the written agreement dated as of July 15, 2024 entered into by and among DSL, the then shareholders of DSL and Diginex Limited, pursuant to which the then existing shareholders of DSL transferred all of their shares in DSL to Diginex Limited, in exchange for Diginex Limited’s issuance of its new shares to such shareholders. Upon the consummation of the Share Exchange Agreement, DSL became a direct wholly owned subsidiary of Diginex Limited, and the existing shareholders of DSL became shareholders of Diginex Limited
●	“Share Subdivision” means the share division which resulted in the authorized share capital of the Company becoming US$50,000 divided into 960,000,000 Ordinary Shares of US$0.00005 par value each and 40,000,000 Preferred Shares of US$0.00005 par value each.
●	“we,” “us” and “our” refers to Diginex Limited and its subsidiaries.

Our fiscal year end is March 31. Our consolidated financial statements have been prepared in US dollars and in accordance with International Financial Reporting Standards (“IFRS”).

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward- looking. Forward-looking statements in this Report may include, for example, statements about:

●	expectations regarding our strategies and future financial performance, including our future business plans or objectives, prospective performance and opportunities, and competitors, revenues, customer acquisition and retention, products and services, pricing, marketing plans, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and our ability to maintain access to content and manage partnerships, and to invest in growth initiatives and pursue acquisition opportunities;
●	adverse effects to our financial condition and results of operations due to public health issues, including epidemics or pandemics such as COVID-19;
●	adverse effects to our financial condition and results of operations due to global events, including the ongoing conflict between Russia/Ukraine, Israel/Gaza, Israel/Iran and U.S./Iran;
●	changes and uncertainties related to the laws and regulations of the PRC;
●	the Chinese government’s potential intervention or influence over our current and future operations in Hong Kong;
●	our future financial performance, including our expectations regarding our net revenue, operating expenses, and our ability to achieve and maintain future profitability;
●	our business lines and our ability to effectively manage our growth;
●	anticipated trends, growth rates, and challenges in our business, and in the markets in which we operate;
●	market acceptance of our products and services;
●	beliefs and objectives for future operations;
●	our ability to maintain, expand, and further penetrate our existing customer base;
●	our ability to develop new products and services and grow our business in response to changing technologies, customer demand, and competitive pressures;
●	our expectations concerning relationships with third parties;
●	our ability to maintain, protect, and enhance our intellectual property;
●	our ability to continue to expand internationally;
●	our ability to operate each of our business lines effectively;
●	the effects of increased competition in our markets and our ability to compete effectively;
●	future acquisitions of, or investments in, complementary companies, products, services, or technologies and our ability to successfully integrate such companies or assets;
●	our ability to stay in compliance with laws and regulations that currently apply or become applicable to our business both in the United States and internationally;
●	economic and industry trends, projected growth, or trend analysis;
●	trends in revenue, cost of revenue, and gross margin;
●	trends in operating expenses, including technology and development expenses, sales and marketing expenses, and general and administrative expenses, and expectations regarding these expenses as a percentage of revenue; and
●	increased requirements and expenses associated with being a public company.

These forward-looking statements are based on information available as of the date of this Report, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

You should not place undue reliance on these forward-looking statements. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements.

This Report also contains statistical data and estimates that we obtained from industry publications and reports generated by third-party providers of market intelligence. These industry publications and reports generally indicate that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information.

PART I

Diginex Limited is incorporated as an exempt company with limited liability in the Cayman Islands. It is a holding company which conducts its business through a 100% owned subsidiary, Diginex Solutions (HK) Limited (“DSL”). DSL is incorporated in Hong Kong and owns two subsidiaries: Diginex Services Limited, a company incorporated in the United Kingdom and Diginex USA LLC, a company incorporated in Delaware, USA. This structure involves risks in that you may never directly hold equity interests in DSL. Unless otherwise stated or unless the context otherwise requires, the terms “Company,” “the registrant,” “we,” “us,” “our,” “ours” and “Diginex” refer to Diginex Limited, and its subsidiaries.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Disclosures Related to Our Hong Kong Based Operations

Diginex Limited in incorporated in the Cayman Island but has a subsidiary, DSL, that is incorporated under the laws of Hong Kong. We are not a mainland Chinese firm and neither us nor any of our subsidiaries is required to obtain permission from the government of the People’s Republic of China (“PRC”) to operate and issue our Ordinary Shares to foreign investors. We do not operate in the PRC. As a Hong Kong company that does not operate in the PRC, the laws and regulations of the PRC do not currently have any material impact on our business, financial condition or operation. However, because of the Company’s operations in Hong Kong and given the Chinese government’s significant oversight authority over the conduct of business in Hong Kong, there is always a risk that the Chinese government may, in the future, seek to affect operations of any company with any level of operations in PRC (including Hong Kong), including its ability to offer securities to investors, list its securities on a U.S. or other foreign exchange, conduct its business or accept foreign investment. In light of PRC’s recent expansion of authority in Hong Kong, there are risks and uncertainties which we cannot foresee for the time being, and rules and regulations in PRC can change quickly. The Chinese government may intervene or influence our current and future operations in Hong Kong and PRC at any time or may exert more control over offerings conducted overseas and/or foreign investment in issuers likes ourselves. For a detailed description of these legal and operational risks, see “Key Information—D. Risk Factors—Risks Related to Doing Business in Hong Kong.”

In addition, on February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies and relevant supporting guidelines on regulating both direct and indirect (including through arrangements called VIEs) overseas offering and listing of PRC domestic companies’ securities through a filing-based regulatory regime, which became effected on March 31, 2023. In light of such developments, the SEC has imposed enhanced disclosure requirements on PRC-based companies seeking to register securities with the SEC. While, as our company currently does not have any operations in PRC, including any customer-facing business in PRC, and does not have a VIE structure, we believe that the statements or regulatory actions by the relevant parts of the PRC government, including statements relating to the PRC Data Security Law, the Measures for the Security Assessment of Outbound Data Transfer, the PRC Personal Information Protection Law and VIEs as well as the anti-monopoly enforcement actions, will not have any material adverse impact on our ability to conduct business, accept foreign investments, or list on a U.S. or other foreign exchange, there is no guarantee that this will continue to be the case or that the PRC government will not seek to intervene or influence our operations at any time. Should such statements or regulatory actions apply to a company such as us in the future, it would likely have a material adverse impact on our business, financial condition and results of operations, our ability to accept foreign investments and our ability to offer or continue to offer securities to investors on a U.S. or other international securities exchange, any of which may cause the value of our securities, including our Ordinary Shares, to significantly decline or become worthless.

Implications of the Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if passed by the U.S. House of Representatives and signed into law, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

Our auditor, the independent registered public accounting firm that has issued the audit report included elsewhere in this Annual Report on Form 20-F, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Under current practice and PRC law, the PCAOB is currently able to inspect the audit work and practices of PCAOB-registered firms in PRC. Our auditor is located in the United States, with affiliates in Hong Kong, and the PCAOB has not been legally restricted from inspecting PCAOB audits relating to operations in Hong Kong. To the extent any PRC laws and regulations become applicable to a company such as us or our auditor, the PCAOB loses its ability to inspect audit firms located in PRC and our auditor retains its working papers in PRC, the PCAOB may be unable to inspect our auditor. The lack of inspection could cause trading in your securities to be prohibited under the HFCAA and as a result Nasdaq may determine to delist your Ordinary Shares.

A.	SELECTED HISTORICAL FINANCIAL INFORMATION

The following tables set forth, for the periods and dates indicated, certain selected historical financial information of Diginex Limited. You should read the following selected financial data in conjunction with “Operating and Financial Review and Prospects” and the audited financial statements and respective notes included elsewhere in this 20-F. Historical results are not necessarily indicative of the results that may be expected in the future.

(USD)	For the Year ended March 31,
	2025	2024	2023
Operations Data:
Revenue	2,040,602	1,299,538	1,625,763
Loss for the year	(5,212,879)	(4,871,387)	(9,257,598)

	As at March 31,
	2025	2024
Combined Statements of Financial Position Data:
Cash and cash equivalents	3,111,141	76,620
Total Assets	6,243,162	974,417
Current liabilities	1,574,345	14,267,453
Non-current liabilities	110,867	9,717,088
Accumulated losses	106,596,680	29,170,801
Total equity (deficit)	4,557,950	(23,010,124)

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

An investment in our securities involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. Our business, prospects, financial condition, or operating results could be harmed by any of these risks, as well as other risks not known to us or that we consider immaterial as of the date of this annual report. The trading price of our securities could decline due to any of these risks, and, as a result, you may lose all or part of your investment. The following discussion should be read in conjunction with Diginex’s financial statements and notes thereto included herein. You should carefully consider the following risk factors in addition to the other information included in this annual report, including matters addressed in the section titled “Special Note Regarding Forward-Looking Statements.”

Risks Related to Our Business and Industry

Diginex Limited and its subsidiaries have a limited operating history and have incurred operating losses since its inception as it has been investing in the build out of its business lines. There can be no assurance that Diginex Limited and its subsidiaries will be profitable.

Diginex Limited and its subsidiaries have a limited operating history on which an investor might evaluate its performance. It is therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel and financing sources and lack of revenues, any of which could have a material adverse effect on Diginex and may force it to reduce or curtail its operations. Diginex is not currently profitable and has incurred operating losses of $8.3 million, $8.1 million and $7.3 million for the years ended March 31, 2025, 2024 and 2023 respectively. There is no assurance that Diginex Limited will achieve a return on shareholders’ investments and the likelihood of success must be considered in light of the early stage of its operations. Even if Diginex accomplishes its objectives, it may not generate positive cash flows or profits.

Furthermore, Diginex’s business lines and are not assured to be profitable. During the years ended March 31, 2025, 2024 and 2023, the Diginex business generated revenue of $2.0 million, $1.3 million and $1.6 million respectively. Diginex may fail to develop its business lines or produce a return for its investors. It is possible that some of Diginex’s business lines may be difficult to grow, and it may become evident that a particular business line is not a productive use of capital or time. This could result in Diginex modifying its business and focus away from such business lines.

From time to time, Diginex has and may continue to launch new business lines, offer new products and services within existing business lines or undertake other strategic projects, including acquisitions. There are substantial risks and uncertainties associated with these efforts and Diginex could invest significant capital and resources into such efforts. Initial timetables for the development and introduction of new business lines or new products or services and price and profitability targets may not be met. New products or services may need to be initially launched on a limited basis prior to their full launch. In addition, Diginex’s revenues and costs may fluctuate because new business lines, products, acquisitions and services generally require startup and integration costs while revenues take time to develop, which may adversely impact Diginex’s results of operations.

If Diginex is unable to successfully build its business while controlling expenses, its ability to continue in business could depend on the ability to raise sufficient additional capital, obtain sufficient financing and monetize assets. There can be no guarantee that Diginex will be able to raise funding in sufficient quantity or at acceptable terms to fund the continued development of its business lines.

The occurrence of any of the foregoing risks would have a material adverse effect on Diginex’s business, financial condition and results of operations.

Our revenue is dependent on the continued importance of ESG to businesses and governments. If adoption of requirements to report on ESG does not grow as expected, our business, operating results, and financial condition could be adversely affected.

Our revenue is partially subscription based and revenue is determined by attracting new clients and by renewal of subscriptions. The supporting services such as Advisory are generally contingent on the client subscription levels for diginexESG and diginexLUMEN. As such, if these lines of business do not grow as expected, our business, operating results and financial condition could be adversely affected.

Cyberattacks and security breaches of our platform, or those impacting our customers or third parties, could adversely impact our brand and reputation and our business, operating results, and financial condition.

Our business involves the collection, storage, processing, and transmission of confidential information, customer, employee, service provider, and other personal data. We have built our reputation on the premise that our platform offers customers a secure way to collect, hold and assess data to generate relevant ESG reporting, supply chain reports and impacts on climate, amongst others. As a result, any actual or perceived security breach of us or our third-party partners may, among others:

●	harm our reputation and brand;
●	result in our systems or services being unavailable and interrupt our operations;
●	result in improper disclosure of data and violations of applicable privacy and other laws;
●	result in significant regulatory scrutiny, investigations, fines, penalties, and other legal, regulatory, and financial exposure;
●	cause us to incur significant remediation costs;
●	reduce customer confidence in, or decreased use of, our products and services;
●	divert the attention of management from the operation of our business;
●	result in significant compensation or contractual penalties from us to our customers or third parties as a result of losses to them or claims by them; and
●	adversely affect our business and operating results.

An increasing number of organizations, including large merchants, businesses, technology companies, and financial institutions, as well as government institutions, have disclosed breaches of their information security systems, some of which have involved sophisticated and highly targeted attacks, including on their websites, mobile applications, and infrastructure.

Attacks upon systems across a variety of industries are increasing in frequency, persistence, and sophistication, and, in many cases, are being conducted by sophisticated, well-funded, and organized groups and individuals, including state actors. The techniques used to obtain unauthorized, improper, or illegal access to systems and information, disable or degrade services, or sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized or detected until after they have been launched against a target. These attacks may occur on our systems or those of our third-party service providers or partners. Certain types of cyberattacks could harm us even if our systems are left undisturbed. For example, attacks may be designed to deceive employees and service providers into releasing control of our systems to a hacker, while others may aim to introduce computer viruses or malware into our systems with a view to stealing confidential or proprietary data. Additionally, certain threats are designed to remain dormant or undetectable until launched against a target and we may not be able to implement adequate preventative measures.

Although we have developed systems and processes designed to protect the data we manage, prevent data loss and other security breaches, effectively respond to known and potential risks, and expect to continue to expend significant resources to bolster these protections, there can be no assurance that these security measures will provide absolute security or prevent breaches or attacks. We have experienced from time to time, and may experience in the future, breaches of our security measures due to human error, malfeasance, insider threats, system errors or vulnerabilities, or other irregularities. Unauthorized parties have attempted, and we expect that they will continue to attempt, to gain access to our systems and facilities, as well as those of our customers, partners, and third-party service providers, through various means, including hacking, social engineering, phishing, and attempting to fraudulently induce individuals (including employees, service providers, and our customers) into disclosing usernames, passwords, payment card information, or other sensitive information, which may in turn be used to access our information technology systems. Threats can come from a variety of sources, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, and insiders. Certain threat actors may be supported by significant financial and technological resources, making them even more sophisticated and difficult to detect. As a result, our costs and the resources we devote to protecting against these advanced threats and their consequences may continue to increase over time.

Although we maintain insurance coverage that we believe is adequate for the current stage of development of our business, it may be insufficient to protect us against all losses and costs stemming from system failures, security breaches, cyberattacks, and other types of unlawful activity, or any resulting disruptions from such events. Outages and disruptions of our platform, including any caused by cyberattacks, may harm our reputation and our business, operating results, and financial condition.

One or more of Diginex’s business lines may not produce sufficient cash flows to fund the capital requirements and expenditures necessary to run the business.

There can be no guarantee that Diginex’s business lines, individually or together with our other business lines will be able to produce sufficient cash flows to fund the capital requirements and expenditures necessary to run the business. Furthermore, Diginex may not have or may not be able to obtain the technical skills or expertise needed to successfully or fully develop its business lines. While Diginex has sought to retain and continues to competitively recruit experts, there may, from time to time, be a scarcity of management, technical, scientific, research and marketing personnel with appropriate training to develop and maintain development of its business lines. If Diginex is not successful in its efforts to fully develop one or more of its business lines in a way that is compliant with customer requirements, and demonstrate to users the utility and value of such business, or there is not sufficient demand for the business line to be commercially viable, one or more business lines may not be viable, which could have an adverse effect on the Diginex’s overall business, financial condition and results of operations.

Diginex’s business lines may require technology certifications and qualifications that Diginex does not currently have and that may be costly and time-consuming to obtain and, even if obtained, may subsequently be revoked.

Diginex’s business lines may require technology certifications such as ISO27001. These qualifications and future maintenance to continue to be qualified are expensive and timing consuming to obtain and will occupy material management attention and are not certain to be successful. A failure or delay in receiving approval for a certification or qualification, or approval that is more limited in scope than initially requested, or subsequently limited or rescinded, could have a significant and negative effect on Diginex, including the risk that a competitor gains an advantage.

Our suite of products, services and initiatives could fail to attract users and partners or generate revenue.

Our suite of products, services and initiatives and changes to existing features, services and initiatives could fail to attract users, and partners or generate revenue. Our industry is subject to changes in technology, evolving customer needs and the introduction by competitors of new and enhanced offerings. We must constantly assess our business and determine whether we need to improve or re-allocate resources among our existing platform features and services or create new products (independently or in conjunction with third parties) or acquire new products. Our ability to increase the size and engagement of our customers, attract partners and generate revenue will depend on those decisions. We may introduce significant changes to our existing platform and services or develop and introduce new products and services, which may not attract sufficient users or partners to generate revenue. If new or enhanced platform features or services fail to engage users, partners or generate sufficient revenue or operating profit to justify our investments, our business and operating results could be adversely affected.

Diginex may face substantial litigation risks.

Diginex depends to a significant extent on its relationships with its clients and its reputation for integrity and high-caliber professional services. As a result, if a client is not satisfied with Diginex’s services or if there are allegations of negligent actions, including allegations by any of Diginex’s strategic relationships, whether the ultimate outcome is favorable or unfavorable to Diginex, or if there is negative publicity and press speculation about Diginex, whether or not valid, it may harm Diginex’s reputation and adversely affect the business and operating results.

Responding to inquiries, investigations, audits, lawsuits and proceedings, regardless of the ultimate outcome of the matter, is time-consuming and expensive and can divert the attention of senior management. The outcome of such proceedings may be difficult to predict or estimate until late in the proceedings, which may last a number of years.

Furthermore, while Diginex maintains insurance for certain potential liabilities, such insurance does not cover all types and amounts of potential liabilities and is subject to various exclusions as well as caps on amounts refundable. Even if Diginex believes a claim is covered by insurance, insurers may dispute Diginex’s entitlement for a variety of different reasons, which may affect the timing and, if the insurers prevail, the amount of Diginex’s recovery. Any claims or litigation, even if fully indemnified or insured, could damage Diginex’s reputation and make it more difficult to compete effectively or to obtain adequate insurance in the future.

Diginex may not successfully develop technology to service its business lines.

Diginex relies heavily on the use of technology that it has created or plans to create by itself or with other third parties. If Diginex’s technology solutions do not work as planned, or do not meet or continue to meet the level of quality required by Diginex or its clients, it may make transacting business less efficient, more expensive and potentially prone to errors, thereby reducing the positive effects Diginex seeks to make available to its clients.

Diginex may not be able to keep pace with rapidly changing technology and client requirements.

Diginex’s success depends on its ability to develop new products and services for its business lines, while improving the performance and cost-effectiveness of its existing products and services, in each case in ways that address current and anticipated client requirements. Such success is dependent upon several factors, including functionality, competitive pricing and integration with existing and emerging technologies. New technologies could emerge that might enable Diginex’s competitors to offer products and services with better combinations of price and performance, or that better address client requirements, than Diginex’s products and services. Competitors may be able to respond more quickly and effectively than Diginex can to new or changing opportunities, technologies, standards or client requirements.

Due to the significant lead time involved in bringing a new product or service to market, Diginex is required to make a number of assumptions and estimates regarding the commercial feasibility of new products and services. As a result, it is possible that Diginex may introduce a new product or service that uses technologies that have been displaced by the time of launch, addresses a market that no longer exists or is smaller than previously thought or otherwise is not competitive at the time of launch. The expenses or losses associated with an unsuccessful product or service development or launch, or a lack of market acceptance of Diginex’s new products and services, could adversely affect Diginex’s business, financial condition or results of operations.

Diginex’s ability to attract new clients and increase revenue from existing clients also depends on its ability to deliver any enhanced or new products and services to its clients in a format where they can be easily and consistently deployed by most or all clients without significant client service. If Diginex’s clients believe that deploying Diginex’s products and services would be overly time-consuming, confusing or technically challenging, then Diginex’s ability to grow its business would be substantially harmed.

Cybersecurity incidents and other systems and technology problems may materially and adversely affect Diginex.

Cybersecurity incidents and cyber-attacks have been occurring globally at a more frequent and severe level and will likely continue to increase in frequency in the future. Incidents, which may occur through intentional or unintentional acts by individuals or groups having authorized or unauthorized access to Diginex’s systems or Diginex’s clients’ or counterparties’ information, all of which may include confidential information. These individuals or groups include employees, third-party service providers, customers and hackers. The information and technology systems used by Diginex and its service providers are vulnerable to unauthorized access, damage or interruption from, among other things: hacking, ransomware, malware and other computer viruses; denial of service attacks; network failures; computer and telecommunication failures; phishing attacks; infiltration by unauthorized persons; fraud; security breaches; usage errors by their respective professionals; power outages; terrorism; and catastrophic events such as fires, tornadoes, floods, hurricanes and earthquakes. To date, Diginex has only experienced phishing incidents, none of which have been material. While Diginex will deploy a range of defenses, it is possible Diginex could suffer an impact or disruption that could materially and adversely affect Diginex. The security of the information and technology systems used by Diginex and its service providers may continue to be subjected to cybersecurity threats that could result in material failures or disruptions in Diginex’s business. If these systems are compromised, become inoperable for extended periods of time or cease to function properly, Diginex or a service provider may have to make a significant investment to fix or replace them. Diginex has and will continue to have access to sensitive, confidential information of clients, which makes the cybersecurity risks identified above more important than they may be to other companies.

Concerns about Diginex’s practices with regard to, the collection use, disclosure, or safekeeping of confidential information and personal data, even if unfounded, could adversely affect its operating results. Furthermore, failures of Diginex’s cybersecurity system could harm Diginex’s reputation, subject it to legal claims and otherwise materially and adversely affect Diginex’s business, financial condition and results of operations.

Diginex may face the risk that one or more competitors have or will obtain patents covering technology critical to the operation of one or more of its business lines and that it may infringe on the intellectual property rights of others. Diginex’s lack of protectable intellectual property rights may negatively affect the business of Diginex.

If one or more other persons, companies or organizations has or obtains a valid patent covering technology critical to the operation of one or more of Diginex’s business lines, there can be no guarantee that such an entity would be willing to license such technology at acceptable prices or at all, which could have a material adverse effect on Diginex’s business, financial condition and results of operations. Moreover, if for any reason Diginex were to fail to comply with its obligations under an applicable agreement, it may be unable to operate, which would also have a material adverse effect on Diginex’s business, financial condition and results of operations.

Due to the fundamentally open-source nature of blockchain and other technology, Diginex may not always be able to determine that it is using or accessing protected information or software. For example, there could be issued patents of which Diginex is not aware that its products infringe. Moreover, patent applications are in some cases maintained in secrecy until patents are issued. The publication of discoveries in scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made, and patent applications were filed. Because patents can take many years to issue, there may currently be pending applications of which Diginex is unaware that may later result in issued patents that its products infringe.

Diginex could expend significant resources defending against patent infringement and other intellectual property right claims, which could require it to divert resources away from operations. Any damages Diginex is required to pay or injunctions against its continued use of such intellectual property in resolution of such claims may cause a material adverse effect to its business, financial condition and results of operations.

Accordingly, Diginex’s lack of protectable intellectual property rights may negatively affect the business of Diginex, if it is determined that Diginex’s product offerings infringe upon the intellectual property rights or claims of others. A determination that Diginex’s product offerings infringe upon the intellectual property rights or claims of others could restrict, limit or even prohibit Diginex ability to offer and sell such infringing products. Such restrictions, limitations or prohibitions could reduce Diginex’s revenue and/or earnings and negatively affect the stock price of Diginex Limited.

Managing different business lines could present conflicts of interest.

Appropriately identifying and dealing with conflicts of interest is complex and difficult, and Diginex’s reputation could be damaged and the willingness of clients to enter into transactions with Diginex may be affected if Diginex fails, or appears to fail, to identify, disclose and deal appropriately with conflicts of interest. In addition, potential or perceived conflicts could give rise to litigation. As a result, failures to appropriately identify and address potential conflicts of interest could materially adversely affect Diginex’s business, financial condition and results of operations.

Economic, political and market conditions in Hong Kong and worldwide, can adversely affect Diginex’s business, results of operations and financial condition.

Diginex’s business is influenced by a range of factors that are beyond its control and that it has no comparative advantage in forecasting. These include, among others:

●	General economic and business conditions;

●	Overall demand for Diginex’s products and services; and

●	General legal and political developments.

Macroeconomic developments, including the impact of the Russian invasion of the Ukraine, the conflict between Israel and Hamas, the conflict between Israel and Iran, the conflict between the U.S. and Iran, evolving trade policies between the U.S. and international trade partners, including the People’s Republic of China (the “PRC”) and Hong Kong or the occurrence of similar events in other countries that lead to uncertainty or instability in economic, political or market conditions could negatively affect Diginex’s business, operating results and financial conditions and/or any of its third-party service providers.

Furthermore, any general weakening of, and related declining confidence in, the global economy or the curtailment of government or corporate spending could cause potential clients to delay, decrease or cancel purchases of Diginex’s products and services.

A material element of Diginex’s operations is in Hong Kong. Hong Kong has been governed by the basic law, which guarantees a high degree of autonomy from the PRC in certain matters until 2047. If the PRC were to exert its authority to alter the economic, political or legal structures or the existing social policy of Hong Kong, investor and business confidence in Hong Kong could be negatively affected, which in turn could negatively affect markets and business performance and have an adverse effect on Diginex. There is uncertainty as to the political, economic and social status of Hong Kong. Hong Kong’s evolving relationship with the PRC’s central government in Beijing has been a source of political unrest that has periodically resulted in large-scale protests, including those that occurred in 2019 in response to an extradition bill proposed by the Hong Kong government, which was subsequently waived. These protests created disruptions for businesses operating in Hong Kong and have negatively impacted the overall economy however, the frequency and intensity of protests have declined in recent years since the passing of the National Security Law.

Significant operations of Diginex’s business are currently located in Hong Kong. It is possible that Diginex may decide to relocate certain operations from Hong Kong to another location in the future. In doing so, it is also possible that Diginex may not be able to retain certain expert staff. If Diginex loses the services of any member of management or other such key personnel as a result of relocating, it may not be able to find suitable or qualified replacements and may incur additional expenses to recruit and train new staff, which could materially disrupt Diginex’s business and growth.

Diginex’s business lines and its acceptance of currencies other than the U.S. Dollar will subject it to currency risk.

Diginex’s financial statements are presented in U.S. dollars so it must translate non-U.S. dollar denominated revenues, income and expenses, as well as assets and liabilities, into U.S. dollars at exchange rates in effect during or at the end of each reporting period. These fluctuations may materially impact the translation of Diginex’s non-U.S. results of operations and financial condition.

Furthermore, increases or decreases in the value of the currencies Diginex operates with may affect its operating results and the value of its assets and liabilities. USD is the main currency for Diginex but it also uses, to a lesser extent, Great British Pound, Hong Kong Dollar and Euro.

Diginex’s business may be adversely affected by natural disasters, pandemics, and other catastrophic events, and by man-made problems such as terrorism, that could disrupt the business operations, and the business continuity and disaster recovery plans may not adequately protect it from a serious disaster.

Natural disasters or other catastrophic events may also cause damage or disruption to operations, international commerce, and the global economy, and could have an adverse effect on business, operating results, and financial condition. Business operations are subject to interruption by natural disasters, fire, power shortages, and other events beyond Diginex’s control. In addition, Diginex’s global operations expose it to risks associated with public health crises, such as pandemics and epidemics, which could harm the business and cause operating results to suffer. For example, the effects of the COVID-19 pandemic have resulted, and could continue to result, in difficulties or changes to customer support, or create operational or other challenges, any of which could adversely impact business and operating results. Further, acts of terrorism, labor activism or unrest, and other geo-political unrest could cause disruptions in the business or the businesses of partners or the economy as a whole. In the event of a natural disaster, including a major earthquake, blizzard, or hurricane, or a catastrophic event such as a fire, power loss, or telecommunications failure, Diginex may be unable to continue operations and may endure system interruptions, reputational harm, delays in development of Diginex’s platform(s), lengthy interruptions in service, breaches of data security, and loss of critical data, all of which could have an adverse effect on future operating results.

Risks Related to Doing Business in Hong Kong

The recent PRC government intervention into business activities by U.S.-listed Chinese companies may negatively impact our existing and future operations in Hong Kong.

Diginex Limited in incorporated in the Cayman Island but has a subsidiary, DSL, that is incorporated under the laws of Hong Kong. We are not a mainland Chinese firm and neither us nor any of our subsidiaries is required to obtain permission from the government of the People’s Republic of China (“PRC”) to operate and issue our Ordinary Shares to foreign investors. We do not operate in the PRC.

Recently, the Chinese government announced that it would increase supervision of mainland Chinese firms listed offshore. Under the new measures, PRC will improve regulation of cross-border data flows and security, police illegal activity in the securities market and punish fraudulent securities issuances, market manipulation and insider trading. PRC will also monitor sources of funding for securities investment and control leverage ratios. The Cyberspace Administration of China (“CAC”) has also opened a cybersecurity probe into several large U.S.-listed technology companies focusing on anti-monopoly and financial technology regulation and, more recently with the passage of the Data Security Law, how companies collect, store, process and transfer data. If we are subject to such a probe or if we are required to comply with stepped-up supervisory requirements, valuable time from our management and money may be expended in complying and/or responding to the probe and requirements, thus diverting valuable resources and attention away from our operations. This may, in turn, negatively impact our operations.

As a Hong Kong company that does not operate in the PRC, the laws and regulations of the PRC do not currently have any material impact on our business, financial condition or operation. However, because of the Company’s operations in Hong Kong and given the Chinese government’s significant oversight authority over the conduct of business in Hong Kong, there is always a risk that the Chinese government may, in the future, seek to affect operations of any company with any level of operations in PRC (including Hong Kong), including its ability to offer securities to investors, list its securities on a U.S. or other foreign exchange, conduct its business or accept foreign investment. In light of PRC’s recent expansion of authority in Hong Kong, there are risks and uncertainties which we cannot foresee for the time being, and rules and regulations in PRC can change quickly. The Chinese government may intervene or influence our current and future operations in Hong Kong and PRC at any time or may exert more control over offerings conducted overseas and/or foreign investment in issuers likes ourselves.

If any or all of the foregoing were to occur, this could result in a material change in our Company’s operations and/or the value of our Ordinary Shares and/or significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Our business, financial condition and results of operations, and/or the value of our Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected if certain laws and regulations of the PRC become applicable to a company such as us. In that case, we may be subject to the risks and uncertainties associated with the evolving laws and regulations in the PRC, their interpretation and implementation, and the legal and regulatory system in the PRC more generally, including with respect to the enforcement of laws and the possibility of changes of rules and regulations, and be forced to relocate our operations outside of Hong Kong.

We do not operate in the PRC, we operate, in Hong Kong, a special administrative region of China, the laws and regulations of the PRC do not currently have any material impact on our business, financial condition and results of operations. We are not a mainland Chinese firm, and neither us nor any of our subsidiaries is required to obtain permission from the government of the PRC to operate and issue our Ordinary Shares to foreign investors. It is the opinion of our PRC counsel that Diginex Limited and DSL are not subject to the requirements of the CSRC or the CAC, and their operations are not subject to the review or approval of any other PRC governmental authority. If we inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and we are required to obtain approval in the future, obtaining such approvals could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities, including the Ordinary Shares, to significantly decline or be worthless. If approval by PRC authorities were required, it could result in a material change in our operations, including our ability to continue our current business, and accept foreign investments, and such adverse actions would likely cause the value of our securities to significantly decline or become worthless, make us subject to penalties and sanctions imposed by PRC regulatory agencies, and cause us to be delisted or prohibited from trading.

If certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future, were to become applicable to a company such as us in the future, the application of such laws and regulations may have a material adverse impact on our business, financial condition and results of operations and our ability to offer or continue to offer securities to investors, any of which may cause the value of our securities, including our Ordinary Shares, to significantly decline or become worthless. For example, if the PRC Data Security Law were to apply to our Hong Kong-based business, we could become subject to data security and privacy obligations, including the need to conduct a national security review of data activities that may affect the national security of the PRC, and be prohibited from providing data stored in Hong Kong to foreign judicial or law enforcement agencies without approval from relevant PRC regulatory authorities. Furthermore, if any law relating to the PCAOB access to auditor files were to apply to a company such as us or our auditor, the PCAOB may be unable to fully inspect our auditor, which may result in our securities, including our Ordinary Shares, being delisted or prohibited from being traded pursuant to the HFCAA and materially and adversely affect the value and/or liquidity of your investment

It is noted that relevant parts of the PRC government have made recent statements or recently taken regulatory actions related to data security, anti-monopoly and overseas listings of PRC businesses. For example, the PRC Data Security Law and the Measures for the Security Assessment of Outbound Data Transfer (the “Measures for the Security Assessment of Outbound Data Transfer”), relevant PRC government agencies have recently taken anti-trust enforcement action against certain PRC-based businesses. We understand such enforcement action was taken pursuant to the PRC Anti-Monopoly Law which applies to monopolistic activities in domestic economic activities in PRC and monopolistic activities outside PRC which eliminate or restrict market competition in PRC. In addition, on February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies and relevant supporting guidelines on regulating both direct and indirect (including through arrangements called VIEs) overseas offering and listing of PRC domestic companies’ securities through a filing-based regulatory regime, which became effected on March 31, 2023. In light of such developments, the SEC has imposed enhanced disclosure requirements on PRC-based companies seeking to register securities with the SEC. While, as our company currently does not have any operations in PRC, including any customer-facing business in PRC, and does not have a VIE structure, we believe that the statements or regulatory actions by the relevant parts of the PRC government, including statements relating to the PRC Data Security Law, the Measures for the Security Assessment of Outbound Data Transfer, the PRC Personal Information Protection Law and VIEs as well as the anti-monopoly enforcement actions, will not have any material adverse impact on our ability to conduct business, accept foreign investments, or list on a U.S. or other foreign exchange, there is no guarantee that this will continue to be the case or that the PRC government will not seek to intervene or influence our operations at any time. Should such statements or regulatory actions apply to a company such as us in the future, it would likely have a material adverse impact on our business, financial condition and results of operations, our ability to accept foreign investments and our ability to offer or continue to offer securities to investors on a U.S. or other international securities exchange, any of which may cause the value of our securities, including our Ordinary Shares, to significantly decline or become worthless.

While we cannot predict the extent of such impact if such events were to occur, we expect that to the extent certain laws and regulations of the PRC become applicable to us, we may relocate our principal executive offices, employees, and operations out of Hong Kong. We may also be forced to dissolve our Hong Kong subsidiary and incorporate one or more new entities outside of Hong Kong. While we believe we may be able to relocate and reorganize, as an early-stage enterprise with limited revenue and that is not currently profitable, the costs and expenses related to relocating our offices, employees, and operations, as well as the legal and professional fees associated with reorganizing certain legal entities, would likely have a material impact on our business, financial condition and results of operations. There can be no guarantee that Diginex’s business lines will be able to produce sufficient cash flows to fund the capital requirements and expenditures necessary to run the business and relocate.

The laws and regulations in the PRC are evolving, and their enactment timetable, interpretation and implementation involve significant uncertainties. To the extent any PRC laws and regulations become applicable to us, we may be subject to the risks and uncertainties associated with the evolving laws and regulations in the PRC, their interpretation and implementation, and the legal and regulatory system in the PRC more generally, including with respect to the enforcement of laws and the possibility of changes of rules and regulations with little or no advance notice.

There are political risks associated with conducting business in Hong Kong.

During the period covered by the financial information incorporated by reference into and included in this Annual Report on Form 20-F, we have a substantial part of our operations in Hong Kong. Accordingly, our business operations and financial condition may be affected by political and legal developments in Hong Kong. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may adversely affect the business operations of our Hong Kong entity. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that the PRC will not drive changes in the economic, political and legal environment in Hong Kong in the future. Since part of our operation is based in Hong Kong, any change of such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial position.

Under the Basic Law of the Hong Kong Special Administrative Region of the PRC, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent developments, including the Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from PRC. In 2020, President Trump signed an executive order and the Hong Kong Autonomy Act, or HKAA, to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from PRC. These and other recent actions may represent an escalation in political and trade tensions involving the U.S., PRC and Hong Kong, which could potentially harm our business.

Given the relatively small geographical size of Hong Kong, any such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong. Furthermore, legislative or administrative actions in respect of PRC-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Ordinary Shares could be adversely affected.

The Hong Kong legal system embodies uncertainties which could limit the availability of legal protections.

On January 18, 2019, the Supreme People’s Court and the Hong Kong SAR Government signed the Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters by the Courts of the Mainland and of the Hong Kong Special Administrative Region (“the New Arrangement”), which seeks to establish a mechanism with greater clarity and certainty for recognition and enforcement of judgments in wider range of civil and commercial matters between Hong Kong SAR and the PRC. The New Arrangement does not include the requirement for a choice of court agreement in writing by the parties. The New Arrangement will only take effect after the promulgation of a judicial interpretation by the Supreme People’s Court and the completion of the relevant legislative procedures in the Hong Kong SAR. On the Hong Kong side, the New Arrangement needs to be implemented through local laws. According to the Hong Kong government’s constitutional report on November 10, 2023, the Mainland Civil and Commercial Judgments (Mutual Enforcement) Ordinance (Chapter 645) and the Mainland Civil and Commercial Judgments (Mutual Enforcement) Rules came into effect on January 29, 2024.

As one of the conditions for the handover of the sovereignty of Hong Kong to PRC, PRC accepted conditions such as Hong Kong’s Basic Law. The Basic Law ensured Hong Kong will retain its own currency (the Hong Kong Dollar), legal system, parliamentary system and people’s rights and freedom for fifty years from 1997. This agreement has given Hong Kong the freedom to function with a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues using the English common law system.

However, if the PRC attempts to alter its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

The Hong Kong government may face further restrictive measures from PRC government in the future.

The PRC government may intervene or influence our operations in Hong Kong at any time or may exert more control over offerings conducted overseas and/or foreign investment in us. The PRC government has claimed in its official policy documents that it exercises ‘comprehensive jurisdiction’ over Hong Kong. We cannot assure you that the Hong Kong government will not be facing further restrictive measures from PRC’s government in the future. The PRC government’s further potential restrictive regulations and measures could increase our existing and future operating costs by adapting to these regulations and measures, limit our access to capital resources or even restrict our existing and future business operations, which could further adversely affect our business and prospects.

For example, The Mainland Judgments in Civil and Commercial Matters (Reciprocal Enforcement) Ordinance Cap. 645 has come into effect in Hong Kong on January 29, 2024 (the Mainland Judgments Ordinance). The Mainland Judgment Ordinance creates a new registration system whereby certain judgments issued by Mainland courts could be enforced in Hong Kong SAR. These judgments include civil and/or commercial judgments handed down by Mainland courts, and criminal judgments (insofar as it is confined to an order to pay a sum of money for compensation and/or damages). The Mainland Judgments Ordinance implements the Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters by the Courts of the PRC and Hong Kong SAR. The Supreme People’s Court of Mainland and the Hong Kong Government signed the above Arrangement on January 18, 2019.

The cumulative effects of the Mainland Judgments Ordinance are:

(i) it expedites the enforcement of Mainland civil and/or commercial judgments in Hong Kong. This includes both monetary or non-monetary orders. An opposing party must object within a short period of time. The objection must be strictly confined to the grounds as set out in the Mainland Judgments Ordinance,

(ii) criminal judgments which carry monetary compensation or damages orders are also enforceable in Hong Kong. A wide range of PRC legislations and administrative regulations give power to the Mainland courts to order for monetary compensation or damages in criminal cases. The Mainland criminal justice system is known for its very high conviction rate.

(iii) Hong Kong-based assets are now liable to be confiscated or seized by orders of the Hong Kong courts for the purposes of the execution of Mainland judgments.

On 8 March 2024, the Hong Kong SAR Government issued the Safeguarding National Security Bill (the “Bill”). The Bill as amended was then approved and passed at a full Legislative Council meeting on 19 March 2024. The Safeguarding National Security Ordinance became law and took effect from March 23, 2024. This law grants authorities’ broad powers to address perceived threats to national security, but its implementation and interpretation introduce significant uncertainty. See “– Interpretation of PRC laws and the implementation of National Security Law in Hong Kong involve uncertainty.”

Interpretation of PRC laws and the implementation of National Security Law in Hong Kong involve uncertainty.

Since 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The PRC legal system is a civil law system based on written statutes. Prior court decisions are encouraged to be used for reference, but it remains unclear to what extent the prior court decisions may impact the current court ruling as the encouragement policy is new and there is limited judicial practice in this regard. Since a large number of laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, and regulations and rules are not always uniform and the enforcement of these laws, regulations and rules involves uncertainties.

Depending on the government agency or how an application or case is presented to such agency, we may receive less favorable interpretations of laws and regulations than our competitors, particularly if a competitor has long been established in the locality of and has developed a relationship with such agency. In addition, any litigation may be protracted and result in substantial costs and a diversion of resources and management attention. All of these uncertainties may cause difficulties in the enforcement of our rights, entitlements under our permits and other statutory and contractual rights and interests.

On March 8, 2024, the Hong Kong SAR Government issued the Safeguarding National Security Bill (the “Bill”). The Bill as amended was then approved and passed at a full Legislative Council meeting on March 19, 2024. The Safeguarding National Security Ordinance became law and took effect from March 23, 2024. According to the Chief Executive of the Hong Kong SAR, the Safeguarding National Security Ordinance demonstrates three key objectives: (1) to resolutely, fully and faithfully implement the policy of “one country, two systems” under which the people of Hong Kong administer Hong Kong with a high degree of autonomy; (2) to establish and improve the legal system and enforcement mechanisms for the Hong Kong SAR to safeguard national security; and (3) to prevent, suppress and punish acts and activities endangering national security in accordance with the law, to protect the lawful rights and interests of the residents of the Hong Kong SAR and other people in the Hong Kong SAR, to ensure the property and investment in the Hong Kong SAR are protected by the law, to maintain prosperity and stability of the Hong Kong SAR. This ordinance introduces significant uncertainty for businesses operating in Hong Kong. This law grants authorities broad powers to address perceived threats to national security, but its implementation and interpretation remain fluid. The ordinance applies not only within Hong Kong but also to activities conducted outside its borders. Businesses with international operations may face legal risks if their actions are perceived as undermining national security, even if those actions occur elsewhere. Companies may inadvertently violate the law due to its complexity and evolving interpretation. Compliance costs, legal challenges, and reputational damage could result from inadvertent non-compliance. The uncertainty surrounding the ordinance may deter foreign investment, impact investor confidence, and affect Hong Kong’s status as a global financial hub. All of these may adversely affect our operations in Hong Kong.

Our Ordinary Shares may be delisted or prohibited from being traded under the Holding Foreign Companies Accountable Act if the PCAOB were unable to fully inspect our auditor. The delisting or the cessation of trading of our Ordinary Shares, or the threat of them being delisted or prohibited from being traded, may materially and adversely affect the value and/or liquidity of your investment. Additionally, if the PCAOB were unable to conduct full inspections of our auditor, it would deprive our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares from being traded on a national securities exchange or in the over-the-counter trading market in the U.S.

Our auditor, the independent registered public accounting firm that has issued the audit report included elsewhere in this Annual Report on Form 20-F, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Under current practice and PRC law, the PCAOB is currently able to inspect the audit work and practices of PCAOB-registered firms in PRC. Our auditor is located in the United States, with affiliates in Hong Kong, and the PCAOB has not been legally restricted from inspecting PCAOB audits relating to operations in Hong Kong. As noted above, except for the Basic Law, national laws of the PRC do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. The Basic Law expressly provides that the national laws of the PRC which may be listed in Annex III of the Basic Law shall be confined to those relating to defense and foreign affairs as well as other matters outside the autonomy of Hong Kong. National laws of the PRC relating to PCAOB access to auditor files have not been listed in Annex III and so do not apply directly to Hong Kong. The PRC legal system is evolving rapidly and the PRC laws, regulations, and rules may change quickly with little advance notice. To the extent any PRC laws and regulations become applicable to a company such as us or our auditor, the PCAOB loses its ability to inspect audit firms located in PRC and our auditor retains its working papers in PRC, the PCAOB may be unable to inspect our auditor. The lack of inspection could cause trading in your securities to be prohibited under the HFCAA and as a result Nasdaq may determine to delist your Ordinary Shares.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the Act. We would be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above.

In May 2021, the PCAOB issued a proposed rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act, for public comment. The proposed rule is related to the PCAOB’s responsibilities under the HFCAA, which, according to the PCAOB, would establish a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The proposed rule was adopted by the PCAOB on September 22, 2021 and approved by the SEC on November 5, 2021. On December 2, 2021, SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if passed by the U.S. House of Representatives and signed into law, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

In December 2021, the SEC adopted rules to implement the HFCAA and pursuant to the HFCAA, the PCAOB issued its report notifying the SEC of its determination that it is unable to inspect or investigate completely accounting firms headquartered in PRC or Hong Kong.

If for whatever reason the PCAOB is unable to conduct full inspections of our auditor, such uncertainty could cause the market price of our Ordinary Shares to be materially and adversely affected, and our securities could be delisted or prohibited from being traded. If our securities were unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Ordinary Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Ordinary Shares.

Inspections of other firms that the PCAOB has conducted outside the PRC have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. If the PCAOB were unable to conduct full inspections of our auditor, we and the investors in our Ordinary Shares would be deprived of the benefits of such PCAOB inspections. In addition, the inability of the PCAOB to conduct full inspections of auditors would make it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors that are subject to the PCAOB inspections, which could cause investors and potential investors in our securities to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our independent registered public accounting firm, UHY LLP, is not subject to the determinations announced by the PCAOB on December 16, 2021. UHY LLP are headquartered in Farmington Hills, Michigan. UHY LLP are not headquartered in the PRC or Hong Kong. The PCAOB currently has access to inspect the working papers of UHY LLP. As a result, we do not believe the HFCAA and related regulations will affect our company. If, however, our independent registered public accounting firm, or its affiliates, were denied, even temporarily, the ability to practice before the SEC and PCAOB, and it were determined that our financial statements or audit reports are not in compliance with the requirements of the U.S. Exchange Act, we could be at risk of delisting or become subject to other penalties that would adversely affect our ability to remain listed on the Nasdaq.

Cayman Islands Risk Factors

Because Diginex Limited is incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.

Diginex Limited is an exempted company with limited liability incorporated under the laws of the Cayman Islands. As a result, it may be difficult for investors to effect service of process within the United States upon Diginex Limited’s directors or officers, or enforce judgments obtained in the United States courts against Diginex Limited’s directors or officers.

Diginex Limited’s corporate affairs will be governed by its Amended and Restated Memorandum and Articles, the Companies Act (As Revised) and the common law of the Cayman Islands. Diginex Limited will also be subject to the federal securities laws of the United States. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of Diginex Limited’s directors to Diginex Limited under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of Diginex Limited’s shareholders and the fiduciary responsibilities of Diginex Limited’s directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States.

Shareholders of Cayman Islands exempted companies like Diginex Limited have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the register of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Diginex Limited’s directors have discretion under its Amended and Restated Memorandum and Articles that became effective immediately prior to completion of the IPO to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to Diginex Limited’s shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, Diginex Limited’s public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of Diginex Limited’s board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Securities Capital — Certain Differences in Corporate Law.”

As a company incorporated in the Cayman Islands, Diginex Limited is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if Diginex Limited complied fully with Nasdaq corporate governance listing standards.

Diginex Limited is an exempted company with limited liability incorporated under the laws of the Cayman Islands, and has listed the Ordinary Shares on Nasdaq. Nasdaq market rules permit a foreign private issuer like Diginex Limited to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is Diginex Limited’s home country, may differ significantly from Nasdaq corporate governance listing standards as, except for general fiduciary duties and duties of care, Cayman Islands law has no corporate governance regime which prescribes specific corporate governance standards.

We rely on home country practice with respect to our corporate governance. As a result, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers. Among others, we will not be required to: (i) obtain shareholders’ approval for issuance of securities in certain situations; or (ii) have regularly scheduled executive sessions with only independent directors each year.

Diginex Limited has elected to be exempt from the requirement: (i) in Nasdaq Marketplace Rule 5635(a) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding at a price less than the lower of: (a) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (b) the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement.; (ii) in Nasdaq Marketplace Rule 5620(c) requiring a Nasdaq-listing company to provide in its by-laws for a quorum of at least 33 1/3 percent of the outstanding shares of the Company’s common voting stock; (iii) in Nasdaq marketplace Rule 5605(b)(2) requiring a Nasdaq-listing company to have regularly scheduled meetings at which only independent directors are present; and (iv) in Nasdaq marketplace Rule 5635(c) requires a Nasdaq-listed company to obtain shareholder approval for the establishment of or material amendments to equity compensation.

Provisions in the Diginex Limited’s governance documents may inhibit a takeover of Diginex Limited, which could limit the price investors might be willing to pay in the future for Diginex Limited’s Ordinary Shares and could entrench management.

Diginex Limited’s governance documents contain provisions that may discourage unsolicited takeover proposals that shareholders may consider to be in their best interests. These provisions include that Diginex Limited may issue additional shares without shareholder approval and such additional shares could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The ability for Diginex Limited to issue additional shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise that could involve the payment of a premium over prevailing market prices for Diginex Limited’s Ordinary Shares.

As a foreign private issuer, Diginex Limited will be exempt from a number of U.S. securities laws and rules promulgated thereunder and will be permitted to publicly disclose less information than U.S. public companies must. This may limit the information available to holders of the Diginex Limited’s Ordinary Shares.

Diginex Limited qualifies as a “foreign private issuer,” as defined in the SEC’s rules and regulations, and, consequently, Diginex Limited is not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, Diginex Limited is exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, Diginex Limited’s officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of Diginex Limited’s securities. For example, some of Diginex Limited’s key executives may sell a significant amount of Diginex Limited’s Ordinary Shares and such sales will not be required to be disclosed as promptly as public companies organized within the United States would have to disclose. Accordingly, once such sales are eventually disclosed, the price of Diginex Limited’s Ordinary Shares may decline significantly. Moreover, Diginex Limited is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Diginex Limited is also not subject to Regulation FD under the Exchange Act, which would prohibit Diginex Limited from selectively disclosing material nonpublic information to certain persons without concurrently making a widespread public disclosure of such information. Accordingly, there may be less publicly available information concerning Diginex Limited than there is for U.S. public companies.

As a foreign private issuer, Diginex Limited will file an annual report on Form 20-F within four months of the close of each fiscal year ended March 31 and furnish reports on Form 6-K relating to certain material events promptly after Diginex Limited publicly announces these events. However, because of the above exemptions for foreign private issuers, which Diginex Limited relies on, Diginex Limited shareholders will not be afforded the same information generally available to investors holding shares in public companies that are not foreign private issuers.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Diginex Limited’s amended and restated articles of association allow one or more of our shareholders who together hold not less than 10% of the rights to vote to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least five (5) clear days is required to be given to the shareholders for the convening of any general meeting. A quorum required for a general meeting is one or more holders holding shares that represent not less than one-third of the outstanding shares of the Company carrying the right to vote at such general meeting. For these purposes, “clear days” means that period excluding (a) the day when the notice is given or deemed to be given and (b) the day for which it is given or on which it is to take effect.

Because Diginex Limited is a foreign private issuer and is exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if it were a domestic issuer.

Diginex Limited’s status as a foreign private issuer exempts it from compliance with certain Nasdaq corporate governance requirements if it instead complies with the statutory requirements applicable to a Cayman Islands exempted company. The statutory requirements of Diginex Limited’s home country of Cayman Islands do not strictly require a majority of its board to consist of independent directors, unless required by Nasdaq rules. Thus, although a director must act in the best interests of Diginex Limited, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of Diginex Limited may decrease as a result. In addition, the Nasdaq Listing Rules also require U.S. domestic issuers to have an independent compensation committee with a minimum of two members, a nominating committee, and an independent audit committee with a minimum of three members. Diginex Limited, as a foreign private issuer, with the exception of needing an independent audit committee composed of at least three members, is not subject to these requirements. The Nasdaq Listing Rules may also require shareholder approval for certain corporate matters that Diginex Limited’s home country’s rules do not. Following Cayman Islands governance practices, as opposed to complying with the requirements applicable to a U.S. company listed on Nasdaq, may provide less protection to you than would otherwise be the case.

Diginex Limited may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.

As a “foreign private issuer,” Diginex Limited would not be required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under those rules, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to Diginex on September 30, 2025.

In the future, Diginex Limited could lose its foreign private issuer status if a majority of its Ordinary Shares are held by residents in the United States and it fails to meet any one of the additional “business contacts” requirements. Although Diginex Limited intends to follow certain practices that are consistent with U.S. regulatory provisions applicable to U.S. companies, Diginex Limited’s loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to Diginex Limited under U.S. securities laws if it is deemed a U.S. domestic issuer may be significantly higher. If Diginex Limited is not a foreign private issuer, Diginex Limited will be required to file periodic reports and prospectuses on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, Diginex Limited would become subject to the Regulation FD, aimed at preventing issuers from making selective disclosures of material information. Diginex Limited also may be required to modify certain of its policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, Diginex Limited may lose its ability to rely upon exemptions from certain corporate governance requirements of Nasdaq that are available to foreign private issuers. For example, Nasdaq’s corporate governance rules require listed companies to have, among other things, a majority of independent board members and independent director oversight of executive compensation, nomination of directors, and corporate governance matters. Nasdaq rules also require shareholder approval of certain share issuances, including approval of equity compensation plans. As a foreign private issuer, Diginex Limited would be permitted to follow home country practice in lieu of the above requirements. As long as Diginex Limited relies on the foreign private issuer exemption to certain of Nasdaq’s corporate governance standards, a majority of the directors on its board of directors are not required to be independent directors, its remuneration committee is not required to be comprised entirely of independent directors and it will not be required to have a nominating and corporate governance committee, unless otherwise required by Nasdaq rules. If Diginex Limited loses its foreign private issuer status and fails to comply with U.S. securities laws applicable to U.S. domestic issuers, Diginex Limited may have to de-list from Nasdaq and could be subject to investigation by the SEC, Nasdaq and other regulators, among other materially adverse consequences.

We currently do not expect to pay dividends in the foreseeable future and you must rely on price appreciation of our Ordinary Shares for a return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund our development and growth. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Ordinary Shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from the operating entities, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. There is no guarantee that our Ordinary Shares will appreciate in value or even maintain the price at which you purchased Ordinary Shares. You may not realize a return on your investment in our Ordinary Shares and you may even lose your entire investment in our Ordinary Shares.

Risks Related to Taxation

We may be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the current taxable year, which could result in adverse U.S. federal income tax consequences for U.S. Holders of our Shares.

In general, we will be treated as a passive foreign investment company (“PFIC”) for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the Section of this Annual Report on Form 20-F captioned “U.S. Federal Income Tax Considerations”) of our securities, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Our actual PFIC status for any taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules in light of their individual circumstances.

Risks Related to Being a Public Company

Diginex Limited has limited experience operating as a public company and fulfilling its obligations as a U.S. reporting company may be expensive and time consuming.

Only one member of the Company’s executive officers has past experience in operating a U.S. public company, which makes their ability to comply with applicable laws, rules and regulations uncertain. The Company’s failure to comply with all laws, rules and regulations applicable to U.S. public companies could subject Diginex or its management to regulatory scrutiny or sanction, which could harm the Company’s reputation and share price.

As a public company Diginex Limited will incur significant legal, accounting, and other expenses that it did not incur as a private company. Diginex Limited is subject to reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the rules subsequently implemented by the SEC, the rules and regulations of the listing standards of The Nasdaq Stock Market LLC, or Nasdaq, and other applicable securities rules and regulations. Stockholder activism, the current political and social environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which will likely result in additional compliance costs and could impact the manner in which Diginex operates its business in ways Diginex cannot currently anticipate. Compliance with these rules and regulations may strain Diginex’s financial and management systems, internal controls, and employees. The Exchange Act requires, among other things, that Diginex Limited files annual, half yearly, and current reports with respect to its business and operating results. Moreover, the Sarbanes-Oxley Act requires, among other things, that Diginex Limited maintains effective disclosure controls and procedures, and internal control, over financial reporting. In order to maintain and, if required, improve disclosure controls and procedures, and internal control over, financial reporting to meet this standard, significant resources and management oversight may be required. If Diginex Limited encounters material weaknesses or deficiencies in internal control over financial reporting, Diginex Limited may not detect errors on a timely basis and its combined financial statements may be materially misstated. Effective internal control is necessary for Diginex Limited to produce reliable financial reports and is important to prevent fraud.

Diginex Limited, as an emerging growth company, is not required to have its independent auditor attestation of management assessment of its internal controls over financial reporting. However, when Diginex Limited ceases to be an emerging growth company, its independent registered public accounting firm may be required to formally attest to the effectiveness of internal control over financial reporting at some point in the future on Form 20-F. Diginex Limited expects to incur significant expenses and devote substantial management effort toward ensuring compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. As a result of the complexity involved in complying with the rules and regulations applicable to public companies, Diginex’s management attention may be diverted from other business concerns, which could harm the business, operating results, and financial condition. Diginex finance team is not large and it may need to hire more employees in the future, or engage outside consultants, which will increase operating expenses.

Diginex also expects that being a public company and complying with applicable rules and regulations will make it more expensive for it to obtain director and officer liability insurance, and Diginex may be required to incur substantially higher costs to obtain and maintain the same or similar coverage. These factors could also make it more difficult for Diginex to attract and retain qualified members of its board of directors and qualified executive officers.

A potential failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on Diginex’s business, financial condition, and results of operations. Diginex may be unable to accurately report Diginex’s financial results or prevent fraud if Diginex cannot maintain an effective system of internal controls over Diginex’s financial reporting.

Diginex will be subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the “SEC,” as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the “Sarbanes-Oxley Act,” adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. Diginex Limited is an “emerging growth company,” and are expected to first include a management report on Diginex’s internal controls over financial reporting in Diginex Limited’s second annual report after the close of its initial public offering, which is for the fiscal year ended March 31, 2026. Diginex’s management may conclude that Diginex Limited’s internal controls over Diginex’s financial reporting are not effective, and Diginex Limited’s reporting obligations as a public company will place a significant strain on Diginex’s management, operational and financial resources, and systems for the foreseeable future, which will increase Diginex’s operating expenses.

The establishment of effective internal controls over financial reporting is necessary for Diginex Limited to produce reliable financial reports and are important to help prevent fraud. Diginex’s failure to achieve and maintain effective internal controls over financial reporting could consequently result in a loss of investor confidence in the reliability of Diginex Limited’s financial statements, which in turn could harm Diginex’s business and negatively impact the trading price of Diginex Limited’s stock. Diginex Limited anticipate that it will incur considerable costs and devote significant management time and efforts and other resources to comply with Section 404 of the Sarbanes-Oxley Act.

If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

Pursuant to Section 404 of the Sarbanes-Oxley Act, we will be required to file a report by our management on our internal control over financial reporting. In addition, an attestation report on internal control over financial reporting issued by our independent registered public accounting firm may be required. While we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. We might not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404 of the Sarbanes-Oxley Act. The presence of material weaknesses in internal control over financial reporting could result in financial statement errors which, in turn, could lead to errors in our financial reports and/or delays in our financial reporting, which could require us to restate our operating results.

The JOBS Act permits “emerging growth companies” like Diginex Limited to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies.

Diginex Limited is an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). The JOBS Act defines an emerging growth company as a company that has annual gross revenues of less than $1.235 billion during its most recent fiscal year and has not sold common stock under a registration statement. A company will be classified as an emerging growth company for its first five fiscal years, unless: its gross revenues exceed $1.235 billion, it has issued over $1 billion in non-convertible debt over three years, or it becomes a large accelerated filer. SEC Rule 12b-2 provides that a large accelerated filer is a company that has a public float of greater than $700 million, has been filing periodic reports for at least 12 months, has previously filed at least one annual report (e.g. Form 20-F), and is not a smaller reporting company. That is, a large accelerated filer is simply an accelerated filer whose public float exceeds $700 million. As such, Diginex Limited takes advantage of certain exemptions from various reporting requirements applicable to other public companies based on its status as an emerging growth company. Pursuant to Section 404 of the Sarbanes-Oxley Act, once Diginex Limited is no longer an emerging growth company, Diginex Limited may be required to furnish an attestation report on internal control over financial reporting issued by Diginex Limited’s independent registered public accounting firm. When Diginex Limited’s independent registered public accounting firm is required to undertake an assessment of its internal control over financial reporting, the cost of complying with Section 404 of the Sarbanes-Oxley Act will significantly increase, and management’s attention may be diverted from other business concerns, which could adversely affect Diginex’s business and results of operations.

Our major shareholder has substantial influence over our company and his interests may not be aligned with the interests of our other shareholders.

As of the date of this Annual Report on Form 20-F, our major shareholder, beneficially owns an aggregate of approximately 40.2% of our issued and outstanding Ordinary Shares. As a result of this major shareholders’ substantial shareholding, he has a substantial influence over our business, including decisions regarding acquisitions, mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This shareholder may take actions that are not in the best interests of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our Ordinary Shares. These actions may be taken even if they are opposed by our other shareholders.

Our failure to meet the continued listing requirements of Nasdaq could result in a de-listing of our Ordinary Shares and penny stock trading.

If we fail to satisfy the applicable continued listing requirements to maintain the listing of our Ordering Shares on The Nasdaq Capital Market, Nasdaq may commence delisting procedures against our Company (during which we may have additional time of up to six months to appeal and correct our non-compliance). If our Ordinary Shares are ultimately delisted from Nasdaq, our Ordinary Shares would likely then trade only in the over-the-counter market and the market liquidity of our Ordinary Shares could be adversely affected and their market price could decrease. If our Ordinary Shares were to trade on the over-the-counter market, selling our Ordinary Shares could be more difficult because smaller quantities of shares would likely be bought and sold, transactions could be delayed, and we could face significant material adverse consequences, including: a limited availability of market quotations for our securities; reduced liquidity with respect to our securities; a determination that our shares are a “penny stock,” which will require brokers trading in our securities to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our securities; a reduced amount of news and analyst coverage for our Company; and a decreased ability to issue additional securities or obtain additional financing in the future. These factors could result in lower prices and larger spreads in the bid and ask prices for our Ordinary Shares and would substantially impair our ability to raise additional funds and could result in a loss of institutional investor interest and fewer development opportunities for us.

In addition to the foregoing, if our Ordinary Shares are ultimately delisted from Nasdaq and they trade on the over-the-counter market, the application of the “penny stock” rules could adversely affect the market price of our Ordinary Shares and increase the transaction costs to sell those shares. The SEC has adopted regulations which generally define a “penny stock” as an equity security that has a market price of less than $5.00 per share, subject to specific exemptions. If our Ordinary Shares are ultimately delisted from Nasdaq and then trade on the over-the-counter market at a price of less than $5.00 per share, our Ordinary Shares would be considered a penny stock. The SEC’s penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and the salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. In addition, the penny stock rules generally require that before a transaction in a penny stock occurs, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s agreement to the transaction. If applicable in the future, these rules may restrict the ability of brokers-dealers to sell our Ordinary Shares and may affect the ability of investors to sell their shares, until our Ordinary Shares no longer is considered a penny stock.

If securities industry analysts do not publish research reports on Diginex Limited, or publish unfavorable reports on Diginex Limited, then the market price and market trading volume of Diginex Limited’s Ordinary Shares could be negatively affected.

Any trading market for Diginex Limited Ordinary Shares may be influenced in part by any research reports that securities industry analysts publish about Diginex Limited. Diginex Limited does not currently have and may never obtain research coverage by securities industry analysts. If no securities industry analysts commence coverage of Diginex Limited, the market price and market trading volume of Diginex Limited’s Ordinary Shares could be negatively affected. In the event Diginex Limited is covered by analysts, and one or more of such analysts downgrade Diginex Limited shares, or otherwise reports on Diginex Limited unfavorably, or discontinues coverage of Diginex Limited, the market price and market trading volume of Diginex Limited Ordinary Shares could be negatively affected.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

The Nasdaq Listing Rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. In addition, the Nasdaq Listing Rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee and an audit committee. We, as a foreign private issuer, are not subject to these requirements. The Nasdaq Listing Rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to comply with most of the corporate governance requirements of the Nasdaq Listing Rules. However, we may, in the future, consider following home country practice in lieu of the requirements under the Nasdaq Listing Rules with respect to certain corporate governance standards which may afford less protection to investors. In particular, under Nasdaq Listing Rule 5615(a)(3)(A), a foreign private issuer may, in general, follow its home country corporate governance practices in lieu of some of the Nasdaq corporate governance requirements, set forth in the Nasdaq Marketplace Rule 5600 Series (with certain exceptions not relevant here). Diginex Limited has elected to be exempt from the requirement in Nasdaq Marketplace Rule 5635(d) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding at a price less than the lower of: (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement.

Although as a foreign private issuer we are exempt from certain corporate governance standards applicable to U.S. issuers, if we cannot continue to satisfy, the continued listing requirements and other rules of Nasdaq, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

In order to maintain our listing on Nasdaq, we will be required to comply with certain rules of Nasdaq, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Although we initially met the listing requirements and other applicable rules of Nasdaq, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the criteria of Nasdaq for maintaining our listing, our securities could be subject to delisting, which would have a negative effect on the price of our Ordinary Shares and impair your ability to sell your shares.

If Nasdaq subsequently delists our securities from trading, we could face significant consequences, including:

●	limited availability for market quotations for our Ordinary Shares;
●	reduced liquidity with respect to our Ordinary Shares;
●	a determination that our Ordinary Shares are “penny stock,” which will require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;
●	limited amount of news and analyst coverage; and
●	a decreased ability to issue additional securities or obtain additional financing in the future.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

We qualify as a foreign private issuer as of the date of this Annual Report on Form 20-F. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers and are not required to disclose in our periodic reports all of the information that U.S. domestic issuers are required to disclose. We may cease to qualify as a foreign private issuer in the future, and consequently, we would be required to fully comply with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparisons of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our Ordinary Shares less attractive to investors.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

As a newly publicly traded company, we will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, Nasdaq Stock Market, impose various requirements on the corporate governance practices of public companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult or costly for us to find qualified persons to serve on our board of directors or as executive officers as a public company. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Our Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Our Ordinary Shares may be “thinly-traded”, meaning that the number of persons interested in purchasing our Ordinary Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we become more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broad or active public trading market for our Ordinary Shares may not develop or be sustained.

If we fail to meet applicable continued requirements, Nasdaq may delist our Ordinary Shares from trading, in which case the liquidity and market price of our Ordinary Shares could decline.

Although our Ordinary Shares are listed on Nasdaq, we cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Ordinary Shares, we and our Shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Ordinary Shares;
●	reduced liquidity for our Ordinary Shares;
●	a determination that our Ordinary Shares are “penny stock”, which would require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;
●	a limited amount of news about us and analyst coverage of us; and
●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or pre-empts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because Ordinary Shares are listed on Nasdaq, such securities are covered securities. Although the states are pre-empted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operations and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Ordinary Shares if the market price of our Ordinary Shares increases.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against Diginex Limited or its management named in the Annual Report on Form 20-F based on foreign laws.

Diginex Limited is incorporated under the laws of Cayman Islands. Diginex Limited conducts its operations outside the United States and a significant amount of our assets are located outside the United States. In addition, a majority of Diginex Limited’s directors and executive officers named in this Annual Report on Form 20-F reside outside the United States, and a significant amount of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against Diginex Limited or against them in the United States in the event you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of Cayman Islands or other relevant jurisdiction may render you unable to enforce a judgment against Diginex Limited assets or the assets of its directors and officers.

Future issuance of Diginex Limited’s Ordinary Shares could dilute the interests of existing shareholders.

Diginex Limited may issue additional Ordinary Shares in the future. The issuance of a substantial number of Ordinary Shares could have the effect of substantially diluting the interests of Diginex Limited’s shareholders. In addition, the sale of a substantial amount of Ordinary Shares in the public market, in a situation in which Diginex Limited acquires a company, a business or an asset and the acquired company or the owner of the business or asset receives Ordinary Shares as consideration and the acquired company or the owner of the business or asset subsequently sells its Ordinary Shares, or by investors who acquired such Ordinary Shares in a private placement, could have an adverse effect on the market price of Diginex Limited’s Ordinary Shares.

Future issuances of debt securities, which would rank senior to Diginex Limited Ordinary Shares upon our bankruptcy or liquidation, and future issuances of preferred shares, which could rank senior to Diginex Limited Ordinary Shares for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in Diginex Limited’s Ordinary Shares.

In the future, Diginex Limited may attempt to increase capital resources by offering debt securities. Upon bankruptcy or liquidation, holders of Diginex Limited debt securities, and lenders with respect to other borrowings Diginex Limited may make, would receive distributions of Diginex Limited available assets prior to any distributions being made to holders of our Ordinary Shares. Moreover, if Diginex Limited issues Preferred Shares, the holders of such preferred shares could be entitled to preferences over holders of Ordinary Shares in respect of the payment of dividends and the payment of liquidating distributions. Because Diginex Limited’s decision to issue debt or Preferred Shares in any future offering, or borrow money from lenders, will depend in part on market conditions and other factors beyond Diginex Limited’s control, Diginex Limited cannot predict or estimate the amount, timing or nature of any such future offerings or borrowings. Holders of Diginex Limited’s Ordinary Shares must bear the risk that any future offerings Diginex Limited conducts or borrowings Diginex Limited makes may adversely affect the level of return, if any, they may be able to achieve from an investment in Diginex Limited’s Ordinary Shares.

The trading price of Diginex Limited’ Ordinary Shares may be volatile, which could result in substantial losses to investors.

The trading price of Diginex Limited’ Ordinary Shares is likely to be volatile and could fluctuate widely due to factors beyond Diginex’s control. This may happen due to broad market and industry factors, such as performance and fluctuation in the market prices or underperformance or deteriorating financial results of other listed companies based in Hong Kong. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Hong Kong companies’ securities after their offerings may affect the attitudes of investors towards Hong Kong-based, U.S.-listed companies, which consequently may affect the trading performance of Diginex Limited’s Ordinary Shares regardless of its actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure, or matters of other Hong Kong companies may also negatively affect the attitudes of investors towards Hong Kong companies in general, including Diginex Limited, regardless of whether it has conducted any inappropriate activities. Furthermore, securities markets may from time-to-time experience significant price and volume fluctuations that are not related to Diginex’s operating performance, which may materially and adversely affect the trading price of its Ordinary Shares.

In addition to the above factors, the price and trading volume of Diginex Limited’s Ordinary Shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting Diginex or its industry;
●	variations in Diginex’s revenue, profit, and cash flow;
●	changes in the economic performance or market valuations of other related firms;
●	actual or anticipated fluctuations in Diginex’s results of operations and changes or revisions of its expected results;
●	changes in financial estimates by securities research analysts;
●	detrimental negative publicity about Diginex, its services, its officers, directors, shareholders, other beneficial owners, its business partners, or its industry;
●	announcements by Diginex or Diginex competitors of new service offerings, acquisitions, strategic relationships, joint ventures, capital raises, or capital commitments;
●	litigation or regulatory proceedings involving Diginex, its officers, directors, or shareholders; and
●	sales or perceived potential sales of additional Ordinary Shares.

Any of these factors may result in large and sudden changes in the volume and price at which Diginex Limited’s Ordinary Shares will trade. In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If Diginex were involved in a class action suit, it could divert a significant amount of its management’s attention and other resources from its business and operations and require it to incur significant expenses to defend the suit, which could harm Diginex’s results of operations. Any such class action suit, whether or not successful, could harm Diginex’s reputation and restrict its ability to raise capital in the future. In addition, if a claim is successfully made against Diginex, it may be required to pay significant damages, which could have a material adverse effect on its financial condition and results of operations.

Our insiders beneficially own approximately 51.6% of our total issued and outstanding Ordinary Shares or approximately 42.0% assuming all of the IPO Warrants have been exercised, which may limit your ability to influence our actions.

Our insiders beneficially own approximately 51.6% of our total issued and outstanding Ordinary Shares or approximately 42.0% assuming all of the IPO Warrants have been exercised and have the power to exert considerable influence over our actions through their ability to effectively control matters requiring shareholder approval, including the determination to enter into a corporate transaction or to prevent a transaction, regardless of whether other shareholders believe that any such transaction is in their or our best interests. We cannot assure you that the interests of our insiders will coincide with the interests of other shareholders. As a result, the market price of our Ordinary Shares could be adversely affected. Additionally, our insiders may effectively control all of our corporate decisions so long as they continue to own a substantial number of our Ordinary Shares.

Short sellers of Diginex Limited’s Ordinary Shares may be manipulative and may drive down the market price of its Ordinary Shares.

Short sellers of Diginex Limited stock may be manipulative and may attempt to drive down the market price of Diginex Limited’s Ordinary Shares. Short selling is the practice of selling securities that the seller does not own but rather has borrowed or intends to borrow from a third party with the intention of buying identical securities at a later date to return to the lender. A short seller hopes to profit from a decline in the value of the securities, as the short seller expects to pay less in the covering purchase than it received in the sale. It is therefore in the short seller’s interest for the price of the stock to decline, and some short sellers publish, or arrange for the publication of, opinions or characterizations regarding the relevant issuer, often involving deliberate misrepresentations of the issuer’s business prospects and similar matters calculated to create negative market momentum.

As a public entity in a highly digital world, Diginex Limited may be the subject of concerted efforts by profiteering short sellers to spread misinformation and misrepresentations in order to gain an illegal market advantage. In addition, the publication of intentional misinformation may also result in lawsuits, the uncertainty and expense of which could adversely impact Diginex’s business, financial condition, and reputation.

While utilizing all available tools to defend itself and its assets against these short seller efforts, there is limited regulatory control, making such efforts an ongoing concern for any public company. While Diginex moves forward in its business development strategies in good faith, there are no assurances that Diginex will not face these short sellers’ efforts or similar tactics by bad actors in the future, and the market price of its Ordinary Shares may decline as a result of their actions or the action of other short sellers.

Volatility in our Ordinary Shares price may subject us to securities litigation.

The market for our Ordinary Shares may have, when compared to seasoned issuers, significant price volatility and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

The future sales of Ordinary Shares by existing shareholders, including the sales pursuant to this Annual Report on Form 20-F, may adversely affect the market price of our Ordinary Shares.

As a company with relatively small public float we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large public float companies. The sales of a substantial number of registered shares could result in a significant decline in the public trading price of our Ordinary Shares and could impair our ability to raise capital through the sale or issuance of additional Ordinary Shares. We are unable to predict the effect that such sales may have on the prevailing market price of our Ordinary Shares. Despite such a decline in the public trading price, certain Selling Shareholders may still experience a positive rate of return on the Ordinary Shares due to the lower price that they purchased the Ordinary Shares compared to other public investors and may be incentivized to sell their Ordinary Shares when others are not.

Our Ordinary Shares are, in addition to the Nasdaq Capital Market, listed to trade on the Frankfurt Stock Exchange (Open Market) and the Tradegate Exchange under the symbol “I0Q.” The cross-listing of our Ordinary Shares may adversely affect the liquidity and value of our Ordinary Shares.

Since February 20, 2025, our Ordinary Shares have, in addition to the Nasdaq Capital Market, been listed to trade on the Frankfurt Stock Exchange (Open Market) and the Tradegate Exchange under the symbol “I0Q.” Cross-listing of securities, also known as interlisting or multi-listing, refers to a company listing its shares on multiple stock exchanges, including its domestic exchange and one or more foreign exchanges. This means our Ordinary Shares can be traded on different exchanges, providing access to a wider range of investors and potentially increasing liquidity. Trading of our Ordinary Shares in these markets will take place in different currencies (U.S. dollars on the Nasdaq Capital Market and Euros on the Frankfurt Stock Exchange and the Tradegate Exchange), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Germany). Fluctuations in the exchange rate between the currency of the primary listing exchange and the currency of the cross-listing exchange can impact the value of the securities to investors. Changes in exchange rates can affect the value of the investment, regardless of the Company’s underlying performance. The trading prices of our shares on these two markets may differ due to these and other factors, such as the timing of Diginex’s disclosures and press releases. Any decrease in the price of our Ordinary Shares on the Frankfurt Stock Exchange and the Tradegate Exchange could cause a decrease in the trading price of our Ordinary Shares on the Nasdaq Capital Market

General Risks

If Diginex is unable to successfully identify, hire and retain skilled individuals, it will not be able to implement its growth strategy successfully.

Diginex’s growth strategy is based, in part, on its ability to attract and retain highly skilled professionals including software engineers. To date, Diginex has been able to locate and engage such employees; however, because of competition from other firms, Diginex may face difficulties in recruiting and retaining professionals of a caliber consistent with its business strategy in the future. If Diginex is unable to successfully identify and retain qualified professionals, it could materially and adversely affect Diginex’s business, financial condition and results of operations.

Diginex’s employee retention plans may not be sufficient to retain key employees, including as it relates to equity compensation plans in place now and in the future.

Competition, including from new market entrants in the future, may cause Diginex’s revenue and earnings to decline.

With the increased importance placed on ESG reporting there could be new market entrants that directly compete with Diginex. Such competitors may have significant competitive advantages, including, the ability to leverage their sales efforts and marketing expenditures across a broader portfolio of services, greater global presence, more established third-party relationships, greater brand recognition, greater financial strength, greater numbers of company and investor clients, larger research and development teams, larger marketing budgets and other advantages over Diginex.

While Diginex believes its products, services and pricing differentiates it from many such competitors, the business has relatively low barriers to entry and Diginex anticipates that such barriers to entry will become lower in the future. This could lead to fee compression or require Diginex to spend more to modify or adapt its offerings to attract and retain customers and remain competitive with the products and services offered by new competitors in the industry. Increased competition on the basis of any of these factors, including competition leading to fee reductions, could materially and negatively impact Diginex’s business, financial condition and results of operations.

Diginex’s business lines rely on vendors and third-party service providers.

Diginex’s operations could be interrupted or disrupted if Diginex’s vendors and third-party service providers, or even the vendors of such vendors and third-party service providers, experience operational or other systems difficulties, terminate their service, fail to comply with regulations, raise their prices or dispute key intellectual property rights sold or licensed to, or developed for, Diginex. Diginex may also suffer the consequences of such vendors and third-party providers’ mistakes. Diginex outsources some of its operational and a large component of its product development and platform maintenance activities and accordingly depends on key relationships with vendors. For example, Diginex relies on vendors and third parties for certain services, including systems development and maintenance and hosting servers. The failure or capacity restraints of vendors and third-party services, a cybersecurity breach involving any third-party service providers or the termination or change in terms or price of a vendors and third-party software license or service agreement on which Diginex relies could interrupt Diginex’s operations. Replacing vendors and third-party service providers or addressing other issues with Diginex’s vendors and third-party service providers could entail significant delay, expense and disruption of service. As a result, if these vendors and third-party service providers experience difficulties, are subject to cybersecurity breaches, terminate their services, dispute the terms intellectual property agreements, or raise their prices, and Diginex is unable to replace them with other vendors and service providers, particularly on a timely basis, Diginex’s operations could be interrupted. If an interruption were to continue for a significant period, Diginex’s business, financial condition and results of operations could be adversely affected. Even if Diginex can replace vendors and third-party providers, it may be at a higher cost to Diginex, which could also adversely affect Diginex’s business, financial condition and results of operations.

Finally, notwithstanding Diginex’s efforts to implement and enforce strong policies and practices regarding third-party service providers, Diginex may not successfully detect and prevent fraud, incompetence or theft by its third-party service providers, which could adversely affect Diginex’s business, financial condition and results of operations.

Diginex could be the victim of employee misconduct.

In recent years, there have been a number of highly publicized cases involving fraud, conflicts of interest, or other misconduct by employees, and there is a risk that an employee of, or contractor to, Diginex or any of its affiliates could engage in misconduct that adversely affects Diginex’s business. It is not always possible to deter such misconduct, and the precautions Diginex takes to detect and prevent such misconduct may not be effective in all cases. Misconduct by an employee of, or contractor to, Diginex or any of its affiliates, or even unsubstantiated allegations of such misconduct, could result in direct financial harm to Diginex.

Diginex may not be able to effectively manage its growth.

As Diginex grows its business, its employee headcount and the scope and complexity of its business lines may increase dramatically. Consequently, if Diginex’s business grows at a rapid pace, it may experience difficulties maintaining this growth and building the appropriate processes and controls. Growth may increase the strain on resources, cause operating difficulties, including difficulties in sourcing, logistics, maintaining internal controls, marketing, designing products and services and meeting customer needs.

In addition, Diginex currently operates and is seeking to run many business lines and, while these business lines are anticipated to be complimentary, there can be no assurance that Diginex will be able to effectively deliver internal or external resources effectively to each business line as and when needed, particularly when multiple business lines are experiencing high levels of need at the same time.

If Diginex does not adapt to meet these challenges, it could have a material adverse effect on its business, financial condition and results of operations.

Operational risk may materially and adversely affect Diginex’s performance and results.

Operational risk is the risk of an adverse outcome resulting from inadequate or failed internal processes, people, systems or external events. Diginex’s exposure to operational risk arises from routine processing errors, as well as extraordinary incidents, such as major systems failures or legal matters. Because Diginex’s business lines are reliant on both technology and human expertise and execution, Diginex is exposed to material operational risk arising from a number of factors, including, but not limited to, human error, processing and communication errors, errors of third-party service providers, counterparties or other third parties, failed or inadequate processes, design flaws and technology or system failures and malfunctions.

Operational errors or significant operational delays could have a materially negative impact on Diginex’s ability to conduct its business or service its clients, which could adversely affect results of operations due to potentially higher expenses and lower revenues, create liability for Diginex or its clients or negatively impact its reputation.

Diginex may not be effective in mitigating risk.

Diginex continues to develop risk management and oversight policies and procedures to provide a sound operational environment for the types of risk to which it is subject, including operational risk, credit risk, market risk and liquidity risk. However, as with any risk management framework, there are inherent limitations to Diginex’s current and future risk management strategies, including risks that have not appropriately anticipated or identified and that certain policies may be insufficient. Accurate and timely enterprise-wide risk information is necessary to enhance management’s decision-making in times of crisis. If Diginex’s risk management framework proves ineffective or if Diginex’s enterprise-wide management information is incomplete or inaccurate, it could suffer unexpected losses or fail to generate the expected revenue, which could materially and adversely affect its business, financial condition and results of operations.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our Corporate History

Diginex Limited was incorporated on 26 January 2024 as an exempted company in the Cayman Islands with limited liability with its registered office at the office of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9099, Cayman Islands and principal place of business at Smart-Space Fintech 2, Room 3, Units 401-404, Core C, Cyberport 3, 3 Cyberport Road, Telegraph Bay, Hong Kong. Effective April 1, 2025 we relocated our global headquarters and principal executive office to 25 Wilton Road, Victoria, London, Greater London, SW1V 1LW, United Kingdom from Smart-Space Fintech 2, Room 3, Unit 401-404 Core C, Cyberport, Telegraph Bay, Hong Kong. On May 31, 2025, the lease at Smart-Space Fintech 2, Room 3, Unit 401-404 Core C, Cyberport, Telegraph Bay, Hong Kong was terminated and on June 1, 2025 a new lease was entered into in Hong Kong at Room1311, 13F, Leighton Centre, 77 Leighton Road, Causeway, Bay. Our telephone number is +852 3618 5881. Diginex’s website is located at https://www.diginex.com.

Diginex Limited is the sole owner of Diginex Solutions (HK) Limited, a Hong Kong corporation (“DSL”) and DSL is the sole owner of (i) Diginex Services Limited, a corporation formed in the United Kingdom and (ii) Diginex USA LLC, a limited liability company formed in the State of Delaware. Prior to the incorporation of Diginex Limited and a Restructuring that resulted in Diginex Limited being the parent entity, DSL was the parent entity and remains the main operating subsidiary. DSL is a Hong Kong domiciled technology company that builds end to end Software as a Service (“SaaS”) solutions for the future of ESG reporting and supply chain due diligence. The demand for companies to report on ESG components of their business and perform extensive due diligence on their supply chain is increasing at pace. Diginex has built products to address those demands. As well as offering SaaS solution, Diginex also offers advisory services to support overall ESG strategies. Such advisory services can range from advising on credible reporting solutions to training plus providing advice on carbon footprints.

Pre IPO Restructuring

On May 15, 2020, Diginex Limited (“Diginex HK”), a company incorporated in Hong Kong,  together with Diginex Solutions Limited, sold the legal entities of Diginex Solutions (HK) Limited (referred to herein as “DSL”) and Diginex USA LLC, together with the trademarks associated with the “Diginex” name, to a related party, Rhino Ventures Limited, an entity controlled, via 100% shareholding, by Miles Pelham, the founder and former chairman of Diginex HK and founder of DSL and the Company (the “DSL 2020 Acquisition Agreement”). The consideration of $6.0 million, that was paid by Rhino Ventures Limited (“RVL”) for Diginex Solutions (HK) Limited and Diginex USA LLC, was netted against a shareholder loan of $10.5 million between Diginex HK and Pelham Limited, another entity controlled by Miles Pelham. In addition, Diginex HK agreed to fund the business of DSL for six months following the sale at a 25% discount to the projected costs. Such funding amounted to $1.0 million. Pelham Limited remained a shareholder of Diginex HK after this transaction but is now no longer a shareholder of Diginex HK.

Following the sale of DSL and Diginex USA, Diginex HK underwent a restructuring in September 2020, which resulted in a share for share exchange with its newly incorporated parent company, Eqonex Limited. Eqonex Limited and its subsidiaries were active in the cryptocurrency industry but DSL and Diginex USA had no involvement in cryptocurrency. DSL focused on ESG reporting and Diginex USA employed individuals to support the DSL operations. Also in September 2020, Eqonex Limited completed a transaction with a special purpose acquisition company, 8i Enterprises Acquisition Corp and started to list on Nasdaq under the ticker code ‘EQOS’ on 1 October 2020. Eqonex Limited subsequently filed for Judicial Management in Singapore in November 2022 and Diginex HK was placed into liquidation at the same time. Judicial Management is a method of debt restructuring where an independent judicial manager is appointed to manage the affairs of a company under financial distress. The Judicial Management and liquidation process is still ongoing at the time of filing this Annual Report on Form 20-F and the stock has been delisted from Nasdaq, Neither DSL, Rhino Ventures or Miles Pelham have any affiliated interest with either business nor do they have any assets at risk as a result of the Judicial Management and liquidation processes.

With the exception of Paul Ewing, the Company CFO, who still sits on the board of certain subsidiaries of Eqonex Limited, no other officer or director of DSL or the Company has an existing relationship with Eqonex Limited and its subsidiaries including Diginex HK and Diginex Solutions Limited.

The acquisition of DSL included a 100% owned subsidiary, Diginex USA, LLC, a Delaware limited liability company. In September 2021, DSL acquired, Diginex Services Limited, a United Kingdom corporation, for zero consideration from RVL. Diginex Services Limited is a 100% owned subsidiary of DSL.

Diginex Limited is a Cayman Islands exempted company, incorporated under the laws of the Cayman Islands on January 26, 2024. On July 15, 2024, Diginex Limited and Diginex Solutions (HK) Limited (“DSL”) completed a restructuring pursuant to a share exchange agreement (the “Share Exchange Agreement”), whereby the then existing shareholders of DSL (the “Original Shareholders”) transferred all of their shares in DSL to Diginex Limited, in consideration for Diginex Limited’s issuance of substantially the same securities to such shareholders in exchange for the securities of DSL held by Original Shareholders (the “Exchange”). Prior to the Exchange there were 16,756 ordinary shares of DSL issued and outstanding, 3,151 preferred shares of DSL issued and outstanding and 10,172 warrants of DSL issued and outstanding. In the Exchange, each of the securities of DSL were exchanged for substantially the same securities of Diginex Limited at an exchange ratio of one (1) ordinary share of DSL for four hundred and ten (410) Ordinary Shares of Diginex Limited, one (1) preferred share of DSL for four hundred and ten (410) Preferred Shares of Diginex Limited and one (1) warrant of DSL for four hundred and ten (410) warrants of Diginex Limited.

On May 28, 2023, DSL agreed to an $8,000,000 share subscription agreement with Rhino Ventures Limited and on September 28, 2023 executed a subscription agreement (the “RVL Subscription Agreement”). Pursuant to the RVL Subscription Agreement, DSL issued Rhino Ventures Limited 5,086 ordinary shares and 10,172 warrants in exchange for $8.0 million. The warrants will be exercisable for ordinary shares of DSL for a period of three years from the date they are issued and shall be exercisable at a per warrant price of US$2,512. Post the completion of the Restructuring and Share Subdivision (as defined above), the number of warrants of Diginex Limited issued to Rhino Ventures Limited was adjusted to 4,170,520 from 10,172 with an adjusted price per warrant of US$6.13. The warrants, if fully exercised, will result in the issuance of such number of Ordinary Shares equal to 51% of the total issued and outstanding shares of the Company at the time of the warrants being exercised. This will be prorated for partial exercise of warrants. Rhino Ventures Limited paid the subscription price by the payment of $6.1 million in cash and the conversion of $1.9 million of debt due to Rhino Ventures Limited. The RVL Subscription Agreement also activated an anti-dilution clause in the Articles of Association of DSL which resulted in HBM IV, Inc. being issued 151 preferred shares of DSL for zero consideration. This increased HBM IV, Inc.’s holding to 3,151 preferred shares of DSL.

In connection with the Exchange, Diginex Limited and security holders of DSL consummated the following transactions (the “Ancillary Transactions”): (i) Diginex Limited issued $4.35 million new convertible loan notes to certain Original Shareholders in consideration for the cancellation of the then existing convertible loan notes issued by DSL and held by such Original Shareholders; (ii) Diginex Limited granted certain share options under the new share option plan that was adopted by Diginex Limited to the holders of the unexercised share options granted by DSL (the “Original Share Options”), in consideration for the cancellation of the Original Share Options held by such holders. At time of the Exchange there were 629,760 vested but unexercised share options and unvested share options exercisable for such number of Ordinary Shares equal to 1.3% of the issued and outstanding shares of the Company at the time of vesting and (iii) Diginex Limited granted certain warrants to purchase Ordinary Shares of Diginex Limited to the holders of the then existing warrants to purchase ordinary shares of DSL (the “Original Warrants”), in consideration for the cancellation of the Original Warrants held by such holders. The convertible loan notes automatically converted into Ordinary Shares of Diginex Limited on December 20, 2024 and whilst there is no automatic vesting of any unvested share options upon completion of the IPO the board of directors do have the ability to accelerate vesting at any point. The board of directors approved and authorized the acceleration of the vesting of the unvested share options to January 23, 2026. The fair value of all unvested ESOP as of the date of this Annual Report on Form 20-F is $2.2 million of which $1.0 million has been recognized in the financial statements at March 31, 2025.

Accordingly, upon consummation of the Exchange and the Ancillary Transactions (collectively the “Restructuring”), DSL became a wholly owned subsidiary of Diginex Limited, and the prior shareholders of DSL became shareholders of Diginex Limited. The remaining DSL security holders became security holders of Diginex Limited, in that they held Diginex Limited convertible loan notes, share options and warrants. Following, the closing of the Restructuring there are 6,869,961 Ordinary Shares of Diginex Limited issued and outstanding, 1,291,910 preferred shares of Diginex Limited issued and outstanding, 4,170,520 warrants issued and outstanding, $4.35 million new convertible loan notes issued and outstanding and 629,760 vested but unexercised share options and unvested share options exercisable for such number of Ordinary Shares equal to 1.3% of the issued and outstanding shares of the Company at the time of vesting.

Following the Restructuring, on July 26, 2024, the Company completed a share subdivision (the “Share Subdivision”) such that, the authorized share capital of the Company was changed from US$50,000 divided into 480,000,000 Ordinary shares of par value US$0.0001 each, 20,000,000 Preferred shares of par value US$0.0001 each to be US$50,000 divided into 960,000,000 Ordinary Shares of US$0.00005 par value each and 40,000,000 preferred shares (the “Preferred Shares”), par value US$0.00005 per share. Immediately prior to the Share Subdivision there were 6,869,961 ordinary shares and 1,291,910 preferred shares issued and outstanding, and immediately after the Share Subdivision there are 13,739,922 Ordinary Shares and 2,583,820 Preferred Shares issued and outstanding.

During the Restructuring, a $1 million loan due from DSL to a related company, Diginex Holdings Limited, a company controlled by Rhino Ventures Limited, was converted into a $1 million convertible loan note of which Rhino Ventures Limited holds $517,535 of the principal amount of the convertible loan note and Working Capital Innovation Fund II L.P. holds $482,465 of the principal amount of the convertible loan note. The loan between DSL and Diginex Holdings Limited charged interest at 8% per annum and had a maturity date of December 31, 2024. The terms of the new convertible loan notes also charge interest at 8% per annum and had a maturity date of December 31, 2024. This $1 million convertible loan note forms part of the $4.35 million loan notes issued by Diginex Limited post the Restructuring.

On August 6, 2024 certain Employee Share Option Plan (“ESOP”) holders exercised their options and converted their options into Ordinary Shares. 501,840 employee share options were converted into 1,003,680 Ordinary Shares whilst 315,700 employee share options lapsed without being exercised. In addition, 368,826 employee share options were issued on July 31, 2024 and on August 21, 2024 employee share options were issued equating to 0.5% of the issued and outstanding shares of the Company at the time of vesting. The remaining employee share options as of the date of this Annual Report on Form 20-F are 17,345 vested but not exercised, 368,826 unvested employee share options and unvested employee share options exercisable for such number of Ordinary Shares equal to 1.7% of the issued and outstanding shares of the Company at the time of vesting. Prior to the exercise of 501,840 options on August 6, 2024 there were 13,739,922 Ordinary Shares and 2,583,820 Preferred Shares issued and outstanding, and after such exercise of 501,840 options there were 14,743,602 Ordinary Shares and 2,583,820 Preferred Shares issued and outstanding.

Since 17th November 2023, Rhino Ventures Limited (“RVL”) issued convertible notes (the “Rhino Notes”) to various investors (each a “Rhino Investor” and collectively the “Rhino Investors”). In exchange for a loan from a Rhino Investor, RVL issued the Rhino Investor a Rhino Note. The Rhino Notes are convertible into DSL ordinary shares, or successor securities, that were owned by RVL at a conversion price of between USD2.78 to USD2.99. The Rhino Notes were convertible into RVL’s shares of DSL ordinary shares, or successor securities, (1) at the option of the Rhino Investor or (2) automatically upon F-1 either being effective or having received 2 or below comments. On August 7, 2024, six of the Rhino Investors elected to convert their Rhino Notes and RVL transferred an aggregate amount of 2,992,180 Ordinary Shares of Diginex Limited, the successor securities to the DSL ordinary shares, to the six Rhino Investors as follows: (i) Samantha Dolan received 327,180 Ordinary Shares, (ii) Christopher Lord received 418,200 Ordinary Shares, (iii) Dorota Menard received 400,980 Ordinary Shares, (iv) Gildo Plate received 294,380 Ordinary Shares and (v) Natalia Pelham received 1,049,600 Ordinary Shares and (vi) Benjamin Salter received 501,840 Ordinary Shares. On November 25, 2024, nine additional Rhino Investors elected to convert their Rhino Notes and RVL transferred an aggregate amount of 2,710,707 Ordinary Shares of Diginex Limited, the successor securities to DSL ordinary shares, to the nine Rhino Investors as follows: (i) New Advent Sdn.Bhd received 100,860 Ordinary Shares, (ii) Ayle Ventures Limited received 167,280 Ordinary Shares, (iii) Duvin Limited received 935,407 Ordinary Shares, (iv) Carl Stephen George received 455,100 Ordinary Shares, (v) Ching Kuen Franklin Heng received 83,640 Ordinary Shares, (vi) Harley Street Medical Doctors Limited received 421,480 Ordinary shares, (vii) Chung-Mei Hsu received 67,240 Ordinary Shares, (viii) LVS Capital Partners Limited received 202,540 Ordinary Shares and (ix) David Nicholson received 277,160 Ordinary Shares. Other than Natalia Pelham, who is our Chairman’s wife, the Rhino Investors are not related to Mr. Pelham nor are they affiliates to the Company. As of the date of this Annual Report on Form 20-F RVL holds 7,640,247 Ordinary Shares.

Pursuant to a written convertible loan agreement, dated September 30, 2024 (the “RVL Loan”) RVL agreed to loan DSL, Diginex Limited’s wholly owned subsidiary, up to $3 million. Diginex Limited and RVL agreed that RVL would convert the $3 million RVL Loan into Ordinary Shares upon the pricing of the IPO at the IPO offering price and Diginex Limited granted RVL certain registration rights with respect to such converted shares. The RVL Loan is attached to this Annual Report on Form 20-F as Exhibit 4.7. On January 6, 2025, DSL and RVL entered into a written agreement to modify and amend the RVL Loan to increase the amount RVL can loan DSL by $500,000 and on January 6, 2025, Diginex Limited and RVL entered into a written loan capitalization agreement whereby RVL agreed to convert a balance of the up to $3.5 million RVL loan to DSL into Ordinary Shares upon the pricing of the IPO at the IPO offering price and Diginex Limited granted RVL certain registration rights with respect to such converted shares (the “Modified RVL Loan”). The Modified RVL Loan is attached to this Annual Report on Form 20-F as Exhibit 4.8. Pursuant to the Modified RVL Loan, RVL may loan DSL up to $3.5 million and RVL shall convert up to $3.5 million under the Modified RVL Loan into Ordinary Shares upon the pricing of the IPO at the IPO offering price. Based on the IPO offering price of $4.10 per share, on January 21, 2025, RVL converted $3.0 million of the Modified RVL Loan into 731,707 Ordinary Shares. In exchange for RVL’s conversion of a minimum of $3.0 million of the Modified RVL Loan into Ordinary Shares, Diginex Limited has agreed to provide RVL registration rights with respect to the Ordinary Shares that RVL receives upon conversion of the Modified RVL Loan. The conversion of the Modified RVL Loan is in addition to the conversion of the RVL convertible loan note with a principal balance of $517,535.

On December 20, 2024, the Company registration statement on Form F-1 was declared effective by the SEC. This resulted in the conversion of all outstanding convertible loan notes into 2,347,134 Ordinary Shares and the outstanding Preferred Shares being converted into 2,583,820 Ordinary Shares on a one to one basis.

IPO

We completed our initial public offering on January 23, 2025. This resulted in the issuance of 2,250,000 Ordinary Shares for gross proceeds of $9,225,000. The underwriters in our initial public offering exercised the Over-Allotment option, which closed on January 27, 2025. This resulted in the issuance of 337,500 Ordinary Shares for gross proceeds of $1,383,750.

On January 23, 2025 the following warrants were issued by the Company in connection with the IPO to Rhino Ventures Limited (“IPO Warrants”):

1.	Tranche 1 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $5.13 per share, which expire 6 months from January 23, 2025
2.	Tranche 2 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $6.15 per share, which expire 9 months from January 23, 2025
3.	Tranche 3 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $7.18 per share, which expire 12 months from January 23, 2025
4.	Tranche 4 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $8.20 per share, which expire 15 months from January 23, 2025
5.	Tranche 5 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $10.25 per share, which expire 18 months from January 23, 2025
6.	Tranche 6 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price $12.30 per share, which expire 24 months from January 23, 2025

On May 6, 2025, Rhino Ventures Limited conveyed, transferred and assigned the following IPO Warrants to Nomas Global Investments-L.L.C-S.P.C.:

1.	Tranche 4 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $8.20 per share, which expire 15 months from January 23, 2025
2.	Tranche 5 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $10.25 per share, which expire 18 months from January 23, 2025
3.	Tranche 6 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price $12.30 per share, which expire 24 months from January 23, 2025

On June 24, 2025 Rhino Ventures advanced $5 million to Diginex and a further $3 million on July 4, 2025. The $8 million will be used to exercise Tranche 1 of the IPO Warrants held by Rhino Ventures, which will expire on July 23, 2025.

The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC. Such reports can also be found at the Diginex website at http://www.diginex.com

4.B.	Business Overview

Industry Background

“ESG” is a recent evolution in corporate sustainability thinking, and it encapsulates a series of Environmental, Social, and Governance-related criteria to measure and evaluate both business impacts as well as risks and opportunities.

-	Environmental (E): This pillar focuses on a company’s impact on the natural environment as well as how it manages environmental risks and opportunities. It includes considerations like carbon emissions, energy use, waste management, water conservation, biodiversity loss, and compliance with environmental regulations.

-	Social (S): This dimension focuses on a company’s impact on society and how it treats different groups of people, including employees, suppliers, customers, and the communities where it operates. It also addresses people-related risks and opportunities for the company. Key issues include workplace health & safety, diversity & inclusion, human rights and forced labor, data protection, and community engagement.

-	Governance (G): This component refers to the structures, processes and internal controls a company uses to guide its operations. Internally, it encompasses leadership structures, executive pay, ethical and corporate guidelines, and decision-making processes. Externally, it involves stakeholder engagement, compliance with regulations, and transparent disclosure practices.

In the modern business landscape, ESG considerations have emerged as paramount. Corporate governance, sustainability and the consideration of environmental and social concerns are not new to the business world, but as global ESG-related challenges like climate change, societal inequalities, and corporate scandals become more pronounced and understood, the importance of ESG reporting has soared. Key stakeholders, including consumers, investors, and regulators, now increasingly demand transparency and accountability on these fronts. With the introduction of mandated sustainability and supply chain due diligence reporting requirements, regulators, in Europe and elsewhere, are seeking a balanced approach to avoid overregulation in favor of an approach where sustainability supports the competitiveness of companies and industries.

There are differing needs for ESG disclosures:

-	Corporate disclosure and ESG-related regulations are on the rise globally, with regulators increasingly mandating standardized and transparent reporting of companies’ ESG performance to ensure stakeholders, particularly investors, have access to comprehensive, comparable, and reliable information. The European Union and others, such as the United Kingdom and Singapore are moving to mandatory ESG disclosure requirements from their previous voluntary stance. Whilst the European Union regulations have had a reduction in scope and a delay in implementing it will still result in mandatory reporting.

-	Investor interest in ESG is rising exponentially, reshaping the financial landscape and putting increased pressure on corporates to disclose ESG performance data. The ESG investment industry currently represents somewhere between $30 and $40 trillion in assets under management globally, and despite some recent performance wobbles and drawdowns, that number is expected to grow to between $35 and $50 trillion by 2030. In turn, the global sustainable lending and bond market size has multiplied in the last years and is expected to keep its pace.

-	Consumer demands are putting additional pressure on transparency and ESG performance. Growing concerns about environmental challenges as well as greater expectations around societal issues have brought sustainability into the mainstream. As a result, consumers increasingly prioritize environmental and social responsibility in their purchasing decisions with a growing demand for sustainable products and companies.

A key characteristic of the ESG movement is its reliance on data and measurable metrics. In contrast to previous corporate sustainability movements (e.g., Corporate Social Responsibility “CRS”) which often involved self-regulated practices and policies, ESG is grounded on quantifiable and comparable data based on specific metrics to validate outcomes and performance. As such, regulatory pressures, investor interest and changing consumer demands are putting significant pressure on corporates to produce, manage and disclosure ESG performance data, relating to both their own business as well as their supply chain.

As ESG becomes integral to business strategies, investor criteria, and regulatory compliance, there is a growing need for specialized tools to handle ESG data. As the volume and complexity of ESG data, disclosure and performance requirements increase, tools that can gather, analyze, and present this information in a cohesive manner that adheres to key requirements become indispensable. In an environment where ESG performance and disclosure can directly influence investor decisions, brand reputation, and regulatory compliance, having precise and comprehensive ESG software tools is crucial for businesses. Three prominent examples of ESG software include:

-	ESG reporting and data management software, which generally facilitates the systematic collection, organization, and presentation of a company’s ESG performance data. It provides a structured platform for businesses to document and report their sustainability and ethical initiatives, ensuring transparency and adherence to established standards. Such software is instrumental in meeting the increasing demands of stakeholders, regulators, and investors for comprehensive and verifiable ESG disclosures.

-	Carbon management software, which generally helps businesses to quantify, monitor, and manage their Greenhouse Gas (GHG) emissions. By providing insights into carbon-producing activities and their implications, this type of software typically aids in the formulation of strategies to reduce carbon footprints. Companies use these tools to align with environmental standards, regulatory requirements, and sustainability goals.

-	Supply chain sustainability software, which generally assists companies in overseeing the sustainability practices within their supply chain, providing tools to evaluate and ensure that suppliers and partners adhere to prescribed ethical, environmental, and social standards. By providing a holistic view of the supply chain’s sustainability performance, this type of software supports companies in maintaining integrity throughout their operations, mitigating risks and reinforcing commitment to responsible sourcing and production.

The market for ESG software is experiencing rapid growth and is expected to keep its pace over the coming years.

-

The global market spends on ESG reporting software is expected to grow from over $1.3 billion in 2023 to over $5.6 billion in 2029, at a compound annual growth rate (“CAGR”) of 26%. Industries with complex supply chains – particularly manufacturing, and wholesale and retail trade – are expected to have the highest growth rates between 2023 and 2029. [1]

-	The carbon management software market grew from USD 13.08 billion in 2024 to USD 14.98 billion in 2025. It is expected to continue growing at a CAGR of 13.93%, reaching USD 28.63 billion by 2030. [2]

-	The global supply chain sustainability software market was valued at approximately USD 1.7 billion in 2023 and is projected to grow to USD 6.8 billion by 2028, reflecting a CAGR of 32% [3]

As ESG becomes increasingly important, companies are not only looking for software to gain operational efficiencies and streamline their reporting, data management, and compliance processes. Corporates are also increasingly relying on consulting services to support them in their sustainability and ESG programs. ESG consulting covers a wide range of services, including support for ESG and sustainability corporate strategy, digital transformation, corporate reporting and disclosures, operational transformation, product stewardship and supply chain sustainability, among others. In par with the software market, investment in ESG and sustainability consulting reached USD 11.5 billion in 2022, expected to grow to USD 48 billion by 2028 at a CAGR of 27%. 1

Going forward, technological innovations like AI are expected to keep driving market growth, making data collection and analysis more nuanced. Additionally, as ESG becomes a global standard, emerging markets will also substantially contribute to the growth, requiring businesses worldwide to adopt ESG reporting tools.

1 Verdantix Market Size And Forecast: ESG Reporting Software 2023-2029 (Global)

2 Carbon Management Software Market by Component, Deployment Mode, Enterprise Size, Organization Type, Application, End User Industry - Global Forecast to 2030

3 Verdantix Green Quadrant: Supply Chain Sustainability Software 2024

Industry Regulation

On the regulatory side, corporate disclosure and ESG-related disclosure mandates are on the rise globally, with regulators increasingly mandating standardized and transparent reporting of companies’ ESG performance to ensure stakeholders, particularly investors, have access to comprehensive, comparable, and reliable information. The European Union and the US currently lead in regulatory developments, starting with a focus on financial market participants, large corporations and climate-related disclosures. As demand for ESG transparency grows, regulators worldwide are tightening policies to standardize disclosures and practices. Governments and financial bodies are developing frameworks to ensure consistent, reliable, and comparable ESG data, empowering investors and holding companies accountable for their environmental and social impacts. The regulatory landscape is dynamic, with varying approaches across regions driven by local market needs, creating a complex environment where companies must navigate stricter rules while maintaining their competitive edge in an increasingly volatile market. Some of the most relevant regulatory developments around the world are:

● EU CSRD, the EU Taxonomy and EU CSDDD: The European Union has introduced significant updates to its sustainability frameworks, including the Corporate Sustainability Reporting Directive (CSRD), EU Taxonomy, and Corporate Sustainability Due Diligence Directive (CSDDD), through the Omnibus Simplification Package proposed on February 26, 2025. The CSRD, effective for large companies from 2024 (reports due in 2025), now focuses on reporting obligations on firms with over 1,000 employees to reduce administrative burdens, with simplified European Sustainability Reporting Standards (ESRS). The EU Taxonomy’s reporting is proposed to be voluntary for smaller firms, with only large companies (over 1,000 employees and €450 million turnover) required to disclose alignment. The CSDDD, effective July 25, 2024, mandates human rights and environmental due diligence for large companies, but its scope has been narrowed to direct suppliers, with implementation delayed to 2028–2029 and civil liability provisions softened. These changes aim to streamline compliance while maintaining EU Green Deal ambitions, though concerns remain about reduced transparency and weakened accountability.

● EU SFDR: The EU Sustainable Finance Disclosure Regulation (SFDR), effective since March 2021, is undergoing a significant review to address challenges like legal ambiguity, data availability, and greenwashing risks. In December 2024, the EU Platform on Sustainable Finance proposed a new categorization scheme with three product labels: “Sustainable,” “Transition,” and “ESG Collection,” each with minimum criteria to enhance clarity and investor trust. The European Commission launched a Call for Evidence in May 2025, with a deadline of May 30, 2025, to gather feedback on refining SFDR, aiming for alignment with the Corporate Sustainability Reporting Directive (CSRD) and other regulations. A revised SFDR proposal is expected in Q4 2025, focusing on simplifying requirements, improving transparency, and potentially introducing a formal labeling system.

● Stock Exchange ESG disclosure mandates: As of January 2025, the global landscape of Environmental, Social, and Governance (ESG) disclosure requirements has continued to evolve significantly. Currently, 38 stock exchanges mandate ESG disclosure as a listing requirement, while 72 others provide guidance on ESG reporting, highlighting a clear trend towards increasing mandatory ESG reporting across financial markets. Countries with stock exchanges requiring ESG disclosure now include Argentina, Austria, Belgium, Croatia, Egypt, France, Greece, India (with ongoing discussions around ESG disclosure regulations), Indonesia, Ireland, Italy, Jordan, Kazakhstan, Kenya, Kyrgyzstan, Luxembourg, Malaysia, Morocco, Namibia, Netherlands, Nigeria, Peru, Philippines, Portugal, Singapore, South Africa, Spain, Switzerland (with amendments to climate disclosure laws under consultation), Thailand, Turkey, the United Arab Emirates (with emissions disclosure mandates taking effect in May 2025), the United Kingdom, the United States (where the SEC’s climate-related disclosure rule is delayed due to legal challenges), Vietnam, and Zimbabwe. Notably, Hong Kong will require all Main Board issuers to disclose Scope 1 and Scope 2 greenhouse gas emissions starting January 1, 2025, with Scope 3 disclosures mandatory for large-cap issuers beginning in 2026. This expanding global shift towards mandatory ESG disclosure reflects the increasing importance of sustainability considerations in investment decision-making and corporate governance practices.

● ISSB: In November 2021, the International Financial Reporting Standards (IFRS) Foundation established the International Sustainability Standards Board (ISSB) to become the global standard-setter for sustainability disclosures in financial markets. The ISSB consolidates the work of various initiatives into a single entity and has received strong endorsements from the G7, G20, and the International Organization of Securities Commissions (IOSCO), with regulatory bodies worldwide adopting and aligning their regulations with the ISSB’s framework. In 2023, the ISSB issued its inaugural global sustainability standards, aiming to unify sustainability reporting and improve transparency, consistency, and accountability across global markets. Countries and regions around the world are adopting the ISSB standards, though the integration process varies. Different jurisdictions are adopting the standards at different rates, influenced by factors such as market size, economic conditions, and existing reporting frameworks. The implementation timelines also differ based on the unique needs of each region.

The Asia-Pacific (APAC) region is leading the way in adopting ISSB standards. Countries such as Australia, China, Japan, Hong Kong, India, New Zealand, Singapore, and Taiwan are either aligning their regulations with the ISSB standards or have already incorporated them. For example, Australia is aligning with the ISSB through the Australian Securities and Investments Commission (ASIC) and the Australian Stock Exchange (ASX), with mandatory climate-related reporting set to begin in 2025. In Hong Kong, Main Board issuers will be required to disclose climate-related impacts in line with ISSB standards starting in 2025. Japan has adopted the ISSB guidelines as part of its sustainability reporting framework, and China is gradually integrating these standards, with certain sectors expected to align soon. Singapore plans to introduce mandatory climate-related reporting by 2025, starting with listed companies, which will report on Scope 1 and Scope 2 emissions, with Scope 3 reporting phased in. Large non-listed companies will follow in 2027. In Europe, the European Union (EU) is aligning its Corporate Sustainability Reporting Directive (CSRD) with ISSB standards. Countries such as France and Germany have already enacted regulations that reflect these global guidelines. The United Kingdom has also aligned its reporting framework with ISSB standards post-Brexit, ensuring UK-listed companies meet global sustainability reporting requirements. The United States is still in the process of aligning its regulations with the ISSB standards, as the SEC’s rules have faced legal challenges and delays, meaning the adoption timeline has been slower compared to other jurisdictions that have embraced ISSB standards. In Africa, countries like South Africa and Kenya are adopting the ISSB standards to enhance corporate accountability. South Africa has already aligned its reporting regulations with ISSB, positioning itself as a leader in ESG disclosure on the continent.

The global adoption of ISSB standards is expected to improve the reliability and comparability of ESG disclosures, making it easier for investors and other stakeholders to evaluate companies’ sustainability practices. As more regions adopt these standards, the ISSB will play a key role in standardizing global corporate reporting and enabling better investment decisions aligned with sustainable development goals.

● SEC Climate Disclosure Rules: As of May 2025, SEC climate disclosure rules are effectively on hold. Initially adopted in March 2024, these rules mandated that public companies disclose climate-related risks and greenhouse gas emissions. However, they faced immediate legal challenges and were temporarily stayed by federal courts. In March 2025, the SEC voted to cease defending the rules in court, citing concerns over their cost and intrusiveness. Subsequently, in April 2025, the U.S. Court of Appeals for the Eighth Circuit ordered the litigation to be held in abeyance and directed the SEC to report by July 23, 2025, on whether it intends to review or reconsider the rules. While the rules have not been formally rescinded, their future remains uncertain, and enforcement is currently paused.

● UFLPA: The Uyghur Forced Labor Prevention Act (UFLPA), directs the Forced Labor Enforcement Task Force to develop a strategy for supporting enforcement of the prohibition on the importation of goods into the United States manufactured wholly or in part with forced labor in the People’s Republic of China, especially from the Xinjiang Uyghur Autonomous Region, or Xinjiang. The UFLPA has been effective since June 2022, and requires importers to review their supply chains, instate reliable measures to ensure compliance with the UFLPA, and be prepared to respond to inquiries from US Customs and Border Protection (CBP) with sufficient evidence to demonstrate that their goods were not mined, produced, or manufactured wholly or in part by forced labor. This can include documentation showing a due diligence system or process, evidence of tracing the supply chain from raw materials to the imported good, and other credentials demonstrating supply chain management measures.

Industry Competitive landscape

As regulators worldwide issue new sustainability directives, the market for ESG services and software that helps companies with ESG data management and disclosure compliance efforts has blossomed. These solutions typically offer the features and resources required to gather, examine, and report on ESG data, assisting businesses in adhering to regulations and effectively promoting their sustainability initiatives. This ensures that businesses can effectively meet regulatory obligations while also monitoring their progress toward ESG goals.

The ESG reporting and data management software landscape today is somewhat fragmented and quickly evolving. Three key factors provide a useful lens through which to segment and understand the current landscape. From a positioning or heritage perspective, the market features a mix of legacy enterprise software companies, dedicated ESG tech start-ups, and consulting and auditing firms with ESG tech capabilities.

Across these companies, ESG providers will typically offer either integrated ESG platforms offering end-to-end reporting capabilities, specialized point solutions focusing on a specific horizontal or vertical functionality across the E, S and G, or Financial ESG and portfolio intelligence, offering financially relevant ESG data points. Additionally, ESG solution providers can be split according to their target audience, with a clear distinction between solutions targeted at financial institutions and regular corporates and between those aimed at large and complex enterprises or small and medium sized enterprises (SMEs).

Legacy software: Traditional and typically large software titans emerging from either the environment, health, safety, and quality (EHS&Q), Financial reporting or Enterprise Resource Planning (ERP) software markets, who are now venturing into ESG realms. They generally offer intricate and comprehensive solutions cutting across several horizontal functionalities, specializing in select ESG verticals, aimed at large enterprise customers across industries, with complex structures and needs. The annual cost for these solutions range widely, as offerings tend to be highly customizable, but given the target audience it often goes up to the hundreds of thousands dollars a year.

●	EHS&Q software generally focuses on risk management, workplace health and safety, and quality control within daily operations, mainly catering to industries with significant operational and regulatory risks. Wolters Kluwer’s Enablon, Sphera, Quentic, Intelex, Cority, or VelocityEHS, are traditional EHS&Q solution providers strategically repositioning themselves to partially rebrand to focus more broadly on ESG as a material revenue opportunity. This segment typically has in-depth knowledge of specific ESG issues (e.g., Health & Safety) but may lack know-how and capabilities across the broad spectrum of ESG and are typically focused on risk management and compliance rather than reporting.

●	Enterprise Resource Planning (ERP) software solutions are generally comprehensive, integrated systems designed to manage a business’ core functions and processes, such as finance, human resources, supply chain, manufacturing, and customer relations. Traditional ERP vendors like SAP, Salesforce, Oracle and even Microsoft are adding ESG data modules to their enterprise solutions. These types of solutions typically shine in capabilities like complex data management and integrations but lack experience and ESG-specific know-how.

●	Financial reporting software, distinct yet sometimes integrated into ERPs, specifically caters to the generation, analysis, and presentation of financial data and statements, ensuring compliance with accounting standards and regulations. These firms are actively increasing the depth and breadth of non-financial KPIs on offer, integrating ESG into their core product suite (E.g. Cube, Insight Software, or Workiva). Already recognized in their core area, they are now also slowly establishing themselves in the sustainability field.

ESG Tech Start-ups: ESG tech startups have rapidly emerged over the past years, driven by the growing demand for specialized technology solutions for efficiency and automation in reporting. These startups leverage cutting-edge technologies such as AI, blockchain, and big data analytics to help companies monitor, measure, and report ESG metrics more accurately and efficiently. Their capabilities include carbon accounting, regulatory reporting aligned with global frameworks like GIR, CSRD, or SASB, and automated risk assessment tools. Some solution providers, such as Diginex, also offer stakeholder engagement tools. Agile and innovative by design, ESG tech startups are filling the gaps left by legacy systems, making ESG integration more accessible especially for small and medium enterprises seeking to future-proof their operations in an evolving regulatory and investor landscape.

Consulting and Audit firms with tech capabilities: This group captures traditional and often large consulting and audit companies that are quickly developing ESG capabilities both in terms of services (E.g. ESG advisory and assurance) and software. As ESG consulting projects increasingly require granular sustainability data and sophisticated software to amalgamate these data for strategic monitoring and compliance, consultancy firms increasingly need expertise and technical ability to create a suitable offering. As such, many of the major players have partnered with existing, typically legacy solutions to fill the need. These companies tend to offer a large variety of consulting services now in combination with ESG software tools, generally aimed at large multinationals and at high costs.

Some examples include, EY engaged Wolter Kluwer’s’ Enablon, a legacy global leader in integrated risk, operational risk and EHS management software, to use their technology to help provide organizations with end-to-end management and reporting of ESG data4. Bain and Company announced the backing of ESG Flo in 2023, an ESG data management solution focused on manufacturing, real estate, construction, retail, technology and healthcare. The firm was renamed as Tracera in 20255. PwC is working with legacy ESG performance and risk management software provider Sphera, backed by Blackstone in 20226. Deloitte announced its partnership with Informatica and Workiva on New ESG Data and Reporting Ecosystem in 20247.

4 https://www.ey.com/en_gl/alliances/enablon

5 https://www.esgdive.com/news/bain-data-infrastructure-tool-esg-flo-nets-525m-seed-funding-sec-csrd/698630/

6 https://sphera.com/company/news/sphera-supports-decarbonization-in-financial-services-with-spheracloud-corporate-sustainability-portfolio-management-solution-for-financed-emissions-to-meet-pcaf-and-ghg-protocol-reporting-sta/

7 https://www.esgtoday.com/deloitte-partners-with-informatica-workiva-on-new-esg-data-and-reporting-ecosystem/

The fragmented ESG reporting and data management landscape has seen some consolidation with acquisitions of Accuvio by Diligent (2021), Metrio by Nasdaq (2022), Greenstone by Cority (2023), Celsia by ISS (2024). Stand-alone solution providers are adapting in response to the evolving ESG data and technology landscape to stay either hyper specialized or broaden their focus from a single target market segment towards the coverage of the broader ecosystem.

There is no single typology of ESG solutions providers. One way to categorize is based on scope, specialization, and user focus as per the following:

●	At the forefront are integrated ESG data platforms offering end-to-end capabilities from data capture and validation to analytics and multi-framework reporting. These platforms, such as Workiva, Novisto, Greenstone (now Cority), and diginexESG are increasingly seen as “ESG ERPs,” becoming the system of record for sustainability data across the enterprise.

●	Alongside these are specialized point solutions that focus deeply on individual ESG themes. Carbon and climate management platforms, including Watershed, Greenly, and Plan A, remain a highly active segment due to the need for emissions tracking, net-zero planning, and regulatory alignment. Companies such as Greenomy focus on specific regulatory requirements, such as the EU CSRD. Others, like Ulula (now Ecovadis) and diginexLUMEN and diginexAPPRISE focus on the social dimension, particularly human rights due diligence and labor risk assessment.

●	Financial ESG and portfolio intelligence tools, such as Novata, Clarity AI, and Arabesque S-Ray, are designed primarily for investors and financial institutions, enabling asset-level ESG analysis, impact scoring, and compliance with regulations like SFDR. These ESG data infrastructure providers also include firms such as ESG Book, Matters, Refinitiv, and Bloomberg ESG. They play a critical role by aggregating, verifying, and distributing ESG data via APIs and feeds that power both internal systems and external disclosures.

Across all the categories, AI-enhanced features and platforms are gaining momentum, using machine learning and generative AI to automate disclosure mapping, simulate risk scenarios, and accelerate sustainability decision-making. This landscape reflects several broader shifts: a move toward real-time, auditable data; increasing integration of AI for efficiency and predictive insights; growing focus on the “S” and “G” dimensions of ESG; and the emergence of affordable, modular platforms accessible to SMEs.

Our Business Lines

Diginex currently offers several products, diginexESG, diginexCLIMATE, diginexLUMEN, diginexADVISORY and diginexPARTNERS. Revenues from diginexPARTNERS has traditionally until the year ended March 31, 2025 been the largest revenue contributor for Diginex however, revenues from this business line have been decreasing as we made the decision to focus on recurring revenues from software subscriptions for diginexESG, diginexCLIMATE and diginexLUMEN which are recurring in nature. diginexESG has the largest user base of our products but the annual subscription price is lower than that of diginexLUMEN. DiginexLUMEN was the lowest contributor to revenue over the past three fiscal years. We have seen an increased demand for white label solutions and this sales type contributed the largest component of revenue in the year ended March 31, 2025. diginexADVISORY offers bespoke solutions for clients and revenues are typically based on the number of days to compete the assigned task. diginexADVISORY clients tend to also be either diginexESG or diginexLUMEN clients.

Diginex has clients in over 20 countries. In the year ended 2025, US$0.9 million (44%) of annual revenue was generated in India from the sale of software license. The remainder of revenue was spread between United States of America (US$0.3 million, 17% of revenue), United Arab Emirates (US$0.2 million, 8% of revenue), Hong Kong (US$0.1 million, 5% of revenue) and Singapore (US$0.2 million, 11% of revenue). Revenues in the United States of America is driven by a project categorized under diginexPartners.

There is no seasonality impact on the demand for any of Diginex’s products or services.

Revenue generated from each business line for the years ending March 31 (in millions):

	2025	2024	2023
	USD	USD	USD

DiginexESG/LUMEN	1.3	0.4	0.4
DiginexADVISORY	0.3	0.2	0.2
DiginexPARTNERS	0.4	0.7	1.0
Total	2.0	1.3	1.6

diginexESG & diginexCLIMATE

Diginex maintains a core hypothesis that companies should spend more time improving their sustainability performance than reporting on it. That is one of the main reasons that we have created an intuitive, fast, and affordable ESG reporting tool that facilitates the entire process and supports companies regardless of their size, industry, or sustainability experience.

diginexESG is an ESG reporting platform that facilitates the key processes involved in corporate ESG reporting journeys through a 5 -step journey. The platform leverages data driven intelligence also referred to as machine learning to automate the generation of a materiality assessment; the topics which each company should consider reporting on based on their profile. The creation of the materiality assessment involves algorithmic matching to a variety of data sources including the manual input of reporting requirements by the client’s own stakeholders. This process can be expensive and lengthy if conducted through traditional consultants. It is typical then to engage in a process of stakeholder engagement to collect feedback from different groups inside and outside the company on which topics are important to them. These groups could include employees, investors, board members and customers. diginexESG helps facilitate large scale outreach to and data collection from these groups of stakeholders. Within the platform there are 19 frameworks and reporting standards from which companies can choose to report against. The platform then breaks down the reporting process by indicator and allows for direct data entry or the assignment of indicators to different data contributors from both inside and outside the company (for example, indicators relating to workforce metrics may be assigned to the company’s HR team). This transparent digital workflow process drives efficiency and allows companies to move away from email and excel data collection. Once the data collection process is finalized, companies can seamlessly generate an output from within the platform by leveraging the report generation engine. The last step prior to report finalization and publishing is to seek approval from the appropriate people (i.e. CEO, Board, CFO, external auditor). The blockchain-enabled audit files help with this sign-off process by allowing approvers to see full data provenance around each indicator. The report is then ready to be issued and shared through PDF, Word or Excel.

Blockchain is utilized within our ESG reporting platform as an immutable source of events history.  The platform posts records to the public blockchain (Tezos) regarding the key events that occur on the platform such as data upload, data edit and report approval to support client investigations and audit. Without this blockchain feature, the investigations and audit procedure are still possible but would require a more manual and time-consuming review of data provenance.

Diginex has secured government funding from the Hong Kong government to develop AI functionality within diginexESG. The funding is not material but the recognition of Diginex by the Hong Kong government as a leading tech provider is deemed material by Diginex. This development work is done in collaboration with a leading financial institution and leverages OpenAI’s platform. The initial focus is on helping companies comply with sustainability disclosure requirements set by the International Sustainability Standards Board (ISSB) and International Financial Reporting Standards (IFRS), which are increasingly being mandated for companies involved in global ESG reporting.

diginexCLIMATE, a module of diginexESG, supports a company’s broader ESG efforts by allowing businesses to calculate, track and improve their carbon footprint. Companies can also use the platform to collect, benchmark and get a portfolio view on the carbon footprint of their clients, suppliers, or assets.

Sales and Marketing

Commercial efforts are driven by a combination of i) inbound leads generated by social media activity primarily on LinkedIn, ii) targeted outbound activity by leveraging lead generation tools focused on specific industries, countries and lead profiles (for example, Chief Financial Officers in mid-sized UK based Industrials companies), and iii) referrals through our channel partners such as HSBC. The referrals via channel partners commenced in 2022 following a successful six month program with HSBC in the Middle East. Since initial engagement with channel partners to the date of this Annual Report on Form 20-F, Diginex has generated more than $250,000 from HSBC.

On July 2022, DSL and HSBC Global Services (UK) Limited entered into an agreement whereby HSBC would refer clients to diginexESG and in return Diginex would apply a 20% discount to the subscription price for clients referred by HSBC. Diginex will contract directly with those clients referred. This agreement covered HSBC clients in the United Kingdom and Hong Kong. In September 2024, this agreement was extended to December 31, 2027 on the same terms.

On November 2024, DSL and HSBC Technology & Services (USA) Inc. entered into an agreement whereby HSBC would refer clients to diginexESG and in return Diginex would apply a 50% discount to the subscription price for clients referred by HSBC. Diginex will contract directly with those clients referred. This agreement covered HSBC clients in the USA. The agreement is effective from January 1, 2025 to December 31, 2027. Copies of the HSBC Agreements are attached hereto as Exhibit 4.16.

Diginex also has a channel relationship with Fitch Ratings, but to date it has not generated revenues. More recently Diginex has entered into strategic relationships with accounting firms such as Russell Bedford and Baker Tilly in Singapore, as detailed below. For sales via channel partners, we typically retain between 50%-70% of the revenue generated. We also actively attend events and conferences both as speakers and as conference exhibitors, which generates inbound interest. Our social media is mostly concentrated through our company LinkedIn channel with regular postings.

We continue to grow our sales team, and we expect to increase the number of sales professionals in multiple locations around the world. Currently, the Sales team consists of two dedicated sales employees based in the United Kingdom who are supported by subject matter experts to assist in closing sales and building strategic relationships.

We also rely on the active account management of existing customers by our customer success team through both cross-selling and upselling.

Recent Distribution Agreements

Russell Bedford

On March 1, 2025, Diginex entered into a strategic relationship agreement (the “RB Agreement”) with Russell Bedford, a globally recognized network of independent accounting and consulting firms with nearly 400 offices and a global team of 1,000 partners and 10,000 professionals, Russell Bedford provides trusted advisory services worldwide. Pursuant to the RB Agreement, Russell Bedford shall use its trusted global presence to market and sell the diginexESG platform to support and enhance the service offerings of the firms serviced by Russell Bedford. By combining Diginex’s cutting-edge technology with Russell Bedford’s expertise in accounting, audit, tax and consulting, the collaboration is expected to empower businesses worldwide to streamline ESG reporting, enhance compliance, and unlock the commercial benefits of sustainability.

Aikya Business Solution Private Limited Agreement

On March 17, 2025, Diginex entered into a strategic relationship agreement (the “Aikya Agreement”) with Aikya Business Solution Private Limited (“Aikya”), a leading AI and big data technology company with around 2.5 million users. Pursuant to the Aikya Agreement, Aikya agrees to launch Diginex’s award-winning ESG reporting platform, diginexESG, in Malaysia with an upfront license fee tranche. This collaboration aims to empower Malaysian businesses to enhance ESG transparency, streamline compliance, and drive sustainable finance initiatives in alignment with Malaysia’s sustainability goals. A copy of the Licensed Software Agreement and the Maintenance and Services Agreement between the Company and Aikya are attached hereto as Exhibit 4.19.

Baker Tilly Singapore Agreement

On April 15, 2025, Diginex entered into a strategic relationship agreement (the “BT Agreement”) with Baker Tilly Singapore, a globally recognized advisory, tax and assurance firm. Baker Tilly Singapore agrees to market and sell diginexESG to support and enhance the service offerings provided by Baker Tilly Singapore.

Clients

diginexESG was initially created with a specific client demographic in mind; small to mid-sized enterprises who are new to ESG and climate reporting and with limited budgets or bandwidth to engage in a complex and new process. ESG reporting encompasses a broad range of economic, environmental, and social disclosures, traditionally with a focus on how a business impacts the world and key stakeholders. ESG reporting, influenced primarily by investor demands, is a subset of sustainability reporting that specifically focuses on how Environmental, Social and Governance aspects impact a company or investment. ESG reporting provides a standardized framework and metrics to assess a company’s non-financial performance and risk management, often with a more direct link to financial outcomes. The offering of a software solution to easy the ESG reporting process appealed to much larger organizations such as commercial banks (HSBC), ratings agencies (Fitch Ratings), and professional service companies (Russell Bedford and Baker Tilly) who increasingly needed to not only report on their own activities but also collect sustainability data from the many SMEs that they worked with, for sustainability linked loans, responsible underwriting, to better understand regulatory risk or to widen the scope of consultancy services offered in the case of professional services companies.

The ability to scale diginexESG easily and affordability by disintermediating potentially expensive consultants from the process continues to be a compelling unique selling point as demonstrated by HSBC’s decision to partner with us in order to engage their SME customer base.

Since diginexESG launched in 2020, we have continued to add features which have also appealed to large caps with more complex hierarchical structures and data reporting requirements. This has included private equity funds with multiple portfolio companies and the need to aggregate data reporting up to a limited partner, as well as conglomerates with separate business units across different industries. Prior to the launch of diginexESG, Diginex focused primarily on customization projects via diginexPartners.

As referred to above, we continue to add features to diginexESG and also diginexLUMEN by utilizing the benefits of our hybrid working model for technology and design.  Conceptual work and prototyping are broadly sourced internally through our team of product managers, analysts and technical leads. Our outsourced IT engineering team in Vietnam then provides robust dedicated teams of software engineers and quality assurance analysts for actual implementation of production features with the oversight and governance of the internal Diginex team. Currently, the majority of software engineers and quality assurance analysts are outsourced. Ultimately, the accountability for production launches of new features and products sits with the internal infrastructure and development operations management within Diginex.

Also included in diginexESG is access to diginexCLIMATE our proprietary carbon footprint calculator based on GHG protocols which, again, is similarly targeted at companies who are new to ESG reporting.

Competition and Pricing

diginexESG is deliberately priced to be accessible to companies of all sizes. Originally starting at US$99/user/month in December 2020, the product now starts from US$5,000 per annum and includes licenses for up to 3 users. This increase reflects the maturation and growing features that we now offer. The pricing of diginexESG will be periodically reviewed as we continue to add additional features. A diginexESG license is typically sold for a 12 month period.

In contrast, many ESG reporting platforms in the market are characterized by relatively high-cost software designed more for large companies who have both the required budget and also in-house sustainability consultants with the expertise to be able to operate and understand complex sustainability software products.

As a further point of differentiation, we currently offer a self-guided 7-day free trial to diginexESG for prospective clients to try the software prior to subscribing for a license whilst most comparable offerings in the market require engagement with a sales representative first.

In addition to being an intuitive and accessible Business to Business (“B2B”) SaaS platform, our underlying ISO and SOC 2-certified infrastructure and architecture means diginexESG can and has passed rigorous and time-consuming bank-grade technology security review processes, which adds a competitive advantage to our product.

The market landscape for diginexCLIMATE is fast becoming commoditized with consolidation amongst competing offerings likely particularly as companies look to achieve global coverage.

Government Regulation

Our products themselves are not currently regulated, but rather Diginex offers software solutions so that companies can track and report on the ever-growing sustainability disclosure requirements put in place by many global regulators i.e. stock exchanges. diginexESG offers 17 reporting frameworks across 77 industries that allow companies to generate reports that align to either mandatory or recommended public company listing requirements.

diginexLUMEN

diginexLUMEN helps companies to undertake human rights due diligence in complex supply chains at scale. Supplier information is validated against worker feedback and automated risk calculations that enables companies to prioritize issues for mitigation and prevention of adverse impacts together with improvement efforts.

Traditionally, technologies used by global brands, consultancies, and international organizations to understand, identify, and manage business and human rights have mainly been standalone worker voice (e.g. grievance mechanism case handling), supply chain management or supplier management, or research surveys software. diginexLUMEN is strongly positioned within the market in that it has the capability to bring together these standalone technologies, in order, to map tiers (supply chain management software) identified through a self-assessment questionnaire completed by suppliers (deployed as a survey), which is triangulated against data collected through an interactive, application-based worker voice technology. In addition, diginexLUMEN is powerful in that it highlights human rights risks due to business practices: firstly, through assigning risk-based scoring to responses, and secondly, by triangulating business and worker responses to demonstrate inconsistencies. Suppliers complete a pre-created questionnaire set which typically incorporates scoring, weighting and conditional logic. Answers often require the upload of supporting documentation. diginexLUMEN customers can also create their own customized questionnaires. At the same time, workers are being asked similar questions via diginexAPPRISE which are designed to validate the answers given by the suppliers. Leveraging a proprietary scoring methodology, risk scores are then assigned to suppliers based on their answers as well as the discrepancies, if any, between their answers and the answers of the workers. Lastly, improvement plans are automatically generated which diginexLUMEN customers then deploy to suppliers and can observe the subsequent corrective action. A high level example may be that a supplier declares that they will conduct mandatory safety training for all new hires, however data collected via diginexAPPRISE directly from workers indicates that new hires often do not receive any safety training during their onboarding. A high risk score is assigned to this specific indicator and an improvement plan is automatically generated for the supplier to follow and demonstrate corrective action.

diginexAPPRISE as a standalone worker voice technology product is distinct from other survey software as it has been developed to reach informal workers (often seasonal workers without formal employment contracts in place) in complex and opaque supply chains primarily using QR codes which workers scan on their mobile phones. QR codes also help protect worker anonymity which we have observed to be important to encourage broad participation. The lack of anonymity can give rise to a fear of reprisals if workers give negative feedback. It differs from other worker voice technology as it is auditory and visually represented in workers own language, ensuring accessibility for illiterate workers to respond to questions about their employment practices. Similar competitors use telephone-based services for workers to report issues which could result in mobile charges, however, diginexAPPRISE is web/application based and can be accessed either through QR codes or mobile messaging (e.g. WhatsApp) so that workers are not charged to access the survey.

Sales and Marketing

Officially launched in April 2022 and given the content-deep nature of diginexLUMEN the sales process typically requires a more targeted commercial approach to specific relevant professionals in a company; these can be procurement or risk professionals as well as sustainability experts. diginexLUMEN’s core modules focus on “Conditions at Work” or “Forced Labor” risk, workplace gender risk, and ESG risk This therefore requires specialized, subject matter expert, Diginex professionals who are able to engage with clients on deep content issues around these modules and the regulations that affect them. The sales cycle is also often longer than diginexESG and can range from 2 months to 6 months.

Additionally, given the high levels of engagement with diginexLUMEN clients this can lead to on-going up-sale opportunities as clients request custom feature development and platform content creation.

Marketing tends to be through attendance and speaking at industry-relevant conferences.

Recent Distribution Agreements

Forvis Mazars LLP

On March 26, 2025, Diginex entered into a strategic relationship agreement (the “FM Agreement”) with Forvis Mazars LLP (“Forvis Mazars”), a leading global professional services firm. Pursuant to the FM Agreement, the parties aim to empower businesses to assess and manage supply chain risks related to climate and social issues, enhancing transparency and resilience in an increasingly complex global landscape. Mazars will aim to distribute the diginexLUMEN to their client base.

Our strategic relationship with Forvis Mazars combines Diginex’s cutting-edge technology with Forvis Mazars’ deep expertise in ESG advisory, climate risk management, and business strategy, offering clients a powerful tool to navigate the evolving demands of sustainability and regulatory compliance. diginexLUMEN, a scalable and affordable (SaaS) solution, provides unparalleled insight into supply chain risks by leveraging robust governance processes, multilingual worker voice surveys, and algorithm-based risk scoring. This enables companies to identify, prioritize, and address issues such as forced labor, climate impacts, and other social vulnerabilities across their global operations.

Clients

diginexLUMEN was developed together with input from Coca Cola and Reckitt as a software tool to help identify and mitigate cases of forced and child labor in complex global interjurisdictional supply chains. It later expanded to also include gender risk. diginexLUMEN is therefore designed specifically for large multi-national companies with high supply chains and importantly large numbers of people working at those suppliers who no longer want to rely solely on the traditional in-person audits which have tended to be slow and expensive with relatively static data. These companies are also increasingly subject to regulations mandating greater supply chain disclosure with regards to forced labor / modern slavery due diligence.

Initial clients were primarily from FMCG (Fast Moving Consumer Goods) but the sectors have now widened to industries such as agricultural commodities as well as professional services firms working on behalf of their clients.

Competition and Pricing

diginexLUMEN as a software product is differentiated in having a specific focus on social governance issues (including but not limited to forced labor risk, modern slavery due diligence, child labor risk and gender risk), and leveraging worker voice data to simultaneously validate corporate disclosures.

The pricing for a diginexLUMEN license starts at US$40,000 per annum. There are no limitations on the number or location of suppliers that a diginexLUMEN customer can onboard. In addition to the software license, there are often incremental fees for items such as additional question set design and translations into additional languages.

diginexADVISORY

Sustainability is a complex topic, and it increasingly requires company-wide, multifaceted approaches. Diginex provide a range of services that, in combination with our premium software tools, help companies address their unique ESG challenges.

diginexADVISORY provides strategy and advisory support at every stage of the sustainability journey often alongside a software sale. Our advisory services typically include:

●	Developing ESG (reporting) strategies
●	Conducting ESG materiality assessments
●	Conducing ESG data gap analyses
●	Developing custom ESG reporting frameworks
●	Conducting tailored carbon footprints
●	Drafting and designing sustainability reports
●	Conducting workshops and training sessions on a range of ESG topics and processes
●	ESG rating support services to help businesses secure and improve ESG scores

Sales and Marketing

diginexADVISORY services are typically tied to an extension of a software license to either diginexESG or diginexLUMEN.

To date, there has been relatively little marketing of diginexADVISORY as a standalone service and sales tend to be organic from existing clients or as part of the onboarding for a new diginexESG or diginexLUMEN client. Given market demand we will be adopting more proactive measures to market diginexADVISORY to a broader base of clients.

Clients

diginexADVISORY stretches across both diginexESG and diginexLUMEN clients and beyond and is offered to companies of all sizes and levels of expertise to help them with their sustainability reporting or supply chain disclosures.

Competition and Pricing

Whilst there are many players in this market ranging from large global consultancies (i.e. EY, PwC) to specialist and/or low-cost boutique advisory companies, our observation is that there is still a material market supply and demand in balance given a) the ever-increasing number of companies who are newly subjected to regulated or industry disclosure requirements (for example, CRSD) and b) the number of professionals with the required skill sets to meet this growing demand.

Advisory contracts are generally priced based on the number of days expected to complete the clearly defined scope of work after applying a profit margin.

Barriers to entry for potential competition to our advisory business are largely dependent on the availability of subject matter expert consultants.

diginexPARTNERS

diginexPARTNERS also known as Customization is a service whereby Diginex develops white label versions of both diginexESG and diginexLUMEN for companies who want to run the product as an extension of their own service offering. This service often requires customised technology development up front which generates one-off lump sum revenue as well as the ongoing service and maintenance of the licensed software which generates recurring revenue.

Diginex has developed custom software platforms as part of project consortiums for organizations like the United States Department of State, United States Department of Labor, and the United Nations and most recently signed a white label contract with Mazars, the professional services firm.

Sales and marketing

Diginex provides both off-the-shelf white label products with standard customizable features as well as completely bespoke tech builds. We are focusing on expanding our white label client base, in addition to our original business to business (B2B) software clients, across both diginexESG and diginexLUMEN as the underlying technology infrastructure has already been built and is ready to deploy. White label subscription revenues are booked within diginexESG and diginexLUMEN with customization revenues booked to diginexPARTNERS.

We have taken the decision, however, to reduce focus on customization projects that do not come with recurring revenue via the software license.

Given the nature of the product, White Label sales require targeted outreach to specific client types (i.e. professional services firms, ratings agencies, banks, accounting companies) who will leverage the product to engage with their own customer base.

Clients

diginexPARTNERS includes the technology customization work that we typically do for some of our larger clients. This can include white labels of either our diginexESG or diginexLUMEN software platforms or entirely bespoke multi-year technology projects for large government agencies (such as the United States Department of Labor) or inter-governmental agencies (such as the United Nations).

Competition and Pricing

There are a large number of custom development solutions in the marketplace covering a full price range and sophistication level. Diginex is able to combine both significant technical expertise with deep subject matter experts, which sets us apart from the majority of the market. For this reason, Diginex has been chosen as a specialist technology partner for a number of government and inter-governmental sponsored projects looking at both modern slavery and child labor issues across Asia and the Middle East. Diginex’s research and development into technology-enabled solutions helps to create a competitive advantage to our offering. The pricing of customization is based on the scope of the project.

Potential Geographical Expansion

On March 17, 2025, Diginex Limited (“Diginex” or the “Company”) signed a binding memorandum of understanding with His Highness, Shaikh Mohammed Bin Sultan Bin Hamdan Al Nahyan of Abu Dhabi’s Royal family, via Nomas Global Investments-L.L.C-S.P.C. (“Nomas”), a limited liability company - sole proprietorship company, a solely owned SPV of His Highness, and incorporated under the laws of the Government of Abu Dhabi, with its registered office at Office No 301, 3rd Floor, Sea Tower, Corniche Street, Abu Dhabi, United Arab Emirates (“UAE”) (the “Nomas MOU”) and a binding memorandum of understanding with Al Noor Legal Consultants FZE (“Al Noor”), a Limited Liability Company incorporated under the laws of the Government of Sharjah, with its registered office at Business Centre, Sharjah Publishing City Free Zone, Sharjah, UAE (the “Al Noor MOU” and together with the Nomas MOU the “MOUs”) to pursue a broad strategic relationship to facilitate Diginex with its planned expansion in the UAE and the broader Gulf Cooperation Council region (“GCC”), which includes assisting the Company with a dual listing of the Company’s ordinary shares on the Abu Dhabi Securities Exchange (“ADX”) and a potential capital raise of up to USD$250 million focused on large institutional investors based in the GCC. Any securities offered in a private capital raise will not be under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Pursuant to the Nomas MOU, Diginex has agreed to Nomas fixed non-refundable fees in an aggregate amount of $800,000, with the initial deferred fund raising payment of $400,000 paid upon signing of the Nomas MOU and the balance of the Nomas MOU fees payable in equal installments upon the occurrence of three defined milestones. The Nomas MOU also provides that Diginex shall pay Nomas success fees upon Diginex achieving certain capital raise targets and the successful listing of Diginex’s securities on the ADX. Pursuant to the Al Noor MOU, Diginex has agreed to Al Noor fees in an aggregate amount of $650,000, with the initial payment of $250,000 paid upon signing of the Al Noor MOU, an additional amount of $150,000 paid in June 2025 and the balance of the Al Noor MOU fees in equal installments upon the occurrence of three defined milestones. The Al Noor MOU also provides that Diginex shall pay Al Noor success fees upon Diginex achieving certain capital raise targets and the successful listing of Diginex’s securities on the ADX. A copy of the Nomas MOU is attached hereto as Exhibit 4.10 and the Al Noor MOU is attached hereto as Exhibit 4.11.

C. Organizational Structure

Diginex Limited is a Cayman Islands exempted company, incorporated under the laws of the Cayman Islands on January 26, 2024. On July 15, 2024, Diginex Limited and Diginex Solutions (HK) Limited (“DSL”) completed a restructuring pursuant to a share exchange agreement (the “Share Exchange Agreement”), whereby the then existing shareholders of DSL (the “Original Shareholders”) transferred all of their shares in DSL to Diginex Limited, in consideration for Diginex Limited’s issuance of substantially the same securities to such shareholders in exchange for the securities of DSL held by Original Shareholders (the “Exchange”). Prior to the Exchange there were 16,756 ordinary shares of DSL issued and outstanding, 3,151 preferred shares of DSL issued and outstanding and 10,172 warrants of DSL issued and outstanding. In the Exchange, each of the securities of DSL were exchanged for substantially the same securities of Diginex Limited at an exchange ratio of one (1) ordinary share of DSL for four hundred and ten (410) Ordinary Shares of Diginex Limited, one (1) preferred share of DSL for four hundred and ten (410) Preferred Shares of Diginex Limited and one (1) warrant of DSL for four hundred and ten (410) warrants of Diginex Limited.

On May 28, 2023, DSL agreed to an $8,000,000 share subscription agreement with Rhino Ventures Limited and on September 28, 2023 executed a subscription agreement (the “RVL Subscription Agreement”). Pursuant to the RVL Subscription Agreement, DSL issued Rhino Ventures Limited 5,086 ordinary shares and 10,172 warrants in exchange for $8.0 million. The warrants will be exercisable for ordinary shares of DSL for a period of three years from the date they are issued and shall be exercisable at a per warrant price of US$2,512. Post the completion of the Restructuring and Share Subdivision (as defined below), the number of warrants of Diginex Limited issued to Rhino Ventures Limited was adjusted to 4,170,520 from 10,172 with an adjusted price per warrant of US$6.13. The warrants, if fully exercised, will result in the issuance of such number of Ordinary Shares equal to 51% of the total issued and outstanding shares of the Company at the time of the warrants being exercised. This will be prorated for partial exercise of warrants. Rhino Ventures Limited paid the subscription price by the payment of $6.1 million in cash and the conversion of $1.9 million of debt due to Rhino Ventures Limited. The RVL Subscription Agreement also activated an anti-dilution clause in the Articles of Association of DSL which resulted in HBM IV, Inc. being issued 151 preferred shares of DSL for zero consideration. This increased HBM IV, Inc.’s holding to 3,151 preferred shares of DSL.

In connection with the Exchange, Diginex Limited and security holders of DSL consummated the following transactions (the “Ancillary Transactions”): (i) Diginex Limited issued $4.35 million new convertible loan notes to certain Original Shareholders in consideration for the cancellation of the then existing convertible loan notes issued by DSL and held by such Original Shareholders; (ii) Diginex Limited granted certain share options under the new share option plan that was adopted by Diginex Limited to the holders of the unexercised share options granted by DSL (the “Original Share Options”), in consideration for the cancellation of the Original Share Options held by such holders. At time of the Exchange there were 629,760 vested but unexercised share options and unvested share options exercisable for such number of Ordinary Shares equal to 1.3% of the issued and outstanding shares of the Company at the time of vesting and (iii) Diginex Limited granted certain warrants to purchase Ordinary Shares of Diginex Limited to the holders of the then existing warrants to purchase ordinary shares of DSL (the “Original Warrants”), in consideration for the cancellation of the Original Warrants held by such holders. The convertible loan notes automatically converted into Ordinary Shares of Diginex Limited on December 20, 2024 and whilst there is no automatic vesting of any unvested share options upon completion of the IPO the board of directors, at their discretion, do have the ability to accelerate vesting at any point. The board of directors approved and authorized the acceleration of the vesting of the unvested share options to January 23, 2026. The fair value of all unvested ESOP as of the date of this Annual Report on Form 20-F is $2.2 million of which $1.0 million has been recognized in the financial statements at March 31, 2025.

Accordingly, upon consummation of the Exchange and the Ancillary Transactions (collectively the “Restructuring”), DSL became a wholly owned subsidiary of Diginex Limited, and the prior shareholders of DSL became shareholders of Diginex Limited. The remaining DSL security holders became security holders of Diginex Limited, in that they held Diginex Limited convertible loan notes, share options and warrants. Following, the closing of the Restructuring there were 6,869,961 Ordinary Shares of Diginex Limited issued and outstanding, 1,291,910 preferred shares of Diginex Limited issued and outstanding, 4,170,520 warrants issued and outstanding, $4.35 million new convertible loan notes issued and outstanding and 629,760 vested but unexercised share options and unvested share options exercisable for such number of Ordinary Shares equal to 1.3% of the issued and outstanding shares of the Company at the time of vesting.

Following the Restructuring, Diginex Limited has subsidiaries located in Hong Kong, United Kingdom and United States of America. Diginex Limited is the sole owner of DSL, a Hong Kong corporation, and through DSL the sole owner of (i) Diginex Services Limited, a corporation formed in the United Kingdom and (ii) Diginex USA LLC, a limited liability company formed in the State of Delaware.

The following chart summarizes our corporate legal structure and identifies our subsidiaries at March 31, 2025:

Significant Subsidiaries

Below is a list of Diginex Limited’s significant subsidiaries as of March 31, 2025:

Name	Country of Incorporation	% of Equity Interest

Diginex Solutions (HK) limited	Hong Kong	100%
Diginex Services Limited	United Kingdom	100%
Diginex USA LLC	United States of America	100%

D. Property, Plants, and Equipment

The following is a list of Diginex Limited’s principal facilities as of the date filing this Annual Report on Form 20-F

Location	Square Footage	Main Use	Own/Lease
25 Wilton Road, Victoria, London, Greater London, SW1V 1LW, United Kingdom	*	Principal executive officers	Lease. Co-working shared space facility
Room1311, 13F, Leighton Centre, 77 Leighton Road, Causeway, Bay Hong Kong	**	Offices for employees of DSL	Lease. Co-working shared space facility
Avenue des Papalins a Monaco portant le numero D2/D3	1,507	Executive office	Lease

* London Office lease was entered into on April 1, 2025. The space is measured by number of seats rather than square footage. The London office is in a co-working shared space facility with 5 seats and the London based employees operate under a hybrid model as they work both from the office and from home with the majority of working hours spent working from the office.

** Hong Kong office space is measured by number of seats rather than square footage. The Hong Kong office is in a co-working shared space facility with 17 seats. The lease at Leighton Centre was entered into on June 1, 2025 with the previous lease at Smart-Space Fintech 2, Room 3, Unit 401-404, Core C, Cyberport, Telegraph Bay, Hong Kong, being terminated on May 31, 2025. The Hong Kong team operating under a hybrid model as they will work from both home and the office with the majority of time spent working from the office.

While the office facilities are adequate for the time being, there will be a need to secure additional office space as the business grows.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion may contain forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements because of various factors, including those set forth under “Item 3.D. Risk Factors” or in other parts of this Annual Report.

Overview

Diginex is a technology driven business that builds end to end software solutions for the future of ESG reporting and supply chain due diligence. The requirement for companies to report on ESG components of their business and perform extensive due diligence on their supply chain is increasing at pace. Diginex has built products to address those demands. As well as offering SaaS solutions, Diginex also offers advisory services to support overall ESG strategies. Such advisory services can range from providing general advise on ESG strategies to assisting on ESG ratings, Diginex also customizes its products to meet individual customer needs.

The software products are:

diginexESG: a platform that facilitates the key processes involved in corporate ESG reporting

diginexLUMEN: assists companies to undertake due diligence in complex supply chains at scale.

Our total revenues for the year ended March 31, 2025 increased to $2.0 million compared to $1.3 million in the year ended March 31, 2024 and $1.6 million in the year ended March 31, 2023. The loss for the year ended March 31, 2025 of $5.2 million was an increase on the loss for the year ended March 31, 2024 of $4.9 million but a decrease on the loss of the year ended March 31, 2023 of $9.3 million.

The group reports all results in one segment.

The Company completed an IPO on the Nasdaq Capital Market in January 2025, raising capital and listing under the ticker symbol “DGNX”.

Factors Affecting the Group’s Performance and Related Trends

The Group believes that the key factors affecting its performance and financial performance include:

1. Mandatory ESG reporting

The growth in our revenues may, in part, be determined by the mandatory requirement for businesses to report on components of ESG which will drive increased demand for our products, especially diginexESG. There has been an increase in mandatory reporting guidelines but any delays in the adoption could impact revenues. Consumer preferences may also impact on future revenues. As consumers demand transparency on the source of products in the market there may be an increased demand for suppliers of products to disclose the facts on the supply chain involved in the delivery of products which may increase demand for both diginexLUMEN and diginexAPPRISE. The increased demand for our software products could also lead to an increase in demand for Advisory as clients request experts to educate on their results and implement strategies for improvement.

2. Our ability to compete successfully and attract new customers

The market for our services is highly competitive and some competitors have a longer history and have built well-known brands and have larger marketing budgets to attract clients. Given the competitive nature of the ESG software industry, there has been, and will most likely be, consolidation of competing businesses via mergers and acquisitions. This may make the competition even stronger.

If we are unable to compete effectively with our existing and future competitors at reasonable cost, our business, prospects, and results of operations could be materially and negatively affected.

3. Continued investment in product development

Our revenues and financial performance may, in part, be determined by our ability to continue to develop our products to maintain competitive advantages over competitors. Should Diginex not develop products or features that are well received by the market this could impact the future performance. We do dedicate significant resources to the development and enhancement of our products, such as, the introduction of Artificial Intelligence (“AI”), and will continue to do so.

Results of Operations

Comparison of the Years Ended March 31, 2025, 2024 and 2023

Results of Operations

	For the year ended March 31,
in USD millions	2025	2024	2023

Revenue	2.0	1.3	1.6
General and administrative expenses	(10.3)	(9.4)	(8.9)
Operating loss	(8.3)	(8.1)	(7.3)
Other income, gains or (losses)	3.5	3.8	(1.8)
Finance costs, net	(0.4)	(0.6)	(0.2)
Loss before tax	(5.2)	(4.9)	(9.3)
Income tax (expense) benefit	-	-	-
Loss for the year	(5.2)	(4.9)	(9.3)

Revenue

	For the year ended March 31,
in USD millions	2025	2024	2023

Software Subscriptions and License fees	1.3	0.4	0.4
Advisory fees	0.3	0.2	0.2
Customization fees	0.4	0.7	1.0
	2.0	1.3	1.6

Revenue increased by $0.7 million to $2.0 million for the year ended March 31, 2025 from $1.3 million for the year ended March 31, 2024, primarily driven by a $0.9 million increase in revenue from software subscriptions and licenses. This increase was partially offset by a $0.3 million decrease in revenue from Customization.

During the year ended March 31, 2025, the Group recognized revenues of $0.9 million by granting a non-exclusive right to use a white label version of diginexESG for distribution in Malaysia. This was a one-off fee but if revenues generated by the client exceed $0.9 million then Diginex will receive 50% of any future revenues earned above $0.9 million. Excluding the impact of this sale, the software subscription fees of diginexESG and diginexLUMEN remained broadly flat at $0.4 million for both the year ended March 31, 2025 and the year ended March 31, 2024. Revenues from software subscriptions and licenses for the year ended March 31, 2023 was also $0.4 million.

Advisory revenue is generated by providing services such as developing ESG strategies, conducting ESG materiality assessments and conducting training sessions on a range of ESG topics. There was a marginal increase in revenues to $0.3 million for the year ended March 31, 2025 when compared to $0.2 million generated in the year ended March 31, 2024 and $0.2 million generated in the year ended March 31, 2023.

Customization revenue relates to the development of tailored features for diginexESG or diginexLUMEN to meet specific client needs. Revenue fell by $0.3 million to $0.4 million for the year ended March 31, 2025 when compared to March 31, 2024. Diginex made a strategic decision to allocate more resources to the growth of diginexESG and diginexLUMEN which has been a factor behind the reduced revenue. The revenue for the year ended March 31, 2023 was $1.0 million.

General and Administrative Expenses

	For the year ended March 31,
in USD millions	2025	2024	2023

Employee benefits	4.8	5.0	5.0
IT development and maintenance support	1.5	2.1	2.7
Audit fees	0.4	0.6	-
Professional fees	2.1	0.5	0.3
Travel and entertainment	0.4	0.5	-
Share based payments (non-employee related)	0.4	-	-
Amortization and depreciation	0.1	0.1	-
Other	0.6	0.5	0.9
	10.3	9.3	8.9

General and administrative expenses increased by $1.0 million for the year ended March 31, 2025 to $10.3 million, compared to $9.3 million for the year ended March 31, 2024, and increased $0.4 million in the year ended March 31,2024 when compared to $8.9 million for the year ended March 31, 2023. The increase in the year ended March 31, 2025 was primarily due to higher professional fees incurred in connection with the Company’s IPO, as well as a share-based payment expense related to preferred shares issued under an anti-dilution clause, which was triggered upon the completion of the $8 million capital raise from Rhino Ventures Limited in May 2024. The increase was partially offset by the reductions in costs related to employee benefits, IT development and maintenance support whilst not impacting on the product roadmap, audit fees, and travel and entertainment.

The increase in general and administrative expenses for the year ended March 31, 2024 compared to the year ended March 31, 2023 was due, in part, to higher audit fees and professional fees, both related to the Company’s IPO, and an increase in travel and entertainment. These increases were partially offset by reduced spending on IT development, and advertising and marketing expenses (classified within Other).

Employee Benefits

Employee benefits decreased by $0.2 million to $4.8 million for the year ended March 31, 2025, compared to $5.0 million in both years ended March 31, 2024 and 2023. Employee benefits mainly comprise salaries and share-based payments expenses. The decrease in the year ended March 31, 2025 was primarily driven by the decrease in share-based payments expenses of $0.5 million, partially offset by $0.3 million increase in salaries.

In the year ended March 31, 2025, salaries and other benefits, which also included costs associated with contractors, increased by $0.3 million to $4.0 million when compared to the expense of $3.7 million for the year ended March 31,2024. Post the IPO in January 2025, Diginex paid bonuses equivalent to half a month’s salary amounting to $0.2 million. As of March 31, 2025, the Group had 23 employees and 9 contractors, compared to 22 employees and 7 contractors as of March 31, 2024. The average headcount (including contractors) during the year ended March 31, 2025 was 30, the same for the year ended March 31, 2024.

In the year ended March 31, 2024, salaries and other benefits decreased by $0.7 million to $3.7 million, compared to $4.4 million for the year ended March 31, 2023. This decrease was primarily the result of a cost-saving initiative that led to a reduction in headcount. As of March 31, 2024 the Group had 22 employees and 7 contractors, compared to 26 employees and 10 contractors at March 31, 2023. The average headcount (including contractors) in 2024 was 30, a reduction from 39 in 2023.

The Company have had an employee share option plan in place since 2020 and during the year ended March 31,2025 replaced the then existing plan and adopted the Diginex Limited 2024 Omnibus Incentive Plan which outlines the grant of share option award (the “Award”) to selected employees and/or consultants of the Group to subscribe for ordinary shares of the Company. The Board may grant ordinary shares under the Scheme not exceeding 5,400,000 ordinary shares. The Awards are fair valued at each grant date using an equity allocation model and are recognized as an expense over the applicable vesting period. The Group recognized share-based payments expenses of $0.9 million during the year ended March 31 2025, $1.3 million in the year ended March 31, 2024 and $0.6 million in year ended March 31, 2023.

IT Development and maintenance support

IT development and maintenance support costs decreased by $0.6 million to $1.5 million for the year ended March 31, 2025, following a $0.6 million decrease to $2.1 million for the year ended March 31,2024, compared to $2.7 million for the year ended March 31, 2023. These expenses consist primarily of costs associated with the engagement of third party IT engineers to drive the performance and feature enhancement of the diginexESG and diginexLUMEN platforms. The cost reduction, in part, has been a result of the decision not to focus on Customization projects but focus on feature and functionality enhancements to the software solutions. At March 31, 2025, the Group engaged 21 engineers, compared to 39 engineers at March 31, 2024 and 47 at March 31, 2023.

Included in IT development and maintenance support are research and development expenses of $0.8 million for the year ended March 31,2025, $1.3 million for year ended March 31, 2024, and $2.1 million for the year ended March 31, 2023.

Audit fees

Audit fees decreased by $0.2 million to $0.4 million for the year ended March 31, 2025, following a $0.6 million increase to $0.6 million for the year ended March 31, 2024 when compared to the year ended March 31, 2023. The amounts for years ended March 31, 2025 and 2024 primarily related to the audits of the Group’s consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (“PCAOB”) in connection with the Company’s IPO. The audit fees incurred in 2025 were mainly attributable to the audit of the financial year ended March 31, 2025, while the fees incurred during the year ended March 31, 2024 covered the audits of the financial years ended March 31, 2022, 2023, and 2024 as Diginex prepared for IPO

Professional fees

Professional fees increased by $1.6 million to $2.1 million for the year ended March 31, 2025, following a $0.2 million increase to $0.5 million during the year ended March 31, 2024, when compared to $0.3 million expense for the year ended March 31, 2023. The increases in costs across the years were primarily driven by professional service fees related to the engagement of necessary external experts to assist the Company to complete a successful IPO. Upon the successful closing of the IPO, $1.4 million IPO related costs were capitalized against the share premium account with $1.7 million recorded as an expense in the statement of profit or loss during the year ended March 31, 2025.

Travel and entertainment

Travel and entertainment decreased by $0.1 million to $0.4 million for the year ended March 31 2025, following a $0.5 million increase to $0.5 million for the year ended March 31, 2024 when compared to the spend during the year ended March 31, 2023. During the year end March 31, 2024, travel expenses increased as the Group actively engaged in investor meetings and pursued new business development opportunities. This activity continued during the year ended March 31, 2025.

Share-based payments (non-employee related)

The Group incurred a share-based payment expense of $0.4 million during the year ended March 31, 2025, compared to no such expense in the years ended March 31, 2024 and 2023. In May 2024, the Group completed an $8.0 million capital raise which triggered an anti-dilution clause in the Articles of Association and resulted in 151 preferred shares being issued to a preferred share holder. This award was fair valued at $0.4 million.

Other

Other expenses increased by $0.1 million to $0.6 million for the year ended March 31, 2025, following a $0.4 million decrease in the year ended March 31 2024, compared to $0.9 million in year ended March 31, 2023. Other expenses include costs such as expenses related to investor relations activities, office rent, recruitment fees, insurance premiums, marketing and general office expenses. The increase in the year ended March 31, 2025 was mainly driven by investor relations fees following the completion of the IPO.

The expenses in the year ended March 31, 2023 include marketing related fees of $0.5 million which were associated to a digital marketing campaign that was not repeated in either of the years ended March 31, 2025 and 2024.

Other losses and expenses, net

	For the year ended March 31,
in USD millions	2025	2024	2023

Net fair value gains/(losses) of financial liabilities at fair value through profit and loss	3.5	3.8	(1.9)

Other income	0.0	0.0	0.1
Total other gains/(losses) and expenses, net	3.5	3.8	(1.8)

The Group recognized total other gains of $3.5 million for the year ended March 31, 2025, a reduction of $0.3 million when compared to other gains of $3.8 million for the year ended March 31, 2024, while the Group incurred other losses of $1.8 million recognized in the year ended March 31,2023.

The gains and losses incurred in all the years were, primarily, due to the fair value measurement of preferred shares and convertible loan notes.

Net Fair Value gains/(losses) of Financial Liabilities at Fair Value Through Profit and Loss

In July 2021, the Group raised $6.0 million capital via the issuance of redeemable preferred shares. At the end of each reporting period, the preferred shares were fair valued using an equity allocation model, which resulted in a gain of $4.1 million in year ended March 31, 2025, a gain of $4.1 million in the year ended March 2024 and a loss of $1.8 million in the year ended March 31, 2023. No preferred shares were outstanding as of March 31, 2025 following the conversion of preferred shares to ordinary shares on December 20, 2024.

The Group raised $3.25 million via the issuance of 8% convertible loan notes during the year ended March 31, 2023 and a further $0.1 million during the year ended March 31, 2024. During the year ended March 31, 2025 a $1.0 million loan with a related company was converted into a convertible loan note bearing 8% interest. This resulted in a total issuance of $4.35 million 8% convertible loan notes. At the end of each reporting period, the convertible loan notes were fair valued using a binomial option pricing model, which resulted in a loss of $0.6 million in the year ended March 31, 2025, a loss of $0.4 million in the year ended March 31, 2024 and minimal loss of $19,000 in the year ended March 31, 2023. No convertible loan notes were outstanding as of March 31, 2025 following the conversion of convertible loan notes to ordinary shares on December 20, 2024.

Finance Costs

Finance costs decreased by $0.2 million to $0.4 million for the year ended March 31, 2025, following an increase of $0.4 million to $0.6 million in the year ended March 31, 2024, when compared to $0.2 million expense in year ended March 31 2023.

During the year ended March 31, 2025, $0.2 million of the finance cost related to the 8% convertible loan notes which compared to $0.3 million during the year ended March 31, 2024 and $0.1 million for the year ended March 31, 2023. The loan from the immediate holding company which bore an 8% coupon resulted in a finance cost of $0.1 million for the year ended March 31, 2025, $0.2 million for the year ended March 31, 2024 and $0.1m for the year ended March 31, 2023. There was also a finance charge on a loan from a related company of $0.1 million for the year ended March 31, 2024, with a lessor amount charged for the years ended March 31, 2025 and 2023. The related company loan charged interest at 8%.

The convertible loan notes, loan from immediate holding company (aside from a $0.5 million cash repayment) and related party loan were all converted into ordinary shares during the year ended March 31, 2025 with no outstanding balances at March 31, 2025.

Income Tax

The operating activities of the Group in the years ended March 31, 2025, 2024 and 2023 did not generate a taxable charge due to operating losses incurred. However, Diginex USA did generate a taxable profit in 2022 with the resulting tax charge being recognized as an under provision in the year ended March 31, 2024.

Although the Group had operations in United Kingdom and USA during the reporting periods, the majority of its operations have been in Hong Kong. The Group’s Hong Kong operation is subject to Hong Kong Profits Tax under a two-tiered profit tax rates regime, i.e. the first HK$2 million (c.$250,000) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million (c.$250,000) will be taxed at 16.5%.

Inflation

Since commencing operations, the Group has not been materially impacted by changes in inflation.

Impact of Foreign Currency Fluctuations on Results

The Group’s main operating currencies have historically been the US Dollar and Hong Kong Dollar. As the Hong Kong Dollar is pegged to the US Dollar, the Group has not been overly exposed to material foreign currency fluctuations in prior years. As the business grows, the Group will be exposed to more foreign currencies and their fluctuations, such as the British Pound and Euro.

Significant Accounting Policies, Judgments and Estimates

The Company prepares consolidated financial statements in accordance with IFRS, which requires it to make judgments, estimates, and assumptions. The Company continually evaluates these judgements, estimates and assumptions based on the most recently available information, its own historical experience, and various other assumptions that the Company believes to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from the Company’s expectations as a result of changes in its estimates. Some of the Company’s accounting policies require a higher degree of judgment than others in their application and require it to make significant accounting estimates.

The following descriptions of significant accounting policies, judgments, and estimates should be read in conjunction with the Company’s consolidated financial statements and other disclosures included in this Annual Report on Form 20-F. When reviewing the Company’s consolidated financial statements, you should consider (i) its selection of significant accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies, and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Deemed reverse acquisition

With respect to the Transaction, management determined that DSL is the operating company while the Company is considered as a shell company and the Company accounted for the Transaction as a deemed reverse acquisition, using the acquisition method of accounting, where in substance an operating company is acquired by a shell company where the shareholders of the operating company obtain control of the shell company. The Group identified DSL (the legal acquiree) as the accounting acquirer, and the Company (the legal acquirer) as the accounting acquiree. This judgment influences how the Transaction is presented in the consolidated financial statements, including (i) the recognition of DSL’s assets and liabilities at their historical carrying amounts; (ii) the presentation of comparative financial information as a continuation of DSL; and (iii) the legal capital structure being that of the legal parent, with share capital adjusted retrospectively as a recapitalization for the equivalent number of shares received and on a pro rata basis, together with the impact of the Share Subdivision for prior reporting periods.

Revenue recognition

The Group recognizes revenue when (or as) a performance obligation is satisfied, i.e. when “control” of the services underlying the particular performance obligation is transferred to the customer.

Software subscription fees and certain advisory service income are recognized over time by reference to the progress towards complete satisfaction of the relevant performance obligation if one of the following criteria is met:

●	the customer simultaneously receives and consumes the benefits provided by the Group’s performance as the Group performs;
●	the Group’s performance creates or enhances an asset that the customer controls as the Group performs; or
●	the Group’s performance does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

Customization revenues and certain advisory service income recognized at a point in time when the customer obtains control of the distinct service.

For software license fees, the nature of the Group’s promise in granting a license is a promise to provide a right to use the Group’s intellectual property with all of the following criteria met:

●	the contract does not require that the Group will undertake activities that significantly affect the intellectual property to which the customer has rights;
●	the rights granted by the license directly do not expose the customer to any positive or negative effects of the Group’s activities; and
●	those activities result in the transfer of a good or a service to the customer as those activities occur.

Accordingly, the Group considers the grant of license as providing the customers the right to use the Group’s intellectual property and the performance obligation is satisfied at a point in time at which the license is granted.

Share-based payments

The Group has had an employee share option plan in place since 2020 and during the year ended March 31, 2025 replaced the then existing plan and adopted the Diginex Limited 2024 Omnibus Incentive Plan which outlines the grant of share option awards to selected employees and/or consultants of the Group to subscribe to the ordinary shares of the Company. The awards are measured at the fair value at the grant date. The fair value determined at the grant date without taking into consideration all non-market vesting conditions is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of share option awards that will eventually vest, with a corresponding increase in equity (share option reserve).

At the end of each reporting period, the Group revises its estimate of the number of share option awards expected to vest based on assessment of all relevant non-market vesting conditions. The impact of the revision of the original estimates, if any, is recognized in the statement of profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the share option reserve. For share options awards that vest immediately at the date of grant, the fair value of the share option awards granted is expensed immediately to the statement of profit or loss.

Private Warrants and IPO Warrants

In May 2024 and January 2025, the Group issued Private Warrants and IPO Warrants to Rhino Ventures respectively. In the process of classifying Private Warrants and IPO Warrants, management considered the detailed criteria and related guidance for the classification of financial instruments as set out in IAS 32 and has made various judgments on whether the Private Warrants and IPO Warrants on initial recognition are classified as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument

Private Warrants and IPO Warrants are classified as an equity instrument on the basis that the instruments do not include contractual obligation to deliver cash to the warrant holder, and the instruments meet the fixed-for-fixed condition by preserving the relative economic interests of the warrant holder and the Company’s shareholders.

Fair value measurement of financial instruments

Certain of the Group’s financial liabilities, including preferred shares, and convertible loan notes, are designated as at fair value through profit or loss with both the debt component and derivative components recognized at fair value and are measured at fair value, at the date of issue and at the end of each reporting period, with fair value being determined based on significant unobservable inputs using valuation techniques. Judgement and estimation are required in establishing the relevant valuation techniques and the relevant inputs thereof. Changes in assumptions relating to these factors could result in material adjustments to the fair value of these instruments. Changes in fair value are recognized in profit or loss as fair value gain or loss.

Discount rate used for initial measurement of lease liability

In connection with the long term lease in Monaco, the Group, as a lessee, measures the lease liability at the present value of the unpaid lease payments at the commencement date. The lease payments are discounted using the Group’s incremental borrowing rate. Incremental borrowing rate is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use assets in similar economic environment.

Recently Released Accounting Standards

A description of recently issued accounting pronouncements that may potentially impact the Company’s combined and consolidated balance sheet and combined and consolidated results of operations is disclosed in Note 2 to the Company’s audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

B. Liquidity and Capital Resources

The Group’s ability to fund its operations is based on its ability to generate revenue, its ability to attract investors and its ability to borrow funds on reasonable economic terms. During the year ended March 31, 2025 the Group completed an IPO and generated gross proceeds of $10.6 million. The Group also received funding, via a loan from the immediate holding company, Rhino Ventures which reached a balance of $3.5 million of which $0.5 million was repaid post the IPO and $3.0 million converted into ordinary shares upon IPO at the listing price of $4.10. The Group also completed a capital raise and issued ordinary shares to the value of $8.0 million in May 2024. This capital raise was funded by the capitalization of advanced funding and loans from Rhino Ventures Limited that was received by Diginex over the years ended March 31, 2023, 2024 and 2025. During the year ended March 31, 2024, the Group also raised capital via the issuance of a convertible loan note bearing an 8% coupon for $0.1 million that converted into Ordinary Shares on December 20, 2024. The total amount of convertible loan notes converted into Ordinary Shares on December 20, 2024 amounted to $4.35 million.

Management is of the opinion that the capital of the Group is sufficient to meet present requirements. The Group has four out of six tranches of IPO warrants that reach maturity between July 2025 and April 2026. Should all four tranches be fully exercised the Group will receive proceeds upon exercise of $60 million.

Diginex Limited is not aware of any legal or economic restrictions on the ability of its subsidiaries to transfer funds to Diginex Limited in the form of cash dividends, loans or advances. Diginex Limited is also not aware of any material restrictions that impact the transfer of funds between subsidiaries to enable the operating of the business in various jurisdictions.

At March 31, 2025, the Group held cash and cash equivalents of $3.1 million. The majority was held in USD. The Group held all balances in bank accounts and had not hedged any foreign exchange exposures given the dominant use of USD and Hong Kong dollars. However, given the increased use of British Pounds for salaries, the Group is looking to implement a Treasury Policy to manage foreign exchange requirements going forward. The group also held $0.4 million of cash in an escrow account at March 31, 2025. The funds are held in relation to a MOU signed on March 17, 2025 with Nomas Global Investments -L.L.C-S.P.C and Al Noor Legal Consultants FZE to provide strategic support in the United Arab Emirates, including a possible capital raise in UAE and dual listing on the Abu Dhabi Exchange (ADX).

As of March 31, 2025, 2024 and 2023, the Group had cash and cash equivalents of $3.1 million, $0.1 million and $1.2 million respectively, as detailed below:

	As of March 31, 2025	As of March 31, 2024	As of March 31, 2023
in USD Millions	Total	Total	Total

Net cash (used in) operating activities	(7.7)	(5.8)	(6.6)
Net cash provided by (used in) investing activities	(0.0)	0.0	0.0
Net cash provided by financing activities	10.7	4.7	6.5
Net increase (decrease) in cash and cash equivalents	3.0	(1.1)	(0.1)
Cash and cash equivalents, beginning of year	0.1	1.2	1.3
Cash and cash equivalents, end of year	3.1	0.1	1.2

Cash Flows from Operating Activities

Cash outflows from operating activities were $7.7 million in the year ended March 31, 2025, an outflow of $5.8 million in the year ended March 31, 2024 and an outflow of $6.6 million for the year ended March 31, 2023. Of the operating expenditure incurred in the year ended March 31, 2025, $4.0 million related to employees and contractors and $1.5 million on third party IT engineers. In the year ended March 31, 2024 $3.7 million related to employees and contractors and $2.1 million on third party IT engineers. In the year ended March 31, 2023, $4.4 million of spend related to employees and contractors and $2.7 million on third party IT engineers.

Cash flows from Investing Activities

There was no material cash flow from investing activities during the years ended March 31, 2025, 2024 and 2023.

Cash flows from Financing Activities

Total cash inflows from financing activities were $10.7 million in the year ended March 31, 2025, $4.7 million in the year ended March 31, 2024, and $6.5 million for the year ended March 31, 2023.

During the year ended March 31, 2025, the Company closed its IPO and the underwriter’s exercise of their over-allotment option, resulting in the sale of 2,587,500 ordinary shares of the Company. Gross proceeds from the IPO amounted to $10.6 million, offset by $2.9 million associated transaction costs. The Group also received $3.4 million in 8% interest-bearing loans and $0.7 million in non-interest-bearing advances both from the immediate holding company, while repaying $0.5 million in loans to the immediate holding company following the conversion of $3.0 million of the outstanding loan balance into ordinary shares upon IPO. This conversion upon IPO was in addition to a conversion of amounts due to the immediate holding company of $8 million in May 2024. Additionally, following the signing of a binding memorandum of understanding with Nomas Global Investments -L.L.C – S.P.C to provide strategic support in the United Arab Emirates, the Group paid $0.4 million deferred fund raising, fixed non-refundable fees, with $0.4 million held under escrow and recognized as a restricted bank balance to cover future fees based on the accomplishment of milestones.

During the year ended March 31, 2024, the Group received $5.3 million as an advance payment towards an $8.0 million capital raise from Rhino Ventures Limited, which was completed in May 2024. The capital raise included the conversion of $1.9 million of debt into equity. The Group also issued a fixed-rate 8% convertible loan note, raising $0.1 million. The notes had a maturity of two years from the effective date and would convert at the lower of a 20% discount to the listing share price or $60 million. The convertible loan notes were all converted into ordinary shares on December 20, 2024. Additionally, Rhino Ventures Limited advanced $0.6 million in shareholder loans during the year, while the Group repaid $1.2 million to Rhino Ventures Limited, resulting in a net outflow of $0.6 million.

During the year ended March 31, 2023, the Group raised $3.3 million through the issuance of an 8% convertible loan note. Rhino Ventures Limited advanced $2.3 million in shareholder loans while the Group repaid $0.6 million, resulting in a net inflow of $1.7 million. The Group also borrowed $1.0 million from a related company, Diginex (Holdings) Limited, at a fixed interest rate of 8%. While Diginex Holdings Limited is owned by Rhino Ventures Limited, it is not a subsidiary of the Group.

Capital Expenditure

As of March 31, 2025 Diginex has not capitalized any expenditure. Capital expenditure would typically relate to the purchase of computing equipment such as laptops which are expensed as they fall under our capitalization policy. Diginex has not recognized any research and development expenditure as an internally generated intangible asset.

Indebtedness

As of March 31, 2025 Diginex had no debt outstanding following the conversion and partial repayment during the year of a loan from Rhino Ventures Limited and the conversion of redeemable preferred shares and convertible loan notes into ordinary shares on December 20, 2024.

As of March 31, 2024, the Group had a loan balance of $1.9 million outstanding with Rhino Ventures Limited which was repayable by September 30, 2024, $1.1 million loan with a related company which was repayable by December 31, 2024, outstanding convertible loan notes of $3.35 million with repayable terms on the second anniversary of their effective date and redeemable preference shares of $6 million, with a five year maturity. The preferred shares were fair valued at $9.4 million using an equity allocation model at March 31, 2024.

The Group has a long term lease in Monaco with outstanding liabilities due out to 2027 of $0.2 million (March 31, 2024: $0.3 million).

Other outstanding payables relate primarily to accounts payable and accruals that have accumulated in the ordinary course of business.

When customers subscribe for a diginexESG or diginexLUMEN they typically pay for an annual subscription in advance with revenues recognized on a straight line basis over the life of the subscription. For advisory and customizations projects, the clients will typically pay during the course of the project with revenue being recognized upon completion. As such, the Group accounts for deferred revenues which relate to the balances of invoices raised that have yet to be recognized as revenue. At March 31, 2025 the Group accounted for $0.5 million of deferred revenue and $0.3 million at March 31, 2024.

At March 31, 2025 the Group contracted the below office leases:

Long term lease:

●	Monaco, France: lease with an annual break clause that expires on January 31, 2027. The quarterly rent is 32,328 Euros (c. USD 33,917).

On 1 April 2025 Diginex entered into an 18 month lease in the United Kingdom, The monthly rent is GBP 3,782.

Short term:

●	Hong Kong: 12 month lease at a monthly rent of HKD 26,680 (c. USD 3,420).

On 1 June 2025 Diginex entered into a 12 month lease in Hong Kong. The monthly rent is HK$52,000 but a one month rent free period was agreed. On 31 May 2025, Diginex terminated its prior lease in Hong Kong.

The table below illustrates the indebtedness as at March 31, 2025 and 2024:

	As of March 31,
in USD millions	2025	2024

Shareholder loans	-	1.9
Advance of equity subscription	-	5.3
Amounts due to related company	-	1.1
Preference shares	-	9.4
Notes payable	-	4.1
Deferred revenue	0.5	0.3
Lease Liabilities	0.2	0.3
Trade Payables	0.2	0.8
Other payables	0.8	0.8
Total debt	1.7	24.0

Off-Balance Sheet Arrangements

The Group has no off-balance sheet arrangements.

Contractual Obligation

The table below illustrates a summary of the Group’s contractual obligations and commitments as at March 31, 2025:

	Payments due by period
	Total	less than 1 year	1-3 years	3-5 years

Capitalized lease obligations	0.2	0.1	0.1	-

Total	0.2	0.1	0.1	-

In addition to the above table and pursuant to the Nomas MOU, Diginex has agreed pay fixed non-refundable fees in an aggregate amount of $800,000, with the initial payment of $400,000 paid upon signing of the Nomas MOU and the remaining balance of $400,000, as held under escrow and recognized as a restricted bank balance, to be released in equal installments upon the occurrence of three defined milestones via an escrow arrangement. The Nomas MOU also provides that the Company shall pay success fees upon achieving certain capital raise targets and the successful listing of the Company’s securities on the ADX.

Pursuant to the Al Noor MOU, Diginex has agreed to fees in an aggregate amount of $650,000, with the initial payment of $250,000 paid upon signing of the Al Noor MOU, an additional amount of $150,000 was paid in June 2025 and the remaining fees in equal installments upon the occurrence of three defined milestones. The Al Noor MOU also provides that the Company shall pay success fees upon achieving certain capital raise targets and the successful listing the Company s securities on the ADX.

Other than shown above we did not have any significant capital and other commitments, long obligations or other commitments as of March 31, 2025.

C. Research and Developments, Patents and Licenses, Etc.

We own and control a variety of intellectual property, including but not limited to trademarks, know-how and proprietary software and applications that, in the aggregate, are material to our business.

Recent Developments

Headquarters Relocation and New Hong Kong Lease

Effective April 1, 2025 we relocated our global headquarters and principal executive office to 25 Wilton Road, Victoria, London, Greater London, SW1V 1LW, United Kingdom (the “Office”) from Smart-Space Fintech 2, Room 3, Unit 401-404 Core C, Cyberport, Telegraph Bay, Hong Kong. We occupy the Office pursuant to a written lease dated February 26, 2025 with London, Spaces Victoria which is for a term of eighteen (18) months at a rental of £ 3,781.88 per month (the “Lease”). On May 31, 2025, the lease at Smart-Space Fintech 2, Room 3, Unit 401-404 Core C, Cyberport, Telegraph Bay, Hong Kong was terminated and on June 1, 2025 a new lease was entered into in Hong Kong at Room1311, 13F, Leighton Centre, 77 Leighton Road, Causeway, Bay.

Matter DK ApS Transaction

On May 23, 2025, Diginex signed a memorandum of understanding (the “Matter MOU”) to acquire Matter DK ApS (“Matter”) in an all share acquisition. Matter is an innovative ESG data company focused on delivering sustainability data and analytics solutions to the investment industry and helping financial institutions understand and communicate the sustainability of investments. Matter is based in Copenhagen, Denmark, and their largest shareholder is NASDAQ, followed by the founding management team who will remain with the business following the closing of the acquisition pursuant to multi-year employment agreements. The Matter MOU values the equity of Matter at $13 million which will be paid through the issuance of Diginex ordinary shares valued at the 60-trading day trailing VWAP (volume weighted average price) as of May 23, 2025, and such shares issued to Matter will subject to an 18-month lock-up period. A copy of the Matter MOU is attached hereto as Exhibit 4.12. Diginex aims to enhance its portfolio by integrating Matter’s advanced ESG data analytics, benchmarking and reporting capabilities. We expect the acquisition will enable Diginex to offer more comprehensive ESG solutions to organizations worldwide, helping them navigate the complexities of sustainability and meet evolving regulatory and stakeholder expectations for ESG reporting.

Also on May 23, 2025, Diginex entered into a loan agreement with Matter (the “Matter Loan Agreement”), pursuant to which Diginex agreed to loan Matter EUR 250,000, as follows: (1) EUR 150,000 within 3 business days of the signing of the Matter MOU, (2) EUR 50,000 within 30 days following the signing of the Matter MOU, and (3) EUR 50,000 within 60 days following the signing of the Matter MOU. The loan principal shall accrue interest at a rate of 5% per annum. Matter shall repay all amounts outstanding under the Matter Loan Agreement together with all accrued interest only if the Diginex fails to acquire 100% of the share capital of Matter under permitted reasons set forth in the Matter MOU. Repayment will be due 60 days after notification from Diginex that they will not proceed with the acquisition of Matter. A copy of the Matter Loan Agreement is attached hereto as Exhibit 4.15.

Resulticks Global Companies Pte. Limited Transaction

On June 5, 2025, Diginex signed a memorandum of understanding (the “Resulticks MOU”) for an acquisition of Resulticks Global Companies Pte. Limited (“Resulticks) for shares and cash. Resulticks is a globally recognized leader in real-time, AI-driven customer engagement and data management solutions. Diginex believes the acquisition of Resulticks will significantly enhance Diginex’s capabilities in advanced data management and artificial intelligence, further solidifying its position as a pioneer in data-driven client solutions.

The Resulticks MOU values Resulticks at $2 billion which will be paid by Diginex in three tranches: (1) $1.4 billion in Diginex ordinary shares valued at $72 per share and subject to a 12-18 month lock-up, which ordinary shares will be issued at closing of the transaction; (2) $100 million in cash that is payable by Diginex within 90 business days of the closing of the transaction; and (3) an earnout of up to $500 million payable in Diginex ordinary shares valued at $72 per share and paid in 3 independent tranches subject to Resulticks attaining at least 75% of the below audited EBITDA threshold figures:

	Earnout Amount	Accounting Period	EBITDA Threshold*
a.	$166,666,666	Fiscal Year 2026	$100,000,000
b.	$166,666,667	Fiscal Year 2027	$200,000,000
c.	$166,666,667	Fiscal Year 2028	$325,000,000

* Resulticks shall receive a pro rated portion of the Earnout Amount provided Resulticks achieves between 75% and 100% of the EBITDA Threshold.

Resulticks, headquartered in Singapore with operations across the United States, India, Singapore, and the Middle East, is renowned for its omnichannel client engagement automation platform. The platform leverages AI and big data analytics to deliver personalized customer experiences, enabling businesses to orchestrate seamless engagement across digital and physical touchpoints. We believe that by integrating Resulticks’ cutting-edge technology, Diginex will enhance its ability to provide comprehensive data-driven sustainability solutions, thereby empowering organizations to meet evolving regulatory requirements and stakeholder expectations with greater precision and efficiency. A copy of the Resulticks MOU is attached hereto as Exhibit 4.13.

On June 23, 2025 Diginex and Resulticks entered into an agreement (“Resulticks Agreement”) whereby Dignex agreed to fund Resulticks up to $11 million on an interest free basis. The funding will be offset against future funding as per the MOU signed between both parties on June 5, 2025 should Diginex and Resulticks execute a definitive agreement to complete the business combination. Should Diginex and Resulticks fail to enter into a definitive agreement by July 28, 2025 the funding will be converted into a loan with 10% interest and repayable within 45 calendar days.

As at the date of this Annual Report on Form 20-F, Diginex had advanced $8 million to Resulticks pursuant to the Resulticks Agreement. A copy of the Resulticks Agreement is attached hereto as Exhibit 4.15.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers

As of March 31, 2025, the directors and officers of Diginex Limited are as follows:

Name	Age	Position
Miles Pelham	47	Chairman and Director
Mark Blick	48	Chief Executive Officer and Director
Tomicah Tillemann-Dick	46	Non – Executive Director
Carnel Geddes	46	Non – Executive Director
Katerina Klezlova	37	Non – Executive Director
Paul Ewing	52	Chief Financial Officer
Christian Thierfelder	46	Chief Operating Officer
Graham Bridges	41	Chief Technology Officer
Jessica Camus-Demarche	41	Chief Corporate Affairs Officer

Miles Pelham is the founding Chairman of Diginex Limited and DSL and is the Chairman and a director of Diginex Limited. Prior to founding Diginex Limited Miles was a 21-year finance veteran, during which time he managed substantial investments and businesses for leading global banks. Since leaving investment banking Miles founded Eqonex Ltd, a financial services company dedicated to digital asset infrastructure, and became the chairman of a sustainable forestry, reforestation and carbon offset company, Woodbois Limited. Woodbois Limited is a client of DSL. Mr. Pelham also sat on the board of an educational company, Kidsloop Limited. Mr. Pelham is also the sole shareholder of Rhino Ventures Limited, which is an investment holding company and a shareholder of Diginex Limited. Rhino Ventures Limited holds other investments but none that are deemed to have a conflict of interest or completing business with Diginex Limited. Mr. Pelham was also the sole shareholder of Pelham Limited, which was an investment holding company. Pelham Limited was wound up on 9 June 2023.

Mark Blick has served as CEO and an executive director of DSL since June 2020 and is the CEO and a director of Diginex Limited. From October 2018 to May 2020 Mr. Blick served as Head of Distribution & Engagement (Solutions) of Diginex Limited (Diginex HK) Previously, Mr. Blick was Managing Director, Head of Client Services APAC for Gerson Lehrman Group (“GLG”), an online digital platform for insights. Over his tenure at GLG, he helped build, scale and lead the Asia franchise. Prior to GLG, Mark launched a joint-venture start up with a leading industrial technology company (Crystal Engineering based in California, USA), and spent 7 years in Beijing working in the oil & gas industry.

Carnel Geddes was appointed as a non-executive director of Diginex Limited on December 20, 2024. From June 2017 to August 2024, Carnel was the CFO of Woodbois Ltd, a UK AIM listed entity in the forestry sector. She is based in South Africa and is a Chartered Accountant having dually qualified in the UK and South Africa and is a Certified Fraud Examiner. During a 15-year career at BDO, the global audit, tax and advisory group (2000 – 2015), she served as Director in forensic services of BDO London specializing in the financial services sector and was a Partner of BDO Cape Town. She has been a Board Member of POMASA (South Africa’s Pomegranate Growers Association) (2015 to 2025) which she also Chaired (elected) for several years (2019 – 2022).

Katerina Klezlova was appointed as a non-executive director on December 20, 2024. Ms. Klezlova is a serial entrepreneur, venture builder and business development expert focused on building scalable, efficient and investment-ready tech companies, globally. After multiple years in business development and consulting focused on the corporate sector, she founded Fortuny Consulting in May 2017, developing own business models for scalable growth focusing on the SME sector. In September 2019 she co-founded a financial technology venture DealStation, a software aimed at digitizing the fundraising process for private companies. Currently Ms. Klezlova is active in the fields of innovation, sustainability and impact – supporting numerous ventures with their expansion strategies and investment-readiness. Additionally, since June 2021 she sits on the board of Capacity, a Zurich-based accelerator for refugee and migrant entrepreneurship and integration, while also serving as a judge, mentor, advisor, expert and judge for various investment funds, angel clubs and accelerators across Europe such as the Kickstart Innovation, Masschallenge, WeBloom, Business Angels Connect or R3I. Ms. Klezlova holds an MBA degree from the IE University in Madrid, Spain and a Corporate Finance certificate from the CISI in London, UK.

Tomicah Tillemann-Dick is a non-executive director of DSL and was appointed as a non-executive director of Diginex Limited on December 20, 2024. He was Global Head of Policy and a Partner at Andreessen Horowitz and is the current President of Project Liberty, a far-reaching effort to develop socially responsible architecture for the next generation of the internet. Previously, he served in government as a senior advisor to two US Secretaries of State and as former executive director of the Digital Impact and Governance Initiative at New America, where he worked in collaboration with the Rockefeller Foundation, the World Bank, MIT and governments around the world to develop open source digital infrastructure platforms to power the public sector. He also oversaw the work of the Blockchain Trust Accelerator, which works with organizations to deploy decentralized technology solutions that address governance and social impact challenges worldwide and the Responsible Asset Allocator Initiative, which ranked sovereign wealth and pension funds of $20+ trillion based on strategies for managing ESG risks.

Paul Ewing has served as the Chief Financial Officer of DSL since May 2023 and as the Chief Financial Officer of Diginex Limited. Mr. Ewing has spent more than a decade working in Asia and was the regional Chief Financial Officer at ICAP Electronic Broking (“ICAP”) from November 2006 to November 2010, as well as Chief Operating Officer for ICAP’s electronic broking division from November 2010 to December 2013. From December 2013 to August 2017, Mr. Ewing was Chief Financial Officer of APAC Broking for ICAP plc. From September 2017 to July 2018, Mr. Ewing served as the Chief Financial Officer for RKR Capital, a proprietary trading business with a focus on financial markets and Digital Assets. Mr. Ewing also served as Chief Financial Officer of Nasdaq listed, Eqonex Limited from August 2018 to May 2022. From May 2022 to November 2022 Mr. Ewing served as Chief Operating Officer of Eqonex Limited. Mr. Ewing holds a degree from Manchester University and is a member of the Institute of Chartered Accountants of England and Wales.

Christian Thierfelder has served as the Chief Operating Officer of DSL since June 2020 and the Chief Operating Officer of Diginex Limited following the close of the IPO. From October 2018 to May 2020 Mr. Thierfelder served as Chief Research Officer of Diginex Limited (Diginex HK). Before that he worked as a Director at the Convertible Bonds Desk at Mizuho Securities Hong Kong from December 2014 to September 2018 and as a Senior Consultant at d-fine from January 2011 to December 2014. From February 2008 to December 2010 Mr. Thierfelder was a junior research group leader at University of Paderborn. Mr. Thierfelder holds a MSc in Mathematical Finance from Oxford University and MSc in Physics from Friedrich Schiller University of Jena and a PhD in Theoretical Physics from Massey University Auckland.

Graham Bridges has served as the Chief Technology Officer of DSL since June 2020 and is responsible for the Technology/Research and Development functions of the business and the Chief Technology Officer of Diginex Limited following the close of the IPO. Prior to this, he held the position of Senior Director & Head of Corporate Solutions at Diginex Limited (DiginexHK) from May 2018.  Mr. Bridges has spent 8 years working in Asia in technology leadership roles, and prior to DiginexHK, was Managing Director at Startech Limited (formerly the dedicated and sole technology partner of MoneyHero Ltd – NASDAQ:MNY) from June 2016 until May 2018.   Prior to this Mr. Bridges held a number of technology research and development positions with Experian PLC (LON:EXPN) between 2006 and 2015, based out of London, UK.   Mr. Bridges holds a degree in Business and Information Communications Technology from Nottingham Trent University.

Jessica Camus- Demarche has served as Chief Corporate Affairs and Sustainability Officer of DSL since June 2020 and the Chief Corporate Affairs and Sustainability Officer for Diginex Limited following the close of the IPO. Mrs. Camus has spent over a decade working in the sustainability ecosystem, leading advisory services and public-private partnerships. Previously, she managed her own consultancy firm Ignis Consulting from 2016-2018, advising the World Bank, German Development Cooperation (GIZ), WBCSD, and small and mid-cap enterprises in emerging markets on sustainability strategy and scaling impact. Jessica served as an Associate Director at the World Economic Forum in NYC and Geneva from 2008 – 2015. She was a Global Leadership Fellow of the World Economic Forum from 2012-15 and served as a Financial Market Executive from 2004 - 2005 at Thomson Reuters. She also acted as a Non-Executive Director of an LSE AIM-listed company, Obtala Limited from 2016 – 2018. Jessica holds an Executive Master’s in Leadership from Wharton, Columbia, LBS and INSEAD, an Executive Master in Business Administration from IE Business School in Madrid and an Master’s Degree in Development from the Graduate Institute of International Relations in Geneva.

On 1 April 2024, Daniel Campion joined Diginex as Chief Commercial Officer. On May 31, 2025, Mr. Campion terminated his employment with Diginex for personal reasons. Diginex may continue to work with Mr. Campion in the future on a consulting basis

6.B.	Compensation

Executive Officer and Director Compensation

For the year ended March 31, 2025, Diginex Limited paid its executive officers (as per those included in the director and senior management table of DSL on the above section) for services in all capacities, an aggregate compensation of approximately $1.6 million. The compensation was paid in cash for both periods. The executive officers did not receive performance bonuses for the year ended March 31, 2025. As of the date of this document, the executive officers had exercised employee shares options and received 949,560 Ordinary Shares of Diginex Limited and hold 303,400 unvested share option plus additional unvested share options that equate to 1.7% of the outstanding share capital of the Company that will vest 36 months after commencement of employment or upon any accelerated vesting as approved by the board. The share options convert into shares of the Company on a one-to-one basis. The share options have an exercise price of US$0.00005.

The executive members of the board of directors did not receive any compensation, in relation to their board responsibilities, in the year ended March 31, 2025, and going forward, Diginex Limited does not expect to have a compensation plan for executive directors.

Non-executive directors received compensation from the date of appointment in December 2024 to March 2025. They were collectively paid less than US$0.1 million.

Diginex does contribute to mandatory government pension schemes. Pension contributions for the year ended March 31, 2025 are included in the aggregate compensation noted above.

Diginex Limited Employee Share Option Plan (the “Incentive Plan”)

Purpose; Types of Awards.

The purpose of the Incentive Plan is (i) to encourage profitability and growth through short-term and long-term incentives that are consistent with Diginex Limited’s objectives; (ii) to give participants an incentive for individual performance; (iii) to promote teamwork among participants; and (iv) to give Diginex Limited an advantage in attracting and retaining key employees, directors, and consultants. To accomplish this purpose, the Incentive Plan permits the granting of awards in the form of options, share appreciation rights (“SARs”), restricted shares, restricted share units, performance based awards (including performance shares, performance units and performance bonus awards), and other share-based or cash-based awards.

Shares Subject to the Incentive Plan.

The aggregate number of shares that are available for issuance pursuant to awards granted under the Incentive Plan is equal to 5,400,000 Ordinary Shares. The maximum number of shares subject to Incentive Plan awards granted during any fiscal year to any non-employee director, when taken together with any cash fees paid to the director during the year in respect of his or her service as a director, may not exceed $200,000 in total value. If an award granted under the Incentive Plan is forfeited, canceled, settled, or otherwise terminated without a distribution of shares, the shares underlying that award will again become available for issuance under the Incentive Plan. However, none of the following shares will be available for issuance under the Incentive Plan: (i) shares delivered to or withheld to pay withholding taxes, (ii) shares used to pay the exercise price of an option, or (iii) shares subject to any exercised share-settled SARs. Any substitute awards shall not reduce the shares authorized for grant under the Incentive Plan.

Administration of the Incentive Plan.

The Incentive Plan will be administered by the plan administrator, who is the Diginex Limited board of directors or a committee that it designates. The plan administrator has the power to determine the terms of the awards granted under the Incentive Plan, including the exercise price, the number of shares subject to each award, and the exercisability of the awards. The plan administrator also has the power to determine the persons to whom and the time or times at which awards will be made and to make all other determinations and take all other actions advisable for the administration of the Incentive Plan.

Participation.

Participation in the Incentive Plan will be open to employees, contractors and consultants, who have been selected as an eligible recipient under the Incentive Plan by the plan administrator.

Types of Awards.

The types of awards that may be made under the Incentive Plan are described below. All of the awards described below are subject to the conditions, limitations, restrictions, vesting and forfeiture provisions determined by the plan administrator, subject to certain limitations provided in the Incentive Plan.

Performance-Based Awards.

Diginex Limited may grant an award conditioned on satisfaction of certain performance criteria. Such performance-based awards include performance-based restricted shares and restricted share units.

Performance Goals.

If the plan administrator determines that the performance-based award to an employee is subject to performance goals, then the performance-based criteria upon which the awards will be based shall be by reference to any one or more of the following: earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; net operating profit after tax; cash flow; revenue; net revenues; sales; days sales outstanding; scrap rates; income; net income; operating income; net operating income, operating margin; earnings; earnings per share; return on equity; return on investment; return on capital; return on assets; return on net assets; total shareholder return; economic profit; market share; appreciation in the fair market value, book value or other measure of value of Ordinary Shares; expense/cost control; working capital; volume/production; new products; customer satisfaction; brand development; employee retention or employee turnover; employee satisfaction or engagement; environmental, health, or other safety goals; individual performance; strategic objective milestones; days inventory outstanding; or any other performance goals or a combination of performance goals selected by the plan administrator. Performance goals may be measured either in absolute terms or as compared to any incremental increase or decrease or as compared to results of a peer group or to market performance indicators.

Restricted Shares.

A restricted share award is an award of Ordinary Shares that vests in accordance with the terms and conditions established by the plan administrator. The plan administrator will determine in the award agreement whether the participant will be entitled to vote the restricted shares and/or receive dividends on such shares.

Restricted Share Units.

A restricted share unit is a right to receive shares or the cash equivalent of Ordinary Shares at a specified date in the future, subject to forfeiture of such right.

Share Options.

A share option entitles the recipient to purchase Ordinary Shares at a fixed exercise price. The exercise price per share will be determined by the plan administrator in the applicable award agreement in its sole discretion at the time of the grant. The maximum term of each option shall be fixed by the plan administrator, but in no event shall an option be exercisable more than (i) ten (10) years after the date such option is granted to an employee of Diginex Limited or its affiliates on the date of grant, or (ii) five (5) years after the date such option is granted to a person who is not an employee of Diginex Limited or its affiliates on the date of grant.

Share Appreciation Rights (SAR).

A SAR entitles the holder to receive an amount equal to the difference between the fair market value of an ordinary share on the exercise date and the exercise price of the SAR (which may not be less than 100% of the fair market value of an ordinary share on the grant date), multiplied by the number of shares subject to the SAR (as determined by the plan administrator).

Other Share-Based Awards.

Diginex Limited may grant or sell to any participant unrestricted Ordinary Shares under the Incentive Plan or a dividend equivalent. A dividend equivalent is a right to receive payments, based on dividends with respect to Ordinary Shares.

Other Cash-Based Awards.

Diginex Limited may grant cash awards under the Incentive Plan, including cash awards as a bonus or upon the attainment of certain performance goals.

Equitable Adjustments.

In the event of a merger, consolidation, reclassification, recapitalization, spin-off, spin-out, repurchase or other reorganization or corporate transaction or event, extraordinary dividend, stock/share split or reverse share split, combination or exchange of shares, or other change in corporate structure or payment of any other distribution, the maximum number and kind of shares reserved for issuance or with respect to which awards may be granted under the Incentive Plan will be adjusted to reflect such event, and the plan administrator will make such adjustments as it deems appropriate and equitable in the number, kind and exercise price of Ordinary Shares covered by outstanding awards made under the Incentive Plan, and in any other matters that relate to awards and that are affected by the changes in the shares referred to in this section.

Amendment and Termination.

The plan administrator may alter, amend, modify, or terminate the Incentive Plan at any time. In addition, no modification of an award will, without the prior written consent of the participant, adversely alter or impair any rights or obligations under any award already granted under the Incentive Plan.

6.C.	Board Practices

Board Composition

Diginex Limited’s business affairs are managed under the direction of its board of directors. Diginex Limited’s board of directors consists of five members. Our external directors serve for a three-year term which commenced on December 20, 2024.

Director Independence

Diginex Limited’s board of directors consists of five members, three of whom qualify as independent within the meaning of the independent director guidelines of Nasdaq. Tomicah Tillemann-Dick, Carnel Geddes and Katerina Klezlova are “independent directors” as defined in the rules of Nasdaq and applicable SEC rules.

Committees of the Board of Directors

Diginex Limited’s board of directors has established an audit & risk committee and a nomination & compensation committee. Carnel Geddes serves as the chair of both committees. Members will serve on these committees until their resignation or until otherwise determined by Diginex Limited’s board of directors.

Audit & Risk Committee

The Company’s audit & risk committee oversees Diginex Limited’s corporate accounting and financial reporting process. Among other matters, the audit & risk committee:

●	appoints Diginex Limited’s independent registered public accounting firm;

●	evaluates the independent registered public accounting firm’s qualifications, independence and performance;

●	determines the engagement of the independent registered public accounting firm;

●	reviews and approves the scope of the annual audit and the audit fee;

●	discusses with management and the independent registered public accounting firm the results of the annual audit and the review of the Diginex Limited’s interim financial statements;

●	approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services;

●	monitors the rotation of partners of the independent registered public accounting firm on Diginex Limited’s engagement team in accordance with requirements established by the SEC;

●	is responsible for reviewing Diginex Limited’s financial statements and the Company’s management’s discussion and analysis of financial condition and results of operations to be included in the Company’s annual and interim reports to be filed with the SEC;

●	reviews the Company’s critical accounting policies and estimates;

●	oversees the development and maintenance of the risk management framework, including the risk management policies, risk appetite and risk strategy;

●	ensures adequate processes and systems for identifying, reporting and mitigating all relevant risk exposures, including legal, commercial, financial and operational risks; and

●	reviews key risk reports and risk registers and provides oversight of the key risks Diginex is exposed to.

The chair of the audit & risk committee is Carnel Geddes. Tomicah Tillemann-Dick and Katerina Klezlova are also members of the audit & risk committee. Diginex Limited believes that Carnel Geddes qualifies as an “audit committee financial expert,” as such term is defined in Item 401(h) of Regulation S-K. Diginex Limited’s board of directors has adopted a written charter for the audit & risk committee.

Nomination and Compensation Committee

Diginex Limited’s nomination and compensation committee will review and recommend policies relating to compensation and benefits of Diginex Limited’s officers and employees. Among other matters, the nomination and compensation committee will:

●	assist the board in overseeing Diginex Limited’s employee compensation policies and practices, including approving the compensation of the CEO and other executive officers and reviewing and approving incentive and equity compensation policies and programs;

●	produce the annual report of the committee required by the rules of the SEC; and

●	consider and make recommendations relating to the selection and qualification of directors and candidates nominated to serve as directors.

The chair of the Company’s nomination and compensation committee is Carnel Geddes. Tomicah Tillemann-Dick and Katerina Klezlova are also members of the compensation committee. Diginex Limited’s board of directors has adopted a written charter for the nomination and compensation committee.

6.D.	Employees

As of March 31, 2025, DSL has a current headcount of 32, among which 23 are employees in Hong Kong and United Kingdom and 9 are contractors based in France, Germany, Spain, Canada, Dubai, Mexico , Singapore and Australia.

6.E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this Annual Report on Form 20-F, and as adjusted to reflect the sale of the Ordinary Shares offered in this offering for:

● each of our directors and executive officers; and

● each person known to us to own beneficially more than 5% of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person as of July 11, 2025 is based on 22,993,763 Ordinary Shares issued and outstanding with the following exceptions (1) the percentage for Rhino Ventures Limited and Miles Pelham assumes the exercise of 6,750,000 IPO Warrants held by Rhino Ventures Limited and (2) the percentage for Nomas Global Investments – L.C.C-S.P.C. assumes the exercise of 6,750,000 IPO Warrants held by Nomas Global Investments – L.C.C-S.P.C.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this Annual Report on Form 20-F are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person.

Name of Beneficial Owner	Number of Ordinary Shares beneficially owned	Percentage of Ordinary Shares beneficially owned
Miles Pelham(1)	14,684,627	49.4	%(7)
Rhino Ventures Limited(1)	14,390,247	48.4	%(7)
Mark Blick (2)	294,380	*
Graham Bridges (3)	180,400	*
Christian Thierfelder (4)	180,400	*
All directors and Executive Officers as a Group	15,339,807	51.6%

Five Percent Holders:
HBM IV, Inc. (5)	3,663,062	15.9%
Nomas Global Investments-L.L.C-S.P.C. (6)	6,750,000	22.7	%(8)

* Less than 1%

(1)	Rhino Ventures Limited, a British Virgin Islands limited liability company, is wholly-owned and managed by Miles Pelham, who has voting and dispositive control over the Ordinary Shares held by Rhino Ventures Limited. The business address of Rhino Ventures Limited is Craigmuir Chambers, Road Town, Tortola, VS 1110, British Virgin Islands. In addition to holding 7,640,247 Ordinary Shares, Rhino Ventures Limited also beneficially owns shares based in its right to exercise the following warrants within the next sixty (60) days (a) 4,170,520 warrants for Ordinary Shares equal to 51% of the Company’s outstanding Ordinary Shares at the time the warrants are exercised, exercisable at a price of $6.13 per warrant and expire on May 27, 2027 and (b) (i) warrants to purchase 2,250,000 Ordinary Shares, exercisable at a price of $5.13 per share and which expire 6 months after January 23, 2025, (ii) warrants to purchase 2,250,000 Ordinary Shares, exercisable at a price of $6.15 per share and which expire 9 months after January 23, 2025 and (iii) warrants to purchase 2,250,000 Ordinary Shares, exercisable at a price of $7.18 per share and which expire 12 months after January 23, 2025. The 4,170,520 warrants for Ordinary Shares equal to 51% of the Company’s outstanding Ordinary Shares at the time the warrants are exercised held by Rhino Ventures Limited are not included in the 14,390,247 Ordinary Shares beneficially owned by Rhino Ventures Limited. Miles Pelham holds 294,380 Ordinary Shares in his own name. In addition to holding 7,934,627 Ordinary Shares. Miles Pelham also holds 303,400 unexercised employee share options.

(2)	Mark Blick, Chief Executive Officer at Diginex Limited holds 294,380 and is resident in Hong Kong

(3)	Graham Bridges, Chief Technology Officer at Diginex Limited holds 180,400 Ordinary Shares and is resident in Hong Kong

(4)	Christian Thierfelder, Chief Operating Officer at Diginex Limited holds 180,400 Ordinary Shares and is resident in Monaco.

(5)	HBM IV, Inc. is incorporated in the State of Delaware. HBM IV, Inc. held 2,583,820 shares of Diginex Limited Preferred Shares which converted into 2,583,820 Ordinary Shares of Diginex Limited upon the registration statement being declared effective on December 20, 2024. In addition, HBM IV, Inc held a $2 million convertible loan note that converted into 1,079,242 Ordinary Shares, upon the registration statement being declared effective on December 20, 2024. In total HBM IV, Inc hold 3,663,062 Ordinary Shares. Pursuant to the definition of “beneficial owner” set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, each of HBM IV, Inc., Hearst Communications, Inc., Hearst Holdings, Inc., The Hearst Corporation, and The Hearst Family Trust may be deemed to beneficially own the shares held by HBM IV, Inc. Hearst Communications, Inc. has the power to direct the voting and disposition of the shares as the controlling stockholder of HBM IV, Inc. Hearst Holdings, Inc. has the power to direct the voting and disposition of the shares as the controlling stockholder of Hearst Communications, Inc. The Hearst Corporation has the power to direct the voting and disposition of the shares as the controlling stockholder of Hearst Holdings, Inc. The Hearst Family Trust has the power to direct the voting and disposition of the shares as the controlling stockholder of The Hearst Corporation. No natural person ultimately has the investment and/or voting power over the shares of Diginex Limited beneficially owned by HBM IV, Inc. The Hearst Family Trust (the “Trust”), as referenced above, is controlled by three or more trustees, none of whom individually has investment and/or voting power over the shares beneficially owned by the Trust. The address of each of HBM IV, Inc., Hearst Communications, Inc., Hearst Holdings, Inc., The Hearst Corporation and The Hearst Family Trust is 300 West 57th Street, New York, NY 10019, USA.

(6)	Nomas Global Investments-L.L.C-S.P.C. beneficially owns these shares based in its right to exercise the following warrants within the next sixty (60) days: (i) warrants to purchase 2,250,000 Ordinary Shares, exercisable at a price of $8.20 per share and which expire 15 months after January 23, 2025, (ii) warrants to purchase 2,250,000 Ordinary Shares, exercisable at a price of $10.25 per share and which expire 18 months after January 23, 2025 and (iii) warrants to purchase 2,250,000 Ordinary Shares, exercisable at a price of $12.30 per share and which expire 24 months after January 23, 2025.

(7)	This percentage is calculated based on 29,743,763 outstanding Ordinary Shares of Diginex, which includes the 6,750,000 Ordinary Shares underlying the IPO Warrants owned by Rhino Ventures Limited.

(8)	This percentage is calculated based on 29,743,763 outstanding Ordinary Shares of Diginex, which includes the 6,750,000 Ordinary Shares underlying the IPO Warrants owned by Nomas Global Investments-L.L.C-S.P.C.

As of the date of this document, we have 33 shareholders of record. All of our officers, directors and shareholders as of the date of this document are subject to lock-up agreements in connection with the IPO.

We believe that Diginex Limited’s offers, sales and issuances of the securities to its shareholders were exempt from registration either (a) under Section 4(a)(2) of the Securities Act and the rules and regulations promulgated thereunder, in that the transactions were between an issuer and sophisticated investors or members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2), (b) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States, or (c) under Rule 701 promulgated under the Securities Act in that the transactions were underwritten compensatory benefit plans or written compensatory contracts.

6.F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees— 6. E. Share Ownership.”

7.B.	Related Party Transactions

Solutions Business Acquisition

On May 15, 2020, Diginex Limited, a company incorporated in Hong Kong, an entity related to the Company (“Diginex HK”), together with Diginex Solutions Limited, sold the legal entities of Diginex Solutions (HK) Limited and Diginex USA LLC, together with the trademarks associated with the Diginex name, to a related party, Rhino Ventures Limited, an entity controlled by Miles Pelham, the founder and former chairman of Diginex HK. The consideration of $6,000,000, that was paid by Rhino Ventures Limited for Diginex Solutions (HK) Limited and Diginex USA LLC, was netted against the shareholder loan between Diginex HK and Pelham Limited, another entity controlled by Miles Pelham. In addition, Diginex HK agreed to fund the business for six months post the sale at a 25% discount to the projected costs.

Diginex Services Limited Acquisition

On September 20, 2021, Diginex Solutions (HK) Limited acquired Diginex Services Limited, a company incorporated in the United Kingdom and controlled by Rhino Ventures Limited for no cash payment. Prior to the acquisition Diginex Solutions (HK) Limited had been funding Diginex Services Limited for, primarily, the provision of IT maintenance and development services.

Rhino Ventures Loan

Rhino Ventures Limited advanced a loan to Diginex Solutions (HK) Limited. At March 31, 2024 the outstanding balance was $1.6 million and charged interest of 8% per annum. During the year ended March 31, 2025, Rhino Ventures Limited continued to fund Diginex and on 28 May 2024 converted $1.9 million of the outstanding loan into equity as part consideration for an $8.0 million capital raise. The $8 million capital raise was supplemented by an interest free cash advance by Rhino Ventures of $6.1 million (March 31, 2024: $5.3 million). Upon completion of the $8 million capital raise, Rhino Ventures Limited was issued 5,086 shares in DSL which amounted to 4,170,520 Ordinary Shares in Diginex Limited following the Restructure. In addition, Rhino Ventures was also issued warrants, which, post the Restructure, amounted to 4,170,520 warrants with an exercise price of $6.13 per warrant. The warrants are exercisable for a period of three years from the date they were issued, May 27, 2024. The warrants, if fully exercised, will result in the issuance of shares equal to 51% of the Company’s outstanding Ordinary Shares at the time the warrants are exercised. This amount will be prorated in the event of partial exercise of the warrants.

In addition, upon pricing of the IPO in January 2025, Rhino Ventures agreed to convert $3 million of an outstanding loan at the listing price. The outstanding loan amounted to $3.5 million and on January 21, 2025, $3.0 million of the outstanding loan was converted into Ordinary Shares at a price of $4.10 resulting in the issuance of 731,707 Ordinary Shares. The balance of the loan, $0.5 million, was repaid in cash to Rhino Ventures Limited.

At March 31, 2025 there was no loan outstanding between Diginex and Rhino Ventures Limited.

Diginex Holdings Loan

On June 28, 2022 Diginex Holdings Limited, a company controlled by Rhino Ventures Limited advanced a loan of $1 million to Diginex Solutions (HK) Limited, bearing an 8% interest coupon. The loan remained outstanding at $1 million but as part of the Restructure, this loan was transferred into a $1 million convertible loan note of which Rhino Ventures Limited held $517,535 of the principal amount of the convertible loan note and Working Capital Innovation Fund II L.P. held $482,465 of the principal amount. Both loan notes converted into Ordinary Shares upon the registration statement being declared effective on December 20, 2024.

Convertible Loan Notes

Between August 2022 and July 2023 Diginex raised $3.35 million through the issuance of Convertible Loan Notes to existing Diginex shareholders. The Convertible Loan Notes had a maturity on the second anniversary of the effective date, bear an 8% coupon and convert into Ordinary Shares into equity upon the Company becoming publicly listed. In the year ended March 31, 2024, Working Capital Innovation Fund II LP invested a further $0.1 million and as part of the Restructuring, a $1 million loan due from DSL to a related company, Diginex Holdings Limited, was transferred into a $1 million convertible loan note of which Rhino Ventures Limited held $517,535 of the principal amount of the convertible loan note and Working Capital Innovation Fund II L.P. held $482,465 of the principal amount of the convertible loan note. The terms of the new convertible loan notes also charged interest at 8% per annum and had a maturity date of December 31, 2024. On August 3, 2024 a Convertible Loan Note issued to HBM IV, Inc for US$1.0 million had the maturity date extended from August 3, 2024 to January 3, 2025. The purchasers of Convertible Loan Notes included certain holders of more than 5% of the Company’s capital stock and certain directors or their respective affiliates. The following table sets forth the Convertible Loan Notes issued to these related parties:

Stockholder	Principal Amount of Convertible Loan Notes
HBM IV, Inc.	$2,000,000
Nalimz Holdings Limited	$1,000,000
Rhino Ventures Limited	$517,535

All Convertible Loan Notes converted into 2,347,134 Ordinary Shares upon the registration statement being declared effective on December 20, 2024.

Preferred Shares

HBM IV, Inc. held 2,583,820 Preferred Shares in the Company. Upon the registration statement being declared effective on December 20, 2024, the Preferred Shares were converted into 2,583,820 Ordinary Shares.

The $8 million capital raise in May 2024 triggered an anti-dilution clause in the Articles of Association of Diginex and resulted in 151 Preferred Shares of DSL being issued to HBM IV, Inc. The 151 Preferred Shares were fair valued at $369,648.

At the date of this Annual Report on Form 20-F there are no issued or outstanding Preferred Shares.

Miles Pelham compensation

During the years ended March 31, 2024 and 2025, Miles Pelham, the owner of Rhino Ventures Limited was paid $250,000 per annum for the provision of management services to the Group. In the year ended March 31, 2025 he also received a bonus of $10,417 post the completion of the IPO. This amount is included in the aggregate compensation of approximately $1.6 million amount set forth in the section “Compensation – Executive Officer and Director Compensation.”

Related Party Revenue

During the years ended March 31, 2024 and 2025, Diginex provided commercial services to certain shareholders. During the period, Diginex engaged with Sustainable Fitch Limited, a related party with HBM IV, Inc. and Hafnia SG Pte. Ltd earning $30,000 in the year ended March 31, 2025 (March 31, 2024: $56,000) and $12,680 during the year ended March 31, 2025 (March 31, 2024: $10,977) respectively.

Restructuring

Diginex Limited is a Cayman Islands exempted company, incorporated under the laws of the Cayman Islands on January 26, 2024. Upon incorporation, one (1) ordinary share of Diginex Limited was issued to Rhino Ventures Limited, a shareholder of DSL. On July 15, 2024, Diginex Limited and Diginex Solutions (HK) Limited (“DSL”) completed a restructuring pursuant to a share exchange agreement (the “Share Exchange Agreement”), whereby the then existing shareholders of DSL (the “Original Shareholders”) transferred all of their shares in DSL to Diginex Limited, in consideration for Diginex Limited’s issuance of substantially the same securities to such shareholders in exchange for the securities of DSL held by Original Shareholders (the “Exchange”). Prior to the Exchange there were 16,756 ordinary shares of DSL issued and outstanding, 3,151 preferred shares of DSL issued and outstanding and 10,172 warrants of DSL issued and outstanding. In the Exchange, each of the securities of DSL were exchanged for substantially the same securities of Diginex Limited at an exchange ratio of one (1) ordinary share of DSL for four hundred and ten (410) Ordinary Shares of Diginex Limited, one (1) preferred share of DSL for four hundred and ten (410) Preferred Shares of Diginex Limited and one (1) warrant of DSL for four hundred and ten (410) warrants of Diginex Limited.

IPO Warrants

On January 23, 2025, the Company issued Rhino Ventures Limited IPO Warrants identified below in connection with the IPO.

1.	Tranche 1 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $5.13 per share, which expire 6 months from January 23, 2025
2.	Tranche 2 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $6.15 per share, which expire 9 months from January 23, 2025
3.	Tranche 3 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $7.18 per share, which expire 12 months from January 23, 2025
4.	Tranche 4 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $8.20 per share, which expire 15 months from January 23, 2025
5.	Tranche 5 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $10.25 per share, which expire 18 months from January 23, 2025
6.	Tranche 6 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $12.30 per share, which expire 24 months from January 23, 2025

On May 6, 2025, Rhino Ventures Limited conveyed, transferred and assigned the following IPO Warrants to Nomas Global Investments-L.L.C-S.P.C.:

1.	Tranche 4 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $8.20 per share, which expire 15 months from January 23, 2025
2.	Tranche 5 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $10.25 per share, which expire 18 months from January 23, 2025
3.	Tranche 6 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $12.30 per share, which expire 24 months from January 23, 2025

At the date of this Annual Report on Form 20-F no warrants have been exercised.

7. C.	Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 18 of this Report which contains our consolidated financial statements prepared in accordance with IFRS.

Legal proceedings.

We may from time to time become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. As of the date of this Annual Report, we are not aware of any such legal proceedings or claims that in the opinion of our management will have a material adverse effect on our business, financial condition or operating results. Although the results of litigation and claims cannot be predicted with certainty, we believe that the final outcome of ordinary course matters will not have a material adverse effect on our business, operating results, financial condition or cash flows.

Policy on Dividend Distributions

We have not previously declared, or paid cash dividends, and we have no plan to declare or pay any dividends in the near future. We currently intend to retain most, if not all, of our available funds and future earnings to operate and expand our business.

B.	Significant Changes

Except as otherwise disclosed in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included herein.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

Not applicable.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our Ordinary Shares are listed on the Nasdaq Capital Market since January 2025 under the symbol “DGNX”. Since February 20, 2025, our Ordinary Shares have, in addition to the Nasdaq Capital Market, been listed to trade on the Frankfurt Stock Exchange (Open Market) and the Tradegate Exchange under the symbol “I0Q.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

As of the date of this Report, we are authorized to issue a maximum of 960,000,000 ordinary shares with a par value of $0.00005 per share and 40,000,000 preferred shares with a par value of $0.00005 per share. As of July 11, 2025, there were 22,993,763 ordinary shares outstanding and zero preferred shares outstanding.

B.	Memorandum and Articles of Association

We are an exempted Cayman Islands company incorporated under the laws of the Cayman Islands and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Act (As Revised) of the Cayman Islands. Our Amended and Restated Memorandum and Articles is attached hereto as Exhibit 1.1.

The following are summaries of material provisions of our Amended and Restated Memorandum and Articles of Association and the Companies Act insofar as they relate to the material terms of our ordinary shares.

Registered Office

Our registered office is at the offices of Ogier Global (Cayman) Limited, 89 Nexus Way Camana Bay, Grand Cayman, KY1-9009, Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

Ordinary Shares

Our Ordinary Shares are issued in registered form, and are issued when registered in our register of members. Unless the board of directors determine otherwise, each holder of our Ordinary Shares will not receive a certificate in respect of such Ordinary Shares. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Ordinary Shares. We may not issue shares or warrants to bearer.

As of the date of this Annual Report on Form 20-F, our authorized share capital is US$50,000 divided into (i) 960,000,000 Ordinary Shares of par value $0.00005 each (the “Ordinary Shares”) and (ii) 40,000,000 preferred shares of par value $0.00005 each (the “Preferred Shares”) Subject to the provisions of the Companies Act and our articles regarding redemption and purchase of the shares (and to any direction that may be given by the Company in general meeting) and, where applicable, the rules and regulations of Nasdaq, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under applicable law, our directors have general and unconditional authority to allot (with or without confirming rights of renunciation), issue, grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. The directors may deal with unissued shares either at a premium or at par, or with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise. No share may be issued at a discount except in accordance with the provisions of the Companies Act. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

Preferred Shares

Holder of Preferred Shares shall have one (1) vote for each share he holds, unless any such Preferred Share carries special voting rights. The holders of Preferred Shares and Ordinary Shares shall vote together as a single class unless it is required by applicable law or the Company’s Article of Association that Preferred Shares to vote separately as a class.

All then outstanding Preferred Shares were converted into Ordinary Shares when the Company’s registration statement was declared effective by the SEC on December 20, 2024. There are no Preferred Shares issued or outstanding at the time of this amended registration statement.

Each holder of Preferred Shares shall be entitled to receive dividends, out of any funds legally available therefor, prior and in preference to any declaration or payment of any dividend on the Ordinary Shares or any other class or series of shares issued by the Company, at the rate of four percent per annum of the applicable issue price of the Preferred Shares, on a non-cumulative basis, for each Preferred Share held by such holder.

The Preferred Shares are redeemable at the request of the holders of a majority of the Preferred Shares at earlier of (i) F-1 Effectiveness has not taken place on or before the fifth anniversary of the date on which the first.

Other Instruments not described in Memorandum and Articles of Association:

Warrants

Rhino Ventures Limited holds 4,170,520 warrants (the “2024 Warrants”) that are currently outstanding and are exercisable for a period of three years from the date they were issued, May 27, 2024 by DSL and cancelled and re-issued in Diginex Limited upon the Restructuring on July 15, 2024, at an exercise price of US$6.13 per warrant. The 2024 Warrants, if fully exercised, will result in the issuance of shares equal to 51% of the Company’s outstanding Ordinary Shares at the time the 2024 Warrants are exercised. The amount of shares issued under the 2024 Warrants will be prorated in the event of partial exercise of the 2024 Warrants.

IPO Warrants

On January 23, 2025, the Company issued Rhino Ventures Limited the IPO Warrants identified below in connection with the IPO.

1.	Tranche 1 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $5.13 per share, which expire 6 months from January 23, 2025
2.	Tranche 2 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $6.15 per share, which expire 9 months from January 23, 2025
3.	Tranche 3 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $7.18 per share, which expire 12 months from January 23, 2025
4.	Tranche 4 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $8.20 per share, which expire 15 months from January 23, 2025
5.	Tranche 5 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $10.25 per share, which expire 18 months from January 23, 2025
6.	Tranche 6 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $12.30 per share, which expire 24 months from January 23, 2025

On May 6, 2025, Rhino Ventures Limited conveyed, transferred and assigned the following IPO Warrants to Nomas Global Investments-L.L.C-S.P.C.:

1.	Tranche 4 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $8.20 per share, which expire 15 months from January 23, 2025
2.	Tranche 5 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $10.25 per share, which expire 18 months from January 23, 2025
3.	Tranche 6 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $12.30 per share, which expire 24 months from January 23, 2025

The Tranche 1 Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $5.13 per share, which expire 6 months from January 23, 2025 are held by Rhino Ventures Limited and are attached hereto as Exhibit 2.3. The Tranche 2 Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $6.15 per share, which expire 9 months from January 23, 2025 are held by Rhino Ventures Limited and are attached hereto as Exhibit 2.4. The Tranche 3 Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $7.18 per share, which expire 12 months from January 23, 2025 are held by Rhino Ventures Limited and are attached hereto as Exhibit 2.5. The Tranche 4 Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $8.20 per share, which expire 15 months from January 23, 2025 are held by Nomas Global Investments-L.L.C-S.P.C. and are attached hereto as Exhibit 2.6. The Tranche 5 Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $10.25 per share, which expire 18 months from January 23, 2025 are held by Nomas Global Investments-L.L.C-S.P.C. and are attached hereto as Exhibit 2.7. The Tranche 6 Warrants to purchase 2,250,000 Ordinary Shares at an exercise price $12.30 per share, which expire 24 months from January 23, 2025 are held by Nomas Global Investments-L.L.C-S.P.C. and are attached hereto as Exhibit 2.8.

Convertible loan notes

The $4.35 million in convertible notes shall automatically convert into Ordinary Shares at the conversion price on the earlier of the following events, (i) a relevant fund raising above $10 million, (ii) change of control, or (iii) F-1 being declared effective. Such ordinary class of shares to be issued to investors in connection with the relevant fund raising or issued at the completion of the change of control or this Annual Report on Form 20-F on Form F-1 being declared effective. The conversion price for the $4.35 million convertible notes would be calculated using a valuation of $60 million for the Company.

On December 20, 2024, the Company’s registration statement on Form F-1 was declared effective by the SEC. This resulted in the conversion of all outstanding convertible loan notes into 2,347,134 Ordinary Shares

C.	Material Contracts

Consulting Agreements

Chardan

On July 8, 2024, DSL entered into an Updated Engagement Letter, which was revised on December 16, 2024 (the “Chardan EL”) with Chardan Capital Markets, LLC (“Chardan”) replacing its prior engagement letter with Chardan, dated January 24, 2024, pursuant to which Chardan was to act as DSL’s lead underwriter. Pursuant to the Chardan EL, Chardan was not DSL’s underwriter but a financial advisor to DSL. The Company agreed to pay Chardan an advisory fee of $350,000 which was payable as of October 1, 2024, and in no event later than the earlier of (a) February 8, 2025, and (b) consummation of any material corporate transaction, including (i) any Alternative Transaction, as described in Chardan EL, and (ii) any Go-Public Transaction. Full payment was made upon the closing of the IPO. The Chardan EL, also provides Chardan with a right of first refusal, for a period of eighteen (18) months from July 8, 2024, to act as co-lead underwriter, joint book-running manager, and/or placement agent for each and every future public and private equity and public debt offering, including all equity linked financings (each being referred to as a subject transaction), during such eighteen month (18) period with not less than 50% of the economics paid to the full underwriting or placement agent group for any two-handed subject transaction. In the event there are three or more underwriters or placement agents in a subject transaction, Chardan shall be entitled to receive as its compensation no less than thirty percent (30%) of the compensation payable to the full underwriting or placement agent group for that subject transaction.

On March 10, 2025 Chardan agreed to waive their Right of First Refusal for one time only in relation to certain financing to raise up to $250 million with Nomas Global Investments L.L.C. S.P.C and Al Noor Legal Consultants FZE as detailed in the MOU’s signed with both parties. In consideration of the waiver Diginex agrees to engage Chardan as a financial advisor and pay a fee equal to the greater of (a) $750,000 or (b) 1% of the gross proceeds from certain financing. The Chardan waiver agreement is attached hereto as Exhibit 4.17

Dominari and Revere

The Company granted Dominari Securities LLC and Revere Securities LLC (the “Underwriters”) the underwriters in its IPO, a right of first refusal (the “Right of First Refusal”), for a period of twelve (12) months from the Closing Date, which was January 23, 2025, to (a) act as lead or joint-lead manager for any underwritten public offering (b) act as lead or joint book-runner and/or lead or joint placement agent, initial purchaser in connection with any private offering of securities of the Company; and (c) act as financial advisor in connection with any sale or other transfer by the Company, directly or indirectly, of a majority or controlling portion of its capital stock or assets to another entity, any purchase or other transfer by another entity, directly or indirectly, of a majority or controlling portion of the capital stock or assets of the Company, and any merger or consolidation of the Company with another entity. The Underwriters shall notify the Company of its intention to exercise the Right of First Refusal within fifteen (15) Business Days following notice in writing by the Company. If the Underwriters decline to exercise the Right of First Refusal, the Company shall have the right to retain any other person or persons to provide such services on terms and conditions which are not more favorable to such other person or persons than the terms declined by the Underwriters.

On March 7, 2025 the Underwriters agreed to waive their Right of First Refusal for one time only in relation to certain financing to raise up to $250 million with Nomas Global Investments L.L.C. S.P.C and Al Noor Legal Consultants FZE as detailed in the MOU’s signed with both parties. In consideration of the waiver Diginex agrees to pay the Underwriters an aggregate amount of $400,000 within 3 business days of the full gross proceeds of the certain financing. The Dominari, Revere waiver agreement is attached hereto as Exhibit 4.18

Potential UAE Expansion

On March 17, 2025, Diginex Limited (“Diginex” or the “Company”) signed a binding memorandum of understanding with His Highness, Shaikh Mohammed Bin Sultan Bin Hamdan Al Nahyan of Abu Dhabi’s Royal family, via Nomas Global Investments-L.L.C-S.P.C. (“Nomas”), a limited liability company - sole proprietorship company, a solely owned SPV of His Highness, and incorporated under the laws of the Government of Abu Dhabi, with its registered office at Office No 301, 3rd Floor, Sea Tower, Corniche Street, Abu Dhabi, United Arab Emirates (“UAE”) (the “Nomas MOU”) and a binding memorandum of understanding with Al Noor Legal Consultants FZE (“Al Noor”), a Limited Liability Company incorporated under the laws of the Government of Sharjah, with its registered office at Business Centre, Sharjah Publishing City Free Zone, Sharjah, UAE (the “Al Noor MOU” and together with the Nomas MOU the “MOUs”) to pursue a broad strategic relationship to facilitate Diginex with its planned expansion in the UAE and the broader Gulf Cooperation Council region (“GCC”), which includes assisting the Company with a dual listing of the Company’s ordinary shares on the Abu Dhabi Securities Exchange (“ADX”) and a potential capital raise of up to USD$250 million focused on large institutional investors based in the GCC. Any securities offered in a private capital raise will not be under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Pursuant to the Nomas MOU, Diginex has agreed to Nomas fixed non-refundable fees in an aggregate amount of $800,000, with the initial deferred fund raising payment of $400,000 paid upon signing of the Nomas MOU and the balance of the Nomas MOU fees payable in equal installments upon the occurrence of three defined milestones. The Nomas MOU also provides that Diginex shall pay Nomas success fees upon Diginex achieving certain capital raise targets and the successful listing of Diginex’s securities on the ADX. Pursuant to the Al Noor MOU, Diginex has agreed to Al Noor fees in an aggregate amount of $650,000, with the initial payment of $250,000 paid upon signing of the Al Noor MOU, an additional amount of $150,000 payable on April 15, 2025 and the balance of the Al Noor MOU fees in equal installments upon the occurrence of three defined milestones. The Al Noor MOU also provides that Diginex shall pay Al Noor success fees upon Diginex achieving certain capital raise targets and the successful listing Diginex’s securities on the ADX. A copy of the Nomas MOU is attached hereto as Exhibit 4.10 and the Al Noor MOU is attached hereto as Exhibit 4.11.

FTI

On July 2, 2025, Diginex entered into an engagement letter for FTI Consulting LLP to undertake due diligence on Resulticks Group Companies Pte Limited. It is estimated that the due diligence fee would be in the region of $0.9 million. FTI engagement letter is attached hereto as Exhibit 4.20.

Transaction MOU’s

Matter DK ApS Transaction

On May 23, 2025, Diginex signed a memorandum of understanding (the “Matter MOU”) to acquire Matter DK ApS (“Matter”) in an all share acquisition. Matter is an innovative ESG data company focused on delivering sustainability data and analytics solutions to the investment industry and helping financial institutions understand and communicate the sustainability of investments. Matter is based in Copenhagen, Denmark, and their largest shareholder is NASDAQ, followed by the founding management team who will remain with the business following the closing of the acquisition pursuant to multi-year employment agreements. The Matter MOU values the equity of Matter at $13 million which will be paid through the issuance of Diginex ordinary shares valued at the 60-trading day trailing VWAP (volume weighted average price) as of May 23, 2025, and such shares issued to Matter will subject to an 18-month lock-up period. A copy of the Matter MOU is attached hereto as Exhibit 4.12. Diginex aims to enhance its portfolio by integrating Matter’s advanced ESG data analytics, benchmarking and reporting capabilities. We expect the acquisition will enable Diginex to offer more comprehensive ESG solutions to organizations worldwide, helping them navigate the complexities of sustainability and meet evolving regulatory and stakeholder expectations for ESG reporting.

Also on May 23, 2025, Diginex entered into a loan agreement with Matter (the “Matter Loan Agreement”), pursuant to which Diginex agreed to loan Matter EUR 250,000, as follows: (1) EUR 150,000 within 3 business days of the signing of the Matter MOU, (2) EUR 50,000 within 30 days following the signing of the Matter MOU, and (3) EUR 50,000 within 60 days following the signing of the Matter MOU. The loan principal shall accrue interest at a rate of 5% per annum. Matter shall repay all amounts outstanding under the Matter Loan Agreement together with all accrued interest only if the Diginex fails to acquire 100% of the share capital of Matter under permitted reasons set forth in the Matter MOU. Repayment will be due 60 days after notification from Diginex that they will not proceed with the acquisition of Matter. A copy of the Matter Loan Agreement is attached hereto as Exhibit 4.14.

Resulticks Global Companies Pte. Limited Transaction

On June 5, 2025, Diginex signed a memorandum of understanding (the “Resulticks MOU”) for an acquisition of Resulticks Global Companies Pte. Limited (“Resulticks) for shares and cash. Resulticks is a globally recognized leader in real-time, AI-driven customer engagement and data management solutions. Diginex believes the acquisition of Resulticks will significantly enhance Diginex’s capabilities in advanced data management and artificial intelligence, further solidifying its position as a pioneer in data-driven client solutions.

The Resulticks MOU values Resulticks at $2 billion which will be paid by Diginex in three tranches: (1) $1.4 billion in Diginex ordinary shares valued at $72 per share and subject to a 12-18 month lock-up, which ordinary shares will be issued at closing of the transaction; (2) $100 million in cash that is payable by Diginex within 90 business days of the closing of the transaction; and (3) an earnout of up to $500 million payable in Diginex ordinary shares valued at $72 per share and paid in 3 independent tranches subject to Resulticks attaining at least 75% of the below audited EBITDA threshold figures:

	Earnout Amount	Accounting Period	EBITDA Threshold*
a.	$166,666,666	Fiscal Year 2026	$100,000,000
b.	$166,666,667	Fiscal Year 2027	$200,000,000
c.	$166,666,667	Fiscal Year 2028	$325,000,000

* Resulticks shall receive a pro rated portion of the Earnout Amount provided Resulticks achieves between 75% and 100% of the EBITDA Threshold.

Resulticks, headquartered in Singapore with operations across the United States, India, Singapore, and the Middle East, is renowned for its omnichannel client engagement automation platform. The platform leverages AI and big data analytics to deliver personalized customer experiences, enabling businesses to orchestrate seamless engagement across digital and physical touchpoints. We believe that by integrating Resulticks’ cutting-edge technology, Diginex will enhance its ability to provide comprehensive data-driven sustainability solutions, thereby empowering organizations to meet evolving regulatory requirements and stakeholder expectations with greater precision and efficiency. A copy of the Resulticks MOU is attached hereto as Exhibit 4.13.

Funding Agreement

Resulticks Agreement

On June 23, 2025, Diginex entered into agreement with Resulticks (“Resulticks Agreement”). Under the terms of this agreement, the Group has agreed to provide Resulticks with funding of up to $11,000,000, to be disbursed in tranches as mutually agreed between the parties. The funding is intended to be completed by July 11, 2025 and will be offset against the proposed $200 million post-acquisition funding, if the acquisition proceeds.

In the event that (a) the parties mutually determine not to proceed with the acquisition, or (b) the parties fail to enter into a definitive agreement by July 28, 2025 (or such later date as may be mutually agreed) (each a “Deal Failure”), any amounts disbursed under the funding arrangement will become repayable within 45 calendar days of a Deal Failure and will accrue interest at a rate of 10% per annum, effective from the date of initial disbursement until repayment. Furthermore, the agreement provides that if Resulticks raises capital or draws down from a debt facility prior to the acquisition or a Deal Failure, the proceeds from such funding must be applied to repay any amounts disbursed by Diginex under the funding arrangement. A copy of the Resulticks Agreement is attached hereto as Exhibit 4.15

Commercial Agreements

HSBC

On July 2022, DSL and HSBC Global Services (UK) Limited entered into an agreement whereby HSBC would refer clients to diginexESG and in return Diginex would apply a 20% discount to the subscription price for clients referred by HSBC. This agreement covered HSBC clients in the United Kingdom and Hong Kong. In September 2024, this agreement was extended to December 31, 2027 on the same terms.

On November 2024, DSL and HSBC Technology & Services (USA) Inc. entered into an agreement whereby HSBC would refer clients to diginexESG and in return Diginex would apply a 50% discount to the subscription price for clients referred by HSBC. This agreement covered HSBC clients in the USA. The agreement is effective from January 1, 2025 to December 31, 2027. Copies of the HSBC Agreements are attached hereto as Exhibit 4.16.

Aikya Business Solutions Private Limited

On March 17, 2025, Diginex entered into a strategic relationship agreement (the “Aikya Agreement”) with Aikya Business Solution Private Limited (“Aikya”), a leading AI and big data technology company with around 2.5 million users. Pursuant to the Aikya Agreement, Aikya agrees to launch Diginex’s award-winning ESG reporting platform, diginexESG, in Malaysia with an upfront license fee tranche. This collaboration aims to empower Malaysian businesses to enhance ESG transparency, streamline compliance, and drive sustainable finance initiatives in alignment with Malaysia’s sustainability goals. A copy of the Licensed Software Agreement and the Maintenance and Services Agreement between the Company and Aikya are attached hereto as Exhibit 4.19.

D.	Exchange Controls and Other Limitations Affecting Security Holders

Under the laws of the Cayman Islands, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our ordinary shares.

E.	Taxation

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Ordinary Shares. This summary applies only to U.S. Holders that hold our Ordinary Shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. tax laws in effect as of the date of this Annual Report on Form 20-F, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this Annual Report on Form 20-F, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the Internal Revenue Service (“IRS”) with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position.

This summary does not address the Medicare tax on certain investment income, U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	financial institutions or financial services entities;

●	underwriters;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	grantor trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	governments or agencies or instrumentalities thereof;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar;

●	passive foreign investment companies;

●	controlled foreign corporations;

●	persons that actually or constructively own 5% or more of the total combined voting power of all classes of our voting stock;

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Ordinary Shares through such entities

●	the Company’s officers or directors; or

●	holders who are not U.S. Holders.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

Persons considering an investment in our Ordinary Shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of our Ordinary Shares including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Taxation of Dividends and Other Distributions on Our Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. Holder generally will be required to include in gross income, in accordance with such U.S. Holder’s method of accounting for United States federal income tax purposes, as dividends the amount of any distribution paid on the Ordinary Shares to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). Such dividends paid by us will be taxable to a corporate U.S. Holder as dividend income and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower capital gains rate, provided that our Ordinary Shares are readily tradable on an established securities market in the United States and the U.S. Holder satisfies certain holding periods and other requirements. In this regard, shares generally are considered to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as our Ordinary Shares are currently listed on.

Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its Ordinary Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Ordinary Shares. In the event that we do not maintain calculations of our earnings and profits under United States federal income tax principles, a U.S. Holder should expect that all cash distributions will be reported as dividends for United States federal income tax purposes. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to our Ordinary Shares.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale or Other Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Ordinary Shares. Any capital gain or loss will be long term if the Ordinary Shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

No assurance can be given as to whether we may be or may become a PFIC, as this is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in the IPO. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our Ordinary Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Ordinary Shares even if we cease to be a PFIC in subsequent years, unless certain elections are made. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition of Ordinary Shares. Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our Ordinary Shares qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Ordinary Shares over the fair market value of such Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our Ordinary Shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our Ordinary Shares.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR ORDINARY SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

Cayman Islands Tax Considerations

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not a party to any double tax treaties that are applicable to any payments made to or by our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the Ordinary Shares, nor will gains derived from the disposal of the Ordinary Shares be subject to Cayman Islands income or corporation tax.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (As Revised) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. The Company is required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

I.	Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Risk management overview

Diginex has exposure to market risk (including currency risk and interest rate risk), credit risk, liquidity risk and capital risk. The Group’s exposure to each of these risks, and its objectives, policies and processes for measuring and managing risk are more fully described in the notes to its consolidated financial statements appearing elsewhere in this annual report.

Market Risk

(i)	Currency Risk

Diginex’s reporting currency is the US dollar, almost all of its sales are denominated in US dollars with expenses being primarily denominated in either US or Hong Kong dollars. The Hong Kong dollar is pegged to the US dollar hence reducing the exposure to currency risk. However, Diginex does have an increasing exposure to other currencies such as the British Pound and monitors such positions and will consider hedging significant exposures to manage such risk. Diginex does not have a formal policy to hedge its exposure to foreign exchange risk.

(ii)	Interest Rate Risk

Diginex has a minimal interest rate risk as there are no borrowings at variable interest rates.

Credit risk

Diginex has exposure to credit risk arising from deposits with banks as well as trade receivables.

Financial assets are potentially subject to concentrations of credit risk and failures by counterparties to discharge their obligations in full or in a timely manner. These arise principally from cash and cash equivalents, receivables and other financial assets. The maximum exposure to credit risk is the total of the fair value of the financial assets at the end of the reporting year. Credit risk on cash balances with banks and any other financial instruments is limited because the counter-parties are banks with acceptable credit ratings.

Liquidity and Capital risk

Diginex is exposed to liquidity risk, which is the risk that it will be unable to provide sufficient capital resources and liquidity to meet its commitments and business needs. Diginex has historically managed its liquidity risk via equity raises, the issuance of convertible debt instruments, shareholder loans and more recently the completion of an IPO. Diginex monitors its liquidity risk closely.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not required

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not required

ITEM 15. CONTROLS AND PROCEDURES

Not required

ITEM 16. [RESERVED]

Not required

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not required

ITEM 16B. CODE OF ETHICS

Diginex has a Code of Business Conduct Ex 99.1

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, UHY LLP.

	Year Ended March 31,
Services	2025	2024
	US$	US$
Audit Fees(1)	366,572	529,871

Note:

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by the independent registered public accounting firms for the audit of the annual financial statements and the review of the interim financial information, included in our Form 20-F, registration statements and other required filings with the SEC.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services and tax services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

There have been no exemptions from listing standards required to be disclosed in response to this Item.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None

ITEM 16G. CORPORATE GOVERNANCE

Diginex Limited

Diginex Limited was incorporated as an exempted company with limited liability under the Companies Act on January 26, 2024. A Cayman Islands exempted company:

●	is a company that conducts its business mainly outside the Cayman Islands;

●	is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

●	does not have to hold an annual general meeting;

●	does not have to make its register of members open to inspection by shareholders of that company;

●	may obtain an undertaking against the imposition of any future taxation;

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as an exempted limited duration company; and

●	may register as a segregated portfolio company.

Foreign Private Issuer Status

Diginex Limited is a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (which we refer to as the Exchange Act). The Company is a foreign private issuer as less than 50% of the outstanding voting shares will be held by US residents. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;
●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;
●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;
●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;
●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and
●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Under Nasdaq Listing Rule 5615(a)(3)(A), a foreign private issuer may, in general, follow its home country corporate governance practices in lieu of some of the Nasdaq corporate governance requirements, set forth in the Nasdaq Marketplace Rule 5600 Series (with certain exceptions not relevant here). Diginex Limited has elected to be exempt from the requirement: (i) in Nasdaq Marketplace Rule 5635(a) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding at a price less than the lower of: (a) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (b) the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement; (ii) in Nasdaq Marketplace Rule 5620(c) requiring a Nasdaq-listing company to provide in its by-laws for a quorum of at least 33 1/3 percent of the outstanding shares of the Company’s common voting stock; (iii) in Nasdaq marketplace Rule 5605(b)(2) requiring a Nasdaq-listing company to have regularly scheduled meetings at which only independent directors are present; and (iv) in Nasdaq marketplace Rule 5635(c) requires a Nasdaq-listed company to obtain shareholder approval for the establishment of or material amendments to equity compensation plans.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (or JOBS Act), and we are eligible to take advantage of certain exemptions from various reporting and financial disclosure requirements that are applicable to other public companies, that are not emerging growth companies, including, but not limited to, (1) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), (2) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and (3) exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We intend to take advantage of these exemptions, and investors might find investing in our Ordinary Shares less attractive.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (which we refer to as the Securities Act), for complying with new or revised accounting standards. As a result, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies, and we intend to take advantage of this extended transaction period.

We could remain an emerging growth company for up to five years, or until the earliest of (1) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion, (2) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months, or (3) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

The Company has adopted an Insider Trading Policy governing the purchase, sale and other dispositions of the Company’s securities by directors, senior management and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and all applicable listing standards. A copy of the policy is filed as Exhibit 11.2 hereto.

ITEM 16K. CYBERSECURITY

Although we are unable to eliminate all risks associated with cybersecurity threats and we cannot provide full assurance that our cybersecurity risk management processes will be fully complied with or effective, we have adopted policies and procedures that are designed to facilitate the identification, assessment, and management of those risks, including any such risks that have the potential to be material.

Risk management and strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information. Our cybersecurity risk management program is aligned to the Company’s business strategy and shares common methodologies, reporting channels and governance processes that apply to other areas of enterprise risk, including legal, compliance, strategic, operational, and financial risk. Key elements of our cybersecurity risk management program include:

●	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise information technology environment;

●	the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls;

●	training and awareness programs for team members that include periodic and ongoing assessments to drive adoption and awareness of cybersecurity processes and controls;

●	a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and a third-party risk management process for service providers, suppliers, and vendors.

In the last three fiscal years, the Company has not experienced any material cybersecurity incidents, and expenses incurred from cybersecurity incidents were immaterial.

Governance

As part of our overall enterprise risk management program, we prioritize the identification and management of cybersecurity risk at several levels. Our Board of Directors has overall oversight responsibility for our risk management, and delegates cybersecurity risk management oversight to the Audit Committee, which is responsible for ensuring that management has processes in place designed to identify and evaluate cybersecurity risks and implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents.

Management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements Diginex Limited are included as the “F” pages to this Annual Report.

All financial statements in this Annual Report, unless otherwise stated, are presented in accordance with IFRS.

ITEM 19. EXHIBITS

Exhibit Number	Exhibit Title
1.1	Diginex Limited Amended and Restated Memorandum and Articles of Association
2.1	Specimen Share Certificate for Ordinary Shares
2.2	Specimen Share Certificate for Preferred Shares
2.3	Diginex Limited IPO Warrant Agreements 25% Premium
2.4	Diginex Limited IPO Warrant Agreements 50% Premium
2.5	Diginex Limited IPO Warrant Agreements 75% Premium
2.6	Diginex Limited IPO Warrant Agreements 100% Premium
2.7	Diginex Limited IPO Warrant Agreements 150% Premium
2.8	Diginex Limited IPO Warrant Agreements 200% Premium
2.9	Diginex Limited Warrant Agreement, dated July 15, 2024, to Rhino Ventures Limited
4.1	Share Exchange Agreement, dated July 15, 2024, by and between Diginex Limited and the equity holders of Diginex Solutions (HK) Limited
4.2	Convertible Note, dated July 15, 2024, between Diginex Limited and HBM IV, Inc.
4.3	Convertible Note, dated July 15, 2024, between Diginex Limited and Nalimz Holdings Limited
4.4	Convertible Note, dated July 15, 2024, between Diginex Limited and Working Capital Innovation Fund II, L.P.
4.5	Convertible Note, dated July 15, 2024, between Diginex Limited and Rhino Ventures Limited
4.6	Convertible Note, dated July 15, 2024, between Diginex Limited and Hafnia SG Pte Ltd.
4.7	Convertible Loan Agreement dated September 30, 2024, between Diginex Limited, Diginex Solutions (HK) Limited and Rhino Ventures Limited
4.8	Loan Conversion Agreement, dated January 6, 2025, between Diginex Limited, Diginex Solutions (HK) Limited and Rhino Ventures Limited
4.9	Diginex Limited Amended and Restated 2024 Omnibus Incentive Plan
4.10	Memorandum of Understanding, dated March 17, 2025 between Diginex Limited and Nomas Global Investments-L.L.C-S.P.C.
4.11	Memorandum of Understanding, dated March 17, 2025 between Diginex Limited and Al Noor Legal Consultants FZE
4.12	Matter MOU dated May 23, 2025
4.13	Resulticks MOU dated May 5, 2025
4.14	Matter Loan Agreement dated May 23, 2025
4.15	Resulticks Agreement dated June 23, 2025
4.16	HSBC Agreements
4.17	Chardan Waiver Agreement dated March 10, 2025
4.18	Dominari, Revere Waiver Agreement dated March 7, 2025
4.19	Licensed Software Agreement, March 17, 2025, between Diginex Solutions (HK) Ltd. and Aikya Business Solutions Private Limited and Maintenance and Service Agreement, March 17, 2025, between Diginex Solutions (HK) Ltd. and Aikya Business Solutions Private Limited.
4.20	FTI engagement letter dated June 17 2025
8.1	List of Subsidiaries
11.1	Form of Code of Business Conduct
11.2	Insider Trading Policy
12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes Oxley Act of 2022.
12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes Oxley Act of 2022.
13.1	Certification of the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350 As Adopted Pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
13.2	Certification of the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350 As Adopted Pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies it meets all of the requirements for filing its Annual Report on Form 20-F and that it has duly cause and authorized the undersigned to sign this annual report on its behalf.

Diginex Limited

/s/ Mark Blick
Name:	Mark Blick
Title:	Chief Executive Officer

DIGINEX LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

31 March 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Diginex Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated financial statements of Diginex Limited (the “Company”), which comprise the consolidated statements of financial position as of March 31, 2025 and 2024, and the related consolidated statements of profit or loss and other comprehensive loss, changes in equity, and cash flows for the years then ended, and the related notes to the financial statements. In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Diginex Limited as of March 31, 2025 and 2024, and the results of their operations and their cash flows for the years then ended in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2023.

/s/ UHY LLP

New York, New York

July 11, 2025

DIGINEX LIMITED

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS

For the years ended 31 March 2023, 2024 and 2025

		Year ended	Year ended	Year ended
	Notes	31 March 2025	31 March 2024	31 March 2023
		USD	USD	USD
Revenue	5	2,040,602	1,299,538	1,625,763
General and administrative expenses	6	(10,344,514)	(9,363,345)	(8,900,491)
OPERATING LOSS		(8,303,912)	(8,063,807)	(7,274,728)
Other income, gains or (losses)	7	3,501,200	3,753,988	(1,762,410)
Finance cost, net	8	(410,167)	(552,651)	(220,460)
LOSS BEFORE TAX		(5,212,879)	(4,862,470)	(9,257,598)
Income tax expense	9	-	(8,917)	-
LOSS FOR THE YEAR		(5,212,879)	(4,871,387)	(9,257,598)
OTHER COMPREHENSIVE INCOME (LOSS)
Items that may be reclassified subsequently to profit or loss:
Exchange gain (loss) on translation of foreign operations		30	(7,684)	1,680
TOTAL COMPREHENSIVE LOSS FOR THE YEAR		(5,212,849)	(4,879,071)	(9,255,918)

LOSS PER SHARE ATTRIBUTABLE TO THE ORDINARY EQUITY HOLDERS OF THE COMPANY
Basic loss per share	10	(0.33)	(0.51)	(0.97)

Diluted loss per share	10	(0.53)	(0.75)	(0.97)

The above consolidated statements of profit or loss and other comprehensive loss should be read in conjunction with the accompanying notes.

DIGINEX LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

At 31 March 2024 and 2025

	Notes	At 31 March 2025	At 31 March 2024
		USD	USD
ASSETS
Right-of-use assets	11	225,672	357,202
Rental deposit	13	45,463	35,431
Plant and equipment	12	-	-
Total non-current assets		271,135	392,633
Trade receivables, net	13	1,394,545	182,334
Contract assets	13	750	69,354
Other receivables, deposit and prepayment	13	1,066,191	253,476
Restricted bank balance	27	399,400	-
Cash and cash equivalents		3,111,141	76,620
Total current assets		5,972,027	581,784
LIABILITIES
Trade payables	14	(200,660)	(788,798)
Other payables and accruals	14	(706,874)	(596,870)
Tax payables	9	-	(8,917)
Deferred revenues	15	(505,424)	(322,826)
Due to a related company	16	(34,579)	(34,579)
Due to immediate holding company	16	-	(5,345,929)
Loans from immediate holding company	16	-	(1,930,993)
Loan from a related company	16	-	(1,140,931)
Lease liabilities, current	19	(126,808)	(122,076)
Convertible loan notes, current	18	-	(3,975,534)
Total current liabilities		(1,574,345)	(14,267,453)
Lease liabilities, net of current portion	19	(110,867)	(243,280)
Preferred shares	17	-	(9,359,000)
Convertible loan notes, net of current portion	18	-	(114,808)
Total non-current liabilities		(110,867)	(9,717,088)
Net current assets (liabilities)		4,397,682	(13,685,669)
Net assets (liabilities)		4,557,950	(23,010,124)
EQUITY (DEFICIT)
Share Capital	20	1,150	477
Share Premium	20	25,689,436	-
Capital reserve	20, 21	5,126,150	3,752,192
Warrant reserve	20, 21	79,263,200	-
Exchange reserve	21	(1,651)	(1,681)
Share option reserve	21	1,076,345	2,409,689
Accumulated losses	21	(106,596,680)	(29,170,801)
Total equity (deficit)		4,557,950	(23,010,124)

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

DIGINEX LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

For the year ended 31 March 2023, 2024 and 2025

							Share
	Share	capital	Share	Capital	Warrant	Exchange	option	Accumulated
	Shares	Amount	premium	reserve	reserve	reserve	reserve	losses	Total
		USD	USD	USD	USD	USD	USD	USD	USD
Balance at 1 April 2022 – pre-recapitalizaion	11,582	3,725,301	-	-	-	4,323	499,808	(15,041,816)	(10,812,384)
Loss for the year	-	-	-	-	-	-	-	(9,257,598)	(9,257,598)
Exchange gain on translation of foreign operations	-	-	-	-	-	1,680	-	-	1,680
Total comprehensive loss for the year	-	-	-	-	-	1,680	-	(9,257,598)	(9,255,918)
Share option awards	-	-	-	-	-	-	584,462	-	584,462
Balance at 31 March 2023 – pre-recapitalization	11,582	3,725,301	-	-	-	6,003	1,084,270	(24,299,414)	(19,483,840)
Recapitalization of DSL (as defined in note 1.1)	4,737,038	(3,724,826)	-	3,724,826	-	-	-	-	-
Sub-total	4,748,620	475	-	3,724,826	-	6,003	1,084,270	(24,299,414)	(19,483,840)
Share Subdivision (as defined in note 1.1)	4,748,620	-	-	-	-	-	-	-	-
Balance at 31 March 2023 – recapitalized	9,497,240	475	-	3,724,826	-	6,003	1,084,270	(24,299,414)	(19,483,840)

Balance at 1 April 2023 – pre-recapitalization	11,582	3,725,301	-	-	-	6,003	1,084,270	(24,299,414)	(19,483,840)
Loss for the year	-	-	-	-	-	-	-	(4,871,387)	(4,871,387)
Exchange loss on translation of foreign operations	-	-	-	-	-	(7,684)	-	-	(7,684)
Total comprehensive loss for the year	-	-	-	-	-	(7,684)	-	(4,871,387)	(4,879,071)
Exercise of share option awards	44	27,368	-	-	-	-	(27,368)	-	-
Share option awards	-	-	-	-	-	-	1,352,787	-	1,352,787
Balance at 31 March 2024 – pre-capitalization	11,626	3,752,669	-	-	-	(1,681)	2,409,689	(29,170,801)	(23,010,124)
Recapitalization of DSL	4,755,034	(3,752,192)	-	3,752,192	-	-	-	-	-
Sub-total	4,766,660	477	-	3,752,192	-	(1,681)	2,409,689	(29,170,801)	(23,010,124)
Founding share of the Company	1	-	-	-	-	-	-	-	-
Sub-total	4,766,661	477	-	3,752,192	-	(1,681)	2,409,689	(29,170,801)	(23,010,124)
Share Subdivision	4,766,661	-	-	-	-	-	-	-	-
Balance at 31 March 2024 – recapitalized	9,533,322	477	-	3,752,192	-	(1,681)	2,409,689	(29,170,801)	(23,010,124)

							Share
	Share	capital	Share	Capital	Warrant	Exchange	option	Accumulated
	Shares	Amount	premium	reserve	reserve	reserve	reserve	losses	Total
		USD	USD	USD	USD	USD	USD	USD	USD
Balance at 1 April 2024 - pre-recapitalization	11,626	3,752,669	-	-	-	(1,681)	2,409,689	(29,170,801)	(23,010,124)
Exercise of share option awards (pre-recapitalization)	44	27,368	-	-	-	-	(27,368)	-	-
Capital Raise (as defined in note 1.2)	5,086	1,346,800	-	-	6,653,200	-	-	-	8,000,000
Pre-recapitalized balance	16,756	5,126,837	-	-	6,653,200	(1,681)	2,382,321	(29,170,801)	(15,010,124)
Recapitalization of DSL	6,853,204	(5,126,150)	-	5,126,150	-	-	-	-	-
Sub-total	6,869,960	687	-	5,126,150	6,653,200	(1,681)	2,382,321	(29,170,801)	(15,010,124)
Founding share of the Company	1	-	-	-	-	-	-	-	-
Sub-total	6,869,961	687	-	5,126,150	6,653,200	(1,681)	2,382,321	(29,170,801)	(15,010,124)
Share Subdivision	6,869,961	-	-	-	-	-	-	-	-
Recapitalized balance	13,739,922	687	-	5,126,150	6,653,200	(1,681)	2,382,321	(29,170,801)	(15,010,124)
Loss for the year	-	-	-	-	-	-	-	(5,212,879)	(5,212,879)
Exchange gain on translation of foreign operations	-	-	-	-	-	30	-	-	30
Total comprehensive loss for the year	-	-	-	-	-	30	-	(5,212,879)	(5,212,849)
Exercise of share option awards (post-recapitalization)	1,003,680	50	1,768,661	-	-	-	(1,768,661)	-	50
Forfeiture of share option	-	-	-	-	-	-	(397,000)	397,000	-
Share option awards	-	-	-	-	-	-	859,685	-	859,685
Conversion of Preferred Shares	2,583,820	129	5,610,871	-	-	-	-	-	5,611,000
Conversion of convertible loan notes	2,347,134	117	6,133,664	-	-	-	-	-	6,133,781
Capitalization of loan from immediate holding company	731,707	37	2,999,963	-	-	-	-	-	3,000,000
Initial public offering and exercise of overallotment options	2,587,500	130	9,176,277	-	-	-	-	-	9,176,407
Issuance of IPO Warrants (as defined in note 1.2)	-	-	-	-	72,610,000	-	-	(72,610,000)	-
Balance at 31 March 2025	22,993,763	1,150	25,689,436	5,126,150	79,263,200	(1,651)	1,076,345	(106,596,680)	4,557,950

The above consolidated statements of changes in equity (deficit) should be read in conjunction with the accompanying notes.

DIGINEX LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended 31 March 2023, 2024 and 2025

	Year ended	Year ended	Year ended
	31 March 2025	31 March 2024	31 March 2023
	USD	USD	USD
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before taxation	(5,212,879)	(4,862,470)	(9,257,598)
Adjustments for:
Amortization - right-of-use assets	125,575	99,580	-
Depreciation - property, plant and equipment	-	3,696	1,007
Impairment losses (reversed) recognized in respect of trade receivables	(2,844)	(400)	5,025
Bad debt written off	12,064	21,522	14,752
Write-off of due from related company	-	81,347	-
Finance costs	410,167	552,651	220,460
Share option awards	859,685	1,352,835	587,821
Share-based payments expenses on anti-dilution issuance of preferred shares	369,648	-	-
IPO expenses charged to P&L	1,659,081	-	-
Net fair value loss of convertible loan notes	639,000	374,000	19,000
Net fair value (loss) gain of preferred shares	(4,117,648)	(4,101,000)	1,841,000
Operating cash flows before movements in working capital	(5,258,151)	(6,478,239)	(6,568,533)
Movements in working capital
Trade receivables	(1,221,431)	86,332	(43,719)
Other receivables, deposit and prepayment	(955,348)	(210,936)	132,684
Contract assets	68,604	(42,365)	42,158
Due from a related company	-	(39,815)	(41,532)
Trade and other payables	(478,610)	841,155	(131,331)
Deferred revenue	182,598	(12,840)	18,955
Cash generated from operations	(7,662,338)	(5,856,708)	(6,591,318)
Income tax paid	(8,917)	-	-
Net cash used in operating activities	(7,671,255)	(5,856,708)	(6,591,318)
CASH FLOWS FROM INVESTING ACTIVITIES
Payment to rental deposit	(10,032)	-	-
Cash used in investing activities	(10,032)	-	-
CASH FLOWS FROM FINANCING ACTIVITIES
Issue of shares under global offerings	10,608,750	-	-
Payment of transaction costs of issue of new shares	(2,948,791)	-	-
Loans from immediate holding company	3,410,461	564,483	2,250,000
Advances from immediate holding company	713,719	5,345,423	600,000
Proceeds from shares issued	50	-	-
Proceeds from issuance of convertible loan notes	-	100,000	3,250,000
Loan from a related company	-	-	1,000,000
Repayment of due to immediate holding company	-	-	(600,000)
Repayment of lease liabilities	(138,962)	(109,754)	-
Placement of restricted bank balance	(399,400)	-	-
Repayment of loan from immediate holding company	(530,019)	(1,150,000)	-
Net cash generated from financing activities	10,715,808	4,750,152	6,500,000
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,034,521	(1,106,556)	(91,318)
Cash and cash equivalents at the beginning of the year	76,620	1,183,176	1,274,494
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	3,111,141	76,620	1,183,176

Except as disclosed below, there were no other material non-cash investing and financing activities during the year end 31 March 2023, 2024 and 2025:

For the year ended March 31, 2025

●

On May 27, 2024, Diginex Solutions (HK) Limited (“DSL”) and its subsidiaries (collectively, “DSL Group”) completed an $8 million capital raise with the Rhino Ventures (the “Capital Raise”), which was settled by offsetting $6,059,142 of amount due to Rhino Ventures and converting $1,940,858 of loans from Rhino Ventures. Private Warrants were also issued along with ordinary shares on the completion of the capital raise. Details of the Private Warrants are set out in note 21.2 to these consolidated financial statements. The Capital Raise triggered an anti-dilution clause in the Articles of Association of DSL and resulted in 151 Series A Preferred Shares of DSL being issued to Series A Preferred Shareholder with $Nil consideration.

●

In July 2024, $1,000,000 loan due from DSL to a related company, Diginex (Holdings) Limited, a company controlled by Rhino Ventures Limited, was converted into convertible loan notes with aggregate principal amount of $1,000,000, of which Rhino Ventures Limited holds $517,535 of the principal amount and Working Capital Innovation Fund II L.P. holds $482,465 of the principal amount.

●

On December 20, 2024, the Company declared the registration Form F1 effective. This resulted in outstanding preferred shares converting into 2,583,820 ordinary shares on a 1:1 basis. All the outstanding convertible loan notes with an aggregate face value of $4,350,000 and accrued interest of $751,781, totaling $5,101,781, also converted into ordinary shares at a conversion price of $2.17 resulting in the issuance of 2,347,134 ordinary shares.

●

On January 21, 2025, pursuant to a triparty loan agreement was entered into between the Company, DSL and Rhino Ventures dated September 30, 2024, the outstanding principal and accrued interest amounted to $3,530,019, of which $3,000,000 of loan from Rhino Ventures was capitalized through the issuance of 731,707 ordinary shares of the Company and $530,019 was settled in cash.

●	On January 23, 2025, the Company issued Rhino Ventures the IPO Warrants in connection with the IPO. Details of the IPO Warrants are set out in note 21.2 to these consolidated financial statements

For the year ended March 31, 2024

●	During the year ended 31 March 2024, the Group entered into a new lease agreement for the use of office space that expires on 1 July 2027. On the lease commencement, the Group recognized right-of-use assets and lease liabilities of $482,619 and $482,619, respectively. The deposit for the lease of $34,579 was paid by a related company and was included in the due to a related company. An additional deposit payment was made in February 2024 of $852 by the Company to take the total deposit to $35,431. The quarterly rent was adjusted and increased to 32,091 Euros ($34,905) from February 2024 with a corresponding lease modification adjustment of $25,837 recognized.

●	In October 2023, the Company issued 44 shares (36,080 shares after the Transactions and Share Subdivision) to an employee via the exercising of vested employee share options.

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

DIGINEX LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 March 2025

1 COMPANY ORGANIZATION AND PRINCIPAL ACTIVITIES

Diginex Limited (the “Company”) was incorporated on 26 January 2024 as an exempted company in the Cayman Islands with limited liability with its registered office at the office of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9099, Cayman Islands and principal place of business at Smart-Space Fintech 2, Room 3, Units 401-404, Core C, Cyberport 3, 3 Cyberport Road, Telegraph Bay, Hong Kong. The Company is a listed company under the symbol “DGNX” since January 22, 2025 and are cross-listed on the Frankfurt Stock Exchange (Open Market) and the Tradegate Exchange under the symbol “I0Q” since February 20, 2025. Substantial shareholder of the Company is Rhino Ventures Limited (“Rhino Ventures”) which is a limited company incorporated in the British Virgin Islands.

The Company is an investment holding company and the principal activities of Diginex Solutions (HK) Limited (“DSL”) and its subsidiaries (collectively, “DSL Group”) are the provision of Environmental, Social and Governance (“ESG”) reporting solution services, advisory services and developing customization solutions. The Company and DSL Group are collectively referred to as the “Group”.

These consolidated financial statements are presented in US dollars (“USD”), which is the same as the functional currency of the Company.

These consolidated financial statements for the years ended 31 March 2023, 2024 and 2025 were authorized for issue by the Board of Directors on July 11, 2025. The Board of Directors has the power to amend the consolidated financial statements after issue.

1.1 Group reorganization

The Company was incorporated on 26 January 2024. On 15 July 2024, the Company completed a transaction pursuant to a share exchange agreement, whereby the then existing shareholders of DSL (the “Original Shareholders”) transferred all of their shares in DSL to the Company, in consideration for the Company’s issuance of substantially the same securities to the Original Shareholders in exchange for the securities of DSL held by them (the “Exchange”). Prior to the Exchange, there were 16,756 ordinary shares of DSL issued and outstanding, 3,151 series A preferred shares of DSL issued and outstanding and 10,172 warrants of DSL (“DSL Private Warrants) issued and outstanding. In the Exchange, each of the securities of DSL were exchanged for substantially the same securities of the Company at an exchange ratio of one (1) ordinary share of DSL for four hundred and ten (410) Ordinary Shares of the Company (“Ordinary Shares”), one (1) series A preferred share of DSL for four hundred and ten (410) Preferred Shares of the Company (“Preferred Shares”) and one (1) warrant of DSL for four hundred and ten (410) warrants of the Company (“Private Warrants”). Within these consolidated financial statements, the terms “Series A Preferred Shares” and “Preferred Shares” are used interchangeably.

In connection with the Exchange, the Company and security holders of DSL consummated the following transactions (the “Ancillary Transactions”):

(i)	the Company issued $4,350,000 new convertible loan notes to certain Original Shareholders in consideration for the cancellation of the then existing convertible loan notes issued by DSL and held by such Original Shareholders. The convertible loan notes automatically converted into Ordinary Shares upon the effectiveness of the Company’s registration statement on 20 December 2024;
(ii)	the Company granted certain share option awards under a new share option plan that was adopted by the Company to the holders of the unexercised share options granted by DSL (the “Original DSL Awards”), in consideration for the cancellation of the DSL Awards held by such holders. There was no automatic vesting of any unvested Awards upon completion of an initial public offering, the board of directors, at their discretion, do have the ability to accelerate vesting at any point; and
(iii)	the Company granted certain Private Warrants to purchase Ordinary Shares of the Company to the holders of the then existing DSL Private Warrants to purchase ordinary shares of DSL (the “Original Warrants”), in consideration for the cancellation of the DSL Private Warrants held by such holders.

Accordingly, upon consummation of the Exchange and the Ancillary Transactions (collectively the “Recapitalization”), DSL became a wholly owned subsidiary of the Company, and the Original Shareholders became shareholders of the Company. The remaining DSL security holders became security holders of the Company, in that they held the Company’s convertible loan notes, Awards and Private Warrants.

Following the Recapitalization, on July 26, 2024, the Company completed a share subdivision (the “Share Subdivision”) such that, the authorized share capital of the Company was changed from US$50,000 divided into 480,000,000 Ordinary shares of par value US$0.0001 each, 20,000,000 Preferred shares of par value US$0.0001 each to be US$50,000 divided into 960,000,000 Ordinary Shares of US$0.00005 par value each and 40,000,000 Preferred Shares, par value US$0.00005 per share.

Upon completion of the Recapitalization, the Company became the holding company of the companies now comprising the Group, where both the Company and DSL operated under the common control of Rhino Ventures. The Group comprising of the Company and its subsidiaries resulting from the Recapitalization is regarded as a continuing entity, accordingly, the consolidated financial statements for the year ended 31 March 2023, 2024 and 2025 have been prepared as if the Company had always been the holding company of the Group with the reserves being retrospectively adjusted to reflect the Recapitalization.

1.2 Summary of significant transactions

The Group incurred the following transactions that significantly affect the financial position and performance of the Group:

●

On May 27, 2024, DSL completed an $8,000,000 capital raise with the Rhino Ventures (the “Capital Raise”) and DSL allotted 5,086 ordinary shares and 10,172 warrants to Rhino Ventures. The Capital Raise was settled by capitalizing $6,059,142 of amount due to Rhino Ventures and $1,940,858 of loans from Rhino Ventures. The Capital Raise triggered an anti-dilution clause in the Articles of Association of DSL and resulted in 151 series A preferred shares of DSL being issued to the existing series A preferred shareholder with $Nil consideration.

●

On December 20, 2024, the Company’s registration statement Form F-1 was declared effective by the SEC. This resulted in outstanding Preferred Shares converting into 2,583,820 Ordinary Shares on a 1:1 basis. All the outstanding convertible loan notes with an aggregate face value of $4,350,000 and accrued interest of $751,781, totaling $5,101,781, also converted into Ordinary Shares at a conversion price of $2.17 resulting in the issuance of 2,347,134 Ordinary Shares.

●

On January 21, 2025, pursuant to a triparty loan agreement entered into between the Company, DSL and Rhino Ventures dated September 30, 2024, the outstanding principal and accrued interest of the loan from Rhino Ventures to DSL amounting to $3,530,019 was fully settled, of which $3,000,000 was capitalized through the issuance of 731,707 Ordinary Shares and the remaining $530,019 was settled in cash.

●

On January 23, 2025, the Company successfully closed on its Initial Public Offering (“IPO”), selling 2,250,000 Ordinary Shares, par value $0.00005 per share, at a public offering price of $4.10 per share, for total gross proceeds of $9,225,000, before deducting underwriting discounts, commissions, and other related expenses. The net proceeds amounted to $7,747,756.

On January 27, 2025, the Company also closed on the underwriter’s exercise of their over-allotment option (the “Over-Allotment Option”) to purchase 337,500 Ordinary Shares pursuant to an underwriting agreement, dated January 21, 2025 (the “Underwriting Agreement”). Pursuant to the Over-Allotment Option, the underwriters purchased an additional 337,500 Ordinary Shares at the public offering price of $4.10 per share, resulting in additional gross proceeds of $1,383,750, before deducting underwriting discounts and other related expenses. The net proceeds amounted to $1,261,969.

After giving effect to the full exercise of the Over-Allotment Option, the total number of Ordinary Shares sold by the Company in the IPO increased to 2,587,500 Ordinary Shares and the gross proceeds increased to $10,608,750, before deducting underwriting discounts and other related expenses. The total net IPO proceeds amounted to $9,009,725.

●

On January 23, 2025, the Company issued Rhino Ventures the IPO Warrants in connection with the IPO.

Tranche 1 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $5.13 per share, which expire 6 months from January 23, 2025

Tranche 2 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $6.15 per share, which expire 9 months from January 23, 2025

Tranche 3 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $7.18 per share, which expire 12 months from January 23, 2025

Tranche 4 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $8.20 per share, which expire 15 months from January 23, 2025

Tranche 5 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $10.25 per share, which expire 18 months from January 23, 2025

Tranche 6 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price $12.30 per share, which expire 24 months from January 23, 2025

●

On March 17, 2025, the Company signed two binding memorandum of understanding with Nomas Global Investments-LLC-S.P.C. and Al Noor Legal Consultants FZE (the “MOUs”) to pursue a broad strategic relationship to facilitate Diginex with its planned expansion in the UAE and the broader Gulf Cooperation Council region (“GCC”), which includes assisting the Company with a dual listing of the Ordinary Shares on the Abu Dhabi Securities Exchange and a potential capital raise of up to USD$250,000,000 focused on large institutional investors based in the GCC. At March 31, 2025, Diginex paid $650,000 in relation to the underlying activity associated with MOU’s and held $399,400 in an escrow account, as restricted bank balances, for future expenses.

2 BASIS OF PREPARATION

These consolidated financial statements for the years ended 31 March 2023, 2024 and 2025 have been prepared in accordance with the International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”).

2.1 Going concern basis of accounting

The directors of the Company have, at the time of approving the consolidated financial statements, a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Thus they continue to adopt the going concern basis of accounting in preparing the consolidated financial statements.

2.2 Application of new and amendments to IFRSs

For the purpose of preparing the consolidated financial statements for the year ended 31 March 2025, the Group has consistently applied the accounting policies which conform with IFRSs, which includes IFRSs, International Accounting Standards (“IAS”) and Interpretations (“IFRIC – Int”) issued by the IASB that are effective for the accounting period beginning on 1 April 2024, throughout the years.

In the current year, the Group has applied the following amendments to IFRSs issued by the IASB for the first time, which are mandatorily effective for the Group’s financial annual periods beginning on or after 1 April 2024 for the preparation of the consolidated financial statements:

●	Amendments to IAS 1 “Classification of Liabilities as Current or Non-Current”
●	Amendments to IFRS 16 “Lease Liability in a Sale and Leaseback”
●	Amendments to IAS 1 “Non-current Liabilities with Covenants”
●	Amendments to IAS 7 and IFRS 7 “Supplier Finance Arrangements”

The application of the amendments to IFRSs in the current year has had no material impact on the Group’s financial positions and performance for the current and prior years and/or on the disclosures set out in these consolidated financial statements.

2.3 New and amendments to IFRSs in issued but not yet effective

The Group has not early applied the following new and amendments to IFRSs that have been issued but are not yet effective:

●	IFRS 18 “Presentation and Disclosures in Financial Statements” (effective for annual periods beginning on or after January 1, 2027)
●	IFRS 19 “Subsidiaries without Public Accountability: Disclosures” (effective for fiscal periods beginning on or after January 1, 2027)
●	Amendments to IAS 21 “Lack of Exchangeability” (effective for fiscal periods beginning on or after January 1, 2025)
●	Amendments IFRS 9 and IFRS 7 “Amendments to classification and measurement of financial instruments” (effective for fiscal periods beginning on or after January 1, 2026)
●	Amendments to IFRS Accounting Standards “Annual Improvements to IFRS Accounting Standards — Volume 11” (effective for fiscal periods beginning on or after January 1, 2026)
Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture” (effective for fiscal periods beginning on or after a date to be determined)

Management anticipates that the application of all the new and amendments to IFRSs will have no material impact on the Group’s consolidated financial statements in the future.

3 MATERIAL ACCOUNTING POLICY INFORMATION

These consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments that are measured at fair values at the end of each reporting period, as explained in the accounting policies set out below.

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2 Share-based Payment.

For financial instruments which are transacted at fair value and a valuation technique that unobservable inputs are to be used to measure fair value in subsequent periods, the valuation technique is calibrated so that at initial recognition the results of the valuation technique equals the transaction price, where the highest level of inputs available are used in the valuation.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

●	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

●	Level 3 inputs are unobservable inputs for the asset or liability.

Material accounting policy information adopted by the Group is disclosed below.

Basis of consolidation

The consolidated financial statements incorporate the consolidated financial statements of DSL Group and the financial statements of the Company. The consolidated financial statements of DSL Group have been combined with those of the Company from 26 January 2024.

Control is achieved when the Company:

●	has power over the investee;

●	is exposed, or has rights, to variable returns from its involvement with the investee; and

●	has the ability to use its power to affect its returns.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of profit or loss and other comprehensive income from the date the Group gains control until the date when the Group ceases to control the subsidiary.

Profit or loss and each item of other comprehensive income are attributed to the ordinary equity holders of the Company and to the non-controlling interests. Total comprehensive income or loss of subsidiaries is attributed to the ordinary equity holders of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

Deemed reverse acquisition

The acquisition method of accounting is used to account for all deemed reverse acquisitions where in substance an operating company is acquired by a shell company where the shareholders of the operating company obtain control of the shell company.

With respect to the Transaction, DSL is the operating company while the Company is considered as shell company.

Identifying the accounting acquirer/accounting acquiree:

The Company is considered as the legal acquirer and the accounting acquiree. Control is obtained by Original Shareholders as the Company, on 15 July 2024, issued 6,869,960 Ordinary Shares and 1,291,910 Preferred Shares which allowed the Original shareholder to hold the majority of issued share capital and voting rights of the Company.

Determining the deemed consideration transferred:

The deemed consideration transferred for the deemed reverse acquisition of the Company is the fair value of the shares which DSL would have had to issue in establishing the same post transaction control structure but as if it were the legal acquirer. Given there is no change to the control structure after the Transaction, the deemed consideration is determined as $Nil.

Fair value of assets and liabilities acquired in a deemed reverse acquisition:

Identifiable assets acquired and liabilities assumed in a deemed reversed acquisition are, with limited exceptions, measured initially at their fair values at the acquisition date. For the Transaction, the net assets acquired from the Company are solely current account with DSL, and its carrying value approximates fair value and is considered insignificant.

Calculate the Transaction expense:

The excess of the deemed consideration transferred over the fair value of the net identifiable assets acquired from the Company is considered insignificant to be recognized as an expense under IFRS 2 in the Group’s consolidated statement of profit or loss.

Presentation of the combined financial statements post deemed reverse acquisition:

Under the Transaction, the Company being the accounting acquiree (legal acquirer), becomes the ultimate parent holding company of the Group, however, the consolidated financial statement represents a continuation of DSL, the accounting acquirer (legal acquiree) with the exception of the legal capital structure.

These consolidated financial statements incorporate the financial statements items of the combining entities, i.e. the Company and DSL Group, in which the combination occurs as if they had been combined from the date when the combining entities first came under the control of the substantial shareholders.

The net assets of the combining entities are consolidated using the existing book values from the substantial shareholder’s perspective. No amount is recognized in respect of goodwill or bargain purchase gain at the time of combination.

The consolidated statement of profit or loss and other comprehensive loss includes the results of each of the combining entities from the earliest date presented or since the date when the combining businesses first came under the control of the substantial shareholder, where this is a shorter period, i.e. the date of incorporation of the Company on 26 January 2024.

Shareholders’ equity of DSL prior to the Transaction is retrospectively adjusted as a recapitalization for the equivalent number of shares received and on a pro rata basis, together with the impact of the Share Subdivision for prior reporting periods. Accumulated losses and relevant reserves of the DSL are carried forward after the Transaction. Any difference to shareholders equity of DSL arising from the recapitalization of share capital and equity instruments issued is recorded in equity under the capital reserve.

Earnings per share

Earnings per share for periods prior to the Recapitalization are retrospectively adjusted to reflect the number of equivalent shares received by the accounting acquirer, DSL, based on the number of shares outstanding on the reporting dates multiplied by the exchange ratio. The exchange ratio being the combination of the share exchange swap of one ordinary share of DSL for 410 Ordinary Shares multiplied by a factor of two to reflect the Share Subdivision and one series A preferred share of DSL for 410 Preferred Shares multiplied by a factor of two to reflect the Share Subdivision.

Revenue recognition

The Group recognizes revenue when (or as) a performance obligation is satisfied, i.e. when “control” of the services underlying the particular performance obligation is transferred to the customer. A performance obligation represents a service (or a bundle of goods or services) that is distinct or a series of distinct services that are substantially the same.

Except for granting of a license that is distinct from other promised services, control is transferred over time and revenue is recognized over time by reference to the progress towards complete satisfaction of the relevant performance obligation if one of the following criteria is met:

●	the customer simultaneously receives and consumes the benefits provided by the Group’s performance as the Group performs;
●	the Group’s performance creates or enhances an asset that the customer controls as the Group performs; or
●	the Group’s performance does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

Otherwise, revenue is recognized at a point in time when the customer obtains control of the distinct service.

For granting of a license that is distinct from other promised services, the nature of the Group’s promise in granting a license is a promise to provide a right to access the Group’s intellectual property if all of the following criteria are met:

●	the contract requires, or the customer reasonably expects, that the Group will undertake activities that significantly affect the intellectual property to which the customer has rights;
●	the rights granted by the license directly expose the customer to any positive or negative effects of the Group’s activities; and
●	those activities do not result in the transfer of a good or a service to the customer as those activities occur.

If the criteria above are met, the Group accounts for the promise to grant a license as a performance obligation satisfied over time. Otherwise, the Group considers the grant of license as providing the customers the right to use the Group’s intellectual property and the performance obligation is satisfied at a point in time at which the license is granted.

A contract asset represents the Group’s right to consideration in exchange for goods or services that the Group has transferred to a customer that is not yet unconditional. It is assessed for impairment in accordance with IFRS 9. In contrast, a receivable represents the Group’s unconditional right to consideration, i.e. only the passage of time is required before payment of that consideration is due.

A contract liability represents the Group’s obligation to transfer services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

A contract asset and a contract liability relating to the same contract are accounted for and presented on a net basis.

Over time revenue recognition - Input method

The progress towards complete satisfaction of a performance obligation is measured based on input method, which is to recognize revenue on the basis of the Group’s efforts or inputs to the satisfaction of a performance obligation relative to the total expected inputs to the satisfaction of that performance obligation, that best depict the Group’s performance in transferring control of services.

Government grants

Government grants are not recognised until there is reasonable assurance that the Group will comply with the conditions attaching to them and that the grants will be received.

Government grants related to income that are receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Group with no future related costs are recognised in profit or loss in the period in which they become receivable. Government grants relating to compensation of expenses are deducted from the related expenses, other government grants are presented under “other income, gains or (losses)”.

Research and development expenditure

Expenditure on research activities is recognized as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development activities (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

●	the technical feasibility of completing the intangible asset so that it will be available for use or sale;
●	the intention to complete the intangible asset and use or sell it;
●	the ability to use or sell the intangible asset;
●	how the intangible asset will generate probable future economic benefits;
●	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
●	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally-generated intangible asset is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally-generated intangible asset can be recognized, development expenditure is recognized in profit or loss in the period in which it is incurred.

During each of the years ended 31 March 2023, 2024 and 2025, no research and development expenditure is recognized as an internally generated intangible asset.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recognized at the rates of exchange prevailing on the dates of the transactions. At the end of the reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the retranslation of monetary items, are recognized in profit or loss in the period in which they arise.

For the purposes of presenting the combined financial statements, the assets and liabilities of the Group’s operations are translated into the presentation currency of the Group (i.e. USD) using exchange rates prevailing at the end of each reporting period. Income and expenses items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the date of transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity under the heading of exchange reserve (attributed to non-controlling interests as appropriate).

Borrowing costs

Borrowing costs are recognized in the statement of profit or loss in the period in which they are incurred.

Employee benefits

Retirement benefit costs

Payments made by the Group to defined contribution retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions.

Short-term employee benefits

Short-term employee benefits are recognized at the undiscounted amount of the benefits expected to be paid as and when employees rendered the services. All short-term employee benefits are recognized as an expense unless another IFRSs requires or permits the inclusion of the benefit in the cost of an asset.

A liability is recognized for benefits accruing to employees (such as salaries and annual leave) after deducting any amount already paid.

Share-based payments

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date.

The fair value of the equity-settled share-based payments determined at the grant date without taking into consideration all non-market vesting conditions is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of equity instruments that will eventually vest, with a corresponding increase in equity (share option reserve). At the end of each reporting period, the Group revises its estimate of the number of equity instruments expected to vest based on assessment of all relevant non-market vesting conditions. The impact of the revision of the original estimates, if any, is recognized in the statement of profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the share option reserve. For share options that vest immediately at the date of grant, the fair value of the share options granted is expensed immediately to the statement of profit or loss.

When share options are exercised, the amount previously recognized in share option reserve will be transferred to share capital. When the share options are forfeited after the vesting date or are still not exercised at the expiry date, the amount previously recognized in share option reserve will be transferred to accumulated losses.

Taxation

Income tax expense (benefit) represents the sum of the current tax and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit recognized in the consolidated statement of profit or loss because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against deductible temporary differences, unused tax losses or unused tax credits. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the deferred liability is settled or the deferred asset is realized, based on tax rates that have been enacted or substantively enacted by the end of the reporting period.

The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Current and deferred tax are recognized in profit or loss.

Lease

At inception of a contract, the Group assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Group as lessee

For a contract that contains a lease component and one or more additional lease or non-lease components, the Group allocates the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components. The Group applies practical expedient not to separate non-lease components from lease component, and instead account for the lease component and any associated non-lease components as a single lease component.

In applying IFRS 16, the Group elected a simplified approach for leases with a lease term of 12 months or less from the commencement date and do not contain a purchase option. Lease payments on short-term leases are recognized as expense on a straight-line basis.

In assessing whether a lessee is reasonably certain to exercise an option to extend a lease, or not to exercise an option to terminate a lease, the Group considers all relevant facts and circumstances that create an economic incentive for the lessee to exercise the option to extend the lease, or not to exercise the option to terminate the lease. The Group revises the lease term if there is a change in the non-cancellable period of a lease.

Right-of use assets

The right-of-use asset is initially recognized at cost comprising of:

●	amount of the initial measurement of the lease liability;
●	any lease payments made at or before the commencement date, less any lease incentives received;
●	any initial direct costs incurred by the Group; and
●	an estimate of costs to be incurred by the Group in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities.

Right-of-use assets in which the Group is reasonably certain to obtain ownership of the underlying leased assets at the end of the lease term are depreciated from commencement date to the end of the useful life. Otherwise, right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term.

The Group presents right-of-use assets as a separate line item on the consolidated statement of financial position.

Lease liabilities

At the commencement date of a lease, the Group recognizes and measures the lease liability at the present value of lease payments that are unpaid at that date. In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable.

The lease payments include:

●	fixed payments (including in-substance fixed payments) less any lease incentives receivable;
●	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
●	amounts expected to be payable by the Group under residual value guarantees;
●	the exercise price of a purchase option if the Group is reasonably certain to exercise the option; and
●	payments of penalties for terminating a lease, if the lease term reflects the Group exercising an option to terminate the lease.

After the commencement date, lease liabilities are adjusted by interest accretion and lease payments. The Group remeasures lease liabilities (and makes a corresponding adjustment to the related right-of-use assets) whenever:

●	the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the related lease liability is remeasured by discounting the revised lease payments using a revised discount rate at the date of reassessment.
●	the lease payments change due to changes in market rental rates following a market rent review, in which cases the related lease liability is remeasured by discounting the revised lease payments using the initial discount rate.

The Group presents lease liabilities as a separate line item on the consolidated statement of financial position.

Impairment of non-financial assets

At each reporting date, the Group reviews the carrying amounts of its tangible assets with finite useful lives to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the relevant asset is estimated in order to determine the extent of the impairment loss (if any).

The recoverable amounts of relevant assets are estimated individually. When it is not possible to estimate the recoverable amount individually, the Group estimates the recoverable amount of the cash generating unit to which the asset belongs.

In testing a cash-generating unit for impairment, corporate assets are allocated to the relevant cash-generating unit when a reasonable and consistent basis of allocation can be established, or otherwise they are allocated to the smallest group of cash generating units for which a reasonable and consistent allocation basis can be established. The recoverable amount is determined for the cash-generating unit or group of cash-generating units to which the corporate asset belongs, and is compared with the carrying amount of the relevant cash-generating unit or group of cash-generating units.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset (or a cash-generating unit) for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or a cash-generating unit) is reduced to its recoverable amount. For corporate assets or portion of corporate assets which cannot be allocated on a reasonable and consistent basis to a cash-generating unit, the Group compares the carrying amount of a group of cash-generating units, including the carrying amounts of the corporate assets or portion of corporate assets allocated to that group of cash-generating units, with the recoverable amount of the group of cash-generating units. In allocating the impairment loss, the impairment loss is allocated first to reduce the carrying amount of any goodwill (if applicable) and then to the other assets on a pro-rata basis based on the carrying amount of each asset in the unit or the group of cash-generating units. The carrying amount of an asset is not reduced below the highest of its fair value less costs of disposal (if measurable), its value in use (if determinable) and zero. The amount of the impairment loss that would otherwise have been allocated to the asset is allocated pro rata to the other assets of the unit or the group of cash-generating units. An impairment loss is recognized immediately in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit or a group of cash-generating units) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or a cash-generating unit or a group of cash-generating units) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Cash and cash equivalents

Cash and cash equivalents mainly comprised of cash at different banks. The Company considers all short-term investments with an original maturity of three months or less when purchased as cash and cash equivalents. As of 31 March 2025 and 2024, the Group did not have such short term investments.

Financial instruments

Financial assets and financial liabilities are recognized when a group entity becomes a party to the contractual provisions of the instrument. All regular way purchases or sales of financial assets are recognized and derecognized on a settlement date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the market place.

Financial assets and financial liabilities are initially measured at fair value except for trade receivables arising from contracts with customers which are initially measured in accordance with IFRS 15. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets or financial liabilities at fair value through profit or loss (“FVTPL”)) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized immediately in profit or loss.

The effective interest method is a method of calculating the amortized cost of a financial asset or financial liability and of allocating interest income and interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts and payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset or financial liability, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Financial assets

Classification and subsequent measurement of financial assets

Financial assets that meet the following conditions are subsequently measured at amortized cost:

●	the financial asset is held within a business model whose objective is to collect contractual cash flows; and
●	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

All other financial assets are subsequently measured at FVTPL.

Amortized cost and interest income

Interest income is recognized using the effective interest method for financial assets measured subsequently at amortized cost. Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset, except for financial assets that have subsequently become credit-impaired (see below). For financial assets that have subsequently become credit-impaired, interest income is recognized by applying the effective interest rate to the amortized cost of the financial asset from the next reporting period. If the credit risk on the credit-impaired financial instrument improves so that the financial asset is no longer credit-impaired, interest income is recognized by applying the effective interest rate to the gross carrying amount of the financial asset from the beginning of the reporting period following the determination that the asset is no longer credit-impaired. At the end of the reporting period, trade and other receivables are measured at amortized cost.

Financial assets at FVTPL

Financial assets that do not meet the criteria for being measured at amortized cost or Fair Value Through Other Comprehensive Income (“FVTOCI”) or designated as FVTOCI are measured at FVTPL.

Financial assets at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss. The net gain or loss recognized in profit or loss excludes any dividend or interest earned on the financial asset.

Impairment of financial assets subject to impairment assessment under IFRS 9

The Group performs impairment assessment under expected credit loss (“ECL”) model on financial assets (including trade and other receivables and amounts due from an associate/shareholders/related companies) which are subject to impairment assessment under IFRS 9. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.

Lifetime ECL represents the ECL that will result from all possible default events over the expected life of the relevant instrument. In contrast, 12-month ECL (“12m ECL”) represents the portion of lifetime ECL that is expected to result from default events that are possible within 12 months after the reporting date. Assessments are done based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions.

The Group always recognizes lifetime ECL for trade receivables.

For all other instruments, the Group measures the loss allowance equal to 12-month expected credit loss (“ECL”), unless there has been a significant increase in credit risk since initial recognition, in which case the Group recognizes lifetime ECL. The assessment of whether lifetime ECL should be recognized is based on significant increases in the likelihood or risk of a default occurring since initial recognition.

Derecognition of financial assets

The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

On derecognition of a financial asset measured at amortized cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.

Financial liabilities and equity

Classification as debt or equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

Transaction costs directly attributable to the issuance of new shares in the IPO are accounted for as a deduction from share premium. Other offering-related costs are expensed in the consolidated statement of profit or loss and other comprehensive loss.

Financial liabilities at FVTPL

Financial liabilities are classified as at FVTPL when the financial liability is (i) contingent consideration of an acquirer in a business combination to which IFRS 3 applies, (ii) held for trading or (iii) it is designated as at FVTPL.

A financial liability is held for trading if:

●	it has been acquired principally for the purpose of repurchasing it in the near term; or
●	on initial recognition it is part of a portfolio of identified financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or
●	it is a derivative, except for a derivative that is a financial guarantee contract or a designated and effective hedging instrument.

A financial liability other than a financial liability held for trading or contingent consideration of an acquirer in a business combination may be designated as at FVTPL upon initial recognition if:

●	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or
●	the financial liability forms part of a group of financial assets or financial liabilities or both, which is managed, and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or
●	it forms part of a contract containing one or more embedded derivatives, and IFRS 9 permits the entire combined contract to be designated as at FVTPL.

For financial liabilities that are designated as at FVTPL, the amount of changes in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is recognized in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss.

Financial liabilities at amortized cost

Financial liabilities including other payables and amounts due to an associate/related parties/directors are subsequently measured at amortized cost, using the effective interest method.

Redeemable Preferred shares/ convertible loan notes

At the date of issue, redeemable preferred shares and convertible loan notes are designated as at FVTPL with both the debt component and derivative components recognized at fair value. In subsequent period, changes in fair value are recognized in profit or loss as fair value gain or loss except for changes in the fair value that is attributable to changes in the credit risk (excluding changes in fair value of the derivatives component) is recognized in other comprehensive income, unless the recognition of the effects of changes in the credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to the credit risk that are recognized in other comprehensive income are not subsequently reclassified to profit or loss, they are transferred to retained profits upon derecognition.

Transaction costs relating to the issue of all these instruments are charged to profit or loss immediately.

Derecognition of financial liabilities

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Related parties

A related party is a person or entity that is related to the Group.

(a)	A person or a close member of that person’s family is related to the Group if that person:

i.	has control or joint control over the Group;
ii.	has significant influence over the Group; or
iii.	is a member of key management personnel of the Group or the Group’s parent.

(b)	An entity is related to the Group if any of the following conditions apply:

i.	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).
ii.	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).
iii.	Both entities are joint ventures of the same third party.
iv.	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.
v.	The entity is a post-employment benefit plan for the benefit of the employees of the Group or an entity related to the Group.
vi.	The entity is controlled or jointly controlled by a person identified in (a).
vii.	A person identified in (a)(i) has significant influence over the entity or is a member of key management personnel of the entity (or of a parent of the entity).
viii.	The entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the parent of the Group.

Current versus non-current classification

The Group presents assets and liabilities in the consolidated statement of financial position based on current/non-current classification. An asset is current when:

●	It is expected to be realized or intended to be sold or consumed in normal operating cycle;
●	It is held primarily for the purpose of trading;
●	It is expected to be realized within twelve months after the reporting period; or
●	It is cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when:

●	It is expected to be settled in normal operating cycle;
●	It is held primarily for the purpose of trading;
●	It is due to be settled within twelve months after the reporting period; or
●	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

All other liabilities are classified as non-current.

4 KEY SOURCES OF JUDGEMENTS AND ESTIMATION UNCERTAINTY

In the application of the Group’s accounting policies, which are described in note 3, the management is required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements

In the process of applying the Group’s accounting policies, management has made the following judgements which have the most significant effect on the amounts recognized in the consolidated financial statements:

Functional currency

Revenue contracts, operating expenses and borrowing of the group entities are primarily in USD, and are expected to remain principally denominated in USD in the future. Management has determined USD as the Company’s functional currency and presented the consolidated financial statements in USD to meet the requirements of users.

Financial instruments

In the process of classifying a financial instrument, management has made various judgments. Judgment is needed to determine whether a financial instrument, or its component parts, on initial recognition is classified as a financial liability, a financial asset or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability, a financial asset and an equity instrument. In making its judgment, management considered the detailed criteria and related guidance for the classification of financial instruments as set out in IFRS 9, in particular, whether the instrument includes a contractual obligation to deliver cash or another financial asset to another entity.

DSL Private Warrants, Private Warrants and IPO Warrants

In the process of classifying DSL Private Warrants, Private Warrants and IPO Warrants, management has made various judgments. Judgment is needed to determine whether the instrument on initial recognition is classified as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument. In making its judgment, management considered the detailed criteria and related guidance for the classification of financial instruments as set out in IAS 32.

DSL Private Warrants, Private Warrants and IPO Warrants are classified as an equity instrument on the basis that the instruments do not include contractual obligation to deliver cash to the warrant holder, and the instruments meet the fixed-for-fixed condition by preserving the relative economic interests of the warrant holder and the Company’s shareholders.

Segmental reporting

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (the “CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Group’s management is considered the Group’s CODM. The CODM reviews financial information presented on a combined basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. While the Group has revenue from multiple services and geographies, the financial position, performance and cashflow of the Group are considered by the CODM on a combined basis, so discrete financial information is not available for each such component. The overall financial performance of the Group is also considered as a whole.

As such, the Group has determined that it operates as one operating segment and one reportable segment. The Group will continue to assess the operating segments reviewed by the CODM and the associated reportable segments per IAS 8.

Estimation uncertainties

The key assumptions concerning the future, and other key sources of estimation uncertainty at the reporting date, that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below:

Fair value measurement of financial instruments

At the end of each reporting period, certain of the Group’s financial liabilities, including Preferred Shares, and convertible loan notes, are measured at fair value with fair value being determined based on significant unobservable inputs using valuation techniques. Judgement and estimation are required in establishing the relevant valuation techniques and the relevant inputs thereof. Changes in assumptions relating to these factors could result in material adjustments to the fair value of these instruments.

Provision of ECL for trade receivables

Trade receivables with significant balances and credit-impaired are assessed for ECL individually. In addition, for trade receivables which are individually insignificant or when the Group does not have reasonable and supportable information that is available without undue cost or effort to measure ECL on individual basis, collective assessment is performed by grouping debtors based on the Group’s internal credit ratings.

The provision of ECL is sensitive to changes in estimates.

Income taxes

The Group is subject to income taxes in several jurisdictions. Significant estimates are required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax exposure in the period in which such determination is made.

Share-based payment expenses – share options awards

The fair value of the share option awards granted that is determined at the date of grant of the respective share options is expensed over the vesting period, with a corresponding adjustment to the Group’s share option reserve. In assessing the fair value of the share option award, discounted cash flows and the equity allocation model were used to calculate the fair value of the share options. The discounted cash flows and the equity allocation model require the input of subjective assumptions, including discount rate, volatility of the Ordinary Shares or ordinary shares of DSL and the expected life of options. Any changes in these assumptions can significantly affect the estimate of the fair value of the share option awards.

Discount rate used for initial measurement of lease liability

The Group, as a lessee, measures the lease liability at the present value of the unpaid lease payments at the commencement date. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be readily determined. If that rate cannot be readily determined, the Group on initial recognition of the lease uses its incremental borrowing rate. Incremental borrowing rate is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use assets in similar economic environment.

5 REVENUE

An analysis of the Group’s revenue for the reporting periods are as follows:

	Year ended	Year ended	Year ended
	31 March 2025	31 March 2024	31 March 2023
	USD	USD	USD
At a point-in-time:
Software license fee	900,000	-	-
Customization	462,569	695,243	1,019,064
Advisory service income	274,420	160,085	-
	1,636,989	855,328	1,019,064
Over time:
Advisory service income	-	-	248,497
Software subscription fee	403,613	444,210	358,202
	403,613	444,210	606,699
	2,040,602	1,299,538	1,625,763

All service provided by the Group are for periods of one year or less. As permitted under IFRS 15, the transaction price allocated to the remaining performance obligations is not disclosed.

6 GENERAL AND ADMINISTRATIVE EXPENSES

		Year ended	Year ended	Year ended
	Notes	31 March 2025	31 March 2024	31 March 2023
		USD	USD	USD
Employees’ benefits	(a)	4,817,469	5,043,962	5,025,450
Professional fees	(b)	2,093,658	531,245	275,234
IT development and maintenance support	(c)	1,452,730	2,121,539	2,661,511
Audit fee	(d)	390,349	594,224	22,294
Travelling expenses	(e)	377,922	514,106	28,935
Share-based payments expenses on anti-dilution issuance of Preferred Shares	(f)	369,648	-	-
Amortization and depreciation	(g)	125,575	103,276	1,007
Others	(h)	717,163	454,993	886,060
		10,344,514	9,363,345	8,900,491

The by-nature classification of general and administrative expenses for the year ended 31 March 2023 and 2024 has been represented to conform with the presentation for the year ended 31 March 2025.

(a)

	Year ended	Year ended	Year ended
	31 March 2025	31 March 2024	31 March 2023
	USD	USD	USD
Basic salaries, allowances and all benefits-in-kind	3,865,438	3,581,537	4,261,273
Pension costs - defined contribution plans	92,346	109,590	176,356
Share-based payments	859,685	1,352,835	587,821
Total employees’ benefits	4,817,469	5,043,962	5,025,450

The above includes the cost of both employees and contractors. At 31 March 2025, the Company had 26 employees and 9 contractors (2024: 22 employees and 7 contractors; 2023: 26 employees and 10 contractors).

(b)	The increases in professional fees for the years ended 31 March 2024 and 2025 were primarily attributable to legal and professional services relating to the Company’s IPO. Upon the successful closing of the IPO, certain IPO related costs were capitalized against the share premium account with the remaining balance of the IPO related costs recorded as an expense.

(c)	IT development and maintenance support costs relate, primarily, to those associated with a third party that contributes to researching, developing and maintaining the Group commercial products. The costs also include server expenses for hosting the products. Included in IT development and maintenance support, the Group incurred research and development expenses of $831,088 for the year ended 31 March 2025 (2024: $1,334,865; 2023: $2,089,914) and no research and development expenditure is recognized as an internally generated intangible asset for all years.

(d)

For the year ended 31 March 2024 and 2025, significant increase in audit fees was due to the fees associated with the Public Company Accounting Oversight Board (“PCAOB”) audits of the Company’s consolidated financial statements for the year ended 31 March 2025, 2024 and 2023 (the 2023 PCAOB audit was conducted in 2024, hence the associated costs are reflected 2024).

For the year ended 31 March 2023, audit fees related to local statutory audits.

(e)	Whilst travelling expenses were lower than the year ended March 2024, the Company continued to travel with a focus on business development, The Company also travelled in relation to the IPO.

(f)	In connection with the issuance 151 Preferred Shares of DSL triggered by the Capital Raise, share-based payments expenses of $369,648 are recognized during the year ended 31 March 2025 (2024 and 2023: $Nil).

(g)	The increase during the year ended 31 March 2024 is primarily due to amortization expense in connection with the new office lease in Monaco entered into by the Group. The 2025 amortization represents a full year of the office lease.

(h)	Other costs include recruitment fees, insurance, bank charges, general office expenses, investor relations consultant fees, marketing and others

7 OTHER INCOME, GAINS or (LOSSES)

		Year ended	Year ended	Year ended
	Notes	31 March 2025	31 March 2024	31 March 2023
		USD	USD	USD
Fair value change
Preferred Shares	(a)	4,117,648	4,101,000	(1,841,000)
Convertible loan notes	(b)	(639,000)	(374,000)	(19,000)
Bank interest income		85	873	576
Subsidies from government authorities		22,454	19,230	67,433
Others		13	6,885	29,581
		3,501,200	3,753,988	(1,762,410)

(a)

In July 2021, DSL allotted 3,000 Preferred Shares to a new shareholder for a consideration of $6,000,000. Preferred Shares were fair valued, using an equity allocation model at the end of each reporting period, which resulted in a gain of $4,117,648 for the year ended 31 March 2025 (2024: gain of $4,101,000; 2023: loss of $1,841,000).

On December 20, 2024, following the Company’s registration statement Form F-1 being declared effective by the SEC, the outstanding 2,583,820 Preferred Shares were converted into Ordinary Shares on a 1:1 basis with 2,583,820 Ordinary Shares being issued. No Preferred Shares outstanding as of March 31, 2025.

(b)

The Group issued 8% convertible loan notes. The notes were fair valued, using binomial option pricing model, at the end of each reporting period, resulting in a loss of $639,000 for the year ended 31 March 2025 (2024: loss of $374,000; 2023: loss of $19,000).

On December 20, 2024, following the Company’s registration statement being declared effective by the SEC, all the outstanding Notes with an aggregate face value of $4,350,000 and accrued interest of $751,781, totaling $5,101,781, were converted into Ordinary Shares at a conversion price of $2.17 resulting in the issuance of 2,347,134 Ordinary Shares. No Notes outstanding as of March 31, 2025.

8 FINANCE COSTS, NET

	Year ended	Year ended	Year ended
	31 March 2025	31 March 2024	31 March 2023
	USD	USD	USD
Interest on
Convertible loan notes	238,960	266,520	80,822
Loan from immediate holding company	129,423	187,584	78,926
Loan from a related company	24,548	80,219	60,712
Lease liabilities	17,236	18,328	-
	410,167	552,651	220,460

9 INCOME TAX EXPENSE

During the year ended 31 March 2024, income tax expense of the Group represented under-provision of current tax from 2022 of a subsidiary in United States of America. There was no other current tax expense or deferred tax expense for that year.

There was no current or deferred tax expense for each of the years ended 31 March 2023 and 2025.

9.1 Current income taxes

Under the two-tiered profits tax rates regime of Hong Kong Profits Tax, the first HK$2 million (c.$250,000) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million (c.$250,000) will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

Taxes charged on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretation and practices in respect thereof.

The income tax expense for the year can be reconciled to the loss for the year per the consolidated statement of profit or loss and other comprehensive income as follows:

	Year ended	Year ended	Year ended
	31 March 2025	31 March 2024	31 March 2023
	USD	USD	USD
Loss before taxation	(5,212,879)	(4,862,470)	(9,257,598)

Notional tax calculated at the rates applicable to profits in the tax jurisdictions concerned	(381,348)	(821,825)	(1,555,403)
Tax effect of expenses that are not deductible	215,019	405,775	451,111
Tax effect of income that are not taxable	-	(676,665)	-
Tax effect of tax losses not recognized	166,329	1,092,715	1,104,292
Under-provision in prior years	-	8,917	-
Income tax expense	-	8,917	-

9.2 Deferred income taxes

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset tax recoverable against current income tax liabilities and when the deferred income taxes relate to the same fiscal authority.

The Group has accumulated tax losses of $22,775,852 at 31 March 2025 (2024: $21,847,422) that are available indefinitely for offsetting against future taxable profits of the respective group companies in which the losses arose. No deferred tax asset has been recognized in respect of the tax losses.

The ultimate realization of unused tax losses is dependent upon the generation of sufficient future taxable profits during the periods in which those temporary differences become deductible. In determining the recognition of a deferred tax asset, management considered the future profitability of the Group. While management expects the Group to return profits in the future, there is still an element of uncertainty and as such, no deferred tax asset has been recognized.

10 LOSS PER SHARE

	Year ended	Year ended	Year ended
	31 March 2025	31 March 2024	31 March 2023
	USD	USD	USD
Loss for the year
Loss for the year for the purpose of basic loss per share	(5,212,879)	(4,871,387)	(9,257,598)
Effect of dilutive potential ordinary shares:
Fair value change of Preferred Shares	(4,117,648)	(4,101,000)	N/A
Loss for the year for the purpose of diluted loss per share	(9,330,527)	(8,972,387)	(9,257,598)
Number of shares
Weighted average number of ordinary shares for the purpose of basic loss per share – post-recapitalization	15,664,305	9,514,886	9,497,240
Effect of dilutive potential ordinary shares:
Preferred Shares – post-recapitalization	1,861,766	2,460,000	N/A
Weighted average number of ordinary shares for the purpose of diluted loss per share – post-recapitalization	17,526,071	11,974,886	9,497,240

Due to the losses during the years ended 31 March 2023, 2024 and 2025, certain anti-dilutive instruments were excluded from the calculation of diluted loss per share. The excluded instruments (post-recapitalization), which are determined as anti-dilutive, include:

●	Share option awards of 780,058 at 31 March 2025; 2024: 1,585,880 (pre- capitalization 1,943), (2023: 1,266,900 (pre-capitalization: 1,545), see note 23;
●	Preferred shares of 3,000 shares, with recapitalized amount of 2,460,000, at 31 March 2023 (2024 and 2025: N/A), see note 17; and
●	Convertible loan notes with aggregate face values of $3,350,000 and $3,250,000 31 March 2024 and 2023, respectively, see note 18.

11 RIGHT-OF-USE ASSETS

Right-of-use assets relate to office space leased by the Group. The amount in respect of lease are as follows:

Properties
USD
At 1 April 2023	-
Additions (a)	482,619
Amortisation	(99,580)
Modification adjustment (b)	(25,837)
At 31 March 2024	357,202
Amortisation	(125,575)
Modification adjustment (b)	(5,955)
At 31 March 2025	225,672

(a)	In June 2023, the Group entered into a lease agreement in Monaco which expires in January 2027. The lease has an annual break clause.
(b)	There were rent reviews in February 2024 and 2025 and modification adjustments were made to account for the change in monthly rent.

12 PLANT AND EQUIPMENT

Computer equipment
USD
Cost:
At 1 April 2023, 31 March 2024 and 31 March 2025	5,038
Accumulated depreciation:
At 1 April 2023	(1,342)
Charge during 2024	(3,696)
At 31 March 2024 and 31 March 2025	(5,038)
Net carrying amount:
At 31 March 2024 and 31 March 2025	-

Depreciation is recognized so as to write off the cost of assets less their residual values over their estimated useful lives, using the straight-line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis. Estimated useful lives of plant and equipment are as follows:

Office equipment	5 years

13 TRADE RECEIVABLES, CONTRACT ASSETS, OTHER RECEIVABLES, DEPOSITS AND PREPAYMENT

13.1 Trade receivables, net

	At	At
	31 March 2025	31 March 2024
	USD	USD
Trade receivables	1,394,545	186,966
Less: loss allowance	-	(4,632)
Total	1,394,545	182,334

Trade receivables are non-interest bearing and generally have credit terms of 30 days.

An aging analysis of the trade receivables at the end of the reporting period, based on the invoice date and net of loss provision, is as follows:

	At	At
	31 March 2025	31 March 2024
	USD	USD
Less than 1 month	1,219,953	85,740
Between 1 month and 3 months	158,350	59,905
Over 3 months	16,242	36,689
	1,394,545	182,334

The movements in the loss allowance for impairment of trade receivables are as follows:

	At	At
	31 March 2025	31 March 2024
	USD	USD
At the beginning of the year	4,632	5,032
Provision for the year	-	2,200
Written off for the year	(1,788)	-
Reversal for the year	(2,844)	(2,600)
At the end of the year	-	4,632

During the year ended 31 March 2025, trade receivables of $12,064 (2024: $21,522) were written off due to uncollectible as assessed by management. The carrying amounts of trade receivables are approximate their fair values.

13.2 Contract Assets

	At	At
	31 March 2025	31 March 2024
	USD	USD
Contract Assets	750	69,354

Contract assts relates to client contracts that have been complete, revenue recognized but yet to be invoiced.

13.3 Other receivables, deposits and prepayment

		At	At
	Notes	31 March 2025	31 March 2024
		USD	USD
Current:
Deposits	(a)	63,914	35,261
Prepayments	(b)	351,791	34,197
Other receivables	(c)	650,486	184,018
		1,066,191	253,476
Non-current:
Deposit	(a)	45,463	35,431

(a)

Current deposits represent amounts paid to an employment agency in Germany and deposit for investor relation services.

Non-current deposit of $45,463 (2024: $35,431) represents a deposit for a long-term lease of office space in Monaco. Deposit of $34,579 was originally paid by a related party and is shown as an amount due to related party.

(b)

The increase in prepayments as of 31 March 2025 primarily relates to the advance payment of the Directors and Officers (D&O) liability insurance premium, covering the period from January 2025 to December 2026. This insurance was procured subsequent to the successful completion of the IPO.

(c)

As of 31 March 2024, other receivables mainly comprised $142,633 of deferred transaction costs in connection with the IPO of the Company (the “Deferred IPO Expenses”) and an outstanding balance $41,385 with payment channel, Stripe. The Deferred IPO Expenses with an aggregate amount of $1,432,343 were deducted against share premium upon the successful closing of the IPO. Other Receivables also includes fund raising costs of $400,000 and $250,000 paid under the Nomas MOU and the Al Noor MOU, respectively.

14 Trade payables, OTHER PAYABLES AND ACCRUALS

		At	At
	Note	31 March 2025	31 March 2024
		USD	USD
Trade payables		200,660	788,798
Other payables		11,852	11,057
Accruals	(a)	695,022	585,813
		907,534	1,385,668

(a)	Accruals include audit fees, professional fees, holiday pay accruals for employees, and others associated with the on-going running of the Group. Increase from 31 March 2024 is mainly due to additional accrued audit fees.

15 Deferred REVENUES

	At	At
	31 March 2025	31 March 2024
	USD	USD
Advisory service income	145,760	52,950
Customization income	42,600	122,200
Subscription fee income	317,064	147,676
	505,424	322,826

At 1 April 2023, deferred revenues amounted to $335,666.

Deferred revenues relate to revenues that have been invoiced to the client but not yet earned. The deferred revenues are expected to be recognized as revenue in the next 12 months.

16 RELATED PARTY TRANSACTIONS

16.1 Transactions with related parties

In addition to those related party transactions and balances disclosed elsewhere in the consolidated financial statements, the Group had the following transactions with its related parties during the reporting period:

		Year ended	Year ended	Year ended
	Notes	31 March 2025	31 March 2024	31 March 2023
		USD	USD	USD
Subscription fee income	(a)	42,680	71,333	387,751
Consultancy fee	(b)	260,417	250,000	250,000
Write-off of due from related company	(c)	-	81,347	-
Share-based payments expenses on anti-dilution issuance of Preferred Shares	(d)	369,648	-	-
Finance charges on:
Loan from a related company	(e)	24,548	80,219	60,712
Loans from immediate holding company	(f)	129,423	187,584	78,926
Convertible loan notes	(g)	238,960	266,520	80,822

(a)	During the year ended 31 March 2025, the Group entered into sales agreements with certain shareholders amounting to $42,680 in revenue generated (2024: $71,333; 2023: $387,751).

(b)	During the year ended 31 March 2025, Miles Pelham, controller of Rhino Ventures, engaged as a contractor to provide management services in return for a fee of $260,417 (2024: $250,000; 2023: $250,000).

(c)	During the year ended 31 March 2024, the Group has fully written off the amount due from a related company, Diginex (Holdings) Limited, a company controlled by Rhino Ventures, of $81,347 (2025 and 2023: $Nil).

(d)	In connection with the issuance 151 Preferred Shares of DSL triggered by the Capital Raise, share-based payments expenses of $369,648 are recognized during the year ended 31 March 2025 (2024 and 2023: $Nil).

(e)

The Group had a loan with a principal of $1,000,000, bore an 8% annual interest charge, due to Diginex (Holdings) Limited.

Upon the Recapitalization, the loan was converted into convertible loan notes with principal of $1,000,000, of which Rhino Ventures holds $517,535 of the principal amount and Working Capital Innovation Fund II L.P., shareholder of the Company, holds $482,465 of the principal amount, and the corresponding interest was recognized as finance charges on convertible loan notes. During the year ended March 31, 2025, interest of $24,548 was accrued (2024: $80,219; 2023: $60,712). The convertible loan notes were converted into ordinary shares on 20 December 2024.

(f)	The Group had a loan outstanding from immediate holding company, Rhino Ventures. The loan bore an 8% annual interest charge and interest of $129,423 was accrued during the year ended 31 March 2025 (2024: $187,584; 2023: $78,926). On January 21, 2025, the loan balance was $3,530,091 and $3,000,000 was capitalized through the issuance of 731,707 Ordinary Shares with the balance of $530,019 being repaid in cash. At 31 March 2025, there was no balance outstanding.

(g)	The Group issued convertible loan notes to the shareholders of the Company. The convertible loan note bore an 8% annual interest charge and interest of $238,960 was accrued during the year ended 31 March 2025 (2024: $266,520; 2023: 80,822). The convertible loan notes were converted into ordinary shares on 20 December 2024.

16.2 Amounts due to a related company/ immediate holding company

As of 31 March 2025, the amount due to a related company, Compass Limited, of $34,579 (2024: $34,579) related to the deposit for the office lease in Monaco. Compass Limited is a company controlled by Rhino Ventures.

As of 31 March 2024, an amount due to immediate holding company, Rhino Ventures, of $5,345,929 related to advance deposits towards the $8,000,000 Capital Raise. On 27 May 2024, the Group completed the Capital Raise, of which $6,059,142 of amount due to Rhino Ventures and $1,940,858 of loans from Rhino Ventures were capitalized into equity. At March 31, 2025, there were no outstanding amounts due to the immediate holding company.

All amounts were unsecured, interest-free and repayable on demand.

16.3 Loans from immediate holding company/ a related company

Loans from an immediate holding company

As of 31 March 2024, loans from an immediate holding company, Rhino Ventures, were unsecured, bearing an interest rate of 8% per annum and were originally repayable on June 30, 2024. At 31 March 2024 the outstanding principal amount was $1,664,483 with accrued interest of $266,510, resulting in a total outstanding balance of $1,930,993.

On 27 May 2024, the Group completed the Capital Raise with Rhino Ventures, of which $6,059,142 of the amount due to Rhino Ventures and $1,940,858 of loans from Rhino Ventures were capitalized into equity. During the period up to the Company IPO, Rhino Ventures continued to fund the Company. The maturity date of the remaining loans was initially extended to September 30, 2024 in May 2024, subsequently to November 31, 2024 in September 2024, and further extended to January 31, 2025 in November 2024.

On September 30, 2024, the Company, DSL and Rhino Ventures entered into a tripartite loan agreement. Under this agreement, Rhino Ventures agreed to capitalize up to $3.5 million of its loan with DSL into Ordinary Shares at the IPO offer price upon the pricing of the IPO.

On January 21, 2025, the outstanding principal and accrued interest amounted to $3,530,019, of which $3,000,000 was capitalized through the issuance of 731,707 Ordinary Shares at the IPO listing price of $4.10. The remaining balance of $530,019 was settled in cash. As of March 31, 2025, there were no outstanding loans from Rhino Ventures.

Loans from a related party

As of 31 March 2024, loan from a related company, Diginex (Holdings) Limited, was unsecured, charging at an interest rate of 8% per annum and was repayable on 31 December 2024. At 31 March 2024, the outstanding principal amount was $1,000,000 (2025: $Nil) and interest accrued on the loan amounted to $140,931 (2025: $Nil) resulting in a total outstanding balance of $1,140,931 (2025: $Nil). In July 2024, the loan was converted into convertible loan notes with a principal of $1,000,000, of which Rhino Ventures holds $517,535 of the principal amount and Working Capital Innovation Fund II L.P. holds $482,465 of the principal amount.

16.4 Key management compensation

	Year ended	Year ended	Year ended
	31 March 2025	31 March 2024	31 March 2023
	USD	USD	USD
Basic salaries, allowances and all benefits-in-kind (a)	1,616,693	1,514,495	1,304,369
Pension costs - defined contribution plans	6,924	7,308	7,885
Share-based payments	782,338	1,324,067	410,912
	2,405,955	2,845,870	1,723,166

(a)	Basic salaries, allowances and all benefits-in-kind include a payment of $260,417 to the Chairman of Diginex. The Chairman is also the controller of a related party, Rhino Ventures Limited.

Key management personnel are considered as senior representatives of the Group.

16.5 Amounts due to key management

At March 31, 2025, expense reimbursement of $68,724 were outstanding to key management personnel (2023: $12,135; 2024: $23,919) and were included in accruals.

16.6 Warrants

In connection with the $8.0 million capital raise in May 2024. Rhino Ventures Limited was issued warrants in DSL. Following the Group restructure, there were 4,170,520 warrants issued and outstanding and exercisable for a period of three years from the date they were issued, May 27, 2024, and are exercisable at a price of US$6.13 per warrant. The warrants, if fully exercised, will result in the issuance of shares equal to 51% of the Company’s outstanding Ordinary Shares at the time the warrants are exercised. This amount will be prorated in the event of partial exercise of the warrants. See note 21.2.

On January 23, 2025, the Company issued Rhino Ventures Limited the IPO Warrants in connection with the IPO. See note 21.2

1.	Tranche 1 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $5.13 per share, which expire 6 months from January 23, 2025
2.	Tranche 2 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $6.15 per share, which expire 9 months from January 23, 2025
3.	Tranche 3 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $7.18 per share, which expire 12 months from January 23, 2025
4.	Tranche 4 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $8.20 per share, which expire 15 months from January 23, 2025
5.	Tranche 5 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $10.25 per share, which expire 18 months from January 23, 2025
6.	Tranche 6 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price $12.30 per share, which expire 24 months from January 23, 2025

As at the date of this report, no warrants had been exercised.

16.6 Convertible Loan Notes

The Company issued $4,350,000 convertible loan notes with an 8% coupon, of which all were held by related parties due to their shareholding in the Company. Rhino Ventures held $517,535, HBM IV, Inc. held $2,000,000 and Nalimz Holdings Limited held $1,000,000, Working Capital Innovation Fund II held $582,465 and Hafnia Pte Ltd held $250,000. On December 20, 2024, following the Company’s registration statement being declared effective by the SEC, all these outstanding convertible loan notes with an aggregate face value of $4,350,000 and accrued interest of $751,781, totaling $5,101,781, were converted into Ordinary Shares at a conversion price of $2.17 resulting in the issuance of 2,347,134 Ordinary Shares. See note 18.

17 PREFERRED SHARES

In July 2021, DSL allotted 3,000 Series A Preferred Shares to a new shareholder for a consideration of $6,000,000.

Each Preferred Share carried a number of votes equal to that of the ordinary shares then issuable upon its conversion into ordinary shares at the record date for determination of the shareholders entitled to vote on such matters. The holders of Preferred Shares and ordinary shares shall vote together as a single class unless it is required by applicable law or the Company’s Article of Association that Preferred Shares to vote separately as a class.

Conversion right

Each Preferred Share would automatically be converted into ordinary shares, at the conversion price (i) immediately upon the closing of a qualified initial public offering or (ii) upon the prior written approval of the holders of majority of Preferred Shares (voting together as a single class).

Unless converted earlier pursuant to above, each holder of Preferred Shares would have the right, at such holder’s sole discretion, to convert all or any portion of the Preferred Shares into ordinary shares at any time.

In respective of the conversion price, the conversion rate for Preferred Shares would be determined by dividing the issue price (US$2,000) per share at the time of its issuance (the “Issue Price”) by the conversion price then in effect at the date of the conversion. The initial conversion price will be the Issue Price on first Preferred Share was issued (i.e., a 1-to-1 initial conversion ratio), and such initial conversion price would be subject to adjustments to reflect stock dividends, stock splits and future capital raises at a price per share lower than the conversion price in effect on the date of and immediately prior to such issuance (the “Applicable Conversion Price”). Upon future capital raises at a price per share lower than the Applicable Conversion Price, anti-dilution adjustment would be applied to reduce the Applicable Conversion Price concurrently.

Dividend right and protection provision

Each holder of Preferred Shares were entitled to receive dividends, prior and in preference to any declaration or payment of any dividend on the ordinary shares or any other class or series of shares issued by the Company, at the rate of four percent per annum of the applicable issue price of the Preferred Shares, on a non-cumulative basis, for each Preferred Share held by such holder. As part of the protective provision, certain reserved matters of the Company and its subsidiaries shall require the prior written approval of the holders of a majority of Preferred Shares as provided in the Articles of Association of the Company (the “Articles”).

Redemption right

The Preferred Shares are redeemable at the request of the holders at earlier of (i) a qualified initial public offering has not been consummated on or before the fifth anniversary of the date on which the first Preferred Share was issued; or (ii) a redemption right has been triggered by a materially breach of certain transaction documents by the Company; or (iii) the Company materially fails to comply with applicable laws and regulations. The redemption price (the “Redemption Price”) for each Preferred Share shall be equal to the higher of (i) 100% of the applicable Issue Price for such Preferred Shares and plus all declared but unpaid dividend, or (ii) the then fair market value of such Preferred Share.

Liquidation preference

The Preferred Shares also provided with liquidation preference to its holders in the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary or the consummation of a liquidation event as provided in the Articles to recover one hundred percent (100%) of the corresponding Issue Price per Share (such price may be adjusted as necessary) plus all accrued or declared but unpaid dividends.

As at 31 March 2024, DSL had 3,000 Preferred Shares issued and outstanding, with recapitalized amount of 2,460,000 Preferred Shares and the carrying amount was $9,359,000 with fair value gain of $4,101,000 recognized during the year ended 31 March 2024.

In May 2024, DSL had issued a further 151 Series A Preferred Shares, with recapitalized amount of 123,820 Preferred Shares, and fair value of $369,648 was charged to profit or loss. The issuance of the 151 Series A Preferred Shares was the result of an anti-dilution clause, which was triggered upon the completion of the Capital Raise from Rhino Ventures in May 2024. In July 2024, in the Exchange as mentioned in Note 1.1, Series A Preferred Shares of DSL were exchanged for Preferred Shares, where Preferred Shares contained the same terms and conditions as the Series A Preferred Shares.

On December 20, 2024, following the Company’s registration statement Form F-1 being declared effective by the SEC, the outstanding 2,583,820 Preferred Shares were converted into Ordinary Shares on a 1:1 basis with 2,583,820 Ordinary Shares being issued. During the year ended March 31, 2025, a fair value gain of $4,117,648 was recognized and there were no Preferred Shares outstanding as of March 31, 2025.

The fair value of Preferred Shares as of the date of conversion amounted to $5,611,000. The Discounted Cash Flow (“DCF”) method was used to determine the total equity value of the Group by capturing the present value of the expected cash flows. The equity allocation model was then used to allocate the total equity value of the Group to derive the fair value of the Preferred Shares.

For details of fair value measurement as of 31 March 2024, please refer to note 26.5 to the consolidated financial statements.

18 CONVERTIBLE LOAN notes (the “notes”)

	At 31 March 2025	At 31 March 2024
	USD	USD
Fair value of the Notes	-	3,743,000
Accrued interest	-	347,342
	-	4,090,342
Classified as:
Current liabilities	-	3,975,534
Non-current liabilities	-	114,808
	-	4,090,342

In January 2023, the Company issued a convertible loan note instrument to create unsecured Notes of up to $10,000,000 in aggregate, bears fixed interest rate of 8% per annum. The Notes had a maturity date on the second anniversary of the effective date of the instrument.

The Notes would automatically convert into ordinary shares at the conversion price on the earlier of the following events, (i) a relevant fund raising, (ii) change of control, or (iii) an initial public offering (“IPO”). Such senior class of shares to be issued to investors in connection with the relevant fund raising or issued at the completion of the change of control or IPO.

During the year ended 31 March 2024, a Note with a face value of $100,000 was issued resulting in an aggregate face value of $3,350,000 as of 31 March 2024.

Upon the Recapitalization in July 2024, the $1,000,000 loan due from DSL to a related company, Diginex (Holdings) Limited, was converted into $1,000,000 Notes of which Rhino Ventures held $517,535 of the principal amount and Working Capital Innovation Fund II L.P. held $482,465 of the principal amount.

On 3 August 2024, the maturity date of the Notes with a principal of $1,000,000 was extended to 3 November 2024.

On December 20, 2024, following the Company’s registration statement being declared effective by the SEC, all the outstanding Notes with an aggregate face value of $4,350,000 and accrued interest of $751,781, totaling $5,101,781, were converted into Ordinary Shares at a conversion price of $2.17 resulting in the issuance of 2,347,134 Ordinary Shares. During the year ended March 31, 2025, a fair value loss of $639,000 (2024: loss of $374,000) was recognized and there were no Notes outstanding as of March 31, 2025.

The fair value of the Notes as of the date of conversion amounted to $5,382,000 and is determined using binomial option pricing model.

For details of fair value measurement as of 31 March 2024, please refer to note 26.5 to the consolidated financial statements.

19 LEASE LIABILITIES

During the year ended 31 March 2024, the Group entered into a lease that expires on 1 January 2027. The initial quarterly rent was 31,316 Euros ($34,580). The lease is adjusted annually by an indexation factor and has an annual break clause. The quarterly rent was adjusted and increased to 32,091 Euros ($34,905) from February 2024 and was further adjusted to 32,328 Euros ($33,917) from February 2025.

Changes in lease liability is as follows:

	At 31 March	At 31 March
	2025	2024
	USD	USD
At 1 April	365,356	-
Increase in lease liability	-	482,619
Interest expense (note 8)	17,236	18,328
Lease modification adjustment	(5,955)	(25,837)
Reduction in lease liability	(138,962)	(109,754)
	237,675	365,356

Classified in the consolidated statements of financial position as follows:

	At 31 March	At 31 March
	2025	2024
	USD	USD
Current	126,808	122,076
Non-current	110,867	243,280
	237,675	365,356

Maturity of lease liabilities is as follows:

	At 31 March	At 31 March
	2025	2024
	USD	USD
Not later than one year	135,670	139,619
Later than one year and not later than five years	113,058	255,969
	248,728	395,588
Finance costs	(11,053)	(30,232)
Present value of minimum lease payments	237,675	365,356

The lease commitments have been discounted to calculate a present value of commitments using a cost of capital rate of 5.25% (2024: 5.88%).

20 SHARE CAPITAL

Under a deemed reverse acquisition (as discussed in note 3), the historical shareholders’ equity of DSL, being the accounting acquirer (legal acquiree) prior to the Transaction is retrospectively adjusted to reflect the legal capital structure of the accounting acquiree (legal acquirer) and the Share Subdivision. This is calculated by using the exchange ratio as determined on the completion of the Transaction being 410 shares in the Company for each DSL share and multiplying by 2 for the impact of Share subdivision. The difference in value of the share capital arising from this conversion versus the share capital amount in DSL is recorded in equity under the capital reserve.

The Shares of the Company have a par value of $0.00005 after the Share Subdivision.

							Share capital
							net of capital
		Share capital		Share	Capital	Warrant	reserve and warrant
	Notes	Shares	Amount	premium	reserve	reserve	reserve
			USD	USD	USD		USD
Balance at 1 April 2022 and 31 March 2023 – pre-recapitalization		11,582	3,725,301	-	-	-	3,725,301
Recapitalization of DSL (1:410 exchange ratio)	(b)	4,737,038	(3,724,826)	-	3,724,826	-	-
Sub-total		4,748,620	475	-	3,724,826	-	3,725,301
Share Subdivision	(c)	4,748,620	-	-	-	-	-
Balance at 31 March 2023 – recapitalized		9,497,240	475	-	3,724,826	-	3,725,301

Balance at 1 April 2023 – pre-recapitalization		11,582	3,725,301	-	-	-	3,725,301
Exercise of share option awards	(a)	44	27,368	-	-	-	27,368
Balance at 31 March 2024 – pre-recapitalization		11,626	3,752,669	-	-	-	3,752,669
Recapitalization of DSL (1:410 exchange ratio)	(b)	4,755,034	(3,752,192)	-	3,752,192	-	-
Sub-total		4,766,660	477	-	3,752,192	-	3,752,669
Founding share of the Company		1	-	-	-	-	-
Sub-total		4,766,661	477	-	3,752,192	-	3,752,669
Share Subdivision	(c)	4,766,661	-	-	-	-	-
Balance at 31 March 2024 – recapitalized		9,533,322	477	-	3,752,192	-	3,752,669

Balance at 1 April 2024 – pre-recapitalization		11,626	3,752,669	-	-	-	3,752,669
Exercise of share option awards (pre-recapitalization)	(d)	44	27,368	-	-	-	27,368
Capital Raise	(e)	5,086	1,346,800	-	-	6,653,200	8,000,000
Pre-recapitalized balance		16,756	5,126,837	-	-	6,653,200	11,780,037
Recapitalization of DSL (1:410 exchange ratio)	(b)	6,853,204	(5,126,150)	-	5,126,150		-
Sub-total		6,869,960	687	-	5,126,150	6,653,200	11,780,037
Founding share of the Company		1	-	-	-		-
Sub-total		6,869,961	687	-	5,126,150	6,653,200	11,780,037
Share Subdivision	(c)	6,869,961	-	-	-		-
Recapitalized balance		13,739,922	687	-	5,126,150	6,653,200	11,780,037
Exercise of share option awards (post-recapitalization)	(f)	1,003,680	50	1,768,661	-	-	1,768,711
Conversion of Preferred Shares	(g)	2,583,820	129	5,610,871	-	-	5,611,000
Conversion of convertible loan notes	(g)	2,347,134	117	6,133,664	-	-	6,133,781
Capitalization of loan from immediate holding company	(h)	731,707	37	2,999,963	-	-	3,000,000
IPO and Exercise of overallotment option	(i)	2,587,500	130	9,176,277	-	-	9,176,407
Issuance of IPO Warrants	(j)	-	-	-	-	72,610,000	72,610,000
Balance at 31 March 2025		22,993,763	1,150	25,689,436	5,126,150	79,263,200	110,079,936

(a)	In October 2023, DSL issued 44 ordinary shares to an employee via the exercising of vested employee share options. These shares rank pari passu with the existing ordinary shares of DSL in all respects. These shares equate to 36,080 shares post the Recapitalization.

(b)	On 15 July 2024, the Company completed a Share Exchange Transaction (the “Transaction”) with DSL and each of the shareholders of DSL. Prior to the Transaction, the Company had issued one founding share with a par value of USD 0.0001 and was a newly incorporated entity without material business activities, while DSL was the parent of the DSL Group. The Transaction resulted in the Company becoming the immediate holding company of DSL and DSL became a wholly owned subsidiary of the Company. The Transaction resulted in one share in DSL being exchanged for four hundred and ten (410) Ordinary Shares.

(c)	On 26 July 2024, the authorized share capital of the Company changed to USD50,000 divided into 960,000,000 Ordinary Shares of USD0.00005 par value each and 40,000,000 Preferred Shares of USD0.00005 par value each (the “Share Subdivision”). The Share Subdivision resulted in the shareholding of each Company shareholder increasing by a multiple of two.

(d)	In April 2024, DSL issued 44 shares to an employee via the exercising of vested employee share options. These shares rank pari passu with the existing ordinary shares of DSL in all respects. These shares equate to 36,080 shares post the Recapitalization.

(e)	On May 27, 2024, DSL Group completed the Capital Raise and DSL allotted 5,086 ordinary shares and 10,172 warrants to Rhino Ventures. The warrants have a fair value of $6,653,200 and $1,346,800 being allocated to share capital with a total value recognized in reserves of $8,000,000. These shares equate to 4,170,520 shares post the Recapitalization.

(f)	In August 2024, the Company issued 1,003,680 shares to certain employees via the exercising of vested employee share options. These shares rank pari passu with the Ordinary Shares in all respects.

(g)	On December 20, 2024, the Company’s registration statement Form F-1 being declared effective by the SEC. This resulted in outstanding Preferred Shares converting into 2,583,820 Ordinary Shares on a 1:1 basis. All the outstanding convertible loan notes with an aggregate face value of $4,350,000 and accrued interest of $751,781, totaling $5,101,781, also converted into Ordinary Shares at a conversion price of $2.17 resulting in the issuance of 2,347,134 Ordinary Shares.

(h)	Pursuant to a triparty loan agreement dated September 30, 2024, $3.0 million loan from Rhino Ventures was capitalized through the issuance of 731,707 Ordinary Shares.

(i)	On January 23, 2025, the Company closed on its IPO of 2,250,000 ordinary shares, par value $0.00005 per share, at a public offering price of $4.10 per ordinary share, for total gross proceeds of $9,225,000, before deducting underwriting discounts, commissions, and other related expenses. The net proceeds amounted to $7,747,756.

On January 27, 2025, the Company also closed on the underwriter’s exercise of the Over-Allotment Option to purchase 337,500 Ordinary Shares pursuant to the Underwriting Agreement. Pursuant to the Over-Allotment Option, the underwriters purchased an additional 337,500 Ordinary Shares at the public offering price of $4.10 per share, resulting in additional gross proceeds of $1.38 million, before deducting underwriting discounts and other related expenses. The net proceeds amounted to $1,261,969.

After giving effect to the full exercise of the Over-Allotment Option, the total number of Ordinary Shares sold by the Company in the IPO increased to 2,587,500 Ordinary Shares. The gross proceeds of $10,608,750 are deducted against the Deferred IPO Expenses of $1,432,343 upon the successful closing of the IPO and share capital of $130 and share premium of $9,176,277 are recognized.

(j)	On January 23, 2025, the Company issued Rhino Ventures 6 tranches of the IPO Warrants (as defined in note 21.2) , with each tranche comprising 2,250,000 warrants, in connection with the IPO. For details, please refer to note 21.2.

314 ordinary shares issued by DSL in March 2022, with recapitalized amount of 257,480 Ordinary Shares, were issued with conditions. The conditions were based on the use of funds and the provision of information by DSL to the shareholder. Should any conditions not be met then there was a 30-day remediation period to resolve the issue. If such issues could not be resolved the shareholder can demand DSL to buy back the investment at the higher of the fair value of the investment or the initial investment value. Such conditions lapsed on the IPO of the Company. Following the successful closing of the IPO on January 23, 2025, the option lapsed accordingly.

21 OTHER RESERVES

Nature and purpose of reserves

21.1 Capital reserve

The capital reserve of $5,126,150 arose from the recapitalization of the Group with the Company’s share capital issued as part of the Transaction and the impact of the Share Subdivision. This reserve ensures that the total shareholders equity both pre- and post-Transaction and the Share Subdivision remains the same as that of the DSL Group immediately before the Transaction and Share Subdivision.

21.2 Warrant reserve

Private warrants

In May 2024, the Group completed the Capital Raise with its immediate holding company, Rhino Venture. As part of this transaction, DSL allotted 5,086 ordinary shares and 10,172 warrants (the “DSL Private Warrants”) to Rhino Venture, with an exercise price of $2,512 per warrant. If fully exercised, the DSL Private Warrants will result in the issuance of such number of ordinary shares equal to 51% of the total issued and outstanding shares of the Company at the time of exercise. For partial exercise, the number of shares to be issued will be determined on a prorated basis at the time of exercise.

Following the Transaction and Recapitalization in July 2024, the DSL Private Warrants were cancelled and the Company issued 4,170,520 warrants (the “Private Warrants”) as a replacement with an exercise price of $6.13. The Private Warrants were issued on identical terms and with the same economic benefits as the DSL Private Warrants. Post the completion of the Restructuring, there was no change to the economic position of the shareholders or warrant holders.

Both the Private Warrants and the DSL Private Warrants (collectively, “Both Private Warrants”) are classified as an equity instrument on the basis that they do not include contractual obligation to deliver cash to the warrant holder, and Both Private Warrants meet the fixed-for-fixed condition by preserving the relative economic interests of both the warrant holder and the Company’s shareholders. The DSL Private Warrants were initially recognized at their fair value on the date of issuance and no subsequent remeasurement is required. The binomial option-pricing model was used to determine the fair value of the DSL Private Warrants, with key inputs and assumption set out as follow:

Grant date	May 28, 2024
Time to expiry (year)	3.00
Spot price (pre-recapitalization)	$2,252
Risk-free rate	4.75%
Dividend yield	0.00%
Volatility	41.33%

Given the Private Warrants were issued as a replacement on identical terms, no additional valuation or remeasurement was required. No Private Warrants had been exercised during the year ended March 31, 2025.

IPO warrants

On January 23, 2025, the Company issued Rhino Ventures the warrants identified below in connection with the IPO. The IPO Warrants are classified as an equity instrument on the basis that they do not include contractual obligation to deliver cash to the warrant holder, and the IPO Warrants meet the fixed-for-fixed condition by preserving the relative economic interests of both the warrant holder and the Company’s shareholders. The IPO Warrants were initially recognized at their fair value on the date of issuance and no subsequent remeasurement is required.

Tranche	Number of Warrants	Exercise Price (per share)	Expiration Date	Duration from January 23, 2025
1	2,250,000	$5.13	July 23, 2025	6 months
2	2,250,000	$6.15	October 23, 2025	9 months
3	2,250,000	$7.18	January 23, 2026	12 months
4	2,250,000	$8.20	April 23, 2026	15 months
5	2,250,000	$10.25	July 23, 2026	18 months
6	2,250,000	$12.30	January 23, 2027	24 months

The binomial option-pricing model was used to determine the fair value of the IPO Warrants, with key inputs and assumptions set out as follow:

Tranche	1	2	3	4	5	6
Time to expiry (year)	0.50	0.75	1.00	1.25	1.50	2.00
Closing Spot price on January 23	$12.75	$12.75	$12.75	$12.75	$12.75	$12.75
Risk-free rate	4.27%	4.23%	4.18%	4.21%	4.23%	4.29%
Dividend yield	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Volatility	30.66%	32.79%	33.25%	32.83%	32.81%	33.05%

No IPO warrants had been exercised during the year ended March 31, 2025.

21.3 Share option reserve

The share option reserve comprises of the fair value of share option awards that have yet to vest.

21.4 Exchange reserve

Exchange reserve comprises all foreign exchange differences arising from the translation of the financial statement of foreign operation. The reserve is dealt with in accordance with the accounting policies set out in note 4.

21.5 Accumulated losses

Accumulated losses are the cumulative net loss of the Group sustained in the business.

22 DIVIDEND

No dividends were declared or paid during each of the years ended 31 March 2023, 2024 and 2025.

23 SHARE-BASED PAYMENTS

DSL’s Share Option Award Scheme (the “DSL Scheme”)

The board of directors of DSL (the “DSL Board”) approved and adopted the DSL Scheme which outlines the grant of share option award (the “DSL Award”) to selected employees and/or consultants of the DSL Group (the “DSL Participant”) to subscribe ordinary shares of DSL (the “DSL Share”). The DSL Board may determine the DSL Participant and grant DSL Shares under the DSL Scheme not exceeding 15% of issued shares in the Company on a fully diluted basis. Purpose of the DSL Scheme is to attract and retain the best available talent for the DSL Group to benefit its business operations.

DSL may grant the DSL Participant an DSL Award consisting in the right to acquire or receive a certain number, or a percentage, of DSL Shares (the “DSL Ownership Stake”) determined in the DSL Scheme (each event being an “DSL Award Grant”). The DSL Award Grant shall vest after thirty-six (36) calendar months of continuous employment with, or service to, DSL or of any of its affiliates (the “DSL Vesting Date”). Unless exercised, the Award will lapse and expire after six (6) calendar months from the Vesting Date (“DSL Long Stop Date”).

The number of DSL Shares the DSL Participant is entitled to under an DSL Award Grant shall be determined at the DSL Vesting Date. The vesting of the DSL Award Grant shall confer to the DSL Participant the same shareholding percentage in DSL as the DSL Ownership Stake. Unless determined at the time of the DSL Award Grant, such shareholding shall be calculated based on the total number of DSL Shares issued at the DSL Vesting Date.

Prior to the DSL Long Stop Date, should DSL give notice of: 1) merger or acquisition or similar event involving change of control of DSL; or 2) listing of its shares on a recognized and regulated stock exchange, all DSL Awards, whether vested or unvested, shall be: 1) (i) automatically exchanged for equivalent options over or in relation to shares in the acquirer entity or listed company; or (ii) cancelled in exchange for, and automatically converted to, shares in the acquiring entity or listed company in equivalent value as the value under the DSL Award Grant, which will be locked-up for a period of 15 months from the date of change of control or listing, respectively, (the “DSL Lock-up Period”) and will be released in three (3) equal instalments over a period of six (6) months following the expiration of such DSL Lock-up Period.

The DSL Award Grant shall be forfeited and cancelled if before the DSL Vesting Date: (a) the DSL Participant hands in a notice of resignation; (b) the DSL Participant gives notice of termination of service; or (c) the DSL Participant’s employment or service with DSL is terminated for any reason, unless otherwise determined by the DSL Board in its sole and absolute discretion.

Diginex Limited 2024 Omnibus Incentive Plan (the “Scheme”)

On 28 July 2024, the board of directors of the Company (the “Board”) approved and adopted the Diginex Limited 2024 Omnibus Incentive Plan (the “Scheme”), which replaced the DSL Scheme, which outlines the grant of share option award (the “Award”) to selected employees and/or consultants of the Group (the “Participant”) to subscribe ordinary shares of the Company (the “Share”). The Board may determine the Participant and grant Shares under the Scheme not exceeding 5,400,000 ordinary shares. Purpose of the Scheme is to attract and retain the best available talent for the Company to benefit its business operations.

The Company may grant the Participant an Award consisting in the right to acquire or receive a certain number, or a percentage, of Shares (the “Ownership Stake”) determined in the Scheme (each event being an “Award Grant”). The exercise price of Shares purchasable under an Award shall be determined at the time of grant, provided that the exercise price per Share for the Shares to be issued pursuant to the exercise of an Award shall be no less than the par value of such Share.

Awards vest and become exercisable in accordance with the terms and conditions specified in the applicable Award Agreement, which may include the achievement of pre-established performance goals, if applicable. For Awards granted prior to the Company’s listing on the NASDAQ Capital Market or any other stock exchange, vesting occurs on (i) the date(s) specified in the Award Agreement, (ii) after 36 months of continuous employment or service with the Company or its affiliates, or (iii) an earlier date if determined at the discretion of the Board to accelerate the vesting schedule.

Upon termination of employment or service, the treatment of stock options depends on the circumstances of the termination. If the termination occurs for reasons other than cause, retirement, disability, or death, vested options remain exercisable for 90 days following the termination date. This period is extended to one year if the participant passes away during the 90-day period. Unvested options, however, are forfeited immediately upon termination. In all cases, options cannot be exercised beyond their original expiration date. For terminations due to retirement, disability, or death, vested options remain exercisable for one year from the termination date, subject to their original expiration date. Unvested options are forfeited immediately upon termination. If the termination is for cause, all options, whether vested or unvested, are forfeited immediately.

Details of the Awards granted during the years ended March 31, 2023, 2024 and 2025:

		Number of/% of share option			Fair value per
Grant dates		award to vest	Vesting periods		option at grant date
			From	To	USD
25-Apr-2022	*	0.10%	25-Apr-2022	31-Mar-2023	3.924 (recapitalized)
25-May-2022		0.10%	25-May-2022	5-Nov-2023	3.924 (recapitalized)
26-Sep-2022	*	1.00%	26-Sep-2022	25-Sep-2025	4.254 (recapitalized)
18-Oct-2022	**	0.10%	18-Oct-2022	1-Sep-2024	4.287 (recapitalized)
23-Nov-2022	**	0.20%	23-Nov-2022	1-Jul-2023	4.354 (recapitalized)
12-Jan-2023	**	0.05%	12-Jan-2023	1-Jul-2023	4.446 (recapitalized)
1-May-2023	***	1.00%	1-May-2023	30-Apr-2026	4.321 (recapitalized)
8-Aug-2023	***	2.40%	8-Aug-2023	8-Aug-2023	3.460 (recapitalized)
1-Sep-2023	***	0.20%	1-Sep-2023	30-Apr-2026	3.251 (recapitalized)
31-Jul-2024		65,426	31-Jul-2024	27-Aug-2026	2.098
31-Jul-2024		303,400	31-Jul-2024	31-Jul-2027	2.098
21-Aug-2024	****	0.50%	21-Aug-2024	30-Apr-2026	2.098

*	Fair value of the DSL Awards as of 25 April 2022 and 26 September 2022 is approximated to that as of 1 April 2022 and 30 September 2022, respectively.

**	Fair values of the DSL Awards as of 18 October 2022, 23 November 2022 and 12 January 2023 are determined using interpolation method between the fair values determined on 30 September 2022 and 31 March 2023.

***	Fair values of the DSL Awards as of 1 May 2023, 8 August 2023 and 1 September 2023 are determined using the interpolation method between the fair values determined on 31 March 2023 and 30 September 2023.

****	Fair value of the Awards as of 21 August 2024 is with reference to the fair values determined on 31 July 2024.

Number of shares options. Re-capitalization takes into account the impact of the share exchange between the Company and DSL at a ratio of 410:1 and the subsequent share subdivision on the Company at a ratio of 2:1:

	Number of share options
At 1 April 2022		1,404
Additions		141
At 31 March 2023		1,545
At 31 March 2023 recapitalized		1,266,900
- weighted average exercise price	$	Nil
- number of share options exercisable		0

At 1 April 2023, based on number of DSL’s shares-in-issue		1,545
Additions		389
Exercised (note a)		(44)
At 31 March 2024, based on number of DSL’s shares-in-issue		1,890
At 31 March 2024 recapitalized		1,549,800
- weighted average exercise price	$	Nil
- number of share options exercisable		1,380,060

At 1 April 2024, based on number of DSL’s shares-in-issue		1,890
Additions		69
Exercised (note b)		(44)
Pre-recapitalized balance		1,915
Post-recapitalized balance		1,570,219
Additions		566,119
Exercised (note c)		(1,003,680)
Expired		(352,600)
At 31 March 2025, based on number of Diginex Limited’s shares-in-issue		780,058
‘- weighted average exercise price		$0.00005
‘- number of share options exercisable		17,345

(a)	The weighted average share price at the exercise date is $2.998 (recapitalized).

(b)	The weighted average share price at the exercise date is $2.746 (recapitalized).

(c)	The weighted average share price at the exercise date is $2.098.

(d)	The weighted average remaining contractual life of the outstanding share options is 2.57 years as of March 31, 2025 (2024: 0.63 years; 2023: 1.02 years).

Movement of share option reserve:

Share option reserve
USD
At 1 April 2022	499,808
Additions	584,462
At 31 March 2023	1,084,270
Additions	1,352,787
Exercised	(27,368)
At 31 March 2024	2,409,689
Additions	859,685
Exercised	(1,796,029)
Expired	(397,000)
At 31 March 2025	1,076,345

The fair value of the Awards granted is estimated at the grant date using the discounted cash flow (“DCF”) and equity allocation model (“EAM”). The following table lists the inputs to those models at respective grant date:

Dates of fair value	Valuation approach	Discount rate	Terminal growth rate	Lack of marketability discount	Lack of control discount	Volatility
1-Apr-2022	DCF & EAM	17%	3%	15%	20%	41.16%
25-May-2022	DCF & EAM	17%	3%	15%	20%	41.16%
30-Sep-2022	DCF & EAM	17%	3%	15%	20%	44.16%
31-Mar-2023	DCF & EAM	17%	3%	15%	20%	46.62%
30-Sep-2023	DCF & EAM	18%	3%	10%	20%	42.41%
31-Jul-2024	DCF & EAM	16%	3%	3%	20%	38.16%

The equity value at 100% basis is determined using DCF method based on the estimates of cash flows as of the grant date discounted using an appropriate discount rate, having considered relevant risk factors. Volatility is determined based on the average annualized standard deviation of the historical stock prices of listed comparable companies.

24 RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

The table below details changes in the Group’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group’s consolidated statement of cash flows as cash flows from financing activities.

	Preferred shares	Convertible loan notes	Amount due to immediate holding company	Amount due to a related company	Loan from immediate holding company	Loan from a related company	Total
	US$	US$	US$	US$	US$	US$	US$
At 1 April 2022	11,619,000	-	506	-	-	-	11,619,506
Financing cash flows
Additions	-	3,250,000	600,000	-	2,250,000	1,000,000	7,100,000
Repayments	-	-	(600,000)	-	-	-	(600,000)
Interest expenses	-	80,822	-	-	78,926	60,712	220,460
Fair value adjustments	1,841,000	19,000	-	-	-	-	1,860,000
At 31 March 2023	13,460,000	3,349,822	506	-	2,328,926	1,060,712	20,199,966

At April 1, 2023	13,460,000	3,349,822	506	-	2,328,926	1,060,712	20,199,966
Financing cash flows
Additions	-	100,000	5,345,423	-	564,483	-	6,009,906
Repayments	-	-	-	-	(1,150,000)	-	(1,150,000)
Non-cash transaction	-	-	-	34,579	-	-	34,579
Interest expenses	-	266,520	-	-	187,584	80,219	534,323
Fair value/other adjustments	(4,101,000)	374,000	-	-	-	-	(3,727,000)
At March 31, 2024	9,359,000	4,090,342	5,345,929	34,579	1,930,993	1,140,931	21,901,774

At 1 April 2024	9,359,000	4,090,342	5,345,929	34,579	1,930,993	1,140,931	21,901,774
Financing cash flows
Additions	-	-	713,719	-	3,410,461	-	4,493,828
Repayments	-	-	-	-	(530,019)	-	(530,019)
Non-cash transaction	(5,611,000)	(4,968,302)	(6,059,142)	-	(4,940,858)	(1,165,479)	(22,744,781)
Interest expenses	-	238,960	-	-	129,423	24,548	392,931
Fair value/other adjustments	(3,748,000)	639,000	(506)	-	-	-	(3,479,154)
At 31 March 2025	-	-	-	34,579	-	-	34,579

25 SUBSIDIARIES

The Group’s subsidiaries on March 31, 2025, from a legal perspective following the Recapitalization, are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Group. The country of incorporation or registration is also their principal business place of business. Particulars of the subsidiaries as of March 31, 2025 are as follows:

Name of entities	Places of Incorporation and operation	Principal activities	Particulars of issued/registered share capital	Percentage of ownership interest
Diginex Solutions (HK) Limited*	Hong Kong	Provision of ESG reporting solutions services	19,907 ordinary shares issued (2024: 11,626 ordinary shares and 3,000 preferred shares issued) (note)	Direct 100% (2024: 100%)
Diginex USA, LLC	United States of America	Provision of ESG reporting solutions services	1,000 Class A Units of $10 each (2024: 1,000 Class A Units of $10 each)	Indirect 100% (2024: 100%)
Diginex Services Limited	United Kingdom	Provision of ESG reporting solutions services	Ordinary shares of 1 pence each (2024: Ordinary shares of 1 pence each	Indirect 100% (2024: 100%)

Note:	In September 2024, the Company converted all issued Preferred Shares of DSL into ordinary shares of DSL at a ratio of 1 preferred share to 1 ordinary share.

26 FINANCIAL RISK MANAGEMENT

26.1 Market risk factors

The Group’s activities expose it to a variety of market risks: foreign currency risk, interest rate risk and liquidation risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance.

The risks are minimized by the financial management policies and practices described below.

26.1.2 Foreign currency risk

The Group operates primarily in USD and HKD, albeit there is an increasing exposure to GBP. Given USD and HKD are pegged within a range, the Group had a reduced exposure to foreign currency risk during the year. Given the increasing exposure to other currencies, the Group will formalize a foreign currency hedging policy in respect of foreign currency transactions, assets and liabilities. The Group monitors its foreign currency exposure closely and will consider hedging significant foreign currency exposure to manage the risk. The material balance sheet items are denominated in USD and as such no sensitivity analysis on the impact of foreign exchange movements has been performed.

26.1.3 Interest rate risk

The Group has minimal interest rate risk because there are no significant borrowings at variable interest rates. The Group currently does not have an interest rate hedging policy. However, the management monitors interest rate exposure and will consider other necessary actions when significant interest rate exposure is anticipated. The Group’s cash flow interest rate risk relates primarily to variable-rate bank balances. The exposure to the interest rate risk for variable rate bank balances is insignificant as the bank balances have a short maturity period.

26.2 Credit risk

The Group has exposure to credit risk arising from deposits in banks as well as trade receivables. Credit risk is managed on a Group basis.

The amount of the Group’s maximum exposure to credit risk is the amount of the Group’s carrying value of the related financial assets and liabilities as of the end of the reporting period.

26.2.1 Deposits with bank

With respect to the Group’s deposits with banks, the Group limits its exposure to credit risk by placing deposits with financial institutions with high credit ratings and no recent history of default. Given the high credit ratings of the banks, management does not expect any counterparty to fail to meet its obligations. Management will continue to monitor the position and will take appropriate action if their ratings are changed. As at 31 March 2025 and 2024, the Group had a concentration of deposits with one bank but does have additional banking relationships to mitigate any concentration risk.

26.3 Liquidity risk

26.3.1 Financing arrangement

The Group monitors its cash position on a regular basis and manages cash and cash equivalents to finance the Group’s operations. The Group has been primarily financed via the proceeds from the issuance of equity, issuance of convertible loan notes and access to a shareholder loan together with proceeds from the IPO.

26.3.2 Maturities of financial liabilities

The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the end of each financial reporting period to the contractual maturity dates. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Within 1 year	1-5 years	Total
	USD	USD	USD
At 31 March 2025
Accounts payable	200,660	-	200,660
Other payables and accruals	706,874	-	706,874
Deferred revenues	505,424	-	505,424
Due to a related company	34,579	-	34,579
Lease liabilities	126,808	110,867	237,675
	1,574,345	110,867	1,685,212
At 31 March 2024
Accounts payable	788,798	-	788,798
Other payables and accruals	596,870	-	596,870
Tax payables	8,917	-	8,917
Deferred revenues	322,826	-	322,826
Due to a related company	34,579	-	34,579
Due to immediate holding company	5,345,929	-	5,345,929
Loan from immediate holding company	1,930,993	-	1,930,993
Loan from a related company	1,140,931	-	1,140,931
Lease liabilities	122,076	243,280	365,356
Preferred shares	-	9,359,000	9,359,000
Convertible loan notes	3,975,534	114,808	4,090,342
	14,267,453	9,717,088	23,984,541

26.4 Capital risk

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern and to maximize the return to the shareholders through the optimization of the debt and equity balance.

The Group manages its capital structure and adjusts it in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may issue new shares or other instruments. No changes were made in the objectives, policies or processes for managing capital during the years ended 31 March 2025 and 2024.

26.5 Fair values measurements

26.5.1 Fair value hierarchy

This section explains the judgements and estimates made in determining the fair values of financial instruments in the consolidated financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Group has classified its financial instruments and non-financial assets into the three levels prescribed under the accounting standards. An explanation of each level is set out in Note 3. There is no transfer between level 1, 2 or 3 during both years.

Fair value measurements using level 3	At 31 March 2025	At 31 March 2024
	USD	USD
Recurring fair value
Preferred shares	-	9,359,000
Convertible loan notes	-	3,743,000

26.5.2 Valuation techniques used to determine fair values

Below lists the valuation techniques and key inputs used by the Group to value its Level 3 financial instruments. There has been no change in valuation technique during the year ended 31 March 2025 and 2024.

Financial instruments	Amount as at 31 March 2025	Amount as at 31 March 2024	Valuation techniques and key inputs
Preferred shares (Note 1)	-	$9,359,000	The Discounted Cash Flows (“DCF”) method was used to determine the total equity value of the Group by capturing the present value of the expected cash flows.

			The equity allocation model was then used to allocate the total equity value of the Group to different classes of shares of the Company.

Convertible loan notes (Note 2)	-	$3,743,000	Binomial Option Pricing Model

Notes:

1.	An increase in the revenue growth rate used in isolation would result in an increase in the fair value measurement of the preferred shares, and vice versa, while a slight increase in the discount rate used in isolation would result in a decrease in the fair value measurement of the preferred shares, and vice versa. As of 31 March 2024, a 1% (2025: N/A) increase in the discount rate holding all other variables constant would decrease the carry amount of the preferred shares by $0.9 million (2025: N/A) while a 1% (2025: N/A) decrease in the discount rate holding all other variables constant would increase the carry amount of the preferred shares by $1.1 million (2025: N/A). A 1% (2025: N/A) increase in the revenue growth rate holding all other variables constant would increase the carry amount of the preferred shares by $0.6 million (2025: N/A) while a 1% (2025: N/A) decrease in the discount rate holding all other variables constant would decrease the carry amount of the preferred shares by $0.6 million (2025: N/A).

2.	A 1% increase in the discount rate used in isolation would result in a minimal decrease in the fair value measurement of the convertible loan notes, and vice versa.

26.5.3 Reconciliation of Level 3 fair value measurements

	At 31 March 2025	At 31 March 2024
	USD	USD
At 1 April	13,102,000	16,729,000
Additions	1,369,648	100,000
Fair value adjustments	(3,478,648)	(3,727,000)
Conversion	(10,993,000)	-
At 31 March	-	13,102,000

26.5.4 Financial assets and financial liabilities measured at amortized cost

The financial assets and financial liabilities in the table below are measured at amortized cost. Management believes the carrying amounts of these financial assets and liabilities measured at amortized cost approximate their fair values.

	At 31 March 2025	At 31 March 2024
	USD	USD
Financial assets
Trade receivables	1,394,545	182,334
Other receivables	650,486	184,018
Contract assets	750	69,354
Restricted bank balance	399,400	-
Cash and cash equivalents	3,111,141	76,620
	5,556,322	512,326
Financial liabilities
Trade payables	200,660	788,798
Other payables	11,852	11,057
Tax payables	-	8,917
Due to related companies	34,579	34,579
Due to immediate holding company	-	5,345,929
Loan from a related company	-	1,930,993
Loans from immediate holding company	-	1,140,931
Lease liabilities	237,675	365,356
	484,766	9,626,560

27 COMMITMENTS

Pursuant to the Nomas MOU, Diginex has agreed pay fixed non-refundable fees in an aggregate amount of $800,000, with the initial payment of $400,000 paid upon signing of the Nomas MOU and the remaining balance of $400,000, as held under escrow and recognized as a restricted bank balance, to be released in equal installments upon the occurrence of three defined milestones via an escrow arrangement. The Nomas MOU also provides that the Company shall pay success fees upon achieving certain capital raise targets and the successful listing of the Company’s securities on the ADX.

Pursuant to the Al Noor MOU, Diginex has agreed to fees in an aggregate amount of $650,000, with the initial payment of $250,000 paid upon signing of the Al Noor MOU, an additional amount of $150,000 was paid in June 2025 and the remaining fees in equal installments upon the occurrence of three defined milestones. The Al Noor MOU also provides that the Company shall pay success fees upon achieving certain capital raise targets and the successful listing the Company s securities on the ADX.

28 SUBSEQUENT EVENTS

In accordance with IAS 10 “Events after the Reporting Period”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued, the Company has evaluated all events or transactions that occurred after the balance sheet date, up through the date the Company issued the financial statements.

●

On May 6, 2025, Rhino Ventures sold the tranches 4, 5 and 6 of the IPO Warrants to Nomas Global Investments-LLC-S.P.C for consideration of $300 million. Rhino Ventures received a promissory note for $50 million upon sale and will receive $250 million at December 31, 2025.

●	The Group entered into two new lease agreements to provide additional workspace for the Group’s expanding operations in UK and HK:

●

An 18-month office lease in the United Kingdom, commencing in April 2025, with monthly rent of GBP3,782 (approximate: $5,105). Right-of-use assets and lease liabilities would be recognized for the lease in accordance with IFRS 16 Leases.

●	A one-year office lease in Hong Kong, commencing in June 2025, with monthly rent of HK$52,000 (approximately: $6,625). Given the lease has a lease term of 12 months, the lease would be accounted for as a short-term lease and the Group would recognize the lease payments as an expense over the lease term.

●	On May 23, 2025, the Company signed a memorandum of understanding (the “Matter MOU”) to acquire Matter DK ApS (“Matter”) in an all share acquisition. Matter is an innovative ESG data company focused on delivering sustainability data and analytics solutions to the investment industry and helping financial institutions understand and communicate the sustainability of investments. Matter is based in Copenhagen, Denmark. The Matter MOU values the equity of Matter at $13 million which will be paid through the issuance of the Company’s ordinary shares valued at the 60-trading day trailing VWAP (volume weighted average price) as of May 23, 2025, and such shares issued to Matter will subject to an 18-month lock-up period. Target executives and key employees will also receive $2.5 million of Diginex shares with 50% released after 18 months following 12 months of good service and 50% after 30 months following 24 months of good service.

●	On May 23, 2025, the Company entered into a loan agreement with Matter (the “Matter Loan Agreement”), pursuant to which the Company agreed to loan Matter EUR 250,000, as follows: (1) EUR 150,000 (approximately: $175,500) within 3 business days of the signing of the Matter MOU, (2) EUR 50,000 (approximately: $58,500) within 30 days following the signing of the Matter MOU, and (3) EUR 50,000 (approximately: $58,500) within 60 days following the signing of the Matter MOU. The loan principal shall accrue interest at a rate of 5% per annum. Matter shall repay all amounts outstanding under the Matter Loan Agreement together with all accrued interest only if the Company fails to acquire 100% of the share capital of Matter under permitted reasons set forth in the Matter MOU. Repayment will be due 60 days after notification from the Company that they will not proceed with the acquisition of Matter.

●	On June 5, 2025, the Company signed a memorandum of understanding (the “Resulticks MOU”) for an acquisition of Resulticks Global Companies Pte. Limited (“Resulticks”) for shares and cash. Resulticks is a globally recognized leader in real-time, AI-driven customer engagement and data management solutions.

●	The Resulticks MOU values Resulticks at $2 billion which will be paid by the Company in three tranches: (1) $1.4 billion in the Company’s ordinary shares valued at $72 per share and subject to a 12-18 month lock-up. Shares will be issued at closing of the transaction; (2) $100 million in cash that is payable by the Company within 90 days of the closing of the transaction; and (3) an earnout of up to $500 million payable in the Company’s ordinary shares valued at $72 per share and paid in 3 independent tranches subject to Resulticks attaining at least 75% of the below audited EBITDA threshold figures:

	Earnout Amount	Accounting Period	EBITDA Threshold*
a.	$166,666,666	Fiscal Year 2026	$100,000,000
b.	$166,666,667	Fiscal Year 2027	$200,000,000
c.	$166,666,667	Fiscal Year 2028	$325,000,000

*	Resulticks shall receive a pro rated portion of the Earnout Amount provided Resulticks achieves between 75% and 100% of the EBITDA Threshold.

●	On June 23, 2025, the Company entered into a funding agreement with Resulticks. Under the terms of this agreement, the Company has agreed to provide Resulticks with funding of up to $11,000,000, to be disbursed in tranches as mutually agreed between the parties. The funding is intended to be completed by 11 July 2025 and will be offset against the proposed $200 million post-acquisition funding, if the acquisition proceeds. In the event that (a) the parties mutually determine not to proceed with the acquisition, or (b) the parties fail to enter into a definitive agreement by July 28, 2025 (or such later date as may be mutually agreed) (each a “Deal Failure”), any amounts disbursed under the funding arrangement will become repayable within 45 calendar days of a Deal Failure and will accrue interest at a rate of 10% per annum, effective from the date of initial disbursement until repayment.

Furthermore, the agreement provides that if Resulticks raises capital or draws down from a debt facility prior to the acquisition or a Deal Failure, the proceeds from such funding must be applied to repay any amounts disbursed by Diginex under the funding arrangement.

Up to the date of this report, the Company has disbursed $8 million to Resulticks.

●	On June 24, 2025, the Company received a non-interest-bearing advance of $5 million from Rhino Ventures who holds IPO Warrants in the Company and a further advance of $3 million on July 4, 2025. Rhino Ventures intends to make additional advances on a piecemeal basis through to late-July 2025, with the total amount to be applied toward the exercise of certain tranches of IPO Warrants into ordinary shares of the Company.

●

On July 1, 2025, the Board of Directors approved a forward stock split of its authorized issued and unissued shares such that the authorized share capital of the Company shall be changed to US$50,000 divided into 7,680,000,000 ordinary shares of par value $0.00000625 each and 320,000,000 preferred shares of par value $0.00000625 each. The forward stock split is subject to shareholders approval and will be voted on at an extraordinary general meeting (EGM) to be held on July 29, 2025.

