Form 20-F/A
period 2025-03-31
Diginex Ltd
filed 2026-02-09
CIK 2010499

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 2)

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

Commission File Number: 001-42459

DIGINEX LIMITED

(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

25 Wilton Road, Victoria

London

Greater London

SW1V 1LW

United Kingdom

(Address of Principal Executive Offices)

Ms. Lubomila Jordanova

25 Wilton Road, Victoria

London

Greater London

SW1V 1LW

United Kingdom

Tel: +44 1474554550

Email: Lubomila.Jordanova@diginex,com

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

Diginex Limited (the “Company”) is filing this Amendment No. 2 to the Form 20-F to include (1) the required disclosure under Item 15 “Controls and Procedures,” (2) supplement Item 16G to disclose that the Company has elected to be exempt from the requirement in Nasdaq Marketplace Rule 5635(d) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding at a price less than the lower of: (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement, (3) to correct a typographical error in the auditor’s opinion to indicate the opinion covered each of the years in the three year period ended March 31, 2025, 2024 and 2023 , and (4) the appointment of Lubomila Jordanova as the Company’s Chief Executive Officer and the transitioning of Mark Blick from Chief Executive Officer to Strategic Advisor.

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

Diginex Limited has elected to be exempt from the requirement: (i) in Nasdaq Marketplace Rule 5635(a) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding at a price less than the lower of: (a) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (b) the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement.; (ii) in Nasdaq Marketplace Rule 5620(c) requiring a Nasdaq-listing company to provide in its by-laws for a quorum of at least 33 1/3 percent of the outstanding shares of the Company’s common voting stock; (iii) in Nasdaq marketplace Rule 5605(b)(2) requiring a Nasdaq-listing company to have regularly scheduled meetings at which only independent directors are present; (iv) in Nasdaq marketplace Rule 5635(c) requires a Nasdaq-listed company to obtain shareholder approval for the establishment of or material amendments to equity compensation; and (v) in Nasdaq Marketplace Rule 5635(d) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding at a price less than the lower of: (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers

As of March 31, 2025, the directors and officers of Diginex Limited are as follows:

Name	Age	Position
Miles Pelham	47	Chairman and Director
Mark Blick[1]	48	Chief Executive Officer and Director
Tomicah Tillemann-Dick	46	Non – Executive Director
Carnel Geddes	46	Non – Executive Director
Katerina Klezlova	37	Non – Executive Director
Paul Ewing	52	Chief Financial Officer
Christian Thierfelder	46	Chief Operating Officer
Graham Bridges	41	Chief Technology Officer
Jessica Camus-Demarche	41	Chief Corporate Affairs Officer

1 Mr. Blick resigned as an officer and director of Diginex Limited on January 27, 2026. On January 28, 2026, the Board of Directors appointed Lubomila Jordanova as the Chief Executive Officer and a director of Diginex Limited.

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

On 1 April 2025, Daniel Campion joined Diginex as Chief Commercial Officer. On May 31, 2025, Mr. Campion terminated his employment with Diginex for personal reasons. Diginex may continue to work with Mr. Campion in the future on a consulting basis

On 27 January 2026, Mark Blick resigned as Chief Executive Officer of Diginex and transitioned to the role of Strategic Advisor to the new Chief Executive Officer, Lubomila Jordanova.

On 28 January 2026, Lubomila Jordanova was appointed the Chief Executive Officer of Diginex, by the Diginex Board of Directors. Ms. Jordanova’s appointment was reported in press release issued on 28 January 2026.

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

Name of Beneficial Owner	Number of Ordinary Shares beneficially owned	Percentage of Ordinary Shares beneficially owned
Miles Pelham(1)	14,684,627	49.4	%(7)
Rhino Ventures Limited(1)	14,390,247	48.4	%(7)
Mark Blick (2)	294,380	*
Graham Bridges (3)	180,400	*
Christian Thierfelder (4)	180,400	*
All directors and Executive Officers as a Group	15,339,807	51.6%

Five Percent Holders:
HBM IV, Inc. (5)	3,663,062	15.9%
Nomas Global Investments-L.L.C-S.P.C. (6)	6,750,000	22.7	%(8)

* Less than 1%

(1)	Rhino Ventures Limited, a British Virgin Islands limited liability company, is wholly-owned and managed by Miles Pelham, who has voting and dispositive control over the Ordinary Shares held by Rhino Ventures Limited. The business address of Rhino Ventures Limited is Craigmuir Chambers, Road Town, Tortola, VS 1110, British Virgin Islands. In addition to holding 7,640,247 Ordinary Shares, Rhino Ventures Limited also beneficially owns shares based in its right to exercise the following warrants within the next sixty (60) days (a) 4,170,520 warrants for Ordinary Shares equal to 51% of the Company’s outstanding Ordinary Shares at the time the warrants are exercised, exercisable at a price of $6.13 per warrant and expire on May 27, 2027 and (b) (i) warrants to purchase 2,250,000 Ordinary Shares, exercisable at a price of $5.13 per share and which expire 6 months after January 23, 2025, (ii) warrants to purchase 2,250,000 Ordinary Shares, exercisable at a price of $6.15 per share and which expire 9 months after January 23, 2025 and (iii) warrants to purchase 2,250,000 Ordinary Shares, exercisable at a price of $7.18 per share and which expire 12 months after January 23, 2025. The 4,170,520 warrants for Ordinary Shares equal to 51% of the Company’s outstanding Ordinary Shares at the time the warrants are exercised held by Rhino Ventures Limited are not included in the 14,390,247 Ordinary Shares beneficially owned by Rhino Ventures Limited. Miles Pelham holds 294,380 Ordinary Shares in his own name. In addition to holding 7,934,627 Ordinary Shares. Miles Pelham also holds 303,400 unexercised employee share options.

(2)	Mark Blick, Chief Executive Officer at Diginex Limited holds 294,380 and is resident in Hong Kong. Mr. Blick resigned as an officer and director of Diginex Limited on January 27, 2026.

(3)	Graham Bridges, Chief Technology Officer at Diginex Limited holds 180,400 Ordinary Shares and is resident in Hong Kong

(4)	Christian Thierfelder, Chief Operating Officer at Diginex Limited holds 180,400 Ordinary Shares and is resident in Monaco.

(5)	HBM IV, Inc. is incorporated in the State of Delaware. HBM IV, Inc. held 2,583,820 shares of Diginex Limited Preferred Shares which converted into 2,583,820 Ordinary Shares of Diginex Limited upon the registration statement being declared effective on December 20, 2024. In addition, HBM IV, Inc held a $2 million convertible loan note that converted into 1,079,242 Ordinary Shares, upon the registration statement being declared effective on December 20, 2024. In total HBM IV, Inc hold 3,663,062 Ordinary Shares. Pursuant to the definition of “beneficial owner” set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, each of HBM IV, Inc., Hearst Communications, Inc., Hearst Holdings, Inc., The Hearst Corporation, and The Hearst Family Trust may be deemed to beneficially own the shares held by HBM IV, Inc. Hearst Communications, Inc. has the power to direct the voting and disposition of the shares as the controlling stockholder of HBM IV, Inc. Hearst Holdings, Inc. has the power to direct the voting and disposition of the shares as the controlling stockholder of Hearst Communications, Inc. The Hearst Corporation has the power to direct the voting and disposition of the shares as the controlling stockholder of Hearst Holdings, Inc. The Hearst Family Trust has the power to direct the voting and disposition of the shares as the controlling stockholder of The Hearst Corporation. No natural person ultimately has the investment and/or voting power over the shares of Diginex Limited beneficially owned by HBM IV, Inc. The Hearst Family Trust (the “Trust”), as referenced above, is controlled by three or more trustees, none of whom individually has investment and/or voting power over the shares beneficially owned by the Trust. The address of each of HBM IV, Inc., Hearst Communications, Inc., Hearst Holdings, Inc., The Hearst Corporation and The Hearst Family Trust is 300 West 57th Street, New York, NY 10019, USA.

(6)	Nomas Global Investments-L.L.C-S.P.C. beneficially owns these shares based in its right to exercise the following warrants within the next sixty (60) days: (i) warrants to purchase 2,250,000 Ordinary Shares, exercisable at a price of $8.20 per share and which expire 15 months after January 23, 2025, (ii) warrants to purchase 2,250,000 Ordinary Shares, exercisable at a price of $10.25 per share and which expire 18 months after January 23, 2025 and (iii) warrants to purchase 2,250,000 Ordinary Shares, exercisable at a price of $12.30 per share and which expire 24 months after January 23, 2025.

(7)	This percentage is calculated based on 29,743,763 outstanding Ordinary Shares of Diginex, which includes the 6,750,000 Ordinary Shares underlying the IPO Warrants owned by Rhino Ventures Limited.

(8)	This percentage is calculated based on 29,743,763 outstanding Ordinary Shares of Diginex, which includes the 6,750,000 Ordinary Shares underlying the IPO Warrants owned by Nomas Global Investments-L.L.C-S.P.C.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not required

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not required

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, as of March 31, 2025, our disclosure controls and procedures were effective as our management has established sufficient financial reporting and accounting personnel with appropriate knowledge of the International Financial Reporting Standards (“IFRS”) and SEC reporting requirements to properly address complex IFRS accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill IFRS and SEC financial reporting requirements.

Management’s annual report on internal control over financial reporting.

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation report of the registered public accounting firm.

This Annual Report does not include an attestation report of our registered public accounting firm regarding the report of management’s assessment regarding internal control over financial reporting due to an exemption based on the Company’s status as an emerging growth company, as defined in 17 CFR 240.12b-2.

Changes in internal control over financial reporting.

There have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended March 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

Under Nasdaq Listing Rule 5615(a)(3)(A), a foreign private issuer may, in general, follow its home country corporate governance practices in lieu of some of the Nasdaq corporate governance requirements, set forth in the Nasdaq Marketplace Rule 5600 Series (with certain exceptions not relevant here). Diginex Limited has elected to be exempt from the requirement: (i) in Nasdaq Marketplace Rule 5635(a) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding at a price less than the lower of: (a) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (b) the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement; (ii) in Nasdaq Marketplace Rule 5620(c) requiring a Nasdaq-listing company to provide in its by-laws for a quorum of at least 33 1/3 percent of the outstanding shares of the Company’s common voting stock; (iii) in Nasdaq marketplace Rule 5605(b)(2) requiring a Nasdaq-listing company to have regularly scheduled meetings at which only independent directors are present; (iv) in Nasdaq marketplace Rule 5635(c) requires a Nasdaq-listed company to obtain shareholder approval for the establishment of or material amendments to equity compensation plans; and (v) in Nasdaq Marketplace Rule 5635(d) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding at a price less than the lower of: (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements Diginex Limited are included as the “F” pages to this Annual Report.

All financial statements in this Annual Report, unless otherwise stated, are presented in accordance with IFRS.

ITEM 19. EXHIBITS

Exhibit Number	Exhibit Title
1.1	Diginex Limited Amended and Restated Memorandum and Articles of Association
2.1	Specimen Share Certificate for Ordinary Shares
2.2	Specimen Share Certificate for Preferred Shares
2.3	Diginex Limited IPO Warrant Agreements 25% Premium
2.4	Diginex Limited IPO Warrant Agreements 50% Premium
2.5	Diginex Limited IPO Warrant Agreements 75% Premium
2.6	Diginex Limited IPO Warrant Agreements 100% Premium
2.7	Diginex Limited IPO Warrant Agreements 150% Premium
2.8	Diginex Limited IPO Warrant Agreements 200% Premium
2.9	Diginex Limited Warrant Agreement, dated July 15, 2024, to Rhino Ventures Limited
4.1	Share Exchange Agreement, dated July 15, 2024, by and between Diginex Limited and the equity holders of Diginex Solutions (HK) Limited
4.2	Convertible Note, dated July 15, 2024, between Diginex Limited and HBM IV, Inc.
4.3	Convertible Note, dated July 15, 2024, between Diginex Limited and Nalimz Holdings Limited
4.4	Convertible Note, dated July 15, 2024, between Diginex Limited and Working Capital Innovation Fund II, L.P.
4.5	Convertible Note, dated July 15, 2024, between Diginex Limited and Rhino Ventures Limited
4.6	Convertible Note, dated July 15, 2024, between Diginex Limited and Hafnia SG Pte Ltd.
4.7	Convertible Loan Agreement dated September 30, 2024, between Diginex Limited, Diginex Solutions (HK) Limited and Rhino Ventures Limited
4.8	Loan Conversion Agreement, dated January 6, 2025, between Diginex Limited, Diginex Solutions (HK) Limited and Rhino Ventures Limited
4.9	Diginex Limited Amended and Restated 2024 Omnibus Incentive Plan
4.10	Memorandum of Understanding, dated March 17, 2025 between Diginex Limited and Nomas Global Investments-L.L.C-S.P.C.
4.11	Memorandum of Understanding, dated March 17, 2025 between Diginex Limited and Al Noor Legal Consultants FZE
4.12	Matter MOU dated May 23, 2025
4.13	Resulticks MOU dated May 5, 2025
4.14	Matter Loan Agreement dated May 23, 2025
4.15	Resulticks Agreement dated June 23, 2025
4.16	HSBC Agreements
4.17	Chardan Waiver Agreement dated March 10, 2025
4.18	Dominari, Revere Waiver Agreement dated March 7, 2025
4.19	Licensed Software Agreement, March 17, 2025, between Diginex Solutions (HK) Ltd. and Aikya Business Solutions Private Limited and Maintenance and Service Agreement, March 17, 2025, between Diginex Solutions (HK) Ltd. and Aikya Business Solutions Private Limited.
4.20	FTI engagement letter dated June 17 2025
4.21	Memorandum of Understanding, dated August 12, 2025, between Diginex Limited and IDRRA Cyber Security Limited
8.1	List of Subsidiaries
11.1	Form of Code of Business Conduct
11.2	Insider Trading Policy
12.1*	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes Oxley Act of 2022.
12.2*	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes Oxley Act of 2022.
13.1*	Certification of the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350 As Adopted Pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
13.2*	Certification of the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350 As Adopted Pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
97	Clawback Policy

* Filed herewith

SIGNATURES

The registrant hereby certifies it meets all of the requirements for filing its Annual Report on Form 20-F and that it has duly cause and authorized the undersigned to sign this annual report on its behalf.

Dated February 6, 2026

Diginex Limited

/s/ Lubomila Jordanova
Name:	Lubomila Jordanova
Title:	Chief Executive Officer

DIGINEX LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

31 March 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Diginex Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated financial statements of Diginex Limited (the “Company”), which comprise the consolidated statements of financial position as of March 31, 2025 and 2024, and the related consolidated statements of profit or loss and other comprehensive loss, changes in equity (deficit), and cash flows for each of the years in the three year period ended March 31, 2025, and the related notes to the financial statements. In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Diginex Limited as of March 31, 2025 and 2024, and the results of their operations and their cash flows for each of the years in the three year period ended March 31, 2025 in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board.

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

