Form 20-F
period 2026-03-31
Diginex Ltd
filed 2026-08-13
CIK 2010499

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2026

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

Ms. Lubomila Jordanova

25 Wilton Road, Victoria

London

Greater London

SW1V 1LW

United Kingdom

Tel: +44 1474554550

Email: Lubomila@diginex,com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary shares, par value $0.0004 per share	DGNX	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 29,130,130 ordinary shares as of March 31, 2026.

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐
Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Retroactive Treatment of Share Consolidation.

On April 28, 2026, Diginex Limited (“Diginex” or the “Company”) effected an increase in the authorized share capital of the Company from US$50,000 to US$200,000 divided into 3,960,000,000 Ordinary Shares of a par value US$0.00005 each (the “Existing Ordinary Shares”) and 40,000,000 preferred shares of US$0.00005 par value each (the “Existing Preferred Shares”), by the addition of 3,000,000,000 Existing Ordinary Shares (the “Share Capital Increase”) and a share consolidation, whereby every eight (8) issued and unissued Existing Ordinary Shares were consolidated into one (1) ordinary share of a par value of US$0.0004 each and every eight (8) issued and unissued Existing Preferred Shares be consolidated into one (1) preferred share of a par value of US$0.0004 each, the shares shall rank pari passu in all respect with each other and have the same rights and are subject to the same restrictions (save as to par value) as the Existing Ordinary Shares and Existing Preferred Shares (as the case may be), and any fractional shares that would have resulted from the share consolidation will be rounded up to the next whole number (the “Share Consolidation”, together with the Share Capital Increase, the “Authorized Share Capital Changes”), and such that the authorized share capital of the Company has become US$200,000 divided into 495,000,000 ordinary shares of a par value of US$0.0004 each and 5,000,000 preferred shares of a par value of US$0.0004 each. The Company’s ordinary shares continue to trade on a post-split basis on the Nasdaq Capital Market under the Company’s existing trading symbol “DGNX” and the new CUSIP number for Diginex’s ordinary shares following the Share Consolidation is G28687112. Unless otherwise indicated, all share and per-share data (including outstanding shares, options, warrants, and earnings per share) presented in this Annual Report on Form 20-F have been retroactively restated for all periods presented to reflect the execution of the Share Consolidation.

I

CERTAIN INFORMATION

As used in the Annual Report on Form 20-F, unless otherwise indicated or the context otherwise requires, references to:

●	“Advisory” is assisting companies define and implement their ESG strategies;
●	“Bonus Issue” means the bonus share issue that took place on September 8, 2025 where shareholders received 7 bonus shares for every ordinary share held;
●	“Companies Act” means the Companies Act (As Revised) of the Cayman Islands;
●	“Customization” is developing bespoke solutions for clients of DiginexESG, Lumen or other products;
●	“Diginex” or the “Company” means Diginex Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and its subsidiaries;
●	“Diginex Services” means Diginex Services Limited, a direct subsidiary of DSL, incorporated in the United Kingdom;
●	“Diginex USA” means Diginex USA LLC, a direct subsidiary of DSL, incorporated in Delaware, USA
●	“DiginexESG” is end to end reporting platform covering topic discovery, data collection to collaborative report publishing;
●	“diginexLUMEN” is a software solution to aid democratizing supply chain risk assessment and monitoring, also referred to as “Lumen”;
●	“diginexApprise” gives workers a voice in supply chain due diligence, providing companies with reliable insights for their risk assessment, also referred to as “Apprise”;
●	“diginexPartners” is the creation of customized development and /or white label solutions, also referred to as “Customization”;
●	“DSL” means Diginex Solutions (HK) Limited, a Hong Kong corporation, and its consolidated subsidiaries;
●	“ESG” means Environmental, Social, and Governance. ESG is a framework that helps stakeholders understand how an organization is managing risks and opportunities related to environmental, social and governance criteria;
●	“Exchange” means the share exchange contemplated by the Share Exchange Agreement;
●	“Founder Warrants” means 4,170,520 warrants to purchase 51% of the outstanding Ordinary Shares at time of exercise at a price of $6.13 per warrant. The warrants expire on May 27, 2029;
●	“GHG protocol” is Greenhouse Gas Protocol which provides standards, guidance, tools and training to measure and manage climate warming emissions;
●	“Group” means Diginex Limited and its subsidiaries;
●	“IPO” means the Company’s initial public offering of 2,250,000 Ordinary Shares at a price of $4.10 per share which closed on January 23, 2025;
●	“IPO Warrants” means the following warrants issued by the Company to Rhino Ventures Limited in connection with the IPO:

1.	Tranche 1 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $5.13 per share, which expire 6 months from January 23, 2025
2.	Tranche 2 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $6.15 per share, which expire 9 months from January 23, 2025
3.	Tranche 3 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $7.18 per share, which expire 12 months from January 23, 2025
4.	Tranche 4 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $8.20 per share, which expire 15 months from January 23, 2025
5.	Tranche 5 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $10.25 per share, which expire 18 months from January 23, 2025
6.	Tranche 6 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price $12.30 per share, which expire 24 months from January 23, 2025

●	“Licensed software sales” is the sale of the Group software solutions on 12 month recurring subscription agreements;
●	“Matter” means Matter DK ApS, a company incorporated in Denmark and acquired by Diginex on October 3, 2025;
●	“Memorandum and Articles” refers to the Company’s currently effective memorandum and articles of association;
●	“Nasdaq” means the Nasdaq Stock Market LLC;
●	“Ordinary Shares” means the ordinary shares of Diginex Limited, with par value of $0.0004 per share;
●

“Over-Allotment” means the option granted for the Underwriter, in connection with the IPO, to acquire an additional 337,500 Ordinary Shares at a price of $4.10 per share which closed on January 27, 2025;

●	“Plan A” means PlanA.earth GmbH, a company incorporated in Germany, and its subsidiaries in France, Bulgaria and United Kingdom. Diginex acquired Plan A on January 13, 2026;
●	“PRC” means The Peoples Republic of China, including Hong Kong and Macau. Hong Kong is a special administrative region of PRC and operates under a different legal system to the rest of the PRC. However, all legal and operational risks associated with having operations in the PRC may also apply to operations in Hong Kong;
●	“Preferred Shares” means the preferred shares of Diginex Limited, with par value of US$0.0004 per share;
●	“Remedy Project” or “TRP” means The Remedy Project, a company incorporated in Hong Kong that Diginex acquired on January 7, 2026;
●	“Restructuring” means the consummation of the transaction contemplated by the Exchange and the Ancillary Agreements resulting in DSL becoming a wholly owned subsidiary of Diginex Limited and involving the (i) transfer of shares of DSL from its then shareholders to the Company in consideration for the issuance of new shares of the Company to such shareholders pursuant to the terms and conditions of the Share Exchange Agreement, (ii) issuance of new convertible loan notes to certain DSL shareholders in consideration for the cancellation of the then existing convertible loan notes issued by DSL, (iii) granting certain share options under the new share option plan that was adopted by Diginex Limited to the holders of the unexercised share options granted by DSL, in consideration for the cancellation of the DSL options held by such holders and (iv) granting certain warrants to purchase Ordinary Shares of Diginex Limited to the holders of the then existing warrants to purchase ordinary shares of DSL, in consideration for the cancellation of the DSL warrants.
●	“Scope 1, 2 and 3 carbon footprint” is a way of categorizing the different kinds of carbon emissions a company creates from its own operations, and its wider value chain.
●	“Share consolidation” means 8 for 1 share consolidation effective of April 28, 2026, at the same time the authorized share capital was increased from US$50,000 to US$200,000 divided into 495,000,000 ordinary shares with a par value of US$0.0004 and 5,000,000 preferred shares with a par value of US$0.0004;
●	“Share Exchange Agreement” means the written agreement dated as of July 15, 2024 entered into by and among DSL, the then shareholders of DSL and Diginex Limited, pursuant to which the then existing shareholders of DSL transferred all of their shares in DSL to Diginex Limited, in exchange for Diginex Limited’s issuance of its new shares to such shareholders. Upon the consummation of the Share Exchange Agreement, DSL became a direct wholly owned subsidiary of Diginex Limited, and the existing shareholders of DSL became shareholders of Diginex Limited
●	“Share Subdivision” means the share division on July 26, 2024, which resulted in the authorized share capital of the Company becoming US$50,000 divided into 960,000,000 Ordinary Shares of US$0.00005 par value each and 40,000,000 Preferred Shares of US$0.00005 par value each.
●	“we,” “us” and “our” refers to Diginex Limited and its subsidiaries.

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

●	potential business litigation, shareholder litigation and regulatory proceedings; and
●	increased requirements and expenses associated with being a public company.

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

PART I

Diginex is incorporated as an exempt company with limited liability in the Cayman Islands. Diginex is a holding company which conducts its business through various subsidiaries. Diginex Solutions (HK) Limited (“DSL”), a wholly owned subsidiary of Diginex, is incorporated in Hong Kong. DSL owns two subsidiaries: Diginex Services Limited, a company incorporated in the United Kingdom and Diginex USA LLC, a company incorporated in Delaware, USA. Diginex formed Diginex MENA Limited, a wholly owned subsidiary, incorporated in Abu Dhabi, on September 26, 2025, in an effort to expand Diginex’ s operations into the Middle East market.

During the fiscal year ended March 31, 2026, Diginex expanded its business through the acquisition of three companies.

On October 3, 2025, Diginex Limited acquired Matter DK ApS, a company incorporated in Denmark (“Matter”) which is in the business of ESG and sustainability data analytics to aid financial institutions and investors integrate responsible investing practices into their portfolios.

On January 7, 2026, Diginex Limited acquired The Remedy Project, a business incorporated in Hong Kong (“TRP”) which is in the business of advising companies and governments on human rights solutions.

On January 13, 2026, Diginex Limited acquired Plan A.earth GmbH, a climate technology company (“Plan A”) which is in the business of providing carbon accounting, decarbonization and ESG reporting solutions for businesses. Plan A’s parent operating entity is organized in Germany and owns three wholly owned subsidiaries organized in the United Kingdom, France and Bulgaria, respectively.

Following the above acquisitions the business operations of the Group took on a more European focus. On March 31 2025, 57% of employees/contractors/interns were based in Hong Kong but on March 31, 2026 only 22% were in Hong Kong with 72% operating out of Europe/United Kingdom.

This structure of Diginex involves risks in that you may never directly hold equity interests in the subsidiaries. Unless otherwise stated or unless the context otherwise requires, the terms “Company,” “the registrant,” “we,” “us,” “our,” “ours” and “Diginex” refer to Diginex Limited, and its subsidiaries.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Disclosures Related to Our Hong Kong Based Operations

Diginex Limited is incorporated in the Cayman Islands but has two (2) subsidiaries, DSL and TRP, that are incorporated under the laws of Hong Kong. We are not a mainland Chinese firm and neither we nor any of our subsidiaries are required to obtain permission from the government of the People’s Republic of China (“PRC”) to operate and issue our Ordinary Shares to foreign investors. We do not operate in the PRC. As a company with two Hong Kong subsidiaries that do not operate in the PRC, the laws and regulations of the PRC do not currently have any material impact on our business, financial condition or operation. However, because of the Company’s operations in Hong Kong and given the Chinese government’s significant oversight authority over the conduct of business in Hong Kong, there is always a risk that the Chinese government may, in the future, seek to affect operations of any company with any level of operations in the PRC (including Hong Kong), including its ability to offer securities to investors, list its securities on a U.S. or another foreign stock exchange, conduct its business or accept foreign investment. In light of PRC’s recent expansion of authority in Hong Kong, there are risks and uncertainties which we cannot foresee for the time being, and rules and regulations in the PRC can change quickly. The Chinese government may intervene or influence our current and future operations in Hong Kong and the PRC at any time or may exert more control over offerings conducted overseas and/or foreign investment in issuers likes ourselves. For a detailed description of these legal and operational risks, see “Key Information—D. Risk Factors—Risks Related to Doing Business in Hong Kong.”

In addition, on February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies and relevant supporting guidelines on regulating both direct and indirect (including through arrangements called VIEs) overseas offering and listing of PRC domestic companies’ securities through a filing-based regulatory regime, which became effective on March 31, 2023. In light of such developments, the SEC has imposed enhanced disclosure requirements on PRC-based companies seeking to register securities with the SEC. While, Diginex currently does not have any operations in the PRC, including any customer-facing business in the PRC, and does not have a VIE structure, we believe that the statements or regulatory actions by the relevant parts of the PRC government, including statements relating to the PRC Data Security Law, the Measures for the Security Assessment of Outbound Data Transfer, the PRC Personal Information Protection Law and VIEs as well as the anti-monopoly enforcement actions, will not have any material adverse impact on our ability to conduct business, accept foreign investments, or list on a U.S. or another foreign stock exchange, but there is no guarantee that this will continue to be the case or that the PRC government will not seek to intervene or influence our operations at any time. Should such statements or regulatory actions apply to a company such as us in the future, it would likely have a material adverse impact on our business, financial condition and results of operations, our ability to accept foreign investments and our ability to offer or continue to offer securities to investors on a U.S. or other international securities exchange, any of which may cause the value of our securities, including our Ordinary Shares, to significantly decline or become worthless.

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

Our auditor, the independent registered public accounting firm that has issued the audit report included elsewhere in this Annual Report on Form 20-F, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Under current practice and PRC law, the PCAOB is able to inspect the audit work and practices of PCAOB-registered firms in PRC. Our auditor is located in the United States, with affiliates in Hong Kong, and the PCAOB has not been legally restricted from inspecting PCAOB audits relating to operations in Hong Kong. To the extent any PRC laws and regulations become applicable to a company such as us or our auditor, the PCAOB loses its ability to inspect audit firms located in PRC and our auditor retains its working papers in PRC, the PCAOB may be unable to inspect our auditor. The lack of inspection could cause trading in your securities to be prohibited under the HFCAA and as a result Nasdaq may determine to delist your Ordinary Shares.

A.	Reserved.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

An investment in our securities involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. Our business, prospects, financial condition, or operating results could be harmed by any of these risks, as well as other risks not known to us or that we consider immaterial as of the date of this annual report. The trading price of our securities could decline due to any of these risks, and, as a result, you may lose all or part of your investment. The following discussion should be read in conjunction with Diginex’s financial statements and notes thereto included herein. You should carefully consider the following risk factors in addition to the other information included in this annual report, including matters addressed in the section titled “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Our Business and Industry

Diginex Limited and its subsidiaries have a limited operating history and have incurred operating losses since its inception as it has been investing in the build out of its business lines, both organically and via acquisitions. There can be no assurance that Diginex Limited and its subsidiaries will be profitable.

Diginex Limited and its subsidiaries have a limited operating history on which an investor might evaluate its performance. It is therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel and financing sources and lack of revenue, any of which could have a material adverse effect on Diginex and may force it to reduce or curtail its operations. Diginex is not currently profitable and has incurred operating losses of $24.9 million, $8.3 million and $8.1 million for the fiscal years ended March 31, 2026, 2025 and 2024 respectively. There is no assurance that Diginex Limited will achieve a return on shareholders’ investments and the likelihood of success must be considered in light of the early stage of its operations. Even if Diginex accomplishes its objectives, it may not generate positive cash flows or profits.

Furthermore, Diginex’s business lines are not assured to be profitable. During the fiscal years ended March 31, 2026, 2025 and 2024, the Diginex business generated revenue of $3.6 million, $2.0 million and $1.3 million respectively. Diginex may fail to develop its business lines or produce a return for its investors. It is possible that some of Diginex’s business lines may be difficult to grow, and it may become evident that a particular business line is not a productive use of capital or time. This could result in Diginex modifying its business and focus away from such business lines.

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

If Diginex is unable to successfully build its business, both organically and via acquisition, while controlling expenses, its ability to continue in business could depend on the ability to raise sufficient additional capital, obtain sufficient financing and monetize assets. There can be no guarantee that Diginex will be able to raise funding in sufficient quantity or at acceptable terms to fund the continued development of its business lines.

The occurrence of any of the foregoing risks would have a material adverse effect on Diginex’s business, financial condition and results of operations.

Our revenue is dependent on the continued importance of sustainability solutions, including ESG reporting, supply chain due diligence, carbon accounting and benchmark ESG data to businesses and governments. If adoption of requirements to report on sustainability metrics does not grow as expected, our business, operating results, and financial condition could be adversely affected.

Our revenue is partially subscription based and revenue is determined by attracting new clients and by renewal of subscriptions. The supporting services such as Advisory are generally contingent on the client subscription levels. As such, if these lines of business do not grow as expected, our business, operating results and financial condition could be adversely affected.

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

Attacks upon systems across a variety of industries are increasing in frequency, persistence and sophistication, and, in many cases, are being conducted by sophisticated, well-funded, and organized groups and individuals, including state actors. The techniques used to obtain unauthorized, improper, or illegal access to systems and information, disable or degrade services, or sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized or detected until after they have been launched against a target. These attacks may occur on our systems or those of our third-party service providers or partners. Certain types of cyberattacks could harm us even if our systems are left undisturbed. For example, attacks may be designed to deceive employees and service providers into releasing control of our systems to a hacker, while others may aim to introduce computer viruses or malware into our systems with a view to stealing confidential or proprietary data. Additionally, certain threats are designed to remain dormant or undetectable until launched against a target and we may not be able to implement adequate preventative measures.

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

There can be no guarantee that Diginex’s business lines, individually or together with our other business lines, will be able to produce sufficient cash flows to fund the capital requirements and expenditures necessary to run the business. Furthermore, Diginex may not have or may not be able to obtain the technical skills or expertise needed to successfully or fully develop its business lines. While Diginex has sought to retain and continues to competitively recruit experts, there may, from time to time, be a scarcity of management, technical, scientific, research and marketing personnel with appropriate training to develop and maintain development of its business lines. If Diginex is not successful in its efforts to fully develop one or more of its business lines in a way that is compliant with customer requirements, and demonstrate to users the utility and value of such business, or there is not sufficient demand for the business line to be commercially viable, one or more business lines may not be viable, which could have an adverse effect on the Diginex’s overall business, financial condition and results of operations.

Diginex’s business lines may require technology certifications and qualifications that Diginex does not currently have and that may be costly and time-consuming to obtain and, even if obtained, may subsequently be revoked.

Diginex’s business lines may require technology certifications such as ISO27001. These qualifications and future maintenance to continue to be qualified are expensive and time consuming to obtain and will occupy material management attention and are not certain to be successful. A failure or delay in receiving approval for a certification or qualification, or approval that is more limited in scope than initially requested, or subsequently limited or rescinded, could have a significant and negative effect on Diginex, including the risk that a competitor gains an advantage.

Our suite of products, services and initiatives could fail to attract users and partners or generate revenue.

Our suite of products, services and initiatives and changes to existing features, services and initiatives could fail to attract users, and partners or generate revenue. Our industry is subject to changes in technology, evolving customer needs and the introduction by competitors of new and enhanced offerings. We must constantly assess our business and determine whether we need to improve or re-allocate resources among our existing platform features and services or create new products (independently or in conjunction with third parties) or acquire new products or business lines. Our ability to increase the size and engagement of our customers, attract partners and generate revenue will depend on those decisions. We may introduce significant changes to our existing platform and services or develop and introduce new products and services either organically or via acquisition, which may not attract sufficient users or partners to generate revenue. If new or enhanced platform features or services fail to engage users, partners or generate sufficient revenue or operating profit to justify our investments, our business and operating results could be adversely affected.

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

Additionally, as a public company, Diginex is subject to lawsuits or class actions commenced by shareholders and proceedings initiated by regulators.

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

Concerns about Diginex’s practices with regards to the collection, use, disclosure, or safekeeping of confidential information and personal data, even if unfounded, could adversely affect its operating results. Furthermore, failures of Diginex’s cybersecurity system could harm Diginex’s reputation, subject it to legal claims and otherwise materially and adversely affect Diginex’s business, financial condition and results of operations.

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

Macroeconomic developments, including the impact of the Russian invasion of Ukraine, the conflict between Israel and Iran, the conflict between the U.S. and Iran, evolving trade policies between the U.S. and international trade partners, including the People’s Republic of China (the “PRC”) and Hong Kong or the occurrence of similar events in other countries that lead to uncertainty or instability in economic, political or market conditions could negatively affect Diginex’s business, operating results and financial conditions and/or any of its third-party service providers.

Furthermore, any general weakening of, and related declining confidence in, the global economy or the curtailment of government or corporate spending could cause potential clients to delay, decrease or cancel purchases of Diginex’s products and services.

In prior periods a high concentration of Diginex employees/contractors/interns have been based in Hong Kong, but following the business acquisitions in the year ended March 31, 2026, only 22% of Diginex employees/contractors/interns are now based in Hong Kong. Hong Kong has been governed by the basic law, which guarantees a high degree of autonomy from the PRC in certain matters until 2047. If the PRC were to exert its authority to alter the economic, political or legal structures or the existing social policy of Hong Kong, investor and business confidence in Hong Kong could be negatively affected, which in turn could negatively affect markets and business performance and have an adverse effect on Diginex. There is uncertainty as to the political, economic and social status of Hong Kong. Hong Kong’s evolving relationship with the PRC’s central government in Beijing has been a source of political unrest that has periodically resulted in large-scale protests, including those that occurred in 2019 in response to an extradition bill proposed by the Hong Kong government, which was subsequently waived. These protests created disruptions for businesses operating in Hong Kong and have negatively impacted the overall economy, however, the frequency and intensity of protests have declined in recent years since the passing of the National Security Law.

A portion of Diginex’s business is currently located in Hong Kong. It is possible that Diginex may decide to relocate certain operations from Hong Kong to another location in the future. In doing so, it is also possible that Diginex may not be able to retain certain expert staff currently based in Hong Kong. If Diginex loses the services of any member of management or other such key personnel as a result of relocating, it may not be able to find suitable or qualified replacements and may incur additional expenses to recruit and train new staff, which could materially disrupt Diginex’s business and growth.

Diginex’s business lines and its acceptance of currencies other than the U.S. Dollar will subject it to currency risk.

Diginex’s financial statements are presented in U.S. dollars (“USD”) so it must translate non-USD denominated revenues, income and expenses, as well as assets and liabilities, into USD at exchange rates in effect during or at the end of each reporting period. These fluctuations may materially impact the translation of Diginex’s non-U.S. results of operations and financial condition.

Furthermore, increases or decreases in the value of the currencies Diginex operates with may affect its operating results and the value of its assets and liabilities. USD is the main currency for Diginex but it also uses Euro to an increasing level and, to a lesser extent, the Great British Pound, Hong Kong Dollar and Danish Krone.

Diginex’s business may be adversely affected by natural disasters, pandemics, and other catastrophic events, and by man-made problems such as terrorism, that could disrupt the business operations, and the business continuity and disaster recovery plans may not adequately protect it from a serious disaster.

Natural disasters or other catastrophic events may also cause damage or disruption to operations, international commerce, and the global economy, and could have an adverse effect on business, operating results, and financial condition. Business operations are subject to interruption by natural disasters, fire, power shortages, and other events beyond Diginex’s control. In addition, Diginex’s global operations expose it to risks associated with public health crises, such as pandemics and epidemics, which could harm the business and cause operating results to suffer. For example, the effects of the COVID-19 pandemic have resulted, and continue to result, in difficulties or changes to customer support, or create operational or other challenges, any of which could adversely impact business and operating results. Further, acts of terrorism, labor activism or unrest, and other geo-political unrest could cause disruptions in the business or the businesses of partners or the economy as a whole. In the event of a natural disaster, including a major earthquake, blizzard, or hurricane, or a catastrophic event such as a fire, power loss, or telecommunications failure, Diginex may be unable to continue operations and may endure system interruptions, reputational harm, delays in development of Diginex’s platform(s), lengthy interruptions in service, breaches of data security, and loss of critical data, all of which could have an adverse effect on future operating results.

Risks Related to Doing Business in Hong Kong

The recent PRC government intervention into business activities by U.S.-listed Chinese companies may negatively impact our existing and future operations in Hong Kong.

Diginex Limited is incorporated in the Cayman Islands but has two (2) subsidiaries, DSL and TRP, that are incorporated under the laws of Hong Kong. We are not a mainland Chinese firm and neither us nor any of our subsidiaries are required to obtain permission from the government of the People’s Republic of China (“PRC”) to operate and issue our Ordinary Shares to foreign investors. We do not operate in the PRC.

Recently, the Chinese government announced that it would increase supervision of mainland Chinese firms listed offshore. Under the new measures, PRC will improve regulation of cross-border data flows and security, police illegal activity in the securities market and punish fraudulent securities issuances, market manipulation and insider trading. The Chinese government will also monitor sources of funding for securities investment and control leverage ratios. The Cyberspace Administration of China (“CAC”) has also opened a cybersecurity probe into several large U.S.-listed technology companies focusing on anti-monopoly and financial technology regulation and, more recently with the passage of the Data Security Law, how companies collect, store, process and transfer data. If we are subject to such a probe or if we are required to comply with stepped-up supervisory requirements, valuable time from our management and money may be expended in complying and/or responding to the probe and requirements, thus diverting valuable resources and attention away from our operations. This may, in turn, negatively impact our operations.

As a Hong Kong company that does not operate in the PRC, the laws and regulations of the PRC do not currently have any material impact on our business, financial condition or operation. However, because of the Company’s operations in Hong Kong and given the Chinese government’s significant oversight authority over the conduct of business in Hong Kong, there is always a risk that the Chinese government may, in the future, seek to affect operations of any company with any level of operations in PRC (including Hong Kong), including its ability to offer securities to investors, list its securities on a U.S. or other foreign exchange, conduct its business or accept foreign investment. In light of PRC’s recent expansion of authority in Hong Kong, there are risks and uncertainties which we cannot foresee for the time being, and rules and regulations in PRC can change quickly. The Chinese government may intervene or influence our current and future operations in Hong Kong and PRC at any time or may exert more control over offerings conducted overseas and/or foreign investment in issuers like Diginex.

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

We do not operate in the PRC. We operate, in Hong Kong, a special administrative region of China. The laws and regulations of the PRC do not currently have any material impact on our business, financial condition and results of operations. We are not a mainland Chinese firm, and neither us nor any of our subsidiaries is required to obtain permission from the government of the PRC to operate and issue our Ordinary Shares to foreign investors. It is the opinion of our PRC counsel that Diginex, DSL and TRP are not subject to the requirements of the CSRC or the CAC, and their operations are not subject to the review or approval of any other PRC governmental authority. If we inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and we are required to obtain approval in the future, obtaining such approvals could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities, including the Ordinary Shares, to significantly decline or be worthless. If approval by PRC authorities were required, it could result in a material change in our operations, including our ability to continue our current business, and accept foreign investments, and such adverse actions would likely cause the value of our securities to significantly decline or become worthless, make us subject to penalties and sanctions imposed by PRC regulatory agencies, and cause us to be delisted or prohibited from trading.

If certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future, were to become applicable to a company such as us in the future, the application of such laws and regulations may have a material adverse impact on our business, financial condition and results of operations and our ability to offer or continue to offer securities to investors, any of which may cause the value of our securities, including our Ordinary Shares, to significantly decline or become worthless. For example, if the PRC Data Security Law were to apply to our Hong Kong-based business, we could become subject to data security and privacy obligations, including the need to conduct a national security review of data activities that may affect the national security of the PRC, and be prohibited from providing data stored in Hong Kong to foreign judicial or law enforcement agencies without approval from relevant PRC regulatory authorities. Furthermore, if any law relating to the PCAOB access to auditor files were to apply to a company such as us or our auditor, the PCAOB may be unable to fully inspect our auditor, which may result in our securities, including our Ordinary Shares, being delisted or prohibited from being traded pursuant to the HFCAA and materially and adversely affect the value and/or liquidity of your investment.

It is noted that relevant parts of the PRC government have made recent statements or recently taken regulatory actions related to data security, anti-monopoly and overseas listings of PRC businesses. For example, the PRC Data Security Law and the Measures for the Security Assessment of Outbound Data Transfer (the “Measures for the Security Assessment of Outbound Data Transfer”), relevant PRC government agencies have recently taken anti-trust enforcement action against certain PRC-based businesses. We understand such enforcement action was taken pursuant to the PRC Anti-Monopoly Law which applies to monopolistic activities in domestic economic activities in PRC and monopolistic activities outside PRC which eliminate or restrict market competition in PRC. In addition, on February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies and relevant supporting guidelines on regulating both direct and indirect (including through arrangements called VIEs) overseas offering and listing of PRC domestic companies’ securities through a filing-based regulatory regime, which became effective on March 31, 2023. In light of such developments, the SEC has imposed enhanced disclosure requirements on PRC-based companies seeking to register securities with the SEC. While, as our company currently does not have any operations in PRC, including any customer-facing business in PRC, and does not have a VIE structure, we believe that the statements or regulatory actions by the relevant parts of the PRC government, including statements relating to the PRC Data Security Law, the Measures for the Security Assessment of Outbound Data Transfer, the PRC Personal Information Protection Law and VIEs as well as the anti-monopoly enforcement actions, will not have any material adverse impact on our ability to conduct business, accept foreign investments, or list on a U.S. or other foreign exchange, there is no guarantee that this will continue to be the case or that the PRC government will not seek to intervene or influence our operations at any time. Should such statements or regulatory actions apply to a company such as us in the future, it would likely have a material adverse impact on our business, financial condition and results of operations, our ability to accept foreign investments and our ability to offer or continue to offer securities to investors on a U.S. or other international securities exchange, any of which may cause the value of our securities, including our Ordinary Shares, to significantly decline or become worthless.

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

During the period covered by the financial information incorporated by reference into and included in this Annual Report on Form 20-F, we have part of our operations in Hong Kong. Accordingly, our business operations and financial condition may be affected by political and legal developments in Hong Kong. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may adversely affect the business operations of our Hong Kong entity. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that the PRC will not drive changes in the economic, political and legal environment in Hong Kong in the future. Since part of our operation is based in Hong Kong, any change of such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial position.

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

On January 18, 2019, the Supreme People’s Court and the Hong Kong SAR Government signed the Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters by the Courts of the Mainland and of the Hong Kong Special Administrative Region (the “New Arrangement”), which seeks to establish a mechanism with greater clarity and certainty for recognition and enforcement of judgments in wider range of civil and commercial matters between Hong Kong SAR and the PRC. The New Arrangement does not include the requirement for a choice of court agreement in writing by the parties. The New Arrangement will only take effect after the promulgation of a judicial interpretation by the Supreme People’s Court and the completion of the relevant legislative procedures in the Hong Kong SAR. On the Hong Kong side, the New Arrangement needs to be implemented through local laws. According to the Hong Kong government’s constitutional report on November 10, 2023, the Mainland Civil and Commercial Judgments (Mutual Enforcement) Ordinance (Chapter 645) and the Mainland Civil and Commercial Judgments (Mutual Enforcement) Rules came into effect on January 29, 2024.

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

Diginex Limited’s corporate affairs will be governed by its memorandum and articles of association, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of Diginex Limited’s directors to Diginex Limited under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of Diginex Limited’s shareholders and the fiduciary responsibilities of Diginex Limited’s directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States.

Shareholders of Cayman Islands exempted companies like Diginex Limited have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the register of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Diginex Limited’s directors have discretion under its Memorandum and Articles to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to Diginex Limited’s shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

Diginex Limited has elected, pursuant to Nasdaq Marketplace Rule 5615(3), to be exempt from the requirements contained: (i) in Nasdaq Marketplace Rule 5635(a) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding at a price less than the lower of: (a) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (b) the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement; (ii) in Nasdaq Marketplace Rule 5620(c) requiring a Nasdaq-listing company to provide in its by-laws for a quorum of at least 33 1/3 percent of the outstanding shares of the Company’s common voting stock; (iii) in Nasdaq marketplace Rule 5605(b)(2) requiring a Nasdaq-listing company to have regularly scheduled meetings at which only independent directors are present; (iv) in Nasdaq marketplace Rule 5635(b) which requires a Nasdaq-listed company to obtain shareholder approval prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the Company, (v) in Nasdaq marketplace Rule 5635(c) which requires a Nasdaq-listed company to obtain shareholder approval for the establishment of or material amendments to equity compensation; and (vi) in Nasdaq Marketplace Rule 5635(d) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities equal to 20% or more of the voting power outstanding, other than in a public offering, at a price less than the lower of: (a) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (b) the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement.

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

Diginex Limited qualifies as a “foreign private issuer,” as defined in the U.S. Securities and Exchange Commission’s (the “SEC”) rules and regulations, and, consequently, Diginex Limited is not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, Diginex Limited is exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, Diginex Limited is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Diginex Limited is also not subject to Regulation FD under the Exchange Act, which would prohibit Diginex Limited from selectively disclosing material nonpublic information to certain persons without concurrently making a widespread public disclosure of such information. Accordingly, there may be less publicly available information concerning Diginex Limited than there is for U.S. public companies.

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

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Diginex Limited’s Memorandum and Articles allow one or more of our shareholders who together hold not less than ten percent (10%) of the rights to vote to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least five (5) clear days is required to be given to the shareholders for the convening of any general meeting. A quorum required for a general meeting is one or more holders holding shares that represent not less than one-third of the outstanding shares of the Company carrying the right to vote at such general meeting. For these purposes, “clear days” means that period excluding (a) the day when the notice is given or deemed to be given and (b) the day for which it is given or on which it is to take effect.

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

As a “foreign private issuer,” Diginex Limited would not be required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under those rules, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to Diginex on September 30, 2026.

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

As a public company Diginex incurs significant legal, accounting, and other expenses that it did not incur as a private company. Diginex Limited is subject to reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the rules subsequently implemented by the SEC, the rules and regulations of the listing standards of The Nasdaq Stock Market LLC, or Nasdaq, and other applicable securities rules and regulations. Stockholder activism, the current political and social environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which will likely result in additional compliance costs and could impact the manner in which Diginex operates its business in ways Diginex cannot currently anticipate. Compliance with these rules and regulations may strain Diginex’s financial and management systems, internal controls, and employees. The Exchange Act requires, among other things, that Diginex Limited files annual, half yearly, and current reports with respect to its business and operating results. Moreover, the Sarbanes-Oxley Act requires, among other things, that Diginex Limited maintains effective disclosure controls and procedures, and internal control, over financial reporting. In order to maintain and, if required, improve disclosure controls and procedures, and internal control over, financial reporting to meet this standard, significant resources and management oversight may be required. If Diginex Limited encounters material weaknesses or deficiencies in internal control over financial reporting, Diginex Limited may not detect errors on a timely basis and its combined financial statements may be materially misstated. Effective internal control is necessary for Diginex Limited to produce reliable financial reports and is important to prevent fraud.

Diginex ceased to be an emerging growth company as of March 31, 2026, accordingly its independent registered public accounting firm will be required to formally attest to the effectiveness of internal control over financial reporting in this annual report on Form 20-F for the fiscal year ended March 31, 2026. Diginex Limited expects to incur significant expenses and devote substantial management effort toward ensuring compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. As a result of the complexity involved in complying with the rules and regulations applicable to public companies, Diginex’s management attention may be diverted from other business concerns, which could harm the business, operating results, and financial condition. Diginex finance team is not large and it may need to hire more employees in the future, or engage outside consultants, which will increase operating expenses.

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

Diginex will be subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission (the “SEC”) as required by Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. Diginex is required to include a management report on Diginex’s internal controls over financial reporting in Diginex in annual report on Form 20-F for the fiscal year ended March 31, 2026 (excluding the entities acquired during the year ended March 31, 2026). Diginex’s management may conclude that Diginex Limited’s internal controls over Diginex’s financial reporting are not effective, and Diginex Limited’s reporting obligations as a public company will place a significant strain on Diginex’s management, operational and financial resources, and systems for the foreseeable future, which will increase Diginex’s operating expenses.

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

Diginex ceased to be an emerging growth company as of March 31, 2026, accordingly, its independent registered public accounting firm is required to formally attest to the effectiveness of Diginex’s internal control over financial reporting in this annual report on Form 20-F for the fiscal year ended March 31, 2026. Diginex has incur considerable costs and devoted significant management time and efforts and other resources to comply with Section 404 of the Sarbanes-Oxley Act.

During the year ended March 31, 2026, we identified a material weakness in our internal control over financial reporting. If remediation of material weaknesses are not effective, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely impact investor confidence and, as a result, the value Diginex Limited’s stock.

A material weakness is a control deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management assessment.  The material weakness is related to the identification and evaluation of the appropriate accounting guidance for the classification of a warrant agreement. Specifically, the Company did not maintain effective controls to appropriately evaluate the terms and conditions of a warrant agreement and determine the appropriate accounting classification. As a result, one warrant agreement was incorrectly classified as equity rather than as financial liabilities, resulting in a material misstatement to the Company’s financial statements.

We may not be able to fully remediate the identified material weakness. If the steps we take do not correct the material weakness in a timely manner, we will be unable to conclude that the Company maintains effective internal control over financial reporting. Accordingly, there could continue to be a reasonable possibility that a material misstatement of our financial statements would not be prevented or detected on a timely basis. In the future, it is possible that additional material weaknesses or significant deficiencies may be identified that we may be unable to remedy before the requisite deadline for these reports. Our ability to comply with the annual internal control reporting requirements will depend on the effectiveness of our financial reporting and data systems and controls across the Company. Any weaknesses or deficiencies or any failure to implement new or improved controls, or difficulties encountered in the implementation or operation of these controls could harm our operating results and cause us to fail to meet our financial reporting obligations or result in material misstatements in our consolidated financial statements, which could adversely impact our business and reduce our stock price. If we are unable to conclude that we have effective internal control over financial reporting, investors could lose confidence in our reported financial information, which could have a material adverse effect on the trading price of our common shares. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies could also restrict our future access to the capital markets.

If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

Pursuant to Section 404 of the Sarbanes-Oxley Act, we will be required to file a report by our management on our internal control over financial reporting. In addition, since Diginex ceased to be an emerging growth company as of March 31, 2026, accordingly, its independent registered public accounting firm is required to formally attest to the effectiveness of Diginex’s internal control over financial reporting in this annual report on Form 20-F for the fiscal year ended March 31, 2026. We might identify one or more material weaknesses, in the future, in our internal controls in connection with evaluating our compliance with Section 404 of the Sarbanes-Oxley Act. The presence of material weaknesses in internal control over financial reporting could result in financial statement errors which, in turn, could lead to errors in our financial reports and/or delays in our financial reporting, which could require us to restate our operating results.

Our major shareholder has substantial influence over our company and his interests may not be aligned with the interests of our other shareholders.

As of the date of this Annual Report on Form 20-F, our major shareholder, beneficially owns an aggregate of approximately 16.4% of our issued and outstanding Ordinary Shares and 56.6% on a fully diluted basis assuming all IPO and Founder Warrants were exercised. As a result of this major shareholders’ substantial shareholding, he has a substantial influence over our business, including decisions regarding acquisitions, mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This shareholder may take actions that are not in the best interests of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our Ordinary Shares. These actions may be taken even if they are opposed by our other shareholders.

Our failure to meet the continued listing requirements of Nasdaq could result in a de-listing of our Ordinary Shares and penny stock trading.

If we fail to satisfy the applicable continued listing requirements to maintain the listing of our Ordinary Shares on The Nasdaq Capital Market, Nasdaq may commence delisting procedures against our Company (during which we may have additional time of up to six months to appeal and correct our non-compliance). If our Ordinary Shares are ultimately delisted from Nasdaq, our Ordinary Shares would likely then trade only in the over-the-counter market and the market liquidity of our Ordinary Shares could be adversely affected and their market price could decrease. If our Ordinary Shares were to trade on the over-the-counter market, selling our Ordinary Shares could be more difficult because smaller quantities of shares would likely be bought and sold, transactions could be delayed, and we could face significant material adverse consequences, including: a limited availability of market quotations for our securities; reduced liquidity with respect to our securities; a determination that our shares are a “penny stock,” which will require brokers trading in our securities to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our securities; a reduced amount of news and analyst coverage for our Company; and a decreased ability to issue additional securities or obtain additional financing in the future. These factors could result in lower prices and larger spreads in the bid and ask prices for our Ordinary Shares and would substantially impair our ability to raise additional funds and could result in a loss of institutional investor interest and fewer development opportunities for us.

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

Our Ordinary Shares may be delisted from Nasdaq if we fail to maintain a minimum bid price of $1.00. Under Nasdaq Listing Rule 5810(c)(3)(A)(iv), we are no longer entitled to a 180-day compliance period to cure any future bid price deficiency.

On March 23, 2026, the Company received a notification from Nasdaq stating we failed to meet the minimum $1.00 bid price requirement under Nasdaq Listing Rule 5550(a)(2). We regained compliance on July 28, 2026, by effecting a 1-for-8 share consolidation on April 28, 2026. However, under Nasdaq Listing Rule 5810(c)(3)(A)(iv), because we completed a reverse split on April 28, 2026, in the event the Company’s closing bid price falls below $1.00 for 30 consecutive business days within one year of April 28, 2026, then we will not be eligible for a 180-day cure period. Instead, Nasdaq will immediately issue a Staff Delisting Determination, which could result in our shares being suspended or moved to the over-the-counter market.

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

The trading price of Diginex Limited’ Ordinary Shares has been volatile and could continue to fluctuate widely due to factors beyond Diginex’s control. This may happen due to broad market and industry factors, such as performance and fluctuation in the market prices or underperformance or deteriorating financial results of other listed companies in a similar industry. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. Furthermore, securities markets may from time-to-time experience significant price and volume fluctuations that are not related to Diginex’s operating performance, which may materially and adversely affect the trading price of its Ordinary Shares.

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

Any of these factors may result in large and sudden changes in the volume and price at which Diginex Limited’s Ordinary Shares will trade. In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. Diginex have been named in class action suits, which could divert a significant amount of its management’s attention and other resources from its business and operations and require it to incur significant expenses to defend the suit, which could harm Diginex’s results of operations. Such class action suit, whether or not successful, could harm Diginex’s reputation and restrict its ability to raise capital in the future. In addition, if a claim is successfully made against Diginex, it may be required to pay significant damages, which could have a material adverse effect on its financial condition and results of operations.

Our insiders beneficially own approximately 17.2% of our total issued and outstanding Ordinary Shares or approximately 57.5% assuming all of the IPO and Founder Warrants have been exercised, which may limit your ability to influence our actions.

Our insiders beneficially own approximately 17.2% of our total issued and outstanding Ordinary Shares or approximately 57.5% assuming all of the IPO and Founder Warrants have been exercised and have the power to exert considerable influence over our actions through their ability to effectively control matters requiring shareholder approval, including the determination to enter into a corporate transaction or to prevent a transaction, regardless of whether other shareholders believe that any such transaction is in their or our best interests. We cannot assure you that the interests of our insiders will coincide with the interests of other shareholders. As a result, the market price of our Ordinary Shares could be adversely affected. Additionally, our insiders may effectively control all of our corporate decisions so long as they continue to own a substantial number of our Ordinary Shares.

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

The future sales of Ordinary Shares by existing shareholders may adversely affect the market price of our Ordinary Shares.

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

Our Ordinary Shares are, in addition to the Nasdaq Capital Market, listed to trade on the Tradegate Exchange under the symbol “I0Q.” The cross-listing of our Ordinary Shares may adversely affect the liquidity and value of our Ordinary Shares.

Since February 20, 2025, our Ordinary Shares have, in addition to the Nasdaq Capital Market, been listed to trade on the Frankfurt Stock Exchange and Tradegate Exchange under the symbol “I0Q.” Cross-listing of securities, also known as inter-listing or multi-listing, refers to a company listing its shares on multiple stock exchanges, including its domestic exchange and one or more foreign exchanges. This means our Ordinary Shares can be traded on different exchanges, providing access to a wider range of investors and potentially increasing liquidity. Trading of our Ordinary Shares in these markets will take place in different currencies (U.S. dollars on the Nasdaq Capital Market and Euros on the Frankfurt Stock Exchange and Tradegate Exchange), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Germany). Fluctuations in the exchange rate between the currency of the primary listing exchange and the currency of the cross-listing exchange can impact the value of the securities to investors. Changes in exchange rates can affect the value of the investment, regardless of the Company’s underlying performance. The trading prices of our shares on these two markets may differ due to these and other factors, such as the timing of Diginex’s disclosures and press releases. Any decrease in the price of our Ordinary Shares on the Frankfurt Stock Exchange and Tradegate Exchange could cause a decrease in the trading price of our Ordinary Shares on the Nasdaq Capital Market. Since Diginex completed a share consolidation on April 28, 2026, the Ordinary Shares of Diginex ceased to be quoted on either the Frankfurt Stock Exchange or Tradegate Exchange.

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

With the increased importance placed on ESG, Supply Chain, and Carbon reporting there could be new market entrants that directly compete with Diginex. Such competitors may have significant competitive advantages, including, the ability to leverage their sales efforts and marketing expenditures across a broader portfolio of services, greater global presence, more established third-party relationships, greater brand recognition, greater financial strength, greater numbers of company and investor clients, larger research and development teams, larger marketing budgets and other advantages over Diginex.

While Diginex believes its products and services differentiate it from many such competitors, the business has relatively low barriers to entry and Diginex anticipates that such barriers to entry will become lower in the future. This could lead to fee compression or require Diginex to spend more to modify or adapt its offerings to attract and retain customers and remain competitive with the products and services offered by new competitors in the industry. Increased competition on the basis of any of these factors, including competition leading to fee reductions, could materially and negatively impact Diginex’s business, financial condition and results of operations.

Diginex’s business lines rely on vendors and third-party service providers.

Diginex’s operations could be interrupted or disrupted if Diginex’s vendors and third-party service providers, or even the vendors of such vendors and third-party service providers, experience operational or other systems difficulties, terminate their service, fail to comply with regulations, raise their prices or dispute key intellectual property rights sold or licensed to, or developed for, Diginex. Diginex may also suffer the consequences of such vendors and third-party providers’ mistakes. Diginex outsources some of its operational and a large component of its ESG and supply chain product development and platform maintenance activities and accordingly depends on key relationships with vendors. For example, Diginex relies on vendors and third parties for certain services, including systems development and maintenance and hosting servers. The failure or capacity restraints of vendors and third-party services, a cybersecurity breach involving any third-party service providers or the termination or change in terms or price of a vendors and third-party software license or service agreement on which Diginex relies could interrupt Diginex’s operations. Replacing vendors and third-party service providers or addressing other issues with Diginex’s vendors and third-party service providers could entail significant delay, expense and disruption of service. As a result, if these vendors and third-party service providers experience difficulties, are subject to cybersecurity breaches, terminate their services, dispute the terms intellectual property agreements, or raise their prices, and Diginex is unable to replace them with other vendors and service providers, particularly on a timely basis, Diginex’s operations could be interrupted. If an interruption were to continue for a significant period, Diginex’s business, financial condition and results of operations could be adversely affected. Even if Diginex can replace vendors and third-party providers, it may be at a higher cost, which could also adversely affect Diginex’s business, financial condition and results of operations.

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

Our Corporate History

Diginex Limited was incorporated on January 26, 2024 as an exempted company in the Cayman Islands with limited liability with its registered office at the office of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands and principal place of business at 25 Wilton Road, Victoria, London, Greater London, SW1V 1LW, United Kingdom. Our telephone number is +44 1474554550. Diginex’s website is located at https://www.diginex.com.

Diginex is a holding company which conducts its business through various subsidiaries. Diginex Solutions (HK) Limited (“DSL”), a wholly owned subsidiary of Diginex, is incorporated in Hong Kong. DSL owns two subsidiaries: Diginex Services Limited, a company incorporated in the United Kingdom and Diginex USA LLC, a company incorporated in Delaware, USA. Diginex formed Diginex MENA Limited, a wholly owned subsidiary, incorporated in Abu Dhabi, on September 26, 2025, to expand Diginex’s operations into the Middle East market. DSL is a Hong Kong domiciled technology company that builds end to end Software as a Service (“SaaS”) solution for the future of ESG reporting and supply chain due diligence. The demand for companies to report on ESG components of their business and perform extensive due diligence on their supply chain is increasing at pace due, in part, to increasing regulatory demands. Diginex has built products to address those demands. As well as offering SaaS solutions, Diginex also offers advisory services to support overall ESG strategies. Such advisory services can range from, for example, advising on credible reporting solutions to training to providing advice on carbon footprints.

During the year ended March 31, 2026, Diginex expanded its business through the acquisition of three companies.

On October 3, 2025, Diginex Limited acquired Matter DK ApS, a company incorporated in Denmark (“Matter”) which is in the business of ESG and sustainability data analytics to aid financial institutions and investors integrate responsible investing practices into their portfolios.

On January 7, 2026, Diginex Limited acquired The Remedy Project, an advisory business incorporated in Hong Kong (“TRP”) which is in the business of advising companies and governments on human rights solutions.

On January 13, 2026, Diginex Limited acquired Plan A.earth GmbH, a climate technology company (“Plan A”) which is in the business of providing carbon accounting, decarbonization and ESG reporting solutions for businesses. Plan A’s parent operating entity is organized in Germany and owns three wholly owned subsidiaries organized in the United Kingdom, France and Bulgaria.

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

The acquisition of DSL included a 100% owned subsidiary, Diginex USA, LLC, a Delaware limited liability company. In September 2021, DSL acquired, Diginex Services Limited, a United Kingdom corporation, for zero consideration from RVL. Diginex Services Limited is 100% owned subsidiary of DSL.

Diginex Limited is a Cayman Islands exempted company, incorporated under the laws of the Cayman Islands on January 26, 2024. On July 15, 2024, DSL completed a restructuring pursuant to a share exchange agreement (the “Share Exchange Agreement”), whereby the then existing shareholders of DSL (the “Original Shareholders”) transferred all of their shares in DSL to Diginex Limited, in consideration for Diginex Limited’s issuance of substantially the same securities to such shareholders in exchange for the securities of DSL held by Original Shareholders (the “Exchange”). A copy of the Share Exchange Agreement is attached hereto as Exhibit 4.1, and is incorporated herein by reference. Prior to the Exchange there were 16,756 ordinary shares of DSL issued and outstanding, 3,151 preferred shares of DSL issued and outstanding and 10,172 warrants of DSL issued and outstanding. In the Exchange, each of the securities of DSL were exchanged for substantially the same securities of Diginex Limited at an exchange ratio of one (1) ordinary share of DSL for four hundred and ten (410) Ordinary Shares of Diginex Limited, one (1) preferred share of DSL for four hundred and ten (410) Preferred Shares of Diginex Limited and one (1) warrant of DSL for four hundred and ten (410) warrants of Diginex Limited.

On May 28, 2023, DSL agreed to an $8,000,000 share subscription agreement with Rhino Ventures Limited and on September 28, 2023 executed a subscription agreement (the “RVL Subscription Agreement”). Pursuant to the RVL Subscription Agreement, DSL issued Rhino Ventures Limited 5,086 ordinary shares and 10,172 warrants (the “Founder Warrants”) in exchange for $8.0 million. The warrants will be exercisable for ordinary shares of DSL for a period of three years from the date they are issued and shall be exercisable at a per ordinary share price of US$2,512. Post the completion of the Restructuring and Share Subdivision, the number of warrants of Diginex Limited issued to Rhino Ventures Limited was adjusted to 4,170,520 from 10,172 with an adjusted price per ordinary warrant of US$6.13. The warrants, if fully exercised, will result in the issuance of such number of Ordinary Shares equal to 51% of the total issued and outstanding shares of the Company at the time of the warrants being exercised. This will be prorated for partial exercise of warrants. Rhino Ventures Limited paid the $8.0 million subscription price via the payment of $6.1 million in cash and the conversion of $1.9 million of debt due to Rhino Ventures Limited. The RVL Subscription Agreement also activated an anti-dilution clause in the Articles of Association of DSL which resulted in HBM IV, Inc. being issued 151 preferred shares of DSL for zero consideration. This increased HBM IV, Inc.’s holding to 3,151 preferred shares of DSL.

In connection with the Exchange, Diginex Limited and security holders of DSL consummated the following transactions (the “Ancillary Transactions”): (i) Diginex Limited issued $4.35 million new convertible loan notes to certain Original Shareholders in consideration for the cancellation of the then existing convertible loan notes issued by DSL and held by such Original Shareholders; (ii) Diginex Limited granted certain share options under the new share option plan that was adopted by Diginex Limited to the holders of the unexercised share options granted by DSL (the “Original Share Options”), in consideration for the cancellation of the Original Share Options held by such holders (at time of the Exchange there were 629,760 vested but unexercised share options and unvested share options exercisable for such number of Ordinary Shares equal to 1.3% of the issued and outstanding shares of the Company at the time of vesting) and (iii) Diginex Limited granted certain warrants to purchase Ordinary Shares of Diginex Limited to the holders of the then existing warrants to purchase ordinary shares of DSL (the “Original Warrants”), in consideration for the cancellation of the Original Warrants held by such holders. The convertible loan notes automatically converted into Ordinary Shares of Diginex Limited on December 20, 2024 and whilst there is no automatic vesting of any unvested share options upon completion of the IPO the board of directors did have the ability to accelerate vesting at any point. The board of directors approved and authorized the acceleration of the vesting of the unvested share options to January 23, 2026 with the exception of those that converted into a percentage of issued share capital which is now 1.7%. The fair value of all unvested ESOP as of March 31, 2026 was $2.2 million of which $2.1 million has been recognized in the statements of profit or loss for the year ended March 31, 2026.

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

On August 6, 2024 certain Employee Share Option Plan (“ESOP”) holders exercised their options and converted their options into Ordinary Shares. 501,840 employee share options were converted into 1,003,680 Ordinary Shares whilst 315,700 employee share options lapsed without being exercised. In addition, 368,826 employee share options were issued on July 31, 2024 and on August 21, 2024 employee share options were issued equating to 0.5% of the issued and outstanding shares of the Company at the time of vesting. During the year ended March 31 2026, Diginex issued 20,000 new employee share options to the Chief Commercial Officer that vest in equal annual proportions over three years from the date of employment. Also, during the year ended March 31, 2026, 410,771 employee share options were exercised and Ordinary Shares issued. The remaining employee share options as of the date of this Annual Report on Form 20-F are 20,000 unvested employee share options and unvested employee share options exercisable for such number of Ordinary Shares equal to 1.7% of the issued and outstanding shares of the Company at the time of vesting. The holder of 20,000 share options has recently left Diginex and only 6,667 share options vested.

Since November 17, 2023, Rhino Ventures Limited (“RVL”) issued convertible notes (the “Rhino Notes”) to various investors (each a “Rhino Investor” and collectively the “Rhino Investors”). In exchange for a loan from a Rhino Investor, RVL issued the Rhino Investor a Rhino Note. The Rhino Notes were converted into DSL ordinary shares, or successor securities, that were owned by RVL at a conversion price of between USD2.78 to USD2.99. The Rhino Notes were convertible into RVL’s shares of DSL ordinary shares, or successor securities, (1) at the option of the Rhino Investor or (2) automatically upon Diginex registration statement on Form F-1 either being effective or having received 2 or below comments. On August 7, 2024, six of the Rhino Investors elected to convert their Rhino Notes and RVL transferred an aggregate amount of 2,992,180 Ordinary Shares of Diginex Limited, the successor securities to the DSL ordinary shares, to the six Rhino Investors as follows: (i) Samantha Dolan received 327,180 Ordinary Shares, (ii) Christopher Lord received 418,200 Ordinary Shares, (iii) Dorota Menard received 400,980 Ordinary Shares, (iv) Gildo Plate received 294,380 Ordinary Shares and (v) Natalia Pelham received 1,049,600 Ordinary Shares and (vi) Benjamin Salter received 501,840 Ordinary Shares. On November 25, 2024, nine additional Rhino Investors elected to convert their Rhino Notes and RVL transferred an aggregate amount of 2,710,707 Ordinary Shares of Diginex Limited, the successor securities to DSL ordinary shares, to the nine Rhino Investors as follows: (i) New Advent Sdn.Bhd received 100,860 Ordinary Shares, (ii) Ayle Ventures Limited received 167,280 Ordinary Shares, (iii) Duvin Limited received 935,407 Ordinary Shares, (iv) Carl Stephen George received 455,100 Ordinary Shares, (v) Ching Kuen Franklin Heng received 83,640 Ordinary Shares, (vi) Harley Street Medical Doctors Limited received 421,480 Ordinary shares, (vii) Chung-Mei Hsu received 67,240 Ordinary Shares, (viii) LVS Capital Partners Limited received 202,540 Ordinary Shares and (ix) David Nicholson received 277,160 Ordinary Shares. Other than Natalia Pelham, who is our Chairman’s wife, the Rhino Investors are not related to Mr. Pelham nor are they affiliates to the Company. As of the date of this Annual Report on Form 20-F RVL holds 7,640,247 Ordinary Shares.

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

Warrants

On January 23, 2025 the following warrants were issued by the Company in connection with the IPO to Rhino Ventures Limited (“IPO Warrants”):

1.	Tranche 1 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $5.13 per share, which expire 6 months from January 23, 2025 (the “Tranche 1 Warrants”);
2.	Tranche 2 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $6.15 per share, which expire 9 months from January 23, 2025 (the “Tranche 2 Warrants”);
3.	Tranche 3 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $7.18 per share, which expire 12 months from January 23, 2025 (the “Tranche 3 Warrants”);
4.	Tranche 4 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $8.20 per share, which expire 15 months from January 23, 2025 (the “Tranche 4 Warrants”);
5.	Tranche 5 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $10.25 per share, which expire 18 months from January 23, 2025 (the “Tranche 5 Warrants”); and
6.	Tranche 6 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price $12.30 per share, which expire 24 months from January 23, 2025 (the “Tranche 6 Warrants”).

On July 22, 2025, Rhino Ventures Limited exercised all of the Tranche 1 Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $5.13 per share. In connection with the exercise of the Tranche 1 Warrants Rhino Ventures Limited paid the exercise price of $11,542,500 to the Company. In addition, Rhino Ventures Limited also exercised all of the Tranche 2 Warrants to purchase 18,000,000 Ordinary Shares at an exercise price of $0.77 per share on October 22, 2025 (Post Share Consolidation: 2,250,000 Ordinary Shares at an exercise price of $6.15). In connection with the exercise of the Tranche 2 Warrants Rhino Ventures Limited paid an exercise price of $13,837,500. The number of shares purchased, and the exercise price per share for Tranche 2 Warrants was amended by a multiple of 8 (eight) following the 7 (seven) to one bonus share issuance as September 8, 2025. The Tranche 3 Warrants expired on January 23, 2026 without being exercised.

On March 20, 2026 the Tranche 4 Warrants, Tranche 5 Warrants and Tranche 6 Warrants were each modified, by the Diginex Board of Directors, to have their expiration date extended for an additional 24 months. The expiration date of the Founder Warrants was also extended for an additional 24 months to May 27, 2029.

Bonus Issue and Share Consolidation

On September 8, 2025 the Company completed a bonus share issuance whereby seven Ordinary Shares were issued for every one Ordinary Share held on September 5, 2025, the record date. This resulted in the issuance of 176,706,341 additional Ordinary Shares. The authorized share capital of the company was not changed.

On April 28, 2026, Diginex Limited (“Diginex” or the “Company”) effected an increase in the authorized share capital of the Company from US$50,000 to US$200,000 divided into 3,960,000,000 Ordinary Shares of a par value US$0.00005 each (the “Existing Ordinary Shares”) and 40,000,000 preferred shares of US$0.00005 par value each (the “Existing Preferred Shares”), by the addition of 3,000,000,000 Existing Ordinary Shares (the “Share Capital Increase”) and a share consolidation, whereby every eight (8) issued and unissued Existing Ordinary Shares were consolidated into one (1) ordinary share of a par value of US$0.0004 each and every eight (8) issued and unissued Existing Preferred Shares be consolidated into one (1) preferred share of a par value of US$0.0004 each, the shares as consolidated shall rank pari passu in all respect with each other and have the same rights and are subject to the same restrictions (save as to par value) as the Existing Ordinary Shares and the Existing Preferred Shares (as the case may be), any fractional shares that would have resulted from the share consolidation will be rounded up to the next whole number (the “Share Consolidation”, together with the Share Capital Increase, the “Authorized Share Capital Changes”), such that the authorized share capital of the Company shall be US$200,000 divided into 495,000,000 ordinary shares of a par value of US$0.0004 each and 5,000,000 preferred shares of a par value of US$0.0004 each. The Company’s ordinary shares continue to trade on a post-split basis on the Nasdaq Capital Market under the Company’s existing trading symbol “DGNX” and the new CUSIP number for Diginex’s ordinary shares following the Share Consolidation is G28687112. Unless otherwise indicated, all share and per-share data (including outstanding shares, options, warrants, and earnings per share) presented in this Annual Report on Form 20-F have been retroactively restated for all periods presented to reflect the execution of the Share Consolidation.

On March 23, 2026, the Company received a notification from Nasdaq stating we failed to meet the minimum $1.00 bid price requirement under Nasdaq Listing Rule 5550(a)(2). We regained compliance on July 28, 2026, as a result of our 1-for-8 share consolidation on April 28, 2026. However, under Nasdaq Listing Rule 5810(c)(3)(A)(iv), because we completed a reverse split on April 28, 2026, in the event the Company’s closing bid price falls below $1.00 for 30 consecutive business days within one year of April 28, 2026, then we will not be eligible for a 180-day cure period. Instead, Nasdaq will immediately issue a Staff Delisting Determination, which could result in our shares being suspended or moved to the over-the-counter market.

Acquisitions

Matter DK ApS

On October 3, 2025, pursuant to Share Purchase Agreement dated August 18, 2025 between Diginex Limited and the Sellers (the “Matter Agreement”), Diginex Limited, closed the all-share acquisition of Matter DK ApS, an innovative ESG data company focused on delivering sustainability data, analytics, and insights to the investment industry. The acquisition of Matter enhances Diginex’s capabilities in ESG data benchmarking, reporting, and AI-driven analytics, enabling more comprehensive solutions for clients navigating global sustainability regulations and stakeholder demands. Matter, which is headquartered in Copenhagen, Denmark, brings Diginex advanced tools including an intuitive analytics platform for portfolio-level sustainability analysis, flexible API integrations powering platforms like Nasdaq eVestment, and traceable, granular ESG datasets aligned with SDGs and regulatory frameworks.

Matter was valued at $13 million in the Matter Agreement. The purchase price was paid through the issuance of 1,241,496 Diginex Ordinary Shares (the “Consideration Shares”) (Post Share Consolidation: 155,187 Ordinary Shares) originally valued by the parties at $10.47 per share (Post Share Consolidation: $83.76 per share). 1,055,272 Consideration Shares (Post Share Consolidation: 131,909 Consideration Shares) were issued upon the closing of the transaction and the balance of 186,224 Consideration Shares (Post Share Consolidation: 23,278 Consideration Shares) will be issued 12 months after the closing. The Consideration Shares are subject to an 18-month lock-up period.

Diginex reserved 238,752 Ordinary Shares (the “Management Shares”) (Post Share Consolidation: 29,844 Ordinary Shares) for issuance to senior management of Matter. The Management Shares will be issued in equal proportions on the 12 month and the 24 month anniversary of the closing of the acquisition, provided the recipient of the Management Shares are still employed by Matter. In connection with the transaction Diginex also issued 62,074 Ordinary Shares (Post Share Consolidation: 7,759 Ordinary Shares) to an unrelated party as an introductory fee in relation to this transaction.

The foregoing description of the Matter Agreement does not purport to be complete and is qualified in its entirety by reference to the actual Matter Agreement, which is filed as Exhibit 4.10 hereto, and incorporated herein by reference.

On March 31 2026, Matter had a team of 23 located primarily in Denmark with remote team members in Hong Kong, United Kingdom and the Republic of Columbia.

The Remedy Project

The Remedy Project is a pioneering organization specializing in data-driven human rights risk assessment and worker-centered remediation protocols dedicated to driving system-level change that safeguards worker rights and ensures access to effective remedy across global supply chains, with particular expertise in forced labor, migrant worker protections, and operational-level grievance mechanisms.

On January 7, 2026, pursuant to the Share Purchase Agreement, dated December 17, 2025 between Diginex Limited and Archana Kotecha (the “Remedy Agreement”). Diginex Limited closed the acquisition of The Remedy Project Limited, a Hong Kong based advisory company, pursuant to a share purchase agreement, dated December 17, 2025 (the “SPA”). Diginex acquired 100% of the issued shares (the “Remedy Shares”) of the Remedy Project in exchange for issuance of 1,000,000 Ordinary Shares valued $3.79 per share (Post Share Consolidation: 125,000 Ordinary Shares valued at 30.32 per share); and the commitment to issue up to an additional 1,000,000 Ordinary Shares (the “Earn Out Shares”), provided certain operating and earnout targets, set forth in the SPA are met over the three year period from closing.

250,000 additional Ordinary Shares (Post Share Consolidation: 31,250 Ordinary Shares) were issued on March 27, 2026 with the remaining 750,000 Ordinary Shares (Post Share Consolidation: 93,750 Ordinary Shares) subject to the below conditions:

250,000 Ordinary Shares (Post Share Consolidation: 31,250 Ordinary Shares) – 18 months after closing

250,000 Ordinary Shares (Post Share Consolidation: 31,250 Ordinary Shares) – achieve an EBITDA target of $4.1m for the year ending March 31, 2028

250,000 Ordinary Shares (Post Share Consolidation: 31,250 Ordinary Shares) - achieve an EBITDA target of $8.2 m for the year ending March 31, 2029

This acquisition of the Remedy Project, combines Diginex’s advanced supply chain technology with the Remedy Project’s deep expertise in operational-level grievance mechanisms and worker rights, creating a comprehensive ecosystem for businesses to achieve resilient, ethical operations. The acquisition aligns Diginex’s innovative tools, such as Lumen for supply chain risk assessment and Apprise for proactive worker engagement, with the Remedy Project’s proven advisory services in human rights due diligence, capacity building, and data-driven insights. Together, these synergies will enable companies to not only identify and monitor human rights risks, but also to implement effective remediation strategies, enable compliance with evolving global regulations like the EU Corporate Sustainability Due Diligence Directive and enhance stakeholder trust.

The foregoing description of the Remedy Agreement does not purport to be complete and is qualified in its entirety by reference to the actual Remedy Agreement, which is filed as Exhibit 4.11 hereto, and incorporated herein by reference.

On March 31 2026, Remedy Project had a team of 5 located primarily in Hong Kong with remote team members in Singapore and United Kingdom.

Plan A.earth GmbH

Plan A is one of Europe’s leading Greentech providers, offering an AI-powered platform that automates carbon accounting and ESG reporting for over 220 clients globally. By streamlining the collection of Scope 1, 2, and 3 emissions data, the company enables organizations and their entire value chains to move beyond simple tracking towards science-based decarbonization and measurable return on investment. Plan A holds both a TÜV Rheinland certification and a B Corp certification which evidences its status as a sustainable and eco-friendly company with overall social and environmental performance, accountability, and transparency. Plan A combines rigorous scientific methodology with advanced technology to help enterprises navigate complex regulatory frameworks, ensuring they reach net-zero goals with transparency and accuracy.

On January 13, 2026, pursuant to the Share Purchase Transfer Agreement, dated December 31, 2025 between Diginex Limited and the Sellers (the “PlanA Agreement”), Diginex Limited closed the acquisition of PlanA.earth GmbH and its subsidiaries.

Diginex acquired 100% of the issued shares of Plan A in exchange for €3 million in cash and 6,720,317 Ordinary Shares (Post Share Consolidation: 840,040 Ordinary Shares) valued at €52 million. The Ordinary Shares were valued at $9.10 (Post Share Consolidation: $72.80).

The Ordinary Shares are subject to a lock-up (the “Lock-Up Period”) as follows: (a) 25% released at 6 months after the Closing Date; (b) a further 25% released at 9 months after the Closing Date; (c) a further 25% released at 12 months after the Closing Date; and (d) the remaining 25% released at 15 months after the Closing Date.

In addition, subject to the achievement of the financial targets set forth below, the Sellers shall be entitled to a performance related earn out payment for fiscal years 2026 and 2027 (the “Earn-Out”).

An amount of €10 million shall be payable in Ordinary Shares, at a share price of $9.10 per share (Post Share Consolidation: $72.80 per share), if the fully paid annualized value of recurring revenue of Plan A (the “2026 ARR Target Payment”) in the twelve months period ending on March 31, 2027 (the “FY 2026”) amounts to or exceeds €11.3 million (the “ARR Target 2026”). Twenty percent of any excess ARR Target 2026 generated in FY 2026 (the “Excess FY 2026 ARR”) shall be counted towards the ARR Target 2027, as defined below.

An amount of €15 million (the “2027 ARR Target Payment”) shall be payable in Ordinary Shares, at a share price of $9.10 per share (Post Share Consolidation: $72.80 per share), if the the fully paid annualized value of recurring revenue of Plan A in the twelve months period ending on 31 March 2028 (“FY 2027” and together with any excess FY 2026 ARR amounts to or exceeds €17 million (the “ARR Target 2027”)

In case 75% or more (but less than 100%) of the ARR Target 2026 or the ARR Target 2027 is achieved in the respective twelve months period, the respective Earn-Out is payable pro rata. For example, if in FY 2026 the fully paid annualized value of recurring revenue of Plan A amounts to EUR 8,475,000 (i.e. an amount of 75% of the ARR Target 2026) an Earn-Out for FY 2026 of EUR 7,500,000 (i.e. 75% of the 2026 ARR Target Payment) is payable in ordinary shares of the Purchaser.

The aggregate Earn-Out shall in no event exceed an amount of EUR 25,000,000. In case of an overachievement of the ARR Target 2027, the excess fully paid annualized value of recurring revenue of Plan A generated above the ARR Target 2027 may be counted towards the ARR Target 2026, if necessary, but no excess fully paid annualized value of recurring revenue of Plan A will be applied to subsequent years.

In addition, Diginex agreed to issue €3.0 million worth of RSU’s to Plan A employees. The number of RSU’s to be issued was calculated at a share price of $9.10 (Post Share Consolidation: $72.80 per share). At the time of this Form 20-F the RSUs have not been issued.

The foregoing description of the PlanA Agreement does not purport to be complete and is qualified in its entirety by reference to the actual PlanA Agreement, which is filed as Exhibit 4.12 hereto and incorporated herein by reference.

On March 31 2026, PlanA had a team of 51 located in Germany (42), France (6) and Bulgaria (2) with a remote contractor based in Brazil.

Restrictive Share Units (“RSU”)/ Performance Share Units (“PSU”)

In November 2025, Diginex issued 25,468 RSUs and 12,263 PSUs, after adjusting for the Share Consolidation on April 28, 2026. The RSUs vest in equal amounts on March 31, 2026, 2027 and 2028 and vesting is subject to continued employment and the achievement of individually set Key Performance Indicators (“KPI’s”). PSU’s were issued to selected executives and mature on March 31, 2028. Any PSU allocation is subject to the performance of the Diginex Ordinary Shares against the S&P Software & Services Select Index (“SPSISS”). The RSUs and PSU’s were issued pursuant to the Diginex Limited Amended and Restated 2024 Omnibus Incentive Plan (the :Plan”) a copy of which is attached hereto as Exhibit 4.9, and is incorporated herein by reference.

Other Share Awards

On March 6, 2026, Tomicah Tillemann-Dick, a non-executive director of Diginex Limited was awarded 60,449 Ordinary Shares in Diginex Limited. The award was in recognition of his contribution to both DSL and Diginex since joining the DSL board in 2021 and the Diginex board from IPO.

On December 1, 2025 the contracts with our non-executive directors were amended to reflect an increase in cash compensation and also a share award. The share award was $100,000 per annum with the shares being issued within five (5) days of the Diginex’s financial results being published. As of March 31, 2026, $100,000 has been accrued for this compensation.

Outstanding Shares

On March 31, 2026 the Company has 29,130,130 issued and outstanding Ordinary Shares, after adjusting for the Share Consolidation on April 28, 2026.

The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC. Such reports can also be found on the Diginex website at http://www.diginex.com

4.B.	Business Overview

Industry Background

“ESG” is an evolution in corporate sustainability thinking, and it encapsulates a series of Environmental, Social, and Governance-related criteria to measure and evaluate both business impacts as well as risks and opportunities.

-	Environmental (E): This pillar focuses on a company’s impact on the natural environment as well as how it manages environmental risks and opportunities. It includes considerations like carbon emissions, energy use, waste management, water conservation, biodiversity loss, and compliance with environmental regulations. In the current landscape, this has shifted from static footprint tracking to active corporate decarbonization and the mitigation of transition risks across complex operations.

-	Social (S): This dimension focuses on a company’s impact on society and how it treats different groups of people, including employees, suppliers, customers, and the communities where it operates. It also addresses people-related risks and opportunities for the company. Key issues include workplace health & safety, diversity & inclusion, human rights and forced labor, data protection, and community engagement. Today, corporate accountability hinges heavily on the generation of primary human rights data and the enforceable protection of workers’ rights deep within supply networks.

-	Governance (G): This component refers to the structures, processes and internal controls a company uses to guide its operations. Internally, it encompasses leadership structures, executive pay, ethical and corporate guidelines, and decision-making processes. Externally, it involves stakeholder engagement, compliance with regulations, and transparent disclosure practices.

In the modern business landscape, ESG considerations have emerged as paramount. Corporate governance, sustainability and the consideration of environmental and social concerns are not new to the business world, but as global ESG-related challenges like climate change, societal inequalities, and corporate scandals become more pronounced and understood, the importance of ESG reporting and supply chain traceability has soared. Key stakeholders, including consumers, investors, and regulators, now increasingly demand transparency and accountability on these fronts. With the introduction of mandated sustainability and supply chain due diligence reporting requirements, regulators, in Europe and elsewhere, are seeking a balanced approach to avoid overregulation in favor of an approach where sustainability supports the competitiveness of companies and industries. Navigating this balance requires a strategic blend of secure data architecture and corporate advisory.

There are differing needs for ESG disclosures:

-	Corporate disclosure and ESG-related regulations are on the rise globally, with regulators increasingly mandating standardized and transparent reporting of companies’ ESG performance to ensure stakeholders, particularly investors, have access to comprehensive, comparable, and reliable information. The European Union and others, such as the United Kingdom and Singapore are moving to mandatory ESG disclosure requirements from their previous voluntary stance. Whilst the European Union regulations have had a reduction in scope and a delay in implementing it will still result in mandatory reporting.

-	Investor interest in ESG is rising exponentially, reshaping the financial landscape and putting increased pressure on corporates to disclose ESG performance data. The ESG investment industry currently represents somewhere between $30 and $40 trillion in assets under management globally, and despite some recent performance wobbles and drawdowns, that number is expected to grow to between $35 and $50 trillion by 2030. In turn, the global sustainable lending and bond market size has multiplied in the last years and is expected to keep its pace. Financing is increasingly tied to clear KPIs in supply chain compliance and actionable decarbonization.

-	Consumer demands are putting additional pressure on transparency and ESG performance. Growing concerns about environmental challenges as well as greater expectations around societal issues have brought sustainability into the mainstream. As a result, consumers increasingly prioritize environmental and social responsibility in their purchasing decisions with a growing demand for sustainable products and companies.

A key characteristic of the ESG movement is its reliance on data and measurable metrics. In contrast to previous corporate sustainability movements (e.g., Corporate Social Responsibility “CSR”) which often involved self-regulated practices and policies, ESG is grounded on quantifiable and comparable data based on specific metrics to validate outcomes and performance. As such, regulatory pressures, investor interest and changing consumer demands are putting significant pressure on corporates to produce, manage and disclose ESG performance data, relating to both their own business as well as their supply chain.

As ESG becomes integral to business strategies, investor criteria, and regulatory compliance, there is a growing need for specialized tools and advisory insight to process ESG data and draw conclusions for business decision making. As the volume and complexity of ESG data, disclosure and performance requirements increase, tools that can gather, analyze, and present this information in a cohesive manner that adheres to key requirements become indispensable. In an environment where ESG performance and disclosure can directly influence investor decisions, brand reputation, and regulatory compliance, having precise and comprehensive ESG software tools is crucial for businesses. Three prominent examples of ESG software include:

-	ESG reporting and data management solutions, which generally facilitates the systematic collection, organization, and presentation of a company’s ESG performance data. It provides a structured platform for businesses to document and report their sustainability and ethical initiatives, ensuring transparency and adherence to established standards. Such software is instrumental in meeting the increasing demands of stakeholders, regulators, and investors for comprehensive and verifiable ESG disclosures.

-	Carbon and decarbonization management software, which generally helps businesses to quantify, monitor, and manage their Greenhouse Gas (GHG) emissions. By providing insights into carbon-producing activities and their implications, this type of software typically aids in the formulation of strategies to reduce carbon footprints across entire corporate operations and value chains. Companies use these tools to align with environmental standards, regulatory requirements, and sustainability goals.

-	Supply chain sustainability and human rights solutions, which generally assist companies in overseeing the sustainability practices within their supply chain, providing tools and frameworks to evaluate and ensure that suppliers and partners adhere to prescribed ethical, environmental, and social standards. By providing a holistic view of the supply chain’s sustainability performance, this type of software supports companies in maintaining integrity throughout their operations, mitigating risks, protecting work rights and reinforcing commitment to responsible sourcing and production.

The market for ESG software and highly technical advisory is experiencing rapid growth and is expected to keep its pace over the coming years.

-	The global market spends on ESG reporting software is expected to grow from over $1.3 billion in 2023 to over $5.6 billion in 2029, at a compound annual growth rate (“CAGR”) of 26%. Industries with complex supply chains – particularly manufacturing, and wholesale and retail trade – are expected to have the highest growth rates between 2023 and 2029. [1]

-	The carbon management software market grew from USD 13.08 billion in 2024 to USD 14.98 billion in 2025. It is expected to continue growing at a CAGR of 13.93%, reaching USD 28.63 billion by 2030. [2]

-	The global supply chain sustainability software market was valued at approximately USD 1.7 billion in 2023 and is projected to grow to USD 6.8 billion by 2028, reflecting a CAGR of 32% [3]

As ESG becomes increasingly important, companies are not only looking for software to gain operational efficiencies and streamline their reporting, data management, and compliance processes. Corporates are also increasingly relying on specialized data and consulting services to support them in their sustainability and ESG programs. ESG consulting covers a wide range of services, including support for ESG and sustainability corporate strategy, digital transformation, corporate reporting and disclosures, operational transformation, product stewardship and supply chain sustainability, among others. Crucially, advisory services bridge the gap where software alone falls short—particularly in the execution of complex decarbonization roadmaps, tracking of workers’ rights, and interpreting human rights data. In par with the software market, investment in ESG and sustainability consulting reached USD 11.5 billion in 2022, expected to grow to USD 48 billion by 2028 at a CAGR of 27%. 1

Going forward, technological innovations like AI are expected to keep driving market growth, making data collection and analysis more nuanced. Additionally, as ESG becomes a global standard, emerging markets will also substantially contribute to the growth, requiring businesses worldwide to adopt ESG reporting tools and technical advisory expertise.

1 Verdantix Market Size And Forecast: ESG Reporting Software 2023-2029 (Global)

2 Carbon Management Software Market by Component, Deployment Mode, Enterprise Size, Organization Type, Application, End User Industry - Global Forecast to 2030

3 Verdantix Green Quadrant: Supply Chain Sustainability Software 2024

Industry Regulation

On the regulatory side, corporate disclosure and ESG-related disclosure mandates are on the rise globally, with regulators increasingly mandating standardized and transparent reporting of companies’ ESG performance to ensure stakeholders, particularly investors, have access to comprehensive, comparable, and reliable information. The European Union and the US currently lead in regulatory developments, starting with a focus on financial market participants, large corporations and climate-related disclosures. As demand for ESG transparency grows, regulators worldwide are tightening policies to standardize disclosures and practices. Governments and financial bodies are developing frameworks to ensure consistent, reliable, and comparable ESG data, empowering investors and holding companies accountable for their environmental and social impacts. The regulatory landscape is dynamic, with varying approaches across regions driven by local market needs, creating a complex environment where companies must navigate stricter rules while maintaining their competitive edge in an increasingly volatile market. The emphasis has shifted from loose corporate disclosure to hard operational liability concerning human rights data and environmental impacts. Some of the most relevant regulatory developments around the world are:

● The EU Corporate Sustainability Reporting Directive (“CSRD”), EU Taxonomy, and Corporate Sustainability Due Diligence Directive (“CSDDD”) have been significantly simplified through the Omnibus I Simplification Package, proposed by the European Commission on February 26, 2025. Provisional political agreement was reached in December 2025 (trilogue December 9; European Parliament endorsement December 16). The final text is expected to be published in the Official Journal around March 2026 after formal Council approval and legal/linguistic review, with Member States transposing most changes within 12 months (CSDDD provisions by July 26, 2028). Key updates include:

●	CSRD: Scope narrowed to large EU (and non-EU with significant EU turnover) companies with greater than 1,000 employees and a net turnover of more than €450 million. Listed SMEs fully exempt; financial holding undertakings exempt. “Wave 1” companies (already reporting FY2024 in 2025) that fall out of scope get transition exemption for FY2025–2026. Remaining companies’ reporting delayed (first reports likely 2028 for FY2027). Simplified European Sustainability Reporting Standards (“ESRS”) via delegated act (expected mid-2026 after February 2026 consultation), with reduced data points (~61% fewer), voluntary sector-specific standards, limited value-chain requirements, and eased assurance.

●	EU Taxonomy: Reporting mandatory only for remaining in-scope CSRD companies (aligned with new thresholds). Omnibus Delegated Act (published January 8, 2026; effective January 28, 2026; optional for 2025 FY) introduces materiality thresholds (e.g., exclude less than 10% activities from KPIs), simplified/shorter templates, reduced data points, OpEx KPI opt-out if immaterial, financial sector reliefs (e.g., delayed KPIs/templates until 2027–2028 if no alignment claims; exclusions for non-reporting exposures). Voluntary for smaller large companies below thresholds.

●	CSDDD (effective since July 2024): Scope narrowed to very large companies (EU/non-EU) with greater than 5,000 employees and greater than €1.5 billion net worldwide turnover. Uniform application from July 26, 2029 (annual due diligence statement from FY starting January 1, 2030). Transposition delayed to July 26, 2028. Due diligence risk-based (operations, direct/indirect suppliers), no mandatory Paris-aligned transition plans, softened civil liability (national level), capped penalties (~3% turnover), and proportionality emphasis.

These changes aim to reduce burdens (projected in excess of €4.5B savings), enhance competitiveness, and ease implementation while upholding Green Deal sustainability and accountability goals. A review clause allows potential future scope expansions. Concerns remain about narrower coverage, reduced transparency, and enforcement.

● EU SFDR: The EU Sustainable Finance Disclosure Regulation (“SFDR”), effective since March 2021, is undergoing a major review to address legal ambiguity, data issues, and greenwashing risks. In December 2024, the EU Platform on Sustainable Finance proposed a new product categorization scheme with three labels: “Sustainable,” “Transition,” and “ESG Collection” (or similar), each with minimum criteria to improve clarity and trust. The European Commission launched a Call for Evidence in May 2025 (closed May 30, 2025) for input on refining SFDR and aligning it with the CSRD and other rules. On November 20, 2025, the Commission issued its formal legislative proposal (SFDR 2.0) to overhaul the framework. It replaces the current disclosure-based Article 6/8/9 approach with a formal categorization regime featuring three main product categories:

●	Sustainable (high standards, e.g., contributing to sustainability goals)

●	Transition (for credible transition paths in non-yet-sustainable assets)

●	ESG Basics (or similar, for products integrating ESG factors without meeting higher thresholds)

Key changes include minimum investment thresholds (e.g., around 70% alignment), mandatory exclusions, simplified disclosures (shorter templates, fewer indicators, removal of entity-level PAI requirements), better retail usability, stricter marketing rules, and alignment with CSRD/MiFID II. As of February 2026, the proposal is under negotiation by the European Parliament and Council. Final adoption is expected in 2026, with the revised SFDR applying 18 months after effectiveness, likely from 2028 onward, potentially with a 2027–2028 start-up/transition period for smoother implementation. This aims to repeal much of the current SFDR, delivering clearer, more effective transparency to support EU sustainable finance objectives while reducing burdens.

● Stock Exchange ESG disclosure mandates: The global landscape of Environmental, Social, and Governance (“ESG”) disclosure requirements for listed companies continues to evolve, with increasing alignment to international standards like the ISSB (IFRS S1/S2) and a focus on mandatory climate-related reporting in many markets. As of early 2026, 73 of the 122 stock exchanges tracked by the Sustainable Stock Exchanges (“SSE”) initiative provide written ESG reporting guidance for listed companies (up from prior years). Mandatory ESG disclosure as a listing requirement applies in numerous jurisdictions, with SSE data indicating 38 exchanges enforce some form of mandatory ESG elements (though exact global counts vary by scope and source; emerging markets alone report around 16 with mandates). Key developments since January 2025 include:

●	Hong Kong Stock Exchange (“HKEX”): Mandatory Scope 1 and Scope 2 GHG emissions disclosures for all Main Board issuers apply for financial years starting on or after January 1, 2025 (first reports in 2026). Enhanced climate-related disclosures (aligned with IFRS S2) are “comply or explain” for most issuers from 2025, becoming mandatory for Hang Seng Composite Large Cap Index constituents (including Scope 3) for financial years starting on or after January 1, 2026 (first mandatory reports in 2027).

●	China (mainland exchanges): Mandatory sustainability/ESG reporting (ISSB-aligned) for select large-cap and dual-listed companies began phasing in, with disclosures required by April 2026 for 2025 periods, expanding coverage. United States: The SEC’s climate-related disclosure rules were initially adopted in March 2024, which rules mandated that public companies disclose climate-related risks and greenhouse gas emissions. However, the SEC’s climate-related disclosure rules faced immediate legal challenges and were temporarily stayed by federal courts. Following a shift in regulatory focus, the SEC voted on May 29, 2026, to propose the complete rescission of these climate-related disclosure rules, effectively returning public companies to standard, principles-based materiality frameworks and halting federal climate-specific reporting mandates.

Other markets (e.g., Singapore, parts of Asia, Brazil) have strengthened or phased in ISSB-aligned climate mandates. Countries/jurisdictions with stock exchanges requiring ESG disclosure (mandatory elements, often climate-focused) prominently include Argentina, Austria, Belgium, Brazil, China (expanded), Croatia, Egypt, France, Greece, Hong Kong (enhanced), India, Indonesia, Ireland, Italy, Japan, Jordan, Kazakhstan, Kenya, Kyrgyzstan, Luxembourg, Malaysia, Morocco, Namibia, Netherlands, Nigeria, Peru, Philippines, Portugal, Singapore, South Africa, Spain, Switzerland, Thailand, Turkey, United Arab Emirates, United Kingdom, Vietnam, Zimbabwe and others with evolving or partial requirements. This trend reflects growing integration of sustainability into investment decisions, governance, and market integrity, despite regional fragmentation, varying scopes, and some regulatory pushback.

● ISSB: The International Sustainability Standards Board (“ISSB”), established by the IFRS Foundation in November 2021, is the global standard-setter for sustainability-related financial disclosures. Its inaugural standards, IFRS S1 (general sustainability) and IFRS S2 (climate-related), were issued in June 2023, effective for periods beginning on or after January 1, 2024. As of February 2026, over 35–40 jurisdictions have adopted, partially incorporated, or advanced concrete steps toward ISSB Standards (covering a major share of global GDP/markets). Adoption varies: full, climate-focused, or functional alignment, often with transitional reliefs (e.g., Scope 3 delays). Asia-Pacific leads adoption:

●	Australia: Mandatory climate disclosures (AASB S2-aligned) phased in from 2025 for large entities.

●	Hong Kong: HKFRS S1/S2 proposed from 2025; HKEX mandates Scope 1/2 emissions from 2025 and full climate (including Scope 3 for large caps) from 2026.

●	Singapore: Mandatory ISSB-aligned climate reporting for listed companies from 2025 (Scope 1/2 first, Scope 3 phased); large non-listed from 2027.

●	Japan, Taiwan, Malaysia, Thailand, Philippines: Phased mandatory from 2025–2026.

●	China: Draft IFRS S2-aligned climate standards; voluntary by 2027 with expanding pilots.

●	India, New Zealand: Ongoing alignment and consultations.

Europe: The EU integrates ISSB principles into CSRD/ESRS (strong IFRS S2 interoperability via ESRS E1), with simplifications from 2026–2027 under the Omnibus Package. France and Germany reflect global guidelines nationally. United Kingdom: Finalizing UK SRS S1/S2 (endorsing IFRS S1/S2); FCA proposes mandatory adoption for listed issuers from 2027 (phased, Scope 3 comply-or-explain initially). United States: SEC climate rule stayed and effectively defunct federally (defense withdrawn in 2025); state rules (e.g., California) continue independently. Africa: South Africa aligns strongly via JSE; Kenya mandates IFRS S1/S2 for public interest entities from 2027 (voluntary phase ongoing); Nigeria and others advance roadmaps. Global ISSB adoption enhances comparability, reliability, and investor confidence in sustainability disclosures, supporting better decisions aligned with sustainable development despite varying paces and fragmentation.

● SEC Climate Disclosure Rules: Initially adopted in March 2024, these rules mandated that public companies disclose climate-related risks and greenhouse gas emissions. However, they faced immediate legal challenges and were temporarily stayed by federal courts. Following a shift in regulatory focus, the SEC voted on May 29, 2026, to propose the complete rescission of these climate-related disclosure rules, effectively returning public companies to standard, principles-based materiality frameworks and halting federal climate-specific reporting mandates.

● UFLPA: The Uyghur Forced Labor Prevention Act (“UFLPA”), effective since June 21, 2022, prohibits importation of goods mined, produced, or manufactured wholly or in part in China’s Xinjiang Uyghur Autonomous Region (XUAR) or by entities on the UFLPA Entity List, under a rebuttable presumption of forced labor (per Section 307 of the Tariff Act of 1930). The Forced Labor Enforcement Task Force (“FLETF”), led by DHS, oversees enforcement strategy. Key updates as of February 2026:

●	The 2025 UFLPA Strategy Updates (August 19, 2025) added five high-priority sectors: caustic soda, copper, lithium, jujubes, and steel (expanding from prior sectors like apparel, cotton, polysilicon, tomatoes, aluminum, PVC, and seafood).

●	The UFLPA Entity List grew to 144 entities (78 added in 2025, including 37 on January 14; no additions since then).

●	CBP has stopped over 65,000 shipments since implementation, with enforcement active but showing reduced detained value in 2025–2026. A new Forced Labor Portal launched January 21, 2026, for submissions (applicability reviews, exceptions).

Importers must conduct due diligence: map supply chains from raw materials to finished goods, implement compliance measures, and provide evidence (e.g., tracing documentation, audits, remediation) to rebut the presumption and satisfy CBP inquiries. The framework continues to target forced labor risks in high-priority supply chains, with enforcement adapting by administration while emphasizing human rights compliance.

Industry Competitive landscape

As regulators worldwide continue to issue new sustainability directives (e.g., simplified EU CSRD/ESRS, ISSB-aligned frameworks, and regional mandates), the market for ESG services and software—helping companies manage ESG data, ensure disclosure compliance, and advance sustainability initiatives—has expanded rapidly. These solutions enable efficient data gathering, analysis, and reporting, supporting regulatory adherence while tracking progress toward ESG goals and enhancing stakeholder transparency. ESG reporting and data management software landscape in remains fragmented but is maturing quickly, driven by regulatory convergence, technological integration, and demand for scalable tools. The market size is estimated at around USD 1.2–1.5 billion in 2025–2026, with projections showing strong double-digit CAGR (e.g., 16–21% through 2030–2033), fueled by mandatory reporting and investor scrutiny.

A key evolution is the rapid growth of AI-powered solutions, which have proliferated across the market. AI enhances automation in data collection, anomaly detection, predictive analytics (e.g., emissions forecasting), risk assessment, materiality mapping, and real-time insights, reducing manual effort and improving accuracy/comparability. Generative AI and machine learning enable automated disclosures, supplier risk evaluation, scenario modelling, and audit-ready validation, positioning platforms as decision intelligence tools beyond mere compliance. Organizations are expected to intensify AI use in ESG workflows, with dedicated AI in ESG/sustainability segments. From a positioning/heritage perspective, the market features:

●	Legacy enterprise software companies (e.g., Workiva, Wolters Kluwer, IBM) offering integrated, robust platforms with strong audit trails and compliance features.

●	Dedicated ESG tech startups (e.g., Persefoni, Sweep, Greenly, Tanso) focusing on agile, AI-native tools for carbon accounting, Scope 3 tracking, and user-friendly interfaces.

●	Consulting and auditing firms with ESG tech capabilities (e.g., PwC, Deloitte, Sphera) providing hybrid solutions blending advisory expertise with specialized software.

Providers typically offer:

●	Integrated ESG platforms for end-to-end reporting and data orchestration.

●	Specialized point solutions targeting specific E, S, or G areas (e.g., emissions, social metrics, governance).

●	Financial ESG/portfolio intelligence delivering investor-relevant data points and risk analytics.

Solutions also segment by target audience: those for financial institutions (e.g., portfolio ESG scoring) versus corporates (broader operational focus), and by enterprise scale—large/complex organizations (needing advanced integration and assurance) versus SMEs (favoring cloud-native, cost-effective, simplified tools). This dynamic landscape supports better compliance, risk management, and sustainable value creation amid ongoing fragmentation and evolving standards.

Furthermore, corporate demands have highlighted a clear structural limitation in out-of-the-box software: code cannot remediate a supply chain infraction or build a corporate decarbonization pathway. As a result, the market has heavily pivoted toward providers that can combine data capabilities with bespoke advisory services.

Legacy software: Traditional and typically large software titans emerging from either the environment, health, safety, and quality (EHS&Q), Financial reporting or Enterprise Resource Planning (ERP) software markets, who are now venturing into ESG realms. They generally offer intricate and comprehensive solutions cutting across several horizontal functionalities, specializing in select ESG verticals, aimed at large enterprise customers across industries, with complex structures and needs. The annual cost for these solutions ranges widely, as offerings tend to be highly customizable, but given the target audience it often goes up to the hundreds of thousands of dollars a year.

●	EHS&Q software generally focuses on risk management, workplace health and safety, and quality control within daily operations, mainly catering to industries with significant operational and regulatory risks. Wolters Kluwer’s Enablon, Diligent, Sphera, Quentic, Intelex, Cority, or VelocityEHS, are traditional EHS&Q solution providers strategically repositioning themselves to partially rebrand to focus more broadly on ESG as a material revenue opportunity. This segment typically has in-depth knowledge of specific ESG issues (e.g., Health & Safety) but may lack know-how and capabilities across the broad spectrum of ESG and are typically focused on risk management and compliance rather than reporting.

●	Enterprise Resource Planning (ERP) software solutions are generally comprehensive, integrated systems designed to manage a business’ core functions and processes, such as finance, human resources, supply chain, manufacturing, and customer relations. Traditional ERP vendors like SAP, Salesforce, Oracle and even Microsoft are adding ESG data modules to their enterprise solutions. These types of solutions typically shine in capabilities like complex data management and integration but lack experience and ESG-specific know-how.

●	Financial reporting software, distinct yet sometimes integrated into ERPs, specifically caters to the generation, analysis, and presentation of financial data and statements, ensuring compliance with accounting standards and regulations. These firms are actively increasing the depth and breadth of non-financial KPIs on offer, integrating ESG into their core product suite (E.g. Cube, Insight Software, or Workiva). Already recognized in their core area, they are now also slowly establishing themselves in the sustainability field.

ESG Tech Start-ups: ESG tech start-ups have grown rapidly in recent years, fueled by surging demand for specialized tools to automate and streamline ESG data management, compliance, and performance tracking amid evolving global regulations (e.g., simplified CSRD/ESRS, ISSB-aligned standards, and regional mandates).

These start ups leverage advanced technologies like AI, machine learning, blockchain, and big data analytics to attempt to deliver accurate, efficient monitoring, measurement, and reporting of ESG metrics. Key capabilities include automated carbon accounting (e.g., Scope 1-3 emissions tracking), alignment with frameworks such as IFRS S1/S2, CSRD, TCFD, or SASB, real-time risk assessment, supply chain traceability, materiality analysis, and stakeholder engagement features. Many startups emphasize accessibility for SMEs through cloud-native, cost-effective platforms that simplify compliance without heavy IT overhead, helping companies’ future-proof operations in a landscape of mandatory disclosures and investor scrutiny. A notable trend is the explosive growth of AI-powered solutions entering the market. AI drives automation in data ingestion from disparate sources, anomaly detection, predictive emissions forecasting, scenario modelling, supplier risk evaluation, and generative AI for drafting disclosures or gap analysis—often reducing manual effort by 40–50% while boosting accuracy and audit readiness. Startups like Persefoni, Watershed, Sweep, Climatta, Earthchain, and Coral lead with AI-native platforms for carbon intelligence and real-time insights; consolidations (e.g., Diginex’s 2026 acquisition of PlanA for integrated ESG/carbon/decarbonization) and funding surges in climate/ESG tech highlight rapid maturation, positioning these tools as strategic decision engines beyond compliance. By design, these startups attempt to bridge gaps in legacy systems, democratizing ESG integration and enabling scalable, verifiable sustainability progress across enterprise sizes and sectors.

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

Some examples include, EY engaged Wolter Kluwer’s’ Enablon, a legacy global leader in integrated risk, operational risk and EHS management software, to use their technology to help provide organizations with end-to-end management and reporting of ESG data4. Bain and Company announced the backing of ESG Flo in 2023, an ESG data management solution focused on manufacturing, real estate, construction, retail, technology and healthcare. The firm was renamed as Tracera in 20255. Deloitte announced its partnership with Informatica and Workiva on New ESG Data and Reporting Ecosystem in 20246.

4 https://www.ey.com/en_gl/alliances/enablon

5 https://www.esgdive.com/news/bain-data-infrastructure-tool-esg-flo-nets-525m-seed-funding-sec-csrd/698630/

6 https://www.esgtoday.com/deloitte-partners-with-informatica-workiva-on-new-esg-data-and-reporting-ecosystem/

The ESG reporting and data management landscape has seen some consolidation with acquisitions of Accuvio by Diligent (2021), Metrio by Nasdaq (2022), Greenstone by Cority (2023), Celsia by ISS (2024). Stand-alone solution providers are adapting in response to the evolving ESG data and technology landscape to stay either hyper specialized or broaden their focus from a single target market segment towards the coverage of the broader ecosystem.

There is no single typology of ESG solutions providers. One way to categorize is based on scope, specialization, and user focus as per the following:

●	At the forefront are integrated ESG data platforms offering end-to-end capabilities from data capture and validation to analytics and multi-framework reporting. These platforms, such as Workiva, Novisto, Greenstone (now Cority), and Diginex solutions are increasingly seen as “ESG ERPs,” becoming the system of record for sustainability data across the enterprise.

●	Alongside these are specialized point solutions that focus deeply on individual ESG themes. Carbon and climate management platforms, including Plan A, remain a highly active segment due to the need for emissions tracking, net-zero planning, and regulatory alignment. This space has matured, requiring point solutions to go beyond mere carbon calculations to facilitate end-to-end corporate decarbonization and supply chain scope 3 monitoring. Others, like Lumen and Apprise focus on the social dimension, particularly human rights due diligence and labor risk assessment. In 2026, the baseline expectation for these platforms is the ability to securely collect human rights data and map workers’ rights violations directly to sub-tier supplier entities.

●	Financial ESG and portfolio intelligence tools, such as Novata, Clarity AI, and Arabesque S-Ray, are designed primarily for investors and financial institutions, enabling asset-level ESG analysis, impact scoring, and compliance with regulations like SFDR. These ESG data infrastructure providers also include firms such as ESG Book, Matters, Refinitiv, and Bloomberg ESG. They play a critical role by aggregating, verifying, and distributing ESG data via APIs and feeds that power both internal systems and external disclosures.

Across all the categories, AI-enhanced features and platforms are gaining momentum, using machine learning and generative AI to automate disclosure mapping, simulate risk scenarios, and accelerate sustainability decision-making. This landscape reflects several broader shifts: a move toward real-time, auditable data; increasing integration of AI for efficiency and predictive insights; growing focus on the “Social” and “Governance” dimensions of ESG; and the emergence of affordable, modular platforms accessible to SMEs. The market demand has shifted dramatically from static data dashboards to agile, specialized partners capable of merging real-time value chain analytics with expert advisory.

The market for ESG data and analytics includes established financial data providers that integrate broad ESG metrics with traditional financial datasets, niche specialists focused on specific themes (such as carbon or biodiversity), and technology-driven platforms that emphasize automation, scalability, and user-friendly analytics. Matter competes primarily in the technology-driven segment by combining high-quality datasets with intuitive software tools designed for efficient integration into investment workflows.

Our Business Lines

Following the acquisitions consummated by Diginex in the fiscal year ended March 31, 2026, Diginex’s business operates through its four subsidiaries, four distinct business: (1) the business of DSL referred to here as “Diginex”), (2) the business of Matter, (3) the business of Plan A and (4) the business of the Remedy Project.

Diginex

Diginex currently offers several products, DiginexESG, Lumen, including Apprise, DiginexADVISORY and DiginexPARTNERS. DiginexESG has the largest user base of our products but the annual subscription price is lower than that of Lumen which is the second most used product, followed by Apprise which has the lowest entry price. DiginexADVISORY offers bespoke solutions for clients and revenues are typically based on the number of days to compete the assigned task. DiginexADVISORY clients tend to also be either DiginexESG or Lumen clients.

Diginex has clients in over 20 countries. In the fiscal year ended March 31, 2026, US$1.6 million (67%) of annual revenue was generated in Indonesia. The remainder of revenue was spread between United States of America (US$0.2 million, 9% of revenue), Singapore ($0.2 million, 8% of revenue), United Kingdom (US$0.2 million, 6% of revenue), Hong Kong (US$0.1 million, 4% of revenue) and $0.1 million, 6% of revenue from other countries.

There is no seasonality impact on the demand for any of Diginex’s products or services.

Revenue generated from each Diginex business line for the years ending March 31 (in millions):

	2026	2025	2024
	USD	USD	USD

DiginexESG/Lumen/Apprise	2.1	1.3	0.4
DiginexADVISORY	0.2	0.3	0.2
DiginexPARTNERS*	0.1	0.4	0.7
Total	2.4	2.0	1.3

* under the Group segmental structure, revenues from DiginexPARTNERS are now analyzed under DiginexAdvisory

diginexESG

Diginex operates on the core principle that corporations should prioritize improving their sustainability performance over the administrative burden of reporting on it. To operationalize this philosophy, the Company developed DiginexESG, an intuitive, fast, and cost-effective ESG reporting platform designed to support organizations regardless of size, industry, or prior sustainability experience. The platform streamlines corporate reporting by unifying workflows across 21 major frameworks and standards, effectively migrating enterprise data management away from fragmented email- and spreadsheet-driven collection methods into a centralized digital ecosystem

A primary value driver of the platform is its capacity to simplify compliance with increasingly complex global regulatory mandates, specifically targeting the International Sustainability Standards Board (ISSB) standards published under the International Financial Reporting Standards (“IFRS”) framework. As jurisdictions representing over half of global GDP rapidly transition to make IFRS S1 and S2 mandatory, this framework has emerged as the definitive leading global baseline for investor-grade, financially material climate and sustainability disclosures. Crucially, DiginexESG is architected to address these rigorous demands alongside those of the European Union’s Corporate Sustainability Reporting Directive (“CSRD”), which mandates “double materiality” disclosures requiring companies to report on both their internal financial risks and their outward environmental and societal impacts.

To accelerate compliance within this new global regulatory landscape, the platform introduced an advanced end-to-end AI capabilities suite, engineered specifically to automate the complex technical lifecycles mandated by ISSB and IFRS. Whilst the platform hosts standard baseline features for materiality assessments and structured stakeholder outreach, it is the sophisticated AI accelerator that drives the core data ingestion and disclosure drafting process. The AI engine processes vast amounts of unstructured corporate data, internal documents, and historical files to rapidly execute a comprehensive gap analysis, intelligently mapping a company’s operational profile directly against IFRS and ISSB disclosure mandates.

Data collection is further optimized through a transparent, role-based digital workflow and AI disclosure drafting engine. The platform breaks reporting frameworks down into discrete indicators, enabling direct data entry or the precise assignment of indicators to specific internal and external contributors—such as routing workforce metrics directly to Human Resources. Once data collection is finalised, the AI-powered publisher drives automated end-to-end reporting specifically tailored to IFRS and ISSB compliance.

This capability eliminates traditional compilation bottlenecks by automatically transforming multi-source structured and unstructured data into highly cohesive, fluent narrative chapters and multi-variant draft disclosures that are meticulously structured to meet international regulatory expectations.

Prior to final publication and export into PDF, Word, or Excel formats, disclosures undergo a rigorous review and approval process by client designated corporate officers, such as, the Chief Executive Officer, Chief Financial Officer, the Board of Directors, and external auditors. To ensure the highest standards of corporate governance, data integrity, and assurance, the platform utilizes blockchain technology to support external audit workflows.

The platform automatically posts immutable records of key platform events, including data uploads, subsequent edits, and final report approvals, to the public Tezos blockchain. These blockchain-enabled audit files provide a clear, traceable line of custody for each indicator. This cryptographically verified provenance eliminates the need for manual, time-consuming reviews of data lineage, providing external auditors with verifiable evidence of data integrity and ensuring the final automated outputs are disclosure ready.

Sales and Marketing

Commercial efforts are driven by a combination of (i) inbound leads generated by social media activity primarily on LinkedIn, ii) targeted outbound activity by leveraging lead generation tools focused on specific industries, countries and lead profiles (for example, Chief Financial Officers in mid-sized UK based Industrials companies), and iii) referrals through our channel partners such as HSBC.

On July 2022, DSL and HSBC Global Services (UK) Limited entered into an agreement whereby HSBC would refer clients to DiginexESG and in return Diginex would apply a 20% discount to the subscription price for clients referred by HSBC. Diginex will contract directly with those clients referred. This agreement covered HSBC clients in the United Kingdom and Hong Kong. In September 2024, this agreement was extended to December 31, 2027 on the same terms. As at the date of this report this relationship has not generated material revenues.

On November 2024, DSL and HSBC Technology & Services (USA) Inc. entered into an agreement whereby HSBC would refer clients to DiginexESG and in return Diginex would apply a 50% discount to the subscription price for clients referred by HSBC. Diginex will contract directly with those clients referred. This agreement covered HSBC clients in the USA. The agreement is effective from January 1, 2025 to December 31, 2027. Copies of the HSBC Agreements are attached hereto as Exhibit 4.16. As of the date of this report this relationship has not generated material revenues.

Diginex has also entered into strategic relationships with accounting firms such as Russell Bedford and Baker Tilly in Singapore, as detailed below. For sales via channel partners, we typically retain between 50%-70% of the revenue generated. We also actively attend events and conferences both as speakers and as conference exhibitors, which generates inbound interest. Our social media is mostly concentrated through our company LinkedIn channel with regular postings.

Since the acquisition of Plan A we have restructured the commercial team so we have a consolidated team that can sell all group products.

We also rely on the active account management of existing customers by our customer success team through both cross-selling and upselling.

Distribution Agreements signed in the year ended March 31, 2026

Resulticks Reseller Agreement

On February 18, 2026, Diginex Limited entered onto a reseller agreement (the “Resulticks Reseller Agreement”) with Resulticks Global Companies Pte. Limited (“Resulticks”), a leader in real-time Ai driven customer engagement and data management solutions. The strategic relationship targets US$40 million in cumulative revenue over the next four years. Under the Reseller Agreement, Resulticks will actively resell DiginexESG and other sustainability platforms to its broad enterprise client base spanning retail, consumer goods, technology, financial services, and beyond. By leveraging Resulticks’ established presence in the United States, South-East Asia, the Middle East, and India., A copy of the Resulticks Reseller Agreement is attached hereto as Exhibit 4.13, and incorporated herein by reference.

Clients

Initially engineered to address the specific resource constraints of small-to-mid-sized enterprises (SMEs) entering the sustainability landscape with limited budgets and compliance bandwidth, the platform has significantly expanded its operational focus. Whilst early ESG and climate reporting focused broadly on non-financial performance, risk management, and stakeholder impacts, evolving investor demands have established a direct, quantifiable link between sustainability metrics and core financial outcomes. Consequently, the adoption potential for larger cap clients has become increasingly apparent.

In addition to the major reseller agreement entered into with Resulticks on February 18, 2026, we continue to try and expand our reseller partnerships within the financial services and corporate consulting sectors. We currently have agreements in place with large financial institutions, such as HSBC, and premier professional service firms, such as Russell Bedford,

A sustained competitive advantage of DiginexESG remains its capacity to seamlessly disintermediating traditionally expensive, consultant-led reporting processes. This unique value proposition was a central driver in HSBC’s strategic decision to partner with the Company to actively engage and evaluate their broader SME customer base.

Since its commercial launch in 2020 and accelerated by rapid market shifts since, the Company has continuously expanded the platform’s feature suite to capture a broader market demographic.

This shifting demand signals a clear strategic mandate for ongoing product development to serve increasingly complex multinational reporting requirements, with a disciplined focus on emerging, dominant global disclosure regulations.

As referred to above, we continue to add features to DiginexESG as well as Lumen by utilizing the benefits of our hybrid working model for technology and design. Conceptual work and prototyping are broadly sourced internally through our team of product managers, analysts, senior engineers and technical leads. Our outsourced IT engineering team in Vietnam then provides robust dedicated teams of software engineers and quality assurance analysts for actual implementation of production features with the oversight and governance of the internal Diginex engineering team. Currently, many software engineers and quality assurance analysts are outsourced. Ultimately, the accountability for production launches of new features and products sits with the internal infrastructure and senior engineering leads within Diginex.

Competition and Pricing

Diginex commercializes DiginexESG through a Software-as-a-Service (SaaS) model, with annual subscription fees commencing at $25,000 per annum when inclusive of the advanced AI Accelerator feature. Licenses are typically executed on standard 12-month terms. Management reviews pricing structures periodically to align with the introduction of new features and platform enhancements.

This commercial framework stands in stark contrast to prevailing market alternatives. The competitive landscape for ESG reporting platforms is predominantly characterized by high-cost enterprise software tailored specifically for large corporations that possess substantial discretionary budgets and specialized in-house sustainability teams capable of navigating convoluted configurations. Conversely, DiginexESG is architected to lower barriers to entry; prospective clients can access a self-guided, seven-day trial directly through the platform to evaluate functionality prior to formal license commitments. This friction-free, product-led growth model removes the traditional industry requirement of mandatory sales representative engagement, substantially shortening the corporate sales cycle.

Furthermore, the platform possesses critical technical differentiators regarding data protection and risk management. Built upon ISO and SOC 2-certified infrastructure, DiginexESG complies with stringent institutional security protocols. The platform has successfully navigated the highly rigorous, intensive bank-grade technology security reviews required by major financial institutions. This verified security posture provides a substantial competitive advantage when bidding for enterprise contracts and ensures compliance with the strict data governance mandates required for public corporate disclosures.

Government Regulation

Whilst Diginex’s proprietary software solutions are not themselves subject to direct industry regulation, Diginex operates at the intersection of a rapidly evolving global regulatory landscape. Diginex provides critical technology infrastructure designed to enable client corporations to systematically track, capture, and report on expanding sustainability disclosure mandates enforced by global regulatory authorities and major international stock exchanges.

To mitigate compliance risks for public and private entities, DiginexESG supports 21 distinct reporting frameworks and standards across 77 sectors. This comprehensive coverage ensures that client organizations can accurately generate structured disclosures that align seamlessly with both recommended best practices and mandatory public company listing requirements worldwide.

Lumen & Apprise (the “Supply Chain Portfolio”)

Diginex’s Supply Chain portfolio includes Apprise, a standalone worker voice technology solution designed to capture operational data from vulnerable and informal workforces within complex, opaque supply chains. Distinct from conventional survey software, the platform enforces strict anonymity to mitigate fear of reprisal and incentivize worker participation. Workforces primarily interface with the technology by scanning QR codes on mobile devices, accessing web- and application-based portals, or utilizing prevalent mobile messaging platforms such as WhatsApp, eliminating transactional participation costs for the worker.

To maintain operational efficacy in remote regions with volatile connectivity, Apprise supports offline data capabilities, enabling internal account holders, such as external auditors, non-governmental organizations (“NGOs”), and data collectors, to download requisite resources directly to mobile devices for in-person interviews.

To circumvent systemic literacy and communication barriers across diverse geographic regions, the application presents inquiry streams both auditorily and visually in the worker’s native language or dialect, currently supporting 46 languages globally. For open-ended inquiries, workers can submit vocal responses rather than text inputs. The application automatically transcribes and translates these voice notes into the account holder’s primary language. This technical architecture ensures that qualitative workforce feedback remains anonymous, structured, and actionable for oversight teams whilst expanding the accessible data capture pool to include historically excluded demographics.

To provide comprehensive enterprise oversight, Diginex operates Lumen, a scalable supply chain due diligence platform with a strong focus on human rights. Lumen integrates organic, multi-source supply chain data to identify, cross-reference, and mitigate operational risks. Whilst legacy mechanisms deployed by global brands, consultancies, and international organizations have historically relied on siloed, standalone worker voice tools or supply chain management software, Lumen unifies these distinct capabilities into a cohesive analytical framework. The platform maps complex supplier tiers by cross-referencing supplier self-assessment questionnaires (“SAQs”) against empirical, ground-level data captured directly from workforces via the Apprise interface.

The analytical engine evaluates risk by assigning risk-based scoring structures to supplier submissions and evaluating those metrics against workforce sentiment to highlight material inconsistencies. Suppliers interact with pre-configured questionnaires governed by conditional logic, weighting metrics, and mandatory documentation upload requirements, whilst simultaneously retaining the ability to deploy bespoke inquiry parameters. Leveraging a proprietary scoring methodology, the platform isolates discrepancies between corporate reporting and frontline workforce feedback to generate objective risk profiles. Upon identifying supply chain non-compliance or systemic human rights risks, Lumen automatically generates targeted remediation and improvement plans, allowing enterprise clients to execute strategic mitigation workflows and satisfy rigorous global supply chain transparency mandates.

Sales and Marketing

Given the content-dense nature and technical complexity of the Supply Chain portfolio, the sales process mandates a highly targeted commercial approach directed at specialized enterprise professionals. Go-to-market initiatives specifically target corporate procurement officers, risk management executives, and sustainability experts.

The core software modules address highly sensitive operational areas, including workplace conditions, forced labor risk, gender disparity, and broader supply chain ESG vulnerabilities. Consequently, the commercial cycle requires engagement from specialized, subject-matter-expert Diginex personnel capable of advising prospective clients on deep content issues and the complex international regulations that govern them. Reflecting this consultative necessity, the sales cycle for the Supply Chain portfolio is typically more protracted than that of DiginexESG, generally spanning a duration of two to six months.

However, the intensive client alignment required to deploy the Supply Chain portfolio establishes a strong foundation for sustained revenue expansion. This high level of corporate engagement regularly generates ongoing up-selling opportunities, as clients routinely request custom feature development and bespoke platform content creation to match their evolving compliance frameworks.

The Company’s marketing strategy for this portfolio relies primarily on establishing institutional thought leadership. Customer acquisition is driven through active attendance and speaking engagements at key industry-relevant conferences, supplemented by targeted digital marketing campaigns and the hosting of virtual, expert-led events. Notably, these educational and promotional initiatives are frequently executed in strategic partnership with specialized organizations, such as The Remedy Project, to further validate the Company’s domain expertise and expand its enterprise pipeline

Clients

Lumen was developed together with input from Coca Cola and Reckitt as a software tool to help identify and mitigate cases of forced and child labor in complex global interjurisdictional supply chains. It later expanded to also include gender risk. Lumen is therefore designed specifically for large multi-national companies with high supply chains and importantly large numbers of people working at those suppliers who no longer want to rely solely on the traditional in-person audits, which have tended to be slow and expensive with relatively static data. These companies are also increasingly subject to regulations mandating greater supply chain disclosure with regards to forced labor / modern slavery due diligence.

Initial clients were primarily from FMCG (Fast Moving Consumer Goods), but the sectors have now widened to industries such as agricultural commodities as well as professional services firms working on behalf of their clients.

Competition and Pricing

Lumen provides critical market differentiation through its explicit, dedicated focus on social governance risks, including forced labor, modern slavery due diligence, child labor, and gender-related exposure. The platform uniquely leverages empirical worker voice data to simultaneously cross-reference and validate formal corporate disclosures. Commercial access to Lumen is structured via an annual software license commencing at US$30,000 per annum.

Crucially, the base licensing framework imposes no structural limitations on the absolute quantity or geographic location of the suppliers an enterprise customer can onboard. Beyond the core subscription, the Company generates supplementary revenue through incremental service fees for bespoke survey configuration, additional question set engineering, and expanded multi-language localization and translation services.

Conversely, Apprise is commercialized under an agile, low-barrier pricing strategy designed to accelerate initial pilot engagement. Entry-level commercial agreements commence at USD $3,000 per annum, allowing corporate entities to execute limited-scale initiation phases to prove the technology internally. Under this initial framework, clients typically isolate data collection to a specific material input, product line, commodity group, or defined supply region. As the technology is progressively deployed across additional supply chains, geographic areas, and individual suppliers, the subscription pricing automatically scales in proportion to operational footprint and software usage. This consumption-linked model ensures that enterprise-grade volume users contribute the highest relative pricing over the long term. In a manner consistent with Lumen, the Apprise model incorporates incremental fees for custom question set development and additional linguistic translation services.

DiginexADVISORY

Sustainability is a complex topic, and it increasingly requires company-wide, multifaceted approaches. DiginexADVISORY provides strategy and advisory support at every stage of the sustainability journey, spanning ESG reporting and strategy, climate and carbon, and, following the acquisition of The Remedy Project in January 2026, human rights due diligence and supply chain social compliance. Advisory services are offered on a standalone basis and as a complement to Diginex’s technology solutions.

Our advisory services typically include:

ESG Strategy, Reporting, and Disclosure

●	Developing integrated ESG strategies and sustainability roadmaps

●	Conducting ESG materiality assessments, including double materiality assessments required under CSRD/ESRS

●	Conducting ESG data gap analyses and designing data collection processes

●	Developing custom ESG reporting frameworks aligned with leading standards, including GRI, CSRD/ESRS, ISSB/IFRS S1 and S2, TCFD, SASB, CDP, and BRSR

●	Advising on regulatory compliance across jurisdictions

●	Drafting and designing sustainability reports for stakeholder publication

●	ESG ratings support services, helping clients secure and improve scores

Climate, Carbon, and Transition Advisory

●	Conducting tailored GHG inventories aligned with the GHG Protocol

●	Advising on science-based target setting (SBTi) and corporate net-zero strategy

●	Developing climate transition plans and decarbonization roadmaps

●	Conducting climate risk and opportunity assessments aligned with TCFD and IFRS S2

Human Rights and Supply Chain Advisory via The Remedy Project expertise

In January 2026, Diginex completed the acquisition of The Remedy Project Limited, a specialist advisory and research organization founded in 2020 and headquartered in Hong Kong, with deep expertise in labor and human rights governance in global supply chains. The Remedy Project’s capabilities materially expand Diginex’s advisory reach into the social dimension of ESG, directly responsive to growing regulatory demand under the EU CSDDD, the UK and Australian Modern Slavery Acts, and equivalent national legislation.

The Remedy Project’s services include:

●	Human Rights Due Diligence (HRDD), aligned with the UN Guiding Principles on Business and Human Rights (UNGPs) and mandatory due diligence legislation

●	Human Rights Impact Assessments (HRIAs) and Risk Assessments (HRRAs), combining field research and multi-stakeholder engagement

●	Grievance mechanism design, evaluation, and enhancement

●	Labor and human rights policy development (including ethical recruitment, forced labour, and workplace harassment)

●	Human rights governance advisory, covering Board-level oversight, stakeholder engagement, and supply chain management practices

●	Incident response, including discrete on-the-ground fact-finding and investigations

●	Capacity building and training for leadership, operational teams, supplier networks, and industry associations

●	Evidence-based research and insights on labour rights, ethical recruitment, and supply chain accountability

Training and Capacity Building

Across all service areas, DiginexADVISORY designs and delivers bespoke training programs and workshops to build internal ESG capability, including board-level awareness sessions, operational training, and structured multi-module ESG curricula.

Sales and Marketing

DiginexADVISORY services are offered on a standalone basis and as a complement to Diginex’s technology solutions. The integration of The Remedy Project has expanded advisory sales channels and geographic reach, with particular depth in Asia and in sectors with significant human rights exposure.

Historically, DiginexADVISORY revenue was generated primarily through organic leads from existing technology clients. During the year ended March 31, 2026, Diginex has adopted a more proactive go-to-market approach, including dedicated advisory sales capacity, structured engagement with financial institutions to distribute ESG readiness programs to their corporate client bases, and active development of distribution partnerships with professional services networks.

Clients

DiginexADVISORY serves a broad range of organizations, including multinational corporations (for example, Living Style Group), mid-market companies (for example, Azzuri Group), professional services (for example, Russell Bedford) and industry associations (for example, Responsible Jewellery Counsil) across a diverse set of industries, at all stages of the sustainability journey. The acquisition of The Remedy Project has added an established client base with concentration in Asia and in sectors with material human rights exposure, including apparel, electronics, food and agriculture, and construction.

Competition and Pricing

The sustainability advisory market spans a wide spectrum of providers, from large global professional services firms (EY, PwC, Deloitte, KPMG) to specialist boutiques focused on ESG, climate, or human rights. In the human rights due diligence space specifically, The Remedy Project is one of a small number of organizations combining technical depth, legal expertise, and credibility across private sector, government, and civil society stakeholders.

A structural demand-supply imbalance continues to characterize the broader market. Regulatory escalation, including mandatory obligations under the EU CSRD, the UAE Federal Climate Law, the EU CSDDD, and equivalent frameworks across multiple jurisdictions, continues to significantly expand the universe of organizations requiring compliance support, while the supply of experienced practitioners across ESG, climate, and human rights remains constrained.

Advisory contracts are generally structured on a time-and-materials or fixed-fee basis, determined by the scope and estimated professional effort required, plus a margin. Diginex’s positioning at the intersection of technology and advisory enables it to offer services directly integrated with its software capabilities, a meaningful differentiation relative to pure-play advisory competitors.

Barriers to entry are primarily driven by the availability of specialist practitioners, the breadth of technical and regulatory knowledge required, and, particularly in the human rights domain, the ability to operate credibly across corporate, governmental, and civil society environments.

DiginexPARTNERS

DiginexPARTNERS also known as Customization is a service whereby Diginex develops white label versions of both DiginexESG and Lumen for companies who want to run the product as an extension of their own service offering. This service often requires customized technology development up front which generates one-off lump sum revenue as well as the ongoing service and maintenance of the licensed software which generates recurring revenue.

Diginex has, in previous years, developed custom software platforms as part of project consortiums for organizations like the United States Department of State, United States Department of Labor, and the United Nations.

As the features built into DiginexESG, Lumen and Apprise expand there is less demand for platform customization and hence this is no longer considered to be a separate business line with the focus being on securing software subscription sales which can potentially generate revenues for multiple years.

MATTER

Matter provides a comprehensive suite of Environmental, Social, and Governance (ESG) data solutions (ESG datasets) and a proprietary, web-based Matter Analytics Platform, which enables clients to perform ESG-specific analysis of issuers, portfolios, funds, and investment strategies.

For clients utilizing third-party systems, Matter offers direct integration of its ESG datasets via Application Programming Interfaces (APIs) and secure data downloads. Matter’s revenue is primarily comprised of recurring subscription fees derived from its ESG datasets, and subscribers to the Matter Analytics Platform.

Matter has clients in over 10 countries and primarily serves large asset owners, asset managers, wealth managers and consultants. In the year ended March 31, 2026, 42% of annual revenue was generated in Scandinavia with the remainder of revenue spread between Europe -40%, North America- 11% and APAC - 7%. The majority (98%) of this revenue is subscription-based revenue.

Matter’s ESG data offerings are built on the core principle that robust ESG data requires transparent measurement rather than subjective, internal assessments, and with a focus on the operationalization of established, multi-stakeholder frameworks over proprietary, closed methodologies. To this end, Matter offers a range of different types of datasets built on these principles: Datasets built on multi-stakeholder frameworks.

Datasets built on multi-stakeholder frameworks

Matter’s datasets operationalize well-established multi-stakeholder frameworks to enable investors to use complex frameworks in a simple way for portfolio management and reporting. Matter offers the Matter SDG Fundamentals dataset that enables clients to understand the alignment and misalignment of a company’s activities with each of the United Nation’s 17 Sustainability Development Goals (SDGs). The dataset delivers standardized, transparent, and verifiable data across an expansive universe of corporate issuers.

While the UN SDGs establish a foundational framework for global sustainability, market participants frequently face operational constraints when attempting to translate these macro-level objectives into actionable investment workflows. The Matter SDG Fundamentals dataset mitigates these operational barriers by converting qualitative global targets into standardized, quantifiable metrics. Institutional market participants also require data solutions that simultaneously support granular, bottom-up asset analysis and consolidated, macro-level institutional disclosures. The hierarchical structure of the Matter SDG Fundamentals data architecture addresses this requirement by providing a unified data schema. Because the data is systematically reconciled from the individual targets and issuer level upward, clients can utilize a singular, consistent data source to execute detailed sub-metric analyses while concurrently aggregating the same data for executive reporting and regulatory compliance disclosures.

Traditional methods of assessing corporate sustainability often rely on broad industry classification codes, which fail to capture the operational nuances of diversified business models. Furthermore, the systematic collection, normalization, and profiling of segmented revenue data presents substantial methodological and operational complexities for internal investment teams. The methodology of Matter SDG Fundamentals addresses these challenges by executing systematic, revenue-based profiling.

The proprietary data pipeline automates the ingestion and parsing, of granular corporate revenue streams and proprietary third party verified taxonomies and data processing pipelines that automates timely and frequent updates to data.

The same approach of aligning with multi-stakeholder frameworks for investor intelligence is used in the Matter Nature Impact & Dependency dataset. This dataset enables investors to understand the level of risk of dependencies and impacts on 32 specific issues related to ecosystem services. The methodology operationalizes a range of nature-related frameworks like the ENCORE framework (developed and maintained by ENCORE Partnership) and the WWF Biodiversity Risk Filter (developed and maintained by WWF - World Wide Fund For Nature).

To ensure high data integrity, the dataset integrates a diverse range of scientific and environmental data sources, standardizing them into a singular, cohesive framework. This rigorous normalization process ensures that otherwise fragmented data can be utilized in a highly systematic, comparable manner. As a result, institutional investors can confidently embed nature-related risk assessments directly into their existing portfolio management, underwriting, and quantitative risk models.

Furthermore, because nature-related impacts and dependencies are inherently localized, the dataset incorporates the precise geographic locations of company assets. By mapping these exact corporate footprints against local environmental realities, the dataset allows investors to determine exposure risks based on a range of specific environmental topics to move beyond generic corporate-level reporting to deliver actionable, site-specific intelligence.

Datasets from company disclosures

Expanding beyond framework-specific analysis, Matter provides an extensive selection of quantitative ESG metrics based on standardized definitions, giving investors a reliable foundation for benchmarking, deep-dive analysis, and regulatory reporting. Rather than relying on third-party aggregators or estimations alone, Matter collects a vast portion of these metrics directly from primary company disclosures, such as annual financial reports and integrated sustainability statements.

By harvesting data directly at the source, Matter eliminates the traditional, protracted time lag between a company publishing its report and the data finally reaching financial institutions. This streamlined ingestion process compresses data delivery timelines, ensuring that investors can act on new disclosures almost immediately and close critical information gaps in their portfolio management workflows.

Crucially, this disclosure-driven collection process is built to solve the “black box” dilemma of ESG reporting by offering absolute transparency. Every single metric provided is fully auditable; clients can instantaneously trace data points back to their exact origin, with the precise source document, page, and context available for verification.

To deliver this scale and speed cost-effectively, Matter utilizes a proprietary, machine learning (ML)-based extraction pipeline that automates the identification and parsing of complex corporate metrics. However, recognizing that institutional-grade data demands flawless execution, Matter pairs this AI-driven efficiency with a rigorous “human-in-the-loop” quality assurance process. This hybrid model guarantees that the speed of automation is always backed by expert verification, delivering the exact precision and reliability that institutional clients expect.

Since the date of acquisition until March 31, 2026, Matter recognized revenue of $0.6 million.

Sales and marketing

Matter generates business through inbound leads, targeted outreach to ESG and investment professionals, and partnerships with infrastructure and data providers.

To deliver a completely frictionless user experience, Matter’s insights are deeply integrated into a number of premier investor intelligence and portfolio management platforms. This native availability allows institutional clients to access advanced ESG metrics smoothly without disrupting their established software environments or internal data pipelines. In most cases, integrations are deployed with prominent Matter branding. This co-branded approach ensures that clients immediately recognize and trust the underlying source, providing instant validation regarding the data’s strict traceability, transparency, and framework compliance.

A prime example of this distribution model is Matter’s integration into the Nasdaq eVestment platform, a leading global solution for institutional investor intelligence. By embedding Matter’s datasets directly into this high-visibility ecosystem, the integration provides substantial marketing exposure, positioning the Matter brand directly in front of key capital allocators and institutional consultants worldwide. Furthermore, this presence within a premier industry platform functions as a highly scalable sales channel, enabling prospective clients to seamlessly discover, evaluate, and adopt Matter’s insights natively within their existing research and due diligence workflows.

Clients

Matter’s clients comprise financial institutions of all sizes, ranging from small family offices and investment advisory firms like Aros Capital and Makao, to global asset managers like Aberdeen, Daiwa and BNP Paribas Asset Management. The first version of Matter’s analytics platform was an ESG reporting solution that the company launched in 2018, targeting small family offices and investment consultants. While the solution has developed into a powerful SaaS platform and now serves clients with broader requirements, the target segments for the Matter Analytics Platform is still the small-to-mid sized asset owners, asset managers, wealth managers and consultants. The larger clients in the segment of global and regional asset managers, are primarily served with data solutions (DaaS) rather than the analytics platform (SaaS). The same goes for distribution and reselling partners like eVestment and FE Fundinfo, who also receive data via API or similar data feeds.

Matter continues to invest in both SaaS and DaaS solutions by launching new platform features, targeting the small-to-mid-sized segment, while also expanding the underlying data solutions that power the analytics platform while also being sold directly to larger clients. Development of new features and data solutions are prioritized against client needs, combining feedback from existing clients with active market listening from potential future clients.

Competition and Pricing

Matter’s pricing is tailored to each client and generally includes (i) a base fee for platform or API access, (ii) licenses to data sets, (iii) add-on fees for specialized modules or enhanced distribution rights, (iv) adjustments based on assets under management and the size of the investment universe covered, and (v) fees based on the number of authorized users.

Government Regulation

Our products are not currently regulated in the markets they are sold in, but Matter does offer software solutions so that companies can track and report on the ever-growing sustainability disclosure requirements. Matter specifically offers solutions tailored for EU regulatory reporting frameworks, as well as emerging requirements in the UK. Matter is aware of developing regulation targeting ESG Rating providers, and while the company does not provide ESG Ratings (neither single nor double materiality) it continues to monitor the regulatory requirements in the jurisdictions that the solutions are offered in.

PLAN A

Plan A is a software-as-a-service platform, originally founded in 2017, that provides a carbon accounting and decarbonization platform designed to help organizations measure, manage, and report greenhouse gas (“GHG”) emissions. Plan A operates primarily in Europe, with a particular focus on the DACH region and France and has more recently expanded its commercial presence into the Middle East and Asia. Plan A initially built its offering for small and medium-sized companies that were beginning to formalize climate reporting and had limited internal resources to manage a data-intensive and evolving process. As our platform developed, it increasingly became relevant to larger organizations that needed to consolidate and govern emissions data across more complex structures and reporting stakeholders.

Plan A’s platform is built around carbon accounting aligned to the Greenhouse Gas Protocol and is designed to support emissions measurement, auditability, and reporting workflows. Plan A supports Scope 1, 2 and 3 emissions accounting, including category coverage across Scope 3. Plan A supports multiple calculation approaches across emissions categories and provides API capabilities intended to enable data exchange with customer systems and data providers. The platform includes functionality designed to create and maintain audit trails, including the ability to upload supporting documentation and retain calculation and reporting history within the platform.

Plan A has focused on building methodological rigor and controls into the platform. Plan A’s calculation methods are certified by TÜV Rheinland, and Plan A undergoes annual audits in connection with this certification. Plan A has also completed a SOC 2 Type II certification These efforts are intended to support customer requirements for governance, internal controls, and confidence in the repeatability of calculations and reporting processes.

As Plan A’s product capabilities have expanded, Plan A has added functionality intended to support larger organizations with complex organizational structures and reporting requirements, including company structure modeling, multi-entity reporting and aggregation, and performance enhancements. In 2023, Plan A rebuilt the platform from the ground up to improve scalability and to better address the needs of mid-market and enterprise customers. Plan A has also introduced AI-assisted data mapping features intended to accelerate ingestion, normalization, and classification of large datasets, as well as benchmarking functionality intended to provide customers with comparative insights.

In addition to carbon accounting, Plan A provides supplier intelligence capabilities intended to help customers understand supplier disclosures and support supplier engagement where primary emissions data may be limited. Plan A also provides decarbonization functionality, including target setting and pathway modeling, intended to help customers identify and prioritize emissions reduction measures over time. Historically, Plan A offered carbon accounting and decarbonization services alongside its platform; as the platform matured, Plan A incorporated elements of these workflows into product capabilities while continuing to support customers with in-house and partner services for certain complex needs, including SBTi submissions and customer-specific requirements.

Plan A’s product development is conducted fully in-house across product management, design, engineering, and quality assurance, under the leadership of its Chief Technology and Product Officer. Plan A utilizes third-party cloud infrastructure located in Europe to host our platform. Customer relationships and ongoing support are managed through dedicated Customer Success and support functions using a combination of in-platform channels and direct engagement. Plan A also maintains commercial partnerships, including work with BMW’s fleet provider Alphabet to provide a tool for customers managing fleet emissions, and a partnership with Visa focused on distribution to financial institutions and other interested parties. Plan A’s customer base includes European brands such as BMW, Carhartt WIP, and Flix.

Plan A’s platform supports comprehensive carbon accounting which enables organizations to calculate and analyze their greenhouse gas emissions across all operational scopes defined by the Greenhouse Gas Protocol:

Scope 1 Emissions: Direct emissions from owned or controlled sources, including company facilities, fleet vehicles, and on-site fuel combustion

Scope 2 Emissions: Indirect emissions from purchased electricity, steam, heating, and cooling consumed by the organization

Scope 3 Emissions: Other indirect emissions occurring in the organization’s value chain, including upstream and downstream activities across all fifteen GHG Protocol categories

Corporate clients can export their emission data in various formats for either voluntary or regulatory reporting purposes.

Through the platform, corporate clients can also set targets and define action plans to reduce their emissions according to generally accepted best practices in the carbon accounting industry.

Since the date of acquisition until March 31, 2026, Plan A recognized revenue of $0.6 million.

Sales and marketing

Commercial efforts are driven by a combination of (i) inbound leads generated by Search Engine Optimization, Search Engine Adverting, LinkedIn, (ii) targeted outbound activity by leveraging lead generation tools focused on specific industries, countries and lead profiles (for example, Chief Sustainability Officers in mid-sized UK based companies), (iii) referrals through our channel partners, such as BMW, and iv) resell through our partner Visa.

Currently, the sales team consists of four dedicated sales professionals based in Germany, supported by subject matter experts who assist in closing sales and building strategic relationships. Plan A expects to continue to expand the number of sales professionals as the Group scales and consolidates its commercial operations.

We also rely on the active account management of existing customers by our customer success team through both cross-selling and upselling.

Clients

Plan A has in the region of two hundred and twenty (220) active clients across the business, split between a partnership business (where Plan A is not the final contract holder but rather provides software services through an intermediary) and direct business.

Around one hundred and fifty (150) customers have been acquired via direct sales, and seventy percent (70%) of direct clients are based in DACH (Germany, Austria and Switzerland), France, or the UK although our clients have operations whose emissions Plan A measure in more than one hundred (100) countries around the world. A large portion of direct clients are managed, meaning they are staffed by a full-time Customer Success Manager who works with them to maximize the value of Plan A’s platform and engages with on an ongoing basis about further commercial opportunities.

All of Plan A’s clients across the business use our core platform, but there is significant variation on the usage of additional add-on services, which include ingestion and extraction APIs, custom consulting work that sits alongside the platform, data and implementation services, and custom reporting. In some cases, Plan A works with third-party experts or consultants on custom requests, but this represents a non-material fraction of Plan A’s overall business.

With Plan A’s partnership business, its clients are spread across Europe, although there is a concentration in Germany, Austria, and the United Kingdom.

Competition and Pricing

The pricing for Plan A’s products starts at EUR 5,000 per annum and increases based on complexity and size of the client. The pricing of the Plan A products will be periodically reviewed as we continue to add additional features. A license is typically sold for a 12-month period.

In addition to being an intuitive and accessible B2B SaaS platform, our underlying SOC 2-certified infrastructure and architecture means Plan A products can also pass rigorous and time-consuming bank-grade technology security review processes, which adds a competitive advantage to our product,

Government Regulation

Plan A’s products themselves are not currently regulated but rather Plan A offers software solutions so that companies can track and report on the ever-growing sustainability disclosure requirements put in place by many global regulators

REMEDY

The Remedy Project Limited (“TRP”) is a Hong Kong-based specialist advisory firm focused on human rights due diligence, labor rights, grievance mechanisms, remediation, and responsible business conduct within global supply chains.

TRP was incorporated in Hong Kong in 2020 and provides advisory, research, capacity-building, and implementation support services to private sector companies, governments, international organizations, industry initiatives, and other stakeholders seeking to strengthen their approach to labor and human rights risks.

TRP’s work is informed by international human rights standards and recognized responsible business conduct frameworks. TRP supports organizations in identifying, assessing, mitigating, and addressing labor and human rights risks, with particular expertise in forced labor, migrant worker rights, responsible recruitment, supply chain governance, and access to remedy.

TRP operates from Hong Kong and supports projects globally through a core team and a network of specialist consultants and subject matter experts. Following its acquisition by Diginex in January 2026, TRP forms part of Diginex’s broader supply chain, worker voice, and human rights offering.

TRP’s Services Lines

TRP provides advisory, research, and implementation support services across the field of business and human rights. Services are typically delivered through project-based engagements, multi-year advisory mandates, technical assistance programmes, and capacity-building initiatives.

TRP’s services include the following:

Risk Assessment and Due Diligence

●	Human rights due diligence
●	Human rights risk assessments
●	Due diligence system design and implementation

Advisory and Capacity Building

●	Capacity building and training
●	Supply chain governance and responsible business conduct advisory

Investigation and Remediation

●	Grievance mechanism design, implementation and evaluation
●	Investigation support
●	Remediation strategy and programme development

Prevention and System Strengthening

●	Stakeholder engagement and worker voice programmes
●	Policy development
●	Research and technical assistance
●	System strengthening and continuous improvement initiatives

TRP’s approach combines legal, policy, operational, and implementation expertise to support organizations in strengthening responsible business conduct programmes and managing labor and human rights risks.

TRP generates revenue primarily through professional services engagements. Revenue is derived from advisory assignments, research projects, technical assistance programmes, capacity-building initiatives, and multi-year implementation support engagements.

Clients include private sector companies, governments, international organizations, industry associations, foundations, and multi-stakeholder initiatives. Revenue is generally recognized based on the delivery of agreed project milestones and services.

While TRP has historically operated as a professional services business, opportunities are expected to emerge following integration with Diginex through bundled technology and advisory engagements, longer-term implementation support programmes, and expanded access to Diginex’s client ecosystem.

Since the date of acquisition until March 31, 2026, Remedy recognized minimal revenue, but the team were working on multiple projects. The revenue from such projects will only be recognized when the projects are complete.

Sales and marketing

TRP generates business through a combination of repeat client engagements, referrals, strategic partnerships, conference participation, thought leadership, and direct business development activities.

The company maintains relationships with corporate clients, international organizations, industry initiatives, professional networks, and other stakeholders operating in the fields of responsible business conduct, supply chain governance, and human rights.

Clients

TRP serves clients across a range of sectors, including manufacturing, electronics, apparel, agriculture, consumer goods, financial services, and technology. Clients include multinational corporations, government agencies, international organizations, foundations, industry initiatives, and other organizations seeking to strengthen their approach to labor and human rights risk management.

The company has particular expertise supporting organizations operating in sectors and geographies with elevated labor, human rights, and supply chain risks.

Client engagements are typically focused on strengthening human rights due diligence systems, enhancing grievance and remediation mechanisms, supporting responsible recruitment practices, improving supply chain governance, and responding to emerging regulatory and stakeholder expectations relating to responsible business conduct.

Competition and Pricing

TRP operates within the broader market for sustainability, human rights, risk, and responsible business advisory services.

Competitors include specialist human rights advisory firms, sustainability consultancies, audit and assurance providers, law firms, and global consulting firms offering responsible business conduct, supply chain, and ESG-related services.

TRP differentiates itself through its specialized expertise in human rights due diligence, grievance mechanisms, remediation, labor rights, responsible recruitment, and supply chain governance. The company combines legal, operational, research, and implementation expertise to support organizations in managing complex labor and human rights risks across global operations and supply chains.

Government Regulation

TRP’s services are not directly regulated. However, demand for the Company’s services is influenced by the evolving regulatory landscape relating to human rights, supply chain transparency, sustainability reporting, and responsible business conduct.

In recent years, governments and regulators in a number of jurisdictions have introduced or proposed legislation requiring companies to strengthen their management of labor and human rights risks within their operations and supply chains. Examples include human rights due diligence requirements, modern slavery reporting obligations, forced labor regulations, and supply chain transparency frameworks.

TRP supports organizations in identifying, assessing, mitigating, and addressing labor and human rights risks, as well as strengthening due diligence, grievance, remediation, and governance systems. As regulatory requirements continue to evolve, organizations may seek external advisory and implementation support to help meet compliance obligations and align with stakeholder expectations.

In addition to regulatory requirements, demand for TRP’s services is also influenced by investor expectations, customer requirements, industry standards, and broader responsible business conduct initiatives.

Our Employees

In total we had 114, full-time employees, contractors and interns as of March 31, 2026, compared to 32 on March 31, 2025 and 29 on March 31, 2024, respectively. The increase in 2026 was due to Diginex’s acquisition of Matter, the Remedy Project and Plan A. These employees are stationed across the world in the markets that we are active in, with 42 being located in Germany, 25 in Hong Kong, 20 in Denmark, 8 in the United Kingdom, 6 in France with the balance spread across 9 different locations.

We consider that we have maintained a good relationship with our employees and have not experienced any significant disputes with our employees or any disruption to our operations due to any labor disputes. In addition, we have not experienced any difficulties in the recruitment and retention of experienced core staff or skilled personnel.

Our remuneration package includes salary, pensions, share-based incentives and, to a lesser degree, discretionary bonuses. In general, we determine employees’ salaries based on their experience, qualifications and level of seniority. To attract and retain valuable employees, we review the performance of our employees annually which will be considered in annual salary review and promotion appraisal. In addition, employees will have regular discussions with their managers to keep track of the goals that they have set up in the beginning of the year.

Licenses and Permits

We confirm that we have obtained all material licenses, certificates and approvals required for carrying on our business activities in Germany, France, United Kingdom, Hong Kong and Abu Dhabi and other foreign countries that we have business activities.

Insurance

We maintain business insurance for our offices, employees and for the products we offer. We also maintain directors and officers liability insurance and cyber security insurance. We believe that our current insurance policies are sufficient for our operations.

Legal Proceedings

We may from time to time become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. As of the date of this Annual Report we are aware of the below proceedings:

The Company has been named in three purported class action lawsuits filed by the same law firm alleging near-identical claims all pending in the same court entitled:

1.	Patrick Shane Johnson, Jack Pena, and Hitesh Dev, Individually and on Behalf of All Others similarly situated v. Issuer Defendants: Syla Technologies Co., Ltd.; Hitek Global Inc.; Millennium Group International Holdings Ltd; Vci Global Ltd.; et. al., the Underwriter Defendants: Boustead Securities, LLC; Sutter Securities Incorporated; Revere Securities LLC; et. al. and the Individual Defendants: Keith Charles Moore; Lincoln Joseph Smith Jr; William Francis Moreno; et. al. which is pending in the Supreme Court of the State of New York, County of New York and Assigned Index No. 153671/2026 and filed on March 24, 2026 (the “Johnson Action”).

2.	Leyber Gabriel Briones, Md Uzzal, Hossain, Stephen Johnson, Kiki Katsis, and Ghislan Dallaire Kounga, Individually and on Behalf of All Others similarly situated v. Issuer Defendants: Syla Technologies Co., Ltd.; Hitek Global Inc.; Millenium Group International Holdings Ltd; et. al., the Underwriter Defendants: Boustead Securities, LLC; Sutter Securities Incorporated; Revere Securities LLC; et. al. and the Individual Defendants: Keith Charles Moore; Lincoln Joseph Smith Jr; William Francis Moreno; Henry Hackel; Barry Michael Kiront; et. al. which is pending in the Supreme Court of the State of New York, County of New York and Assigned Index No. 154747/2026 and filed on April 13, 2026 (the “Briones Action”).

3.	Daymond Morales, Eliza Gratzer, Osama Shoair, Brant Francher, Oliver Berroa, Tristan Filion, Adam Laurin, James Bonci, Anne Noack, Val Zavidnoy, Romil Jain, Yelena Kudevitsky, Sohag Das, Humberto Uscanga Jr., Curtis Sindorf, Steve Chovan, David Irugu, Hossam Abdalla, Paul Gluard, Stefan Lee, Oliver Charnock, Michael Mart, Navaneeth Kutti, Joseph Troy Nelson, Joel S. Gleason, Tzucheng Chang, Seyon Washington, Individually and on Behalf of All Others similarly situated v. Issuer Defendants: Hitek Global Inc.;Vci Global Ltd.; Wang & Lee Group Inc; Turbo Energy SA; Signing Day Sports Inc.; et. al., the Underwriter Defendants: Boustead Securities, LLC; Sutter Securities Incorporated; Revere Securities LLC; et. al. and the Individual Defendants: Keith Charles Moore; Lincoln Joseph Smith Jr; William Francis Moreno; et. al. which is pending in the Supreme Court of the State of New York, County of New York and Assigned Index No. 159271/2026 and filed on July 23, 2026 (the “Morales Action” and collectively with the Johnson Action and the Briones Action the “Lawsuits”).

Each of the Lawsuits was filed on behalf of a purported class consisting of all persons and entities other than named defendants (collectively the “Issuer Defendants”) that purchased securities of the Issuer Defendants pursuant and/or traceable to the registration statements related to the initial public offerings of the Issuer defendants. The suit seeks to recover damages allegedly caused by more than one hundred (100) Issuer Defendants for alleged violations of the U.S. federal securities laws and to pursue remedies under Sections 11, 12(a)(2) and 15 of the Securities Act of 1933 (the “Securities Act”). The purported claims asserted in the Lawsuits allegedly arise from the material information required to be included in each registration statement and prospectus filed by each Issuer Defendant. The alleged claims asserted in the Lawsuits are solely strict liability and negligence claims for violations of Sections 11, 12(a)(2) and 15 of the Securities Act. The Lawsuits also include claims for alleged violations of Item 105 and Item 303 of Regulation S-K under the Securities Act.

The plaintiffs’ in the Lawsuits allege that the Defendants engaged in a widespread, coordinated pattern of conduct involving pump-and-dump schemes across more than 100 nano-cap and micro-cap companies. The plaintiffs’ assert that these schemes relied on coordinated promotions via social media platforms such as WhatsApp, Facebook, and WeChat to artificially inflate stock prices, after which insiders, promoters, and accounts affiliated with or referred to by the underwriters sold their holdings at inflated prices, causing substantial losses to retail investors.

The Company believes the claims asserted in the Lawsuits against the Company are wholly without merit. Other than listing the Company in the caption of the Lawsuits, the complaints in the Lawsuits do not contain any allegations specific to the Company’s business, public disclosures or the performance of the Company’s initial public offering. In fact, only the Morales Action contains an allegation that one of the plaintiffs in the Morales Action did purchase shares of the Company in the Company’s initial public offering. The Company has not been served with a summons or a complaint in the Johnson Action or the Briones Action. On August 5, 2026, the Company was served with the summons and complaint in the Morales Action. The Company plans to vigorously defend itself against the unfounded purported claims asserted in the Lawsuits.

Although the results of litigation and claims cannot be predicted with certainty, we believe that the final outcome of ordinary course matters and the Lawsuits will not have a material adverse effect on our business, operating results, financial condition or cash flows.

Government Regulations

We are an international company that is registered under the laws of the Cayman Islands with offices located in Hong Kong, Germany, Monaco, Denmark, Abu Dhabi and the United Kingdom, and with employees in these countries, and limited contractors in Australia, Brazil, Canada, Columbia, Dubai, Mexico, Singapore and Switzerland, where we don’t have any offices. As a result of this organizational structure and the scope of our operations, we are subject to the relevant laws and regulations of countries where we have a presence, and we are also affected by policies which may be introduced by such authorities from time to time. We are subject to a variety of laws and regulations that involve matters central to our business, including employment, workplace safety, personal data protection and taxation. We have identified the main categories of laws and regulations that materially affect our operations below. We believe that we comply with all these laws and regulations, and therefore none of them have materially affected the Company or operations in the past.

As of the date of this annual report, our directors believe that we are not in breach of any laws or regulations applicable to our business operations that would materially affect our business operations, and Diginex is in compliance with all the applicable laws and regulations that are material to our business operations. Diginex may be subject to certain fines/penalties arising from its ordinary course of business from time to time.

Laws relating to Employment Matters and Workplace Safety

The Group operates across multiple jurisdictions, including Hong Kong, the United Kingdom, Germany, France, Denmark and Bulgaria. While Diginex seeks to maintain consistent global leadership principles, governance standards and people policies across the Group, employment matters remain governed by local labour and employment legislation. As a result, organizational changes, compensation structures, executive appointments and workforce initiatives must be implemented in accordance with the applicable legal framework of each jurisdiction.

Key employment law frameworks applicable to the Group include:

Hong Kong

Employment relationships in Hong Kong are primarily governed by the Employment Ordinance (Cap. 57), which sets out core statutory protections and minimum standards relating to wages, rest days, holidays, annual leave, sickness allowance, maternity and paternity leave, termination, severance and long service payments. These provisions apply alongside individual employment contracts and internal policies, and must be observed when implementing organizational changes, amending compensation structures, terminating employment or varying reporting lines and responsibilities.

Additionally, workforce management and operational execution in Hong Kong must comply with, among others:

●	The Mandatory Provident Fund Schemes Ordinance (Cap. 485), governing compulsory retirement scheme participation and employer and employee contributions.
●	The Minimum Wage Ordinance (Cap. 608), which prescribes statutory minimum wage requirements.
●	The Occupational Safety and Health Ordinance (Cap. 509) and the Factories and Industrial Undertakings Ordinance (Cap. 59), regulating workplace health and safety.
●	The Personal Data (Privacy) Ordinance (Cap. 486), governing the collection, use and transfer of employee personal data.

United Kingdom

Employment relationships are primarily governed by the Employment Rights Act 1996, as substantially amended by the Employment Rights Act 2025, together with the Equality Act 2010, the Working Time Regulations 1998, the Transfer of Undertakings (Protection of Employment) Regulations 2006 (TUPE) and other applicable employment legislation. These laws regulate employment contracts, dismissal protection, working time, discrimination, family leave, employee consultation and the transfer of employees in connection with business acquisitions or reorganizations, and may affect organizational restructurings, executive appointments, reporting line changes and post-acquisition integration.

In addition, the implementation of organizational and employment related decisions must comply with, among others:

●	The National Minimum Wage Act 1998 and the National Minimum Wage Regulations 2015
●	The Data Protection Act 2018 together with the UK General Data Protection Regulation (UK GDPR)
●	The Health and Safety at Work etc. Act 1974
●	The Companies Act 2006, where relevant

Germany

Employment relationships are principally governed by the German Civil Code (Bürgerliches Gesetzbuch – BGB), together with the Protection Against Dismissal Act (Kündigungsschutzgesetz – KSchG), the Works Constitution Act (Betriebsverfassungsgesetz – BetrVG), where applicable, the Working Time Act (Arbeitszeitgesetz – ArbZG) and the Federal Leave Act (Bundesurlaubsgesetz – BUrlG). These laws regulate employment contracts, dismissal protection, employee representation, working time, annual leave and co-determination rights, and may affect the implementation of reorganisations, executive appointments and changes to reporting lines or responsibilities.

Additionally operational execution must comply with the following as well:

●	The Continued Remuneration Act (Entgeltfortzahlungsgesetz – EntgFG)
●	The General Equal Treatment Act (Allgemeines Gleichbehandlungsgesetz – AGG)
●	The Minimum Wage Act (Mindestlohngesetz – MiLoG)
●	Special Protection Statutes: Such as the Maternity Protection Act (MuSchG), Parental Leave Act (BEEG), and Social Code IX (SGB IX for severely disabled employees).

France

Employment relationships are primarily governed by the French Labour Code (Code du travail), supplemented by applicable collective bargaining agreements. The Labour Code establishes comprehensive rules governing employment contracts, working time, employee consultation through the Social and Economic Committee (Comité Social et Économique – CSE) where applicable, disciplinary procedures, restructurings, redundancies and employee protections.

Additionally, operational execution must comply with, among others:

●	The French Social Security Code (Code de la sécurité sociale)
●	The Collective Bargaining Agreement (Convention Collective Nationale)
●	The Professional Equality Framework, where applicable.
●	The Data Protection Act (Loi Informatique et Libertés) together with the General Data Protection Regulation (GDPR).
●	Special Protection Regimes.

Denmark

Employment law in Denmark is based on a combination of statutory legislation and individual employment contracts. Key legislation includes:

●	Danish Salaried Employees Act (Funktionærloven), which defines mandatory minimum notice periods and severance
●	Holiday Act (Ferieloven), which regulates the accrual and payout of concurrent vacation days.

Because Matter operates without a collective bargaining agreement (CBA), workforce management cannot rely on industry agreements and must strictly follow the Employment Contracts Act (Ansættelsesbevisloven) for precise contract delivery, as well as the Working Environment Act (Arbejdsmiljøloven) and the Working Time Act (Arbejdstidsloven) regarding mandatory daily rest and daily time-tracking requirements.

Bulgaria

Employment relationships are governed primarily by the Bulgarian Labour Code (Кодекс на труда), supplemented by applicable social security and employment legislation and, where relevant, the Bulgarian Commercial Act (Търговски закон) in relation to executive appointments and corporate governance matters. The Labour Code establishes mandatory requirements relating to employment contracts, remuneration, working time, annual leave, disciplinary procedures, employee consultation, termination of employment and employee protections. These laws may affect organizational restructurings, executive appointments, reporting line changes and amendments to employment terms. Additionally, operational execution must comply with, among others:

●	The Social Security Code (Кодекс за социално осигуряване – SSC)
●	The Health Insurance Act (Закон за здравното осигуряване)
●	The Health and Safety at Work Act (Закон за здравословни и безопасни условия на труд)
●	The Personal Data Protection Act (Закон за защита на личните данни) together with the General Data Protection Regulation (GDPR)
●	Special Protection Regimes

Accordingly, organizational initiatives, including executive appointments, reporting line changes, post-acquisition integration, harmonization of employment terms, implementation of equity-based incentive arrangements and workforce restructurings, must be assessed and implemented in accordance with the applicable legal requirements of each jurisdiction. The Group’s Legal and People functions work together with local management and external advisers to support compliance with local employment laws while advancing the Group’s strategic integration and operating objectives.

Laws relating to Personal Data Protection

In conducting our business activities, we collect the personal data of individuals, including our customers. This is an important part of our business model and, as a result, our compliance with laws dealing with the collection and processing of personal data is important to us. Regulators around the world have adopted or proposed requirements regarding the collection, use, transfer, security, storage, destruction, and other processing of personal data, and these laws are increasing in number, enforcement, fines, and other penalties.

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

In connection with the Exchange, Diginex Limited and security holders of DSL consummated the following transactions (the “Ancillary Transactions”): (i) Diginex Limited issued $4.35 million new convertible loan notes to certain Original Shareholders in consideration for the cancellation of the then existing convertible loan notes issued by DSL and held by such Original Shareholders; (ii) Diginex Limited granted certain share options under the new share option plan that was adopted by Diginex Limited to the holders of the unexercised share options granted by DSL (the “Original Share Options”), in consideration for the cancellation of the Original Share Options held by such holders. At time of the Exchange there were 629,760 vested but unexercised share options and unvested share options exercisable for such number of Ordinary Shares equal to 1.3% of the issued and outstanding shares of the Company at the time of vesting and (iii) Diginex Limited granted certain warrants to purchase Ordinary Shares of Diginex Limited to the holders of the then existing warrants to purchase ordinary shares of DSL (the “Original Warrants”), in consideration for the cancellation of the Original Warrants held by such holders. The convertible loan notes automatically converted into Ordinary Shares of Diginex Limited on December 20, 2024 and whilst there is no automatic vesting of any unvested share options upon completion of the IPO the board of directors, at their discretion, do have the ability to accelerate vesting at any point. The board of directors approved and authorized the acceleration of the vesting of the unvested share options to January 23, 2026, with the exception of those held by the Chief Financial Officer and those issued during the year ended March 31, 2026. The fair value of all unvested ESOP as of March 31,2026 was $2.2 million of which $2.1 million has been recognized in the statement of profit or loss for the year ended March 31, 2026.

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

As of March 31, 2026, Diginex has 29,130,130 Ordinary Shares outstanding, no preferred shares or convertible notes after they were converted into Ordinary Shares. 4,170,520 Founder Warrants remain outstanding together with 6,750,000 IPO Warrants, 20,000 share options and share options that convert in 1.7% of the issued and outstanding shares of the Company at the time of vesting. Diginex also has 15,482 Restrictive Share Units and 12,263 Performance Share Units issued and outstanding.

Following the Restructuring, Diginex Limited had subsidiaries located in Hong Kong, United Kingdom and United States of America. Diginex Limited is the sole owner of DSL, a Hong Kong corporation, and through DSL the sole owner of (i) Diginex Services Limited, a corporation formed in the United Kingdom and (ii) Diginex USA LLC, a limited liability company formed in the State of Delaware. Diginex formed Diginex MENA Limited, a wholly owned subsidiary, incorporated in Abu Dhabi, on September 26, 2025, to expand Diginex’s operations into the Middle East market.

During the year ended March 31, 2026, Diginex expanded its business through the acquisition of three companies.

On October 3, 2025, Diginex Limited acquired Matter DK ApS, a company incorporated in Denmark (“Matter”) which is in the business of ESG and sustainability data analytics to aid financial institutions and investors integrate responsible investing practices into their portfolios.

On January 7, 2026, Diginex Limited acquired The Remedy Project, an advisory business incorporated in Hong Kong (“TRP”) which is in the business of advising companies and governments on human rights solutions.

On January 13, 2026, Diginex Limited acquired Plan A.earth GmbH, a climate technology company (“Plan A”) which is in the business of providing carbon accounting, decarbonization and ESG reporting solutions for businesses. Plan A’s parent operating entity is organized in Germany and owns three wholly owned subsidiaries organized in the United Kingdom, France and Bulgaria, respectively.

Following the above acquisitions the business operations of the Group took on a more European focus. At March 31 2025, 57% of employees were based in Hong Kong but on March 31, 2026 only 22% were in Hong Kong with 72% operating out of Europe/United Kingdom

The following chart summarizes our corporate legal structure and identifies our subsidiaries as of March 31, 2026:

Significant Subsidiaries

Below is a list of Diginex Limited’s significant subsidiaries as of March 31, 2026:

Name	Country of Incorporation	% of Equity Interest

Diginex Solutions (HK) limited	Hong Kong	100%
Diginex Services Limited	United Kingdom	100%
Diginex USA LLC	United States of America	100%
Diginex MENA Limited	Abu Dhabi	100%
Matter DK ApS	Denmark	100%
PlanA.earth GmbH	Germany	100%
PlanA.earth Limited	United Kingdom	100%
PlanA.earth SAS	France	100%
PlanA.earth EOOD	Bulgaria	100%
The Remedy Project Limited	Hong Kong	100%

D. Property, Plants, and Equipment

The following is a list of Diginex Limited’s principal facilities as of the date filing this Annual Report on Form 20-F

Location	Square Footage	Main Use	Own/Lease
25 Wilton Road, Victoria, London, Greater London, SW1V 1LW, United Kingdom	a	Principal executive officers	Lease. Co-working shared space facility
Room1311, 13F, Leighton Centre, 77 Leighton Road, Causeway, Bay Hong Kong	b	Offices for employees of DSL	Lease. Co-working shared space facility
Avenue des Papalins a Monaco portant le numero D2/D3	1,507	Executive office	Lease
22/F, New World Tower 2, 16-18 Queen’s Road Central, Central Hong Kong	c	Office for employees of TRP	Lease. Co-working shared space facility
Frederiksholms Kanal 4, 1st floor, 1220 Copenhagen K, Denmark	d	Offices for employees of Matter	Lease. Co-working shared space facility
Leipziger Platz 16, 10117, Berlin, Germany	e	Office for employees of Plan A based in Germany	Lease. Co-working shared space facility
Climate House SAS, 10 rue de Penthievre, 75008 Paris, France	f	Office for employees of Plan A based in Paris	Lease. Co-working shared space facility
Floor No, 15, Al Sarab, Tower ADGM Square, Al Mariyah Island Abu Dhabi, UAE	g	Office for Middle East expansion	Lease. Co-working shared space facility

a. London Office lease was entered into on April 1, 2025. The space is measured by number of seats rather than square footage. The London office is in a co-working shared space facility with 5 seats and the London based employees operate under a hybrid model as they work both from the office and from home with the majority of working hours spent working from the office.

b. Hong Kong office space is measured by number of seats rather than square footage. The Hong Kong office is in a co-working shared space facility with 17 seats. The lease at Leighton Centre was entered into on June 1, 2025 for a 12 month period and has subsequently been renewed. The previous lease at Smart-Space Fintech 2, Room 3, Unit 401-404, Core C, Cyberport, Telegraph Bay, Hong Kong, being terminated on May 31, 2025. The Hong Kong team operating under a hybrid model as they will work from both home and the office with the majority of time spent working from the office.

c. TRP leases a dedicated private office within a coworking facility comprising six workstations. The lease commenced on March 1, 2026. The office is used primarily by The Remedy Project employees. Employees are primarily office-based.

d. The space is measured by number of seats rather than square footage. The office is in a shared space facility with employees operating under a hybrid model as they work both from the office and from home with the majority of working hours spent working from the office.

e. The space currently has 20 seats and is 1,154 square feet. The lease was entered into for a 12 month period ending June 20, 2026 and has subsequently been renewed. Employees operate under a hybrid system and operate from the office for at least 2 days per week.

f. The space is one deck in a coworking area

g. The Abu Dhabi office is a co-working shared space with only one seat.

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

Overview

Diginex is a technology driven business that historically focused on the provision of end to end software solutions for the future of ESG reporting, including Carbon emissions, and supply chain due diligence, together with data solutions. The requirement for companies to report on ESG components of their business and perform extensive due diligence on their supply chain is increasing at pace. Diginex has built products to address those demands and during the year ended March 31, 2026, acquired three businesses to expand the product suite and geographical footprint of the business. As well as offering SaaS solutions, Diginex also offers advisory services to support overall ESG strategies. Such advisory services can range from providing general advice on ESG strategies to proposing solutions for human rights issues.

During the year ended March 31, 2026, Diginex expanded its business through the acquisition of three companies.

On October 3, 2025, Diginex Limited acquired Matter DK ApS, a company incorporated in Denmark (“Matter”) which is in the business of ESG and sustainability data analytics to aid financial institutions and investors integrate responsible investing practices into their portfolios.

On January 7, 2026, Diginex Limited acquired The Remedy Project Limited, a business incorporated in Hong Kong (“TRP”) which is in the business of advising companies and governments on human rights solutions.

On January 13, 2026, Diginex Limited acquired Plan A.earth GmbH, a climate technology company (“Plan A”) which is in the business of providing carbon accounting, decarbonization and ESG reporting solutions for businesses. Plan A’s parent operating entity is organized in Germany and owns three wholly owned subsidiaries organized in the United Kingdom, France and Bulgaria, respectively.

Following the above acquisitions the business operations of the Group took on a more European focus. On March 31 2025, 57% of employees/contractors/interns were based in Hong Kong but on March 31, 2026 only 22% were in Hong Kong with 72% operating out of Europe/United Kingdom.

Our total revenues for the year ended March 31, 2026 increased to $3.6 million compared to $2.0 million in the year ended March 31, 2025 and $1.3 million in the year ended March 31, 2024. The increase in revenues was driven by the consolidation of the acquisitions from October 2025 (Matter) and January 2026 (Remedy and Plan A). The loss for the year ended March 31, 2026 of $31.2 million was an increase on the loss for the year ended March 31, 2025 of $5.2 million and on the loss of the year ended March 31, 2024 of $4.9 million.

The Group formerly reported results in one segment but since the three acquisitions Diginex is now viewed under the three (3) segments of:

Software Solutions: Comprising the Group’s core sustainability platforms, corporate carbon accounting programs, and specialized decarbonization software engines designed for automated enterprise environmental compliance.

Data: Focused on commercial Environmental, Social, and Governance index analytics, comprehensive multi-tier market data registries, and automated third-party transaction tracking datasets.

Advisory: Providing professional sustainability consulting services, supply chain human rights risk mappings, worker-voice program integrations, and actionable legal and regulatory operational remediation frameworks.

The Company completed an IPO on the Nasdaq Capital Market in January 2025, raising capital and listing under the ticker symbol “DGNX”.

Factors Affecting the Group’s Performance and Related Trends

The Group believes that the key factors affecting its performance and financial performance include:

1.	Ability to integrate and grow acquisitions

Diginex acquired three companies in the year ended March 31, 2026. The businesses are all currently loss-making and a key feature of the acquisition strategy was based on the ability to realize synergies to reduce the consolidated cost base and cross sell between respective client bases.

Diginex is currently implementing a centralized operational hub which will result in support functions having oversight across all business lines rather than support functions per business and also consolidating the commercial/customer facing teams.

If we are unable to integrate businesses and grow revenues effectively our results of operations could be materially and negatively affected

2.	Mandatory ESG reporting

The growth in our revenues may, in part, be determined by the mandatory requirement for businesses to report on components of ESG which will drive demand for our ESG and carbon reporting focused products. There has been an increase in mandatory reporting guidelines but any delays in the adoption could impact revenues. Consumer preferences may also impact on future revenues. As consumers demand transparency on the source of products in the market there may be an increased demand for suppliers of products to disclose more details on the supply chain involved in the delivery of products which, in turn, may increase demand for both Lumen and Apprise. The increased demand for our software products could also lead to an increase in demand for advisory services as clients request experts to educate on their results and implement strategies for improvement.

3.	Our ability to compete successfully and attract new customers

The market for our services is highly competitive, and some competitors have a longer history and have built well-known brands and have larger marketing budgets to attract clients. Given the competitive nature of the ESG software industry, there has been, and will most likely be, consolidation of competing businesses via mergers and acquisitions, as Diginex has actioned during the year ended March 31, 2026. This may make the competition even stronger.

If we are unable to compete effectively with our existing and future competitors at reasonable cost, our business, prospects, and results of operations could be materially and negatively affected.

4.	Continued investment in product development

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

Results of Operations

Comparison of the Years Ended March 31, 2026, 2025 and 2024

	For the year ended March 31,
in USD millions	2026	2025	2024

Revenue	3.6	2.0	1.3
General and administrative expenses	(28.5)	(10.3)	(9.4)
Operating loss	(24.9)	(8.3)	(8.1)
Other income, gains or (losses)	(6.3)	3.5	3.8
Finance costs, net	-	(0.4)	(0.6)
Loss before tax	(31.2)	(5.2)	(4.9)
Income tax (expense) benefit	-	-	-
Loss for the year	(31.2)	(5.2)	(4.9)

Basic loss per share	(1.20)	(0.33)	(0.51)
Diluted loss per share	(1.20)	(0.53)	(0.75)

Revenue

	For the year ended March 31,
in USD millions	2026	2025	2024

Software solutions	2.7	1.3	0.4
Advisory fees	0.3	0.7	0.9
Data sales	0.6		-
	3.6	2.0	1.3

	For the year ended March 31,
in USD millions	2026	2025	2024

Diginex	2.4	2.0	1.3
Matter	0.6	-	-
Plan A	0.6	-	-
Remedy	-	-	-
	3.6	2.0	1.3

Revenue increased by $1.6 million to $3.6 million for the year ended March 31, 2026 compared to $2.0 million for the year ended March 31, 2025 and $1.3 million for the year ended March 31, 2024. The increase in revenue was driven primarily by the acquisitions in the year ended March 31, 2026 which contributed $1.2 million in revenue.

During the year ended March 31, 2026, revenues generated by the Diginex products benefited by $1.6 million following the sale of a non-exclusive right to use white label version of DiginexESG for distribution in Indonesia. After the client has generated $1.9 million in revenue, Diginex will receive 50% of any future revenues earned above $1.9 million. During the year ended March 31, 2025 there was a similarly structured one-off sale focused on the Malaysian market generating revenues of $0.9 million, however, if revenues generated by the client exceed $0.9 million then Diginex will receive 50% of any future revenues earned above $0.9 million. Excluding the impact of these one-off sales, the software subscription fees of DiginexESG, Lumen and Apprise for the year ended March 31, 2026 was $0.5 million compared to $0.4 million for both the year ended March 31, 2025 and the year ended March 31, 2024.

Revenues from Matter have been consolidated from October 3, 2025 and Remedy from January 7, 2026 and Plan A from January 13, 2026. Matter revenue is classified under Data Sales, Plan A under Software Solutions and Remedy under Advisory.

Advisory revenue is generated by providing services such as developing ESG strategies, conducting ESG materiality assessments and conducting training sessions on a range of ESG topics. The Advisory revenue at $0.3 million for the year ended March 31, 2026 remained flat when compared to the year ended March 31, 2025 and a marginal increase in revenues of $0.1 million when compared to $0.2 million generated in the year ended March 31, 2024. Customization revenues, as detailed below, are now included under Advisory following change in the segmental analysis of the Group post the three acquisitions in the year ended March 31, 2026.

Customization revenue relates to the development of tailored features for DiginexESG or Lumen to meet specific client needs. Revenue fell by $0.3 million to $0.4 million for the year ended March 31, 2025 when compared to March 31, 2024. Diginex made a strategic decision to move away from Customization projects so the development team can focus on product enhancements which should results in increased perpetual revenues from Software Solutions rather than one off Customization revenues. The revenue generated from Customization projects in the year ended March 31, 2026 was less than $0.1 million.

General and Administrative Expenses

	For the year ended March 31,
in USD millions	2026	2025	2024

Employee benefits	13.3	4.8	5.0
M&A costs	3.7	-	-
IT development and maintenance support	2.4	1.5	2.1
Audit fees	1.1	0.4	0.6
Professional fees	3.4	2.1	0.5
Travel and entertainment	0.8	0.4	0.5
Share based payments (non-employee related)	1.0	0.4	-
Amortization and depreciation	0.6	0.1	0.1
Other	2.2	0.6	0.5
	28.5	10.3	9.3

		For the year ended March 31, 2026
in USD millions	Diginex	Matter	Plan A	Remedy	Total

Employee benefits	10.9	1.2	1.1	0.1	13.3
M&A costs	3.7	-	-	-	3.7
IT development and maintenance support	1.7	0.5	0.2	0.0	2.4
Audit fees	0.5	0.5	0.1	0.0	1.1
Professional fees	3.3	0.0	0.1	0.0	3.4
Travel and entertainment	0.8	0.0	0.0	0.0	0.8
Share based payments (non-employee related)	1.0	-	-	-	1.0
Amortization and depreciation	0.6	-	-	-	0.6
Other	1.5	0.1	0.6	0.0	2.2
	24.0	2.3	2.1	0.1	28.5

General and administrative expenses increased by $18.2 million for the year ended March 31, 2026 to $28.5 million, compared to $10.3 million for the year ended March 31, 2025, and $9.3 million in the year ended March 31,2024. The increase in the year ended March 31, 2026 was primarily due to (i) operating cost of our acquisitions in the year ended March 2026 of $4.5 million. There were no such costs in the prior year, (ii) M&A fees of $3.7 million which were incurred as result of our M&A strategy, plus a related shared based payment (non-employee) of $1.0 million as an introductory fee for the Matter acquisition, (iii) the fair value of share based payments of $5.6 million (included in Employee Benefits) which compared to $0.9 million in the year ended March 31, 2025 and $1.4 million in the year ended March 31, 2024 (iv) an expected credit loss provision (“ECL”) against the Group assets of $1.3m, such provision was calculated on specific basis in prior years. Professional fees also increased in general as the business completed its first full year as a public company and incurred new costs during the year such as engagement with investor relation specialists.

Employee Benefits

Employee benefits increased by $8.5 million to $13.3 million for the year ended March 31, 2026, compared to $4.8 million in year ended March 31, 2025 and $5.0 million in the year ended March 31, 2024. Employee benefits mainly comprise salaries and share-based payments expenses. The increase in the year ended March 31, 2026 was primarily driven by employee cost associated with the three acquisitions during the year which amounted to $2.4 million and an increase on the value of share-based payments expenses of $5.6 million, when compared to $0.9 million in the year ended March 31, 2025 and $1.3 million on the year ended March 31, 2024.

In the year ended March 31, 2026, salaries and other benefits, which also included costs associated with contractors, increased by $3.8 million to $7.8 million when compared to the expense of $4.0 million for the year ended March 31,2025 and $3.7 million for the year ended March 31, 2024.

As of March 2026, the Group had 114 employees and contractors compared 32 employees and contractors as of March 31, 2025 and, 29 employees and contractors as of March 31, 2024. The growth in headcount was driven by the acquisitions which accounted for 79 out of the 82 incremental headcounts between March 31, 2026 and March 31, 2025.

During the year ended March 31, 2026, Diginex incurred a cost related to share based payments to employees of $5.6 million compared to $0.9 million for the year ended March 31, 2025 and $1.3 million for the year ended March 31, 2024. The composition of the charge is detailed below:

●	During the year ended March 31, 2026, Diginex issued 25,468 Restricted Share Units (“RSUs”) and 12,263 Performance Share Units (“PSUs”), after adjusting for the Share Consolidation on April 28, 2026. The RSUs vest in equal amounts on March 31, 2026, 2027 and 2028 and vesting is subject to continued employment and the achievement of individually set KPI’s. PSU’s were issued to selected executives and vests on March 31, 2028, subject to the performance of the Diginex Ordinary Shares against the S&P Software & Services Select Index (SPSISS). The issuance of RSU’s and PSU’s were fair valued and resulted in an expense in the year ended March 31, 2026 of $2.1 million. There was no such charge in years ended March 31, 2025 or 2024.

●	The Group recognized share-based payments expenses related to employee share options of $2.1 million during the year ended March 31 2026, $0.9 million in the year ended March 31, 2025 and $1.4 million in year ended March 31, 2024. As of March 31, 2026 there were only two employees that held share option awards.

●	In relation to the Matter acquisition, the Group awarded incentives shares which are to be issued on the 12th and 24th anniversary of the acquisition. The incentive shares were fair-valued and a charge of $1.0 million was recognized.

●	During the year ended March 31,2026 the Group also awarded a non-executive director 60,449 Ordinary Shares to recognize his services to the Group since 2021. This share award was fair valued at $0.3 million.

●	In December 2025, the non-executive directors were awarded an annual share based remuneration of $0.1 million per director which would be issued upon the announcing of the annual results. As of March 31, 2026, $0.1 million had been accrued. There were no such costs in prior years.

M&A costs

M&A costs for the year ended March 31, 2026 were $3.7 million. There were no such costs in the years ended March 31, 2025 or 2024.

The costs incurred during the year related to legal and due diligence fees associated with the three acquisitions completed. The fees also related to one potential transaction Diginex decided not to pursue after due diligence and fees for the proposed Resulticks transaction that is still under discussion at the time of filing this Form 20-F.

IT Development and maintenance support

IT development and maintenance support costs increased by $0.9 million to $2.4 million for the year ended March 31, 2026 when compared to a cost of $1.5 million for the year ended March 31, 2025. The cost for the year ended March 31, 2024 was $2.1 million, $0.6 million higher when compared to the year ended March 31, 2025. The acquisitions in the year ended March 31, 2026 accounted for $0.7 million of the $0.9 million increase when compared to the year ended March 31, 2025.

These expenses consist primarily of costs associated with the engagement of third party IT engineers to drive the performance and feature enhancement of the DiginexESG and Lumen platforms together with the platforms hosted by Matter and Plan A.

Audit fees

Audit fees increased by $0.7 million to $1.1 million for the year ended March 31, 2026 compared to $0.4 million for the year ended March 31, 2025 and $0.6 million for the year ended March 31, 2024. The increase in audit fees during the year ended March 2026 was driven by an increased Group audit fee following the three acquisitions during the year and the first SOX audit for the group following the change in classification to a large accelerated filer as of March 31, 2026. The three acquisition made during the year ended March 31, 2026 are outside of scope for the SOX audit this year. Of the $0.7 million increase $0.5 million relates to the acquisitions made in 2026 and in particular to Matter who have incurred expenses undergoing their first audit under the standards of the Public Company Accounting Oversight Board (“PCAOB”).

The amounts for years ended March 31, 2025 and 2024 primarily related to the audits of the Group’s consolidated financial statements in accordance with the standards of the PCAOB in connection with the Company’s IPO. The audit fees incurred in 2025 were mainly attributable to the audit of the financial year ended March 31, 2025, while the fees incurred during the year ended March 31, 2024 covered the audits of the financial years ended March 31, 2022, 2023, and 2024 as Diginex prepared for IPO.

Professional fees

Professional fees increased by $1.3 million to $3.4 million for the year ended March 31, 2026, following a $1.6 million increase to $2.1 million during the year ended March 31, 2025, when compared to $0.5 million expense for the year ended March 31, 2024. The increase in professional fees can be attributed to the cost incurred in relation to being a public company following the IPO in January 2025. Upon the successful closing of the IPO, $1.4 million IPO related costs were capitalized against the share premium account with $1.7 million recorded as an expense in the statement of profit or loss during the year ended March 31, 2025.

Professional fees during the year ended March 31, 2026 also included $0.5 million spent on investor relations experts. There was a $0.1 million cost in the year ended March 31, 2025 and no such cost in the year ended March 31, 2024.

During the year ended March 31, 2025 Diginex advanced non-refundable fees of $0.8 million in relation to a MOU signed on March 17, 2025 with Nomas Global Investments -L.L.C-S.P.C and Al Noor Legal Consultants FZE to provide strategic support in the United Arab Emirates, including a possible capital raise in UAE and dual listing on the Abu Dhabi Exchange (ADX). As of March 31, 2025 this amount was held on the balance sheet as a deferred expense. Whilst the project is still possible the progress has been slow as Diginex stabilizes is M&A activity, as a result Diginex has taken the decision to recognize this advanced funding in the P&L for the year ended March 2026.

Travel and entertainment

Travel and entertainment increased by $0.4 million to $0.8 million for the year ended March 31 2026, following a $0.1 million decrease to $0.4 million for the year ended March 31, 2025 when compared to the spend during the year ended March 31, 2024. During the year ended March 31, 2026, travel expenses increased as the Group actively pursued new business development and M&A opportunities.

Share-based payments (non-employee related)

Share based payments (non-employee related) were $1.0 million for the year ended March 31, 2026 and $0.4 million for the year ended March 31, 2025. There were no such costs for the year ended March 31, 2024. The $1.0 million charge in the year ended March 31, 2026 relates to the issuance of 7,759 (after taking into account the share consolidation in April 2026) Diginex shares to the individual that introduced Matter. The introductory fee amounted to 5% of the Matter transaction value in Diginex shares. In May 2024, the Group completed an $8.0 million capital raise which triggered an anti-dilution clause in the Articles of Association and resulted in 151 preferred shares being issued to a preferred share holder. This award was fair valued at $0.4 million. There were no such costs in the year ended March 31, 2024.

Other

Other expenses increased by $1.6 million to $2.2 million for the year ended March 31, 2026, following a $0.1 million increase in the year ended March 31, 2025, compared to $0.5 million in year ended March 31, 2024.

The increase in cost for the year ended March 31, 2026 relates to a companywide ECL provision which amounts to $1.3 million. Diginex accounted for $0.8 million of the provision and Plan A $0.5 million with a minimal amount to the other business lines. The ECL provision for the years ended March 31, 2025 and 2024 was minimal. Other expenses include costs such as expenses related, office rent, insurance premiums, marketing and general office expenses.

Research and Development expenses

Included in general and administrative expenses, the Group incurred research and development expenses of $2.6 million for the year ended March 31, 2026 (2025: $1.4 million; 2024: $1.3 million) and no research and development expenditure is recognized as an internally generated intangible asset for all years.

Other losses and expenses, net

	For the year ended March 31,
in USD millions	2026	2025	2024

Impairment loss on goodwill	(7.0)	-	-
Net fair value gains/(losses) of financial liabilities at fair value through profit and loss	0.0	3.5	3.8
Other interest income	0.6	0.0	0.0
Others	0.1	0.0	0.0
Total other gains/(losses) and expenses, net	(6.3)	3.5	3.8

The Group recognized total other losses of $6.3 million for the year ended March 31, 2026 compared to an other gain of $3.5 million for the year ended March 31, 2025 and $3.8 million for the year ended March 31, 2024.

The gains and losses incurred in the year ended March 31, 2026 relates, in the main, to an impairment loss on goodwill related to the Matter acquisition and interest earned on an advance made to Resulticks Global Companies Pte. Ltd (“Resulticks”) and in the years ended March 31, 2025 and 2024, primarily, to the fair value measurement of preferred shares and convertible loan notes.

Impairment loss on Goodwill

On October 3, 2025 Diginex acquired Matter for $13 million which equated to 1,241,496 shares at a share price of 10.47. The Diginex share price appreciated between signing the share purchase agreement and closing. Upon closing the share price was $16.47 which valued the Matter at $20.5 million from an IFRS perspective. Following the fair value of Matter by a team of third party valuation experts at $13.5 million the Group has recognized an impairment of $7.0 million. This impairment is solely driven by the Diginex share price appreciation rather than any underlying issues with the Matter business.

Other Interest Income

During the year ended March 31, 2026, the Group advanced Resulticks $ 8 million. This funding charged an annual interest of 10%. As of March 31, 2026. $6 million of the principal advance remained outstanding with accrued interest of $0.6m. The advance is due to be repaid in full by September 30, 2026.

Net Fair Value gains/(losses) of Financial Liabilities at Fair Value Through Profit and Loss

In July 2021, the Group raised $6.0 million capital via the issuance of redeemable preferred shares. At the end of each reporting period, the preferred shares were fair valued using an equity allocation model, which resulted in a gain of $4.1 million in year ended March 31, 2025 and a gain of $4.1 million in the year ended March 2024. No preferred shares were outstanding as of March 31, 2026 or March 31, 2025 following the conversion of preferred shares to ordinary shares on December 20, 2024.

The Group raised $3.25 million via the issuance of 8% convertible loan notes during the year ended March 31, 2023 and a further $0.1 million during the year ended March 31, 2024. During the year ended March 31, 2025 a $1.0 million loan with a related company was converted into a convertible loan note bearing 8% interest. This resulted in a total issuance of $4.35 million 8% convertible loan notes. At the end of each reporting period, the convertible loan notes were fair valued using a binomial option pricing model, which resulted in a loss of $0.6 million in the year ended March 31, 2025 and a loss of $0.4 million in the year ended March 31, 2024. No convertible loan notes were outstanding as of March 31, 2026 or March 31, 2025 following the conversion of convertible loan notes to ordinary shares on December 20, 2024.

Finance Costs

Finance costs decreased by $0.4 million to minimal amount for the year ended March 31, 2026, when compared to finance costs of $0.4 million for the year ended March 31, 2025. Finance costs for the year ended March 31, 2024 were $0.6 million.

During the year ended March 31, 2025, $0.2 million of the finance cost related to the 8% convertible loan notes which compared to $0.3 million during the year ended March 31, 2024. The loan from the immediate holding company which bore an 8% coupon resulted in a finance cost of $0.1 million for the year ended March 31, 2025, $0.2 million for the year ended March 31, 2024. There was also a finance charge on a loan from a related company of $0.1 million for the year ended March 31, 2024, with a lessor amount charged for the years ended March 31, 2025. The related company loan charged interest at 8%.

The convertible loan notes, loan from immediate holding company (aside from a $0.5 million cash repayment) and related party loan were all converted into ordinary shares during the year ended March 31, 2025 with no outstanding balances as of March 31, 2026 or March 31, 2025.

Income Tax

The operating activities of the Group in the years ended March 31, 2026, 2025 and 2024 did not generate a taxable charge due to operating losses incurred. Diginex did recognize a minor withholding tax cost in the year ended March 31, 2026 on the settlement of a sales invoice with a client based in India and in 2024 a tax charge was recognized related to a Diginex USA taxable profit in 2022 being recognized as an under provision in the year ended March 31, 2024. The current income tax expense is set off by deferred tax credit recognized during the year ended March 31, 2026.

Although the Group had operations in United Kingdom and USA throughout all of the reporting periods, the majority of its operations have been in Hong Kong. The Group’s Hong Kong operation is subject to Hong Kong Profits Tax under a two-tiered profit tax rates regime, i.e. the first HK$2 million (c.$250,000) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million (c.$250,000) will be taxed at 16.5%. Following the acquisitions during the year ended March 31, 2026, the Group is now also exposed to the tax regimes in Germany, France, Bulgaria and Denmark with effective tax rates of 30%, 25%, 10% and 22% respectively.

The legal entity incorporated in Abu Dhabi is not subject to corporation tax currently.

Inflation

Since commencing operations, the Group has not been materially impacted by changes in inflation.

Impact of Foreign Currency Fluctuations on Results

The Group’s main operating currencies have historically been the US Dollar and Hong Kong Dollar. As the Hong Kong Dollar is pegged to the US Dollar, the Group has not been overly exposed to material foreign currency fluctuations in prior years. However, since the acquisitions for Matter in October 2025 and Plan A in January 2026, the Group now has more exposure to the Euro.

Critical Accounting Policies, Judgments and Estimates

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

The following descriptions of critical accounting policies, judgments, and estimates should be read in conjunction with the Company’s consolidated financial statements and other disclosures included in this Annual Report on Form 20-F. When reviewing the Company’s consolidated financial statements, you should consider (i) its selection of significant accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies, and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Business Combinations

Diginex completed three acquisitions during the year ended March 31, 2026. Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are generally recognized in profit or loss as incurred.

Except for certain recognition exemptions, the identifiable assets acquired and liabilities assumed must meet the definitions of an asset and a liability in the Conceptual Framework for Financial Reporting issued in September 2010 as revised in 2018.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value, except that deferred tax liabilities are recognized and measured in accordance with IAS 12 Income Taxes.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non- controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net amount of the identifiable assets acquired and the liabilities assumed as at acquisition date.

When the consideration transferred by the Group in a business combination includes a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively. Measurement period adjustments are adjustments that arise from additional information obtained during the “measurement period” (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured to fair value at subsequent reporting dates, with the corresponding gain or loss being recognized in profit or loss.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted retrospectively during the measurement period (see above), and additional or fewer assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

Goodwill

Goodwill arising on the three acquisitions completed during the year ended March 31, 2026 is carried at cost as established at the date of acquisition of the business less accumulated impairment losses, if any.

For the purposes of impairment testing, goodwill is allocated to each of the Group’s cash-generating units (or group of cash-generating units) that is expected to benefit from the synergies of the combination, which represent the lowest level at which the goodwill is monitored for internal management purposes and not larger than an operating segment.

A cash-generating unit (or group of cash-generating units) to which goodwill has been allocated is tested for impairment annually or more frequently when there is indication that the unit may be impaired. For goodwill arising on an acquisition in a reporting period, the cash-generating unit (or group of cash-generating units) to which goodwill has been allocated is tested for impairment before the end of that reporting period. If the recoverable amount is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill and then to the other assets on a pro-rata basis based on the carrying amount of each asset in the unit (or group of cash-generating units).

Intangible assets acquired in a business combination

Intangible assets acquired by Diginex during the year ended March 31, 2026 are recognized separately from goodwill and are initially recognized at their fair value at the acquisition date (which is regarded as their cost).

Subsequent to initial recognition, intangible assets acquired in a business combination with finite useful lives are reported at costs less accumulated amortization and any accumulated impairment losses, on the same basis as intangible assets that are acquired separately. Intangible assets acquired in a business combination with indefinite useful lives are carried at cost less any subsequent accumulated impairment losses.

Deemed reverse acquisition

With respect to the Recapitalization as of July 2024, management determined that DSL is the operating company while the Company is considered as a shell company and the Company accounted for the Recapitalization as a deemed reverse acquisition, using the acquisition method of accounting, where in substance an operating company is acquired by a shell company where the shareholders of the operating company obtain control of the shell company. The Group identified DSL (the legal acquiree) as the accounting acquirer, and the Company (the legal acquirer) as the accounting acquiree. This judgment influences how the Recapitalization is presented in the consolidated financial statements, including (i) the recognition of DSL’s assets and liabilities at their historical carrying amounts; (ii) the presentation of comparative financial information as a continuation of DSL; and (iii) the legal capital structure being that of the legal parent, with share capital adjusted retrospectively as a recapitalization for the equivalent number of shares received and on a pro rata basis, together with the impact of the Share Subdivision for prior reporting periods.

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

Share-based payments

The Group has had an employee share option plan in place since 2020. The awards are measured at the fair value at the grant date. The fair value determined at the grant date without taking into consideration all non-market vesting conditions is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of share option awards that will eventually vest, with a corresponding increase in equity (share option reserve).

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

Founder Warrants and IPO Warrants

In May 2024 and January 2025, the Group issued Founder Warrants and IPO Warrants to Rhino Ventures respectively. In the process of classifying Founder Warrants and IPO Warrants, management considered the detailed criteria and related guidance for the classification of financial instruments as set out in IAS 32 and has made various judgments on whether the Founder Warrants and IPO Warrants on initial recognition are classified as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument

Founder Warrants (prior modification) and IPO Warrants are classified as an equity instrument on the basis that the instruments do not include contractual obligation to deliver cash to the warrant holder, and the instruments meet the fixed-for-fixed condition by preserving the relative economic interests of the warrant holder and the Company’s shareholders.

Post-modification in March 2026, Founder Warrants are classified as financial liabilities on the basis that the fixed-for-fixed condition is no longer met. Accordingly, the Founder Warrants are reclassified from warrant reserve to warrant liabilities at the fair value on the modification date.

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

Provisional Valuation of Business Combinations and Intangible Assets

The identifiable assets, liabilities, and purchase considerations for the acquisitions of Matter, planA, and TRP have been determined on a provisional basis as of March 31, 2026. The initial accounting remains incomplete for acquired intangible assets, consequently, the provisional values recognized for these net assets, contingent arrangements, and the resulting goodwill are subject to refinement during their respective 12-month measurement periods from the acquisition dates. Adjustments to these provisional allocations, if any, could materially impact the carrying amounts of assets, liabilities, and goodwill in the next financial period.

Recently Released Accounting Standards

A description of recently issued accounting pronouncements that may potentially impact the Company’s combined and consolidated balance sheet and combined and consolidated results of operations is disclosed in Note 2 to the Company’s audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

B. Liquidity and Capital Resources

The Group’s ability to fund its operations is based on its ability to generate revenue, its ability to attract investors, have previously issued warrants exercised and its ability to borrow funds on reasonable economic terms. During the year ended March 31, 2026 the Group raised money via the exercise of Tranche 1 and 2 of the IPO warrants for $11.5 million and $13.8 million respectively. Tranche 3 of the IPO warrants expired and were not exercised with 3 remaining tranches maturing between April 2028 and January 2029. If all outstanding IPO warrants are exercised the Group will receive proceeds of $69.2 million.

Diginex are in discussions about a possible acquisition of Resulticks. During negotiations Diginex advanced Resulticks $8.0 million with a 10% funding charge. As of March 31, 2026, $6.6 million remained outstanding, which includes $0.6 million of interest and the amount is due to be repaid in full by September 30, 2026. There was no such outstanding balance as of March 31, 2025.

During the year ended March 31, 2026 Diginex completed three acquisitions. Both Matter and Remedy were acquired 100% by the issue of Diginex Ordinary Shares. The Plan A acquisition was completed via the issuance of Diginex Ordinary Shares and EUR 3.0 million (USD: 3.5 million) of cash. There is no future cash consideration to be paid for any of the acquisitions. Diginex expects to benefit from cross-selling products across the customer bases assumed from the acquisitions and also cost savings generated from synergies and integration of the newly acquired businesses. The integration project is underway, but the financial impact of incremental revenue and cost savings is yet to be confirmed.

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

On July 20, 2026, the Group signed subscription agreements with three investors to raise $20 million in exchange for 20 million Ordinary Shares and Warrants to purchase 20 million Ordinary Shares. The Warrants have an exercise price of $1.00 per share and a maturity of 5 years from the date of issuance. The $20.0 million in proceeds is expected to be received by the Group between July 28, 2026 and March 31, 2027. The Ordinary Shares were issued upon the Company’s receipt of the initial payment and the Warrants will be issued upon the Company’s receipt of the final payment under the subscription agreement. Due to this capital raise, management is of the opinion that the capital of the Group is sufficient to meet present requirements. An introductory fee of $1 million, equivalent to 5% of the total $20 million raise, will be paid to VB Capital Limited, an unrelated party, through the issuance of 1 million shares of Diginex’s Ordinary Shares, pursuant to an introducer agreement. The form of the subscription agreement and the form of the warrant are attached hereto as Exhibits 4.23 and 4.24, and incorporated herein by reference. The introducer agreement is attached hereto as Exhibits 4.26, and incorporated herein by reference.

Diginex Limited is not aware of any legal or economic restrictions on the ability of its subsidiaries to transfer funds to Diginex Limited in the form of cash dividends, loans or advances. Diginex Limited is also not aware of any material restrictions that impact the transfer of funds between subsidiaries to enable the operating of the business in various jurisdictions.

As of March 31, 2026, the Group held cash and cash equivalents of $4.9 million. The majority was held in USD. The Group held all balances in bank accounts and had not hedged any foreign exchange exposures given the dominant use of USD and Hong Kong dollars. However, given the increased use of Euro since the acquisition of Matter and Plan A, the Group is looking to implement a treasury policy to manage foreign exchange requirements going forward. The Group also held $0.4 million of cash in an escrow account as of March 31, 2026. The funds are held in relation to a MOU signed on March 17, 2025 with Nomas Global Investments -L.L.C-S.P.C and Al Noor Legal Consultants FZE to provide strategic support in the United Arab Emirates, including a possible capital raise in UAE and dual listing on the Abu Dhabi Exchange (ADX).

As of March 31, 2026, 2025 and 2024, the Group had cash and cash equivalents of $4.9 million, $3.1 million and $0.1 million respectively, as detailed below:

	As of March 31, 2026	As of March 31, 2025	As of March 31, 2024
in USD Millions	Total	Total	Total

Net cash (used in) operating activities	(14.1)	(7.7)	(5.8)
Net cash provided by (used in) investing activities	(9.3)	(0.0)	0.0
Net cash provided by financing activities	25.1	10.7	4.7
Net increase (decrease) in cash and cash equivalents	1.8	3.0	(1.1)
Cash and cash equivalents, beginning of year	3.1	0.1	1.2
Cash and cash equivalents, end of year	4.9	3.1	0.1

Cash Flows from Operating Activities

Cash outflows from operating activities were $14.1 million in the year ended March 31, 2026, an outflow of $7.7 million in the year ended March 31, 2025 and an outflow of $5.8 million for the year ended March 31, 2024. Of the operating expenditure incurred in the year ended March 31, 2026, $7.7 million related to employees and contractors and $3.7 million to M&A related costs and $3.4 million to professional fees. In the year ended March 31, 2025 $4.0 million related to employees and contractors and in the year ended March 31, 2024, $3.7 million of cash outflows related to employees and contractors.

As of March 31, 2026, Diginex had advanced funds to cover the operating needs of the acquisitions made in the year. The advances: Matter ($2.7 million) and Plan A ($0.4 million).

Cash flows from Investing Activities

Cash outflows from investing activities were $9.3 million for the year ended March 31, 2026. This related to an $8 million advance to Resulticks of which $2 million was repaid prior to the end of the fiscal year. As part consideration for Plan A, Diginex paid EUR 3 million ($3.4 million) which was offset by cash on balance sheet at acquisition date of EUR 0.8 million ($0.9 million). Diginex also advanced Matter $0.8 million prior to the completion of the acquisition. This advance is now treated as an intercompany loan. There were no material cash flows from investing activities during the years ended March 31, 2025 and 2024.

Cash flows from Financing Activities

Total cash inflows from financing activities were $25.1 million in the year ended March 31, 2026, $10.7 million in the year ended March 31, 2025, and $4.7 million for the year ended March 31, 2024.

During the year ended March 31, 2026, Diginex received proceeds of $25.4 million from the exercise of tranches 1 and 2 of the IPO warrants in which 4.5 million Diginex ordinary shares were issued. These proceeds are minimally offset by lease liability payments of $0.3 million.

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

Capital Expenditure

As of March 31, 2026 Diginex has not capitalized any expenditure. Capital expenditure would typically relate to the purchase of computing equipment such as laptops which are expensed as they fall under the threshold in our capitalization policy. Diginex has not recognized any research and development expenditure as an internally generated intangible asset.

Indebtedness

As of March 31, 2026, Diginex’s indebtedness includes warrant liabilities amounting to $28.6 million. These liabilities arose following the modification of the outstanding Founder Warrants on March 20, 2026. There are 4,170,520 Founder Warrants that allow the holder to purchase 51% of the outstanding Ordinary Shares at time of exercise at a price of $6.13 per warrant. The warrants expire on May 27, 2029.

When customers subscribe for a Software Solution or Data product they typically pay for an annual subscription in advance with revenues recognized on a straight line basis over the life of the subscription. For advisory and customization projects, the clients will typically pay during the course of the project with revenue being recognized upon completion. As such, the Group accounts for deferred revenues which relate to the balances of invoices raised that have yet to be recognized as revenue. As of March 31, 2026 the Group accounted for $2.4 million of deferred revenue and $0.5 million at March 31, 2025. Deferred revenue for the year ended March 31, 2026 can be split as: Diginex ($0.7 million), Plan A ($1.1 million), Matter ($0.3 million) and Remedy ($0.3 million). All deferred revenue in the year ended March 31, 2025 related to Diginex.

Trade payables relate primarily to accounts payable that have accumulated in the ordinary course of business. As of March 31, 2026 the outstanding balance of $3.5 million is due from Diginex ($2.0 million), Matter ($1.4 million), Plan A ($0.1 million). All outstanding payables as of March 31, 2025 were due from Diginex.

Other payables relate primarily to accruals that have been accumulated in the ordinary course of business but invoices not yet received. As of March 31, 2026 the outstanding balance of $2.6 million is due from Diginex ($2.1 million), Matter ($0.1 million), Plan A ($0.4 million). All outstanding payables as of March 31, 2025 were due from Diginex.

The Group have two leases that have been capitalized under IFRS 16 which are located in Monaco and United Kingdom and the combined outstanding lease liability is $0.2 million which is due within the next 12 months.

As of March 31, 2026 the Group had contracted the below office leases, the costs of which have been expensed directly to the statement of profit or loss with the exception of Monaco and United Kingdom. As detailed above:

●	Monaco: lease with an annual break clause that expires on January 31, 2027. The quarterly rent is Euro 32,565 (c. USD 37,221).

●	London office: lease expires in September 2026 with a monthly rent of GBP3,782 (USD5,105)

●	Hong Kong: 12 month lease renewed in June 2026 with a monthly rent of HK$54,597 (USD6,965)

●	Berlin office: 12 month lease renewed in June 2026 with a monthly rent of Eur12,600 (USD14,400), increasing to Eur16,859 (USD19,270) after six months

●	Paris office: lease expires in August 2026 with a monthly rent of Eur242 (USD277)

●	Copenhagen office: lease can be terminated with six months’ notice and has a monthly rent of DKK43,711 (USD6,684)

●	Abu Dhabi lease: lease expires in July 2026 and has been renewed with a monthly rent of AED3,550 (USD967)

The table below illustrates the indebtedness as of March 31, 2026 and 2025:

	As of March 31,
in USD millions	2026	2025

Warrant liabilities	28.6	0.0
Deferred revenue	2.4	0.5
Lease Liabilities	0.2	0.2
Trade Payables	3.5	0.2
Other payables	2.6	0.8
Total debt	37.3	1.7

Off-Balance Sheet Arrangements

The Group has no off-balance sheet arrangements.

Contractual Obligation

The table below illustrates a summary of the Group’s contractual obligations and commitments as at March 31, 2026:

	Payments due by period
	Total	less than 1 year	1-3 years	3-5 years

Capitalized lease obligations	0.2	0.2	-	-

Total	0.2	0.2	-	-

In addition to the above table and pursuant to the Nomas MOU, Diginex agreed to pay fixed non-refundable fees in an aggregate amount of $800,000, with the initial payment of $400,000 paid upon signing of the Nomas MOU and the remaining balance of $383,400 (after escrow fees), as held under escrow and recognized as a restricted bank balance, to be released in equal installments upon the occurrence of three defined milestones via an escrow arrangement. The Nomas MOU also provides that the Company shall pay success fees upon achieving certain capital raise targets and the successful listing of the Company’s securities on the ADX.

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

Both MOU’s remain valid and the project may resume once the Company’s M&A activity has stabilized.

Other than shown above we did not have any significant capital or other commitments as of March 31, 2026.

Recent Developments

On July 20, 2026, the Group signed subscription agreements with three investors to raise $20 million in exchange for 20 million Ordinary Shares and Warrants to purchase 20 million Ordinary Shares. The Warrants have an exercise price of $1 per share and a maturity of 5 years from the date of issuance. The $20 million in proceeds is expected to be received by the Group between July 28, 2026 and March 31, 2027. The Ordinary Shares were issued upon the Company’s receipt of the initial payment and the Warrants will be issued upon the Company’s receipt of the final payment under the subscription agreement. An introductory fee of $1 million, equivalent to 5% of the total $20 million raise, will be paid to VB Capital Limited, an unrelated party, through the issuance of 1 million shares of Diginex’s Ordinary Shares, pursuant to an introducer agreement. The form of the subscription agreement and the form of the warrant are attached hereto as Exhibits 4.23 and 4.24, and incorporated herein by reference. The introducer agreement is attached hereto as Exhibits 4.26, and incorporated herein by reference.

Prior to our acquisition of Plan A, approximately 46 Plan A employees (the “Recipients”) had become entitled, under arrangements established by Plan A before completion, to payments in the aggregate amount of €2.6 million (the “Payments”). Under the terms of the Plan A acquisition agreement, the Payments were funded by Plan A’s selling shareholders, and for that purpose 320,020 Ordinary Shares (40,002 Ordinary Shares following the Share Consolidation) forming part of the sellers’ consideration were issued at completion to an entity designated by the principal selling shareholder, which holds them for the benefit of the Recipients. In light of changes in the market price of our Ordinary Shares since completion, differing interpretations may exist amongst the Recipients as to the form, terms and value of the Payments. No claims have been asserted as of the date of this Form 20-F. If claims were asserted in connection with the Payments against Plan A, we could incur costs (including legal and settlement) in connection with resolving such claims, and our relationship with the Recipients and employee retention at Plan A could be adversely affected.

C. Research and Developments, Patents and Licenses, Etc.

We own and control a variety of intellectual property, including but not limited to trademarks, know-how and proprietary software and applications that, in the aggregate, are material to our business.

Reconciliation of Non-IFRS financial measures as of March 31:

Diginex presents its earnings before interest, taxes, depreciation and amortization (“EBITDA”) and EBITDA adjusted for specific items (“Adjusted EBITDA”), which are non-IFRS measures, to supplement our consolidated financial statements presented in accordance with IFRS. Diginex believes that EBITDA and Adjusted EBITDA are useful to investors, enabling them to better access changes in our results of operations across different periods on a consistent basis, independent of certain items as presented above. Thus, EBITDA and Adjusted EBITDA provide investors with additional methods to assess our operating results in a manner that is focused on our continuing, core operating performance and current and historical results. Given our use of EBITDA and Adjusted EBITDA, it is believed that these measures may be important to investors in understanding our operating results as seen through the eyes of management. EBITDA and Adjusted EBITDA are not prepared in accordance with IFRS or intended to be a replacement for IFRS financial data, should be reviewed together with the IFRS measures and may be different from non-IFRS measures used by other companies.

Below is a description of each adjustment to arrive at our non-IFRS measures:

in USD millions		2026	2025	2024

Loss for the year		(31.1)	(5.2)	(4.9)
Adjustments:
Interest		-	0.4	0.6
Amortization		0.6	0.1	0.1
Tax		-	-	-
EBITDA		(30.5)	(4.7)	(4.2)

Additional Items:
Share awards/options/RSU/PSU	a	5.6	0.9	1.4
Impairment on goodwill	b	7.0	-	-
M&A related costs	c	3.7	-	-
Share based payments (non-employee related)	d	1.0	0.4	-
Professional fees	e	0.8	-	-
IPO Costs	f	-	1.7	-
Revaluation gains/losses	g	-	(3.5)	(3.7)
Finance income	h	(0.6)	-	-
Adjusted EBITDA		(13.0)	(5.2)	(6.5)

a. Share awards, options and RSUs/PSU’s: share options and RSUs/PSUs were allocated to employees as a means of attracting high caliber candidates and as a means of retention. The charge is higher in the year ended March 31, 2026 and relates to employee share options issued in prior years and the issuance of RSU’s, PSU’s and incentive shares to Matter employees during the year. The years ended Mach 31, 2025 and 2024 relate only to employee share options. Due to the variable nature of this non-cash expense, management is of the view that the exclusion of such a cost provides a more accurate representation of the financial performance Diginex.

b. Diginex recognized impairment on goodwill of $7.0 million on the acquisition of Matter. Between signing the purchase agreement and closing the acquisition the share price of Diginex rose from $10.47 (as assumed in the share purchase agreement) to $16.47 resulting in an acquisition price of $20.5 million as accounted under IFRS compared to a fair value of $13.5 million. Due to the one off nature of this impairment, management is of the view that the exclusion of such a cost provides a more accurate representation of the financial performance Diginex.

c. M&A related costs relates to costs incurred in completing acquisitions and performing due diligence on potential acquisition targets. Given these costs fall outside the core business of Diginex, management is of the view that the exclusion of such costs provides a more accurate representation of the financial performance Diginex.

d. During the year, Diginex issued shares with a fair value of $1.0m as an introductory fee for the Matter acquisition. In the year ended March 31,2025 shares were issued to a preferred share holder following the trigger of an anti-dilution clause with a fair value of $0.4 million. Due to the non-recurring nature of this non-cash expense, management is of the view that the exclusion of such a cost provides a more accurate representation of the financial performance Diginex.

e. Diginex recognized costs of $0.8 million in relation to the project to list on ADX. While the project may still complete the costs sit outside the normal operations of the Group and hence management is of the view that the exclusion of such a cost provides a more accurate representation of the financial performance Diginex.

f. IPO costs: this relates to one-off costs associated with the IPO in January 2025. Management is of the view that the exclusion of such costs provides a more accurate representation of the financial performance of Diginex.

g. Revaluation gains and losses: these gains relate to the fair value measurement of convertible loan notes and preferred shares. As both have been converted into ordinary shares and fall outside the core business of Diginex, management is of the view that the exclusion of such gains provides a more accurate representation of the financial performance Diginex.

h. Finance income: this is the interest charged to Resulticks with regards to the $8 million advance of which $6 million was outstanding at March 31, 2026 with an accrued charge of $0.6 million. Given the interest income does not apply to all three years, management is of the view that the exclusion of such income provides a more accurate representation of the financial performance Diginex.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers

As of March 31, 2026, the directors and officers of Diginex Limited are as follows:

Name	Age	Position
Miles Pelham	48	Chairman and Director
Lubomila Jordanova	37	Chief Executive Officer and Director
Tomicah Tillemann-Dick	47	Non – Executive Director
Carnel Geddes	48	Non – Executive Director
Katerina Klezlova	39	Non – Executive Director
Lorenzo Romano	48	Deputy Chairman
Paul Ewing	53	Chief Financial Officer
Christian Thierfelder	47	Chief Operating Officer
Graham Bridges	43	Chief Technology Officer

Miles Pelham is the founding Chairman and director of Diginex Limited. Prior to founding Diginex Limited Miles was a 21-year finance veteran, during which time he managed substantial investments and businesses for leading global banks. Since leaving investment banking Miles founded Eqonex Ltd, a financial services company dedicated to digital asset infrastructure. Mr. Pelham is also the sole shareholder of Rhino Ventures Limited, which is an investment holding company and a shareholder of Diginex Limited. Mr Pelham holds other investments but none that are deemed to have a conflict of interest or completing business with Diginex Limited.

Lubomila Jordanova has served as Group Chief Executive Officer of Diginex Limited (NASDAQ: DGNX) since early 2026, following the company’s acquisition of Plan A, the decarbonization and ESG reporting platform she founded and scaled into a European market leader. Prior to joining Diginex, Ms. Jordanova worked in investment banking and venture capital across Europe and Asia. She co-founded the Greentech Alliance, a community connecting more than 3,500 companies with a global network of over 500 advisors from the venture capital, media, and policy sectors. Ms. Jordanova currently serves on the Advisory Committee of the European Investment Bank (EIB) on climate, the Sustainability Board of WEPA, and the Advisory Board of Glint Solar. She has been recognized as an Obama Europe Leader, an MIT Innovator Under 35 Europe, a Forbes 30 Under 30 alumna, and one of Handelsblatt’s Top 50 Women Entrepreneurs in Germany. Ms. Jordanova has studied at the London School of Economics and has completed Executive Studies at Harvard Business School.

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

Katerina Klezlova was appointed as a non-executive director on December 20, 2024. Ms. Klezlova is a serial entrepreneur, venture builder and business development expert focused on building scalable, efficient and investment-ready tech companies, globally. After multiple years in business development and consulting focused on the corporate sector, she founded Fortuny Consulting in May 2017, developing own business models for scalable growth focusing on the SME sector. In September 2019 she co-founded a financial technology venture DealStation, a software aimed at digitizing the fundraising process for private companies. Currently, Ms. Klezlova is active in the fields of innovation, sustainability and impact – supporting numerous ventures with their expansion strategies and investment-readiness. Additionally, she serves as an advisory board member, judge, mentor and expert for innovators, investors and accelerators in Switzerland and internationally. Ms. Klezlova holds an MBA degree from the IE University in Madrid, Spain and a Corporate Finance certificate from the CISI in London, UK.

Lorenzo Romano has served as Global Head of M&A of Diginex Limited since April 2025 and as Deputy Chairman of the Board of Diginex since December 2025, Mr. Romano has over 20 years of senior leadership experience in international private banking, wealth management, corporate governance, risk management and strategic advisory. From December 2022 to July 2025, Mr. Romano served as Managing Director and Head of Private Banking Geneva at EFG Bank SA, where he led EFG’s historic and largest Geneva private banking location. From June 2017 to December 2022, Mr. Romano served as Managing Director and Region Head at Syz Group AG, responsible for Switzerland, Europe, Central and Eastern Europe and the Middle East. From July 2014 to May 2017, Mr. Romano served as Executive Director, Chief Operating Officer and Management Committee member for UBS Wealth Management Europe International, covering several Western European markets and providing senior coverage for sensitive and ultra-high-net-worth clients. From June 2011 to July 2014, Mr. Romano served as Executive Director, Head of Risk Management and Management Committee member for UBS Wealth Management France International. Across his career, Mr. Romano has acted as a trusted adviser to entrepreneurs, founders, ultra-high-net-worth clients, family offices and boards across Switzerland, Europe, the Middle East and other international markets. Mr. Romano holds an Executive Master from ESCP Europe.

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

Recent Developments

On April 9, 2026 Christian Thierfelder resigned as an officer of the Company but remains employed as Head of Information.

On April 17, 2026, Graham Bridges resigned as an officer of the Company but remains employed as Head of Product.

On April 24, 2026, Sandra Kovacheva was appointed as an officer to the Company in the position of Chief Administrative Officer. Ms. Kovacheva has served as General Counsel and Data Protection Officer at Plan A, where she progressively expanded her responsibilities to encompass legal affairs, compliance, people operations, and corporate governance functions across multiple European jurisdictions. Ms. Kovacheva also played a central role in Plan A’s fundraising activities, the Diginex acquisition, and multiple organizational restructurings, while building the compliance framework required by Plan A to serve its institutional clients, including Visa, Deutsche Bank, and BNP Paribas. Previously, Ms. Kovacheva served as Deputy Contract and Legal Director at Circana (formerly The NPD Group) and International Corporate Counsel at Bureau Veritas, advising on M&A, regulatory, and cross-border legal matters across Europe, Asia, and Africa. She holds master’s degrees in International Law (Paris I Panthéon-Sorbonne), European Business Law (Paris-Sud), and Environmental Law (Paris II Panthéon-Assas), as well as a diploma in International Nuclear Law from the OECD Nuclear Energy Agency.

On April 24, 2026, Jacob Friedman was appointed as an officer to the Company in the position of Chief Operating Officer. Since 2021, Mr. Friedman has served as Chief Customer Officer at Plan A, where he built and led all customer-facing operations, including customer success, consulting, and commercial expansion. Under his leadership, Plan A deployed AI-driven support infrastructure that now resolves over 80% of client inquiries autonomously while improving service quality. Previously, Mr Friedman served as Head of Operations at Rewiring America, and Director of Expansion at Via Transportation, where he led the planning and execution of new service and product launches across Europe and the Middle East, personally overseeing more than 25 market launches and managing international teams in Germany, France, and the United Kingdom. He holds an MBA from Harvard Business School and an A.B. from Brown University.

6.B.	Compensation

Executive Officer and Director Compensation

For the year ended March 31, 2026, Diginex Limited paid its executive officers (as per those included in the director and senior management table on the above section) for services in all capacities, an aggregate compensation of approximately $1.6 million. The compensation was paid in cash for both periods. The executive officers did not receive performance bonuses for the year ended March 31, 2026. At March 31, 2026, the executive officers had unvested share options that equate to 1.7% of the outstanding share capital of the Company on the date of vesting. The share options will vest 36 months after commencement of employment or upon any accelerated vesting as approved by the board. The share options convert into shares of the Company on a one-to-one basis. The share options have an exercise price equal to the par value of the share. During the year ended March 31, 2026 executive officers were granted 62,496 RSU’s (Post Share Consolidation: 7,812 RSU’s) and 62,496 PSU’s (Post Share Consolidation: 7,812 PSU’s). The RSUs vest in equal amounts on March 31, 2026, 2027 and 2028 and vesting is subject to continued employment and the achievement of individually set KPI’s. PSU vesting is subject to the performance of the Diginex Ordinary Shares against the S&P Software & Services Select Index (SPSISS).

The executive members of the board of directors did not receive any compensation, in relation to their board responsibilities, in the year ended March 31, 2026, and going forward, Diginex Limited does not expect to have a compensation plan for executive directors.

Non-executive directors received compensation during the year ended March 31, 2026 of $0.1 million. In December 2025, the non-executive directors were granted a share award of $0.1 million per annum each. The award converts into shares at the spot price upon issuance. Share will be issued within 5 days from the filing of this Form 20-F. As of March 31, 2026 an associated expense of $0.1 million had been accrued.

Diginex does contribute to mandatory government pension schemes. Pension contributions for the year ended March 31, 2026 are included in the aggregate compensation noted above.

On September 17, 2024, the Company’s board of directors approved and adopted an executive compensation recovery policy, which sets out certain procedures for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws (the “Clawback Policy”) as required by Rule 10D-1 promulgated under the Securities Exchange Act of 1934, as amended.

A copy of Diginex Limited’s Clawback Policy is attached hereto as Exhibit No. 97, and incorporated herein by reference.

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

There are no directors’ service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment or service.

Director Independence

As of March 31, 2026, Diginex Limited’s board of directors consists of five members, three of whom qualify as independent within the meaning of the independent director guidelines of Nasdaq. Tomicah Tillemann-Dick, Carnel Geddes and Katerina Klezlova are “independent directors” as defined in the rules of Nasdaq and applicable SEC rules.

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

As of March 31, 2026, the chair of the audit & risk committee is Carnel Geddes. Tomicah Tillemann-Dick and Katerina Klezlova are also members of the audit & risk committee. Diginex Limited believes that Carnel Geddes qualifies as an “audit committee financial expert,” as such term is defined in Item 401(h) of Regulation S-K. Diginex Limited’s board of directors has adopted a written charter for the audit & risk committee.

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

As of March 31, 2026, the chair of the Company’s nomination and compensation committee is Carnel Geddes. Tomicah Tillemann-Dick and Katerina Klezlova are also members of the compensation committee. Diginex Limited’s board of directors has adopted a written charter for the nomination and compensation committee.

Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime, or against the indemnified person’s own fraud, dishonesty, willful default or willful neglect. Our Amended and Restated Memorandum and Articles provide to the extent permitted by Cayman Islands law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against: (a) all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director (including alternate director), secretary’s or officer’s duties, powers, authorities or discretions; and (b) without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere. No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty, fraud, willful default or willful neglect.

To the extent permitted by the Companies Act, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or any of our officers in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the director (including alternate director), the secretary or that officer for those legal costs. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

The Company has purchased insurance to cover the costs of the Company’s indemnification obligations to the Company’s directors and officers.

6.D.	Employees

In total we had 114, 32, and 29 full-time employees, contractors and interns as of March 31, 2026, 2025 and 2024, respectively. The increase in the year ended March 31, 2026 was due to Diginex’s acquisition of Matter, the Remedy Project and Plan A. These employees are stationed all across the world in the markets that we are active in, with the 42 located in Germany, 25 in Hong Kong, 20 in Denmark, 8 in the United Kingdom, 6 in France with the balance spread across 9 different locations.

6.E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of August 10, 2026:

●	each of our directors and executive officers; and

●	each person known to us to own beneficially more than 5% of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person as of August 10, 2026 is based on 50,130,130 Ordinary Shares issued and outstanding.

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

Name of Beneficial Owner	Number of Ordinary Shares beneficially owned	Percentage of Ordinary Shares beneficially owned
Miles Pelham(1)	40,554,393	49.2%
Rhino Ventures Limited(1)	39,956,613	48.5%
Lubomila Jordanova (2)	63,384	*
Mau Dana UG (2)	63,384	*
Graham Bridges (3)	78,904	*
Lorenzo Romano (4)	167,391	*
Paul Ewing (5)	503,776	1.0%
All directors and Executive Officers as a group	41,428,297	50.9%

Five Percent Holders:
La Technology Enablers and Consultants Ltd (6)	5,000,000	9.9%
Bond Investments Partners Limited (7)	5,000,000	9.9%
Prashant Kamath (8)	10,000,000	19.9%

* Less than 1%

(1)	Rhino Ventures Limited, a Cayman Islands limited liability company, is wholly-owned and managed by Miles Pelham, who has voting and dispositive control over the Ordinary Shares held by Rhino Ventures Limited. The business address of Rhino Ventures Limited is 90 Fort Street, George Town, Grand Cayman, KY1-1104, Cayman Islands. In addition to holding 7,640,247 Ordinary Shares, Rhino Ventures Limited also beneficially owns shares based in its right to exercise the following warrants within the next sixty (60) days (a) 4,170,520 warrants for Ordinary Shares equal to 51% of the Company’s outstanding Ordinary Shares at the time the warrants are exercised, exercisable at a price of $6.13 per warrant and expire on May 27, 2029 (the “Founder Warrants”), which at the date of this filing are exercisable for 25,566,366 and (b) (i) warrants to purchase 2,250,000 Ordinary Shares, exercisable at a price of $8.20 per share which expire on April 23, 2028; (ii) warrants to purchase 2,250,000 Ordinary Shares, exercisable at a price of $10.25 per share and which expire on July 23, 2028 and (iii) warrants to purchase 2,250,000 Ordinary Shares, exercisable at a price of $12.30 per share which expire on January 23, 2029. Collectively Rhino Ventures Limited beneficially owns 39,956,613 Ordinary Shares beneficially owned by Rhino Ventures Limited. Miles Pelham holds 597,780 Ordinary Shares in his own name.

(2)	Mau Dana UG, a company incorporated in Germany, is wholly owned by Lubomila Jordanova. Lubomila is the Chief Executive Officer at Diginex Limited and is resident in Switzerland. Mau Dana UG hold 63,384 Ordinary Shares.

(3)	Graham Bridges, Chief Technology Officer at Diginex Limited holds 78,904 Ordinary Shares and is resident in Hong Kong

(4)	Lorenzo Romano, Deputy Chairman at Diginex Limited holds 167,391 Ordinary Shares and is resident in Switzerland.

(5)	Paul Ewing, Chief Financial Officer at Diginex Limited holds share options that convert into 1.7% of the outstanding share capital of the Company on the date of vesting.

(6)	La Technology Enablers and Consultants Ltd beneficially owns 5,000,000 Ordinary Shares based on the subscription agreement entered into on July 20, 2026. The address of La Technology Enablers and Consultants Ltd. is 2307 Sheikh Rashid Tower, Trade Center 2, Dubai World Trade Center, Dubai, UAE

(7)

Bond Investment Partners Limited beneficially owns 5,000,000 Ordinary Shares based on the subscription agreement entered into on July 20, 2026. The address of Bond Investment Partners Limited is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands

(8)	Prashant Kamath beneficially owns 10,000,000 Ordinary Shares based on the subscription agreement entered into on July 20, 2026. The address of Prashant Kamath is 5th Floor, Sobha Ivory 2, Al Sayel Street, Business Bay, Dubai, UAE.

As of the date of this document, we have 37 shareholders of record.

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

Rhino Ventures Loan

Rhino Ventures Limited advanced a loan to Diginex Solutions (HK) Limited and during the year ended March 31, 2025, converted $1.9 million of the outstanding loan into equity as part consideration for an $8.0 million capital raise. The $8 million capital raise was supplemented by an interest free cash advance by Rhino Ventures of $6.1 million. Upon completion of the $8 million capital raise, Rhino Ventures Limited was issued 5,086 shares in DSL which amounted to 4,170,520 Ordinary Shares in Diginex Limited following the Restructure. In addition, Rhino Ventures was also issued warrants, which, post the Restructure, amounted to 4,170,520 warrants with an exercise price of $6.13 per warrant. The warrants are exercisable for a period of three years from the date they were issued, May 27, 2024. The terms of the warrants were modified on March 20, 2026 and the maturity date was extended to May 27, 2029. The warrants, if fully exercised, will result in the issuance of shares equal to 51% of the Company’s outstanding Ordinary Shares at the time the warrants are exercised. This amount will be prorated in the event of partial exercise of the warrants.

In addition, upon pricing of the IPO in January 2025, Rhino Ventures had an outstanding loan amounting to $3.5 million and on January 21, 2025, $3.0 million of the outstanding loan was converted into Ordinary Shares at a price of $4.10 resulting in the issuance of 731,707 Ordinary Shares. The balance of the loan, $0.5 million, was repaid in cash to Rhino Ventures Limited.

As of March 31, 2026 there was no loan outstanding between Diginex and Rhino Ventures Limited.

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

Convertible Loan Notes

Between August 2022 and July 2023 Diginex raised $3.35 million through the issuance of Convertible Loan Notes to existing Diginex shareholders. The Convertible Loan Notes had a maturity on the second anniversary of the effective date, bear an 8% coupon and convert into Ordinary Shares upon the Company becoming publicly listed. In the year ended March 31, 2024, Working Capital Innovation Fund II LP invested a further $0.1 million and as part of the Restructuring, a $1 million loan due from DSL to a related company, Diginex Holdings Limited, was transferred into a $1 million convertible loan note of which Rhino Ventures Limited held $517,535 of the principal amount of the convertible loan note and Working Capital Innovation Fund II L.P. held $482,465 of the principal amount of the convertible loan note. The terms of the new convertible loan notes also charged interest at 8% per annum and had a maturity date of December 31, 2024. The convertible notes memorializing the $582,465 convertible loan held by Working Capital Innovation Fund II L.P. are attached hereto as Exhibit 4.4, and are incorporated herein by reference. On August 3, 2024 a Convertible Loan Note issued to HBM IV, Inc for US$1.0 million had the maturity date extended from August 3, 2024 to January 3, 2025. The purchasers of Convertible Loan Notes included certain holders of more than 5% of the Company’s share capital at the time of conversion and certain directors or their respective affiliates. The following table sets forth the Convertible Loan Notes issued to these related parties:

Stockholder	Principal Amount of Convertible Loan Notes
HBM IV, Inc.	$2,000,000	[1]
Nalimz Holdings Limited	$1,000,000	[2]
Rhino Ventures Limited	$517,535	[3]

1 The two convertible notes memorializing the $2 million convertible loan held by HBM IV, Inc. are attached hereto as Exhibit 4.2, and are incorporated herein by reference.

2 The convertible note memorializing the $1 million convertible loan held by Nalimz Holdings Limited is attached hereto as Exhibit 4.3, and are incorporated herein by reference.

3 The convertible note memorializing the $517,535 convertible loan held by Rhino Ventures Limited is attached hereto as Exhibit 4.5, and are incorporated herein by reference.

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

Miles Pelham compensation

During the years ended March 31, 2025 and 2026, Miles Pelham, the owner of Rhino Ventures Limited was paid $250,000 and $300,000 respectively per annum for the provision of management services to the Group. In the year ended March 31, 2025 he also received a bonus of $10,417 post the completion of the IPO. During the year ended March 31, 2026 Miles Pelham was granted 1,771 RSU’s and 1,771 PSU’s. During the year Miles Pelham exercised share options resulting in the issuance of 303,400 Ordinary Shares.

Related Party Revenue

During the years ended March 31, 2025 and 2026, Diginex provided commercial services to certain shareholders. During the period, Diginex engaged with Sustainable Fitch Limited, a related party with HBM IV, Inc. earning $31,255 in the year ended March 31, 2026 (March 31, 2025: $30,000). In the year ended March 31, 2025, Hafnia SG Pte Ltd was considered to be a related party due to its shareholding in Diginex, but not as of March 31, 2026. During the year ended March 31, 2025, Diginex generated $12,680 in revenue from Hafnia.

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

Founder Warrants

Rhino Ventures Limited holds 4,170,520 warrants (the “Founder Warrants”) that are currently outstanding and were exercisable for a period of three years from the date they were issued, May 27, 2024 by DSL and cancelled and re-issued in Diginex Limited upon the Restructuring on July 15, 2024, at an exercise price of US$6.13 per ordinary warrant. The Founder Warrants, if fully exercised, will result in the issuance of shares equal to 51% of the Company’s outstanding Ordinary Shares at the time the Founder Warrants are exercised. The amount of shares issued under the Founder Warrants will be prorated in the event of partial exercise of the Founder Warrants. On March 20, 2026, Founder Warrants were modified and the maturity date was extended by two years to May 27, 2029. See Item 18 Financial Statements Footnote 20 Warrant Liabilities for the details.

IPO Warrants

On January 23, 2025 the following warrants were issued by the Company in connection with the IPO to Rhino Ventures Limited (“IPO Warrants”):

1.	Tranche 1 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $5.13 per share, which expire 6 months from January 23, 2025 (the “Tranche 1 Warrants”);
2.	Tranche 2 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $6.15 per share, which expire 9 months from January 23, 2025 (the “Tranche 2 Warrants”);
3.	Tranche 3 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $7.18 per share, which expire 12 months from January 23, 2025 (the “Tranche 3 Warrants”);
4.	Tranche 4 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $8.20 per share, which expire 15 months from January 23, 2025 (the “Tranche 4 Warrants”);
5.	Tranche 5 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $10.25 per share, which expire 18 months from January 23, 2025 (the “Tranche 5 Warrants”); and
6.	Tranche 6 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price $12.30 per share, which expire 24 months from January 23, 2025 (the “Tranche 6 Warrants”).

On July 22, 2025, Rhino Ventures Limited exercised all of the Tranche 1 Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $5.13 per share. In connection with the exercise of the Tranche 1 Warrants Rhino Ventures Limited paid the exercise price of $11,542,500 to the Company. In addition, Rhino Ventures Limited also exercised all of the Tranche 2 Warrants to purchase 18,000,000 Ordinary Shares at an exercise price of $0.77 per share on October 22, 2025 (Post Share Consolidation: 2,250,000 Ordinary Shares at an exercise price of $6.15). In connection with the exercise of the Tranche 2 Warrants Rhino Ventures Limited paid an exercise price of $13,837,500. The number of shares purchased, and the exercise price paid for Tranche 2 Warrants was amended by a multiple of 8 (eight) following the 7 (seven) to one bonus share issuance as September 8, 2025. The Tranche 3 Warrants expired on January 23, 2026 without being exercised.

On March 20, 2026 the Tranche 4 Warrants, Tranche 5 Warrants and Tranche 6 Warrants were each modified, by the Diginex Board of Directors, to have their expiration date extended for an additional 24 months.

Restrictive Share Units (“RSU”)/ Performance Share Units (“PSU”)

In November 2025, Diginex issued 25,468 RSUs and 12,263 PSUs, after adjusting for the Share Consolidation on April 28, 2026. The RSUs vest in equal amounts on March 31, 2026, 2027 and 2028 and vesting is subject to continued employment and the achievement of individually set KPI’s. PSU’s were issued to selected executives and vest on March 31, 2028. Any PSU vesting is subject to the performance of the Diginex Ordinary Shares against the S&P Software & Services Select Index (SPSISS).

7. C.	Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 18 of this Report which contains our consolidated financial statements prepared in accordance with IFRS.

Legal proceedings.

See “Item 4. INFORMATION ON THE COMPANY - B. Business Overview – Legal Proceedings.

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

Our Ordinary Shares are listed on the Nasdaq Capital Market since January 22, 2025 under the symbol “DGNX”. Since February 20, 2025, our Ordinary Shares have, in addition to the Nasdaq Capital Market, been listed to trade on the Frankfurt Stock Exchange (Open Market) and the Tradegate Exchange under the symbol “I0Q.” Since the Diginex complete a share consolidation in April 2026, the has been technical issues that has resulted in Diginex shares not being quoted on either the Frankfurt Stock Exchange or Tradegate Exchange.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our Ordinary Shares are listed on the Nasdaq Capital Market since January 2025 under the symbol “DGNX”. Since February 20, 2025, our Ordinary Shares have, in addition to the Nasdaq Capital Market, been listed to trade on the Frankfurt Stock Exchange (Open Market) and the Tradegate Exchange under the symbol “I0Q.” Since the Diginex complete a share consolidation in April 2026, the has been technical issues that has resulted in Diginex shares not being quoted on either the Frankfurt Stock Exchange or Tradegate Exchange.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

As of the date of this Report, we are authorized to issue a maximum of 495,000,000 ordinary shares with a par value of $0.0004 per share and 5,000,000 preferred shares with a par value of $0.0004 per share. As of the date of filing this 20-F, there were 29,130,130 ordinary shares outstanding and zero preferred shares outstanding.

B.	Memorandum and Articles of Association

We are an exempted Cayman Islands company incorporated under the laws of the Cayman Islands and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Act (As Revised) of the Cayman Islands. Our Memorandum and Articles is attached hereto as Exhibit 1.1.

The following are summaries of material provisions of our Memorandum and Articles of Association and the Companies Act insofar as they relate to the material terms of our ordinary shares.

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

As of the date of this Annual Report on Form 20-F, our authorized share capital is US$200,000 divided into (i) 495,000,000 Ordinary Shares of par value $0.0004 each (the “Ordinary Shares”) and (ii) 5,000,000 preferred shares of par value $0.0004 each (the “Preferred Shares”). Subject to the provisions of the Companies Act and our articles regarding redemption and purchase of the shares (and to any direction that may be given by the Company in general meeting) and, where applicable, the rules and regulations of Nasdaq, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under applicable law, our directors have general and unconditional authority to allot (with or without confirming rights of renunciation), issue, grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. The directors may deal with unissued shares either at a premium or at par, or with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise. No share may be issued at a discount except in accordance with the provisions of the Companies Act. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

Preferred Shares

Holder of Preferred Shares shall have one (1) vote for each share he holds, unless any such Preferred Share carries special voting rights. The holders of Preferred Shares and Ordinary Shares shall vote together as a single class unless it is required by applicable law or the Company’s Article of Association that Preferred Shares to vote separately as a class.

All then outstanding Preferred Shares were converted into Ordinary Shares when the Company’s registration statement was declared effective by the SEC on December 20, 2024. There are no Preferred Shares issued or outstanding at the time of this Form 20-F.

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

Other Instruments not described in Memorandum and Articles of Association:

Founder Warrants

Rhino Ventures Limited holds 4,170,520 warrants (the “Founder Warrants”) that are currently outstanding and were exercisable for a period of three years from the date they were issued, May 27, 2024 by DSL and cancelled and re-issued in Diginex Limited upon the Restructuring on July 15, 2024, at an exercise price of US$6.13 per warrant. The Founder Warrants, if fully exercised, will result in the issuance of shares equal to 51% of the Company’s outstanding Ordinary Shares at the time the Founder Warrants are exercised. The amount of shares issued under the Founder Warrants will be prorated in the event of partial exercise of the Founder Warrants. On March 20, 2026, the Founder Warrants were modified and the maturity date was extended by two years to May 27, 2029. See Item 18 Financial Statements Footnote 20 Warrant Liabilities for the details.

The Founder Warrants are attached hereto as Exhibit 2.9. The March 20, 2026 amendment to the Founder Warrants is attached hereto as Exhibit 2.10.

IPO Warrants

On January 23, 2025 the following warrants were issued by the Company in connection with the IPO to Rhino Ventures Limited (“IPO Warrants”):

1.	Tranche 1 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $5.13 per share, which expire 6 months from January 23, 2025 (the “Tranche 1 Warrants”);
2.	Tranche 2 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $6.15 per share, which expire 9 months from January 23, 2025 (the “Tranche 2 Warrants”);
3.	Tranche 3 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $7.18 per share, which expire 12 months from January 23, 2025 (the “Tranche 3 Warrants”);
4.	Tranche 4 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $8.20 per share, which expire 15 months from January 23, 2025 (the “Tranche 4 Warrants”);
5.	Tranche 5 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $10.25 per share, which expire 18 months from January 23, 2025 (the “Tranche 5 Warrants”); and
6.	Tranche 6 - Warrants to purchase 2,250,000 Ordinary Shares at an exercise price $12.30 per share, which expire 24 months from January 23, 2025 (the “Tranche 6 Warrants”).

On July 22, 2025, Rhino Ventures Limited exercised all of the Tranche 1 Warrants to purchase 2,250,000 Ordinary Shares at an exercise price of $5.13 per share. In connection with the exercise of the Tranche 1 Warrants Rhino Ventures Limited paid the exercise price of $11,542,500 to the Company. In addition, Rhino Ventures Limited also exercised all of the Tranche 2 Warrants to purchase 18,000,000 Ordinary Shares at an exercise price of $0.77 per share on October 22, 2025 (Post Share Consolidation: 2,250,000 Ordinary Shares at an exercise price of $6.15). In connection with the exercise of the Tranche 2 Warrants Rhino Ventures Limited paid an exercise price of $13,837,500. The number of shares purchased, and the exercise price paid for Tranche 2 Warrants was amended by a multiple of 8 (eight) following the 7 (seven) to one bonus share issuance as September 8, 2025. The Tranche 3 Warrants expired on January 23, 2026 without being exercised.

On March 20, 2026 the Tranche 4 Warrants, Tranche 5 Warrants and Tranche 6 Warrants were each modified, by the Diginex Board of Directors, to have their expiration date extended for an additional 24 months.

The Tranche 1 Warrants are attached hereto as Exhibit 2.3. The Tranche 2 Warrants are attached hereto as Exhibit 2.4. The Tranche 3 Warrants are attached hereto as Exhibit 2.5. The Tranche 4 Warrants are attached hereto as Exhibit 2.6. The Tranche 5 Warrants are attached hereto as Exhibit 2.7. The Tranche 6 Warrants are attached hereto as Exhibit 2.8. The March 20, 2026 amendment to the Tranche 4 Warrants, Tranche 5 Warrants and Tranche 6 Warrants are attached hereto as Exhibits 2.11, 2.12 and 2.13, respectively.

Convertible loan notes

The $4.35 million in convertible notes shall automatically convert into Ordinary Shares at the conversion price on the earlier of the following events, (i) a relevant fund raising above $10 million, (ii) change of control, or (iii) F-1 being declared effective. Such ordinary class of shares to be issued to investors in connection with the relevant fund raising or issued at the completion of the change of control or on Form F-1 being declared effective. The conversion price for the $4.35 million convertible notes would be calculated using a valuation of $60 million for the Company.

On December 20, 2024, the Company’s registration statement on Form F-1 was declared effective by the SEC. This resulted in the conversion of all outstanding convertible loan notes into 2,347,134 Ordinary Shares

C.	Material Contracts

Resulticks Global Companies Pte. Limited Transaction

On April 16, 2026, Diginex Limited, entered into a Sale and Purchase Agreement (the “Resulticks SPA”) with the several sellers party thereto (collectively, the “Sellers”), pursuant to which the Company agreed to acquire all of the issued and outstanding share capital of Resulticks Global Companies Pte. Limited and its subsidiaries (“Resulticks”).

The aggregate consideration is US$1.5 billion, payable entirely in equity through the issuance of 1,133,333,333 newly issued ordinary shares of the Company (the “Consideration Shares”) to the Sellers pro rata to their respective ownership at an average DGNX stock price of US$1.32 per share. The Consideration Shares will be issued with staggered lock-up restrictions with portions subject to customary transfer restrictions, registration rights and lock-up agreement to be entered into at closing.

Closing is subject to customary conditions, including required regulatory and third-party consents, shareholder approval for the share issuance, Nasdaq approval for the listing of the Consideration Shares, implementation of agreed governance changes, cancellation of substantially all outstanding founder warrants, and the absence of material adverse effects.

Following closing, the Company has agreed that 85% of any capital injections through to March 31, 2027 will be committed to funding to Resulticks up to US$200 million.

The Resulticks SPA contains customary representations and warranties, covenants regarding the conduct of the parties’ businesses prior to closing, and indemnification provisions subject to negotiated limitations.

Following the signing of the Resulticks SPA on April 16, 2026, the Company and the Sellers have been negotiating revised terms with a long stop date of August 12, 2026 set to a revised sale and purchase agreement. On August 12, 2026, Diginex announced that the both Diginex and Resulticks remain actively engaged in the final stages of completing the transaction documents and are working diligently to finalise all remaining details. There can be no assurance that the Company’s acquisition of Resulticks will be completed on the terms described above, or at all.

The foregoing description of the Resulticks SPA does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual Resulticks SPA, a copy of which is attached hereto as Exhibit 4.25, and incorporated herein by reference.

Resulticks Reseller Agreement

Diginex and Resulticks entered into a reseller agreement, dated February 19, 2026 (the “Reseller Agreement”). The Reseller Agreement is for a term of four (4) years and projects targeted sales for Diginex of US$40 million in cumulative revenue over the next four years. The Reseller Agreement is expected to generate significant recurring revenue and to accelerate Diginex’s global expansion in high-growth markets.

Pursuant to the Reseller Agreement, Resulticks will actively resell Diginex’s ESG and sustainability platforms to Resulticks’ broad enterprise client base spanning retail, consumer goods, technology, financial services, and beyond. Diginex believes by leveraging Resulticks’ established presence in the United States, South-East Asia, the Middle East, and India, the Reseller Agreement positions Diginex to rapidly capture demand for integrated ESG compliance and data-driven sustainability tools amid tightening global regulations and rising stakeholder expectations. Resulticks shall receive a commission equal to 15% of the annual fee of the Diginex license sold for first year’s license and 7% of the annual fee of the Diginex license sold for retaining term of the license. Diginex has also agreement to pay or reimburse Resulticks for market development activities.

The foregoing description of the Reseller Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual Reseller Agreement, a copy of which is attached hereto as Exhibit 4.13 and incorporated herein by reference.

Funding Agreements

Resulticks Funding Agreement

On June 23, 2025, Diginex entered into agreement with Resulticks (“Resulticks Funding Agreement”). Under the terms of this agreement, the Group has agreed to provide Resulticks with funding of up to $11,000,000, to be disbursed in tranches as mutually agreed between the parties. The funding is intended to be completed by July 11, 2025 and will be offset against the proposed $200 million post-acquisition funding, if the acquisition proceeds.

In the event that (a) the parties mutually determine not to proceed with the acquisition, or (b) the parties fail to enter into a definitive agreement by July 28, 2025 (or such later date as may be mutually agreed) (each a “Deal Failure”), any amounts disbursed under the funding arrangement will become repayable within 45 calendar days of a Deal Failure and will accrue interest at a rate of 10% per annum, effective from the date of initial disbursement until repayment. Furthermore, the agreement provides that if Resulticks raises capital or draws down from a debt facility prior to the acquisition or a Deal Failure, the proceeds from such funding must be applied to repay any amounts disbursed by Diginex under the funding arrangement. As at the date of this Form 20-F, $4.0 million principal and $0.7 million interest remained outstanding. A copy of the Resulticks Funding Agreement is attached hereto as Exhibit 4.14, and incorporated herein by reference.

Agreement with Resulticks to Restructure the Repayment of Funding

Diginex and Resulticks entered into an agreement, dated February 18, 2026 (the “Funding Repayment Agreement”), pursuant to Resulticks agreed to repay the existing US$8 million funding Diginex extended to Resulticks (the “Existing Funding”) in four equal instalments of US$2 million each (each a “Principal Instalment”) on the following dates: (a) March 20, 2026; (b) June 1, 2026; (c) June 15, 2026; and (d) September 30, 2026. Interest shall continue to accrue on the Existing Funding in accordance with the parties original agreement (the “Interest”) at a rate of ten (10) per cent per annum from the respective date of disbursement of each portion of the Existing Funding, to the date on which such portion is repaid as a Principal Instalment as contemplated above. The entire outstanding and accrued Interest (including the portion of the Interest accrued up to and including the date of the payment of the final Principal Instalment) shall be paid in a single tranche (the “Final Interest Payment”) on September 30, 2026.

The foregoing description of the Funding Repayment Agreement and the does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual Funding Repayment Agreement, a copy of which is attached hereto as Exhibit 4.15, and incorporated herein by reference.

Commercial Agreements

HSBC (Diginex)

On July 2022, DSL and HSBC Global Services (UK) Limited entered into an agreement whereby HSBC would refer clients to DiginexESG and in return Diginex would apply a 20% discount to the subscription price for clients referred by HSBC. This agreement covered HSBC clients in the United Kingdom and Hong Kong. In September 2024, this agreement was extended to December 31, 2027 on the same terms.

On November 2024, DSL and HSBC Technology & Services (USA) Inc. entered into an agreement whereby HSBC would refer clients to DiginexESG and in return Diginex would apply a 50% discount to the subscription price for clients referred by HSBC. This agreement covered HSBC clients in the USA. The agreement is effective from January 1, 2025 to December 31, 2027. Copies of the HSBC Agreements are attached hereto as Exhibit 4.16, and incorporated herein by reference.

Aikya Business Solutions Private Limited (Diginex)

On March 17, 2025, Diginex entered into a strategic relationship agreement (the “Aikya Agreement”) with Aikya Business Solution Private Limited (“Aikya”), a leading AI and big data technology company with around 2.5 million users. Pursuant to the Aikya Agreement, Aikya agrees to launch Diginex’s award-winning ESG reporting platform, DiginexESG, in Malaysia with an upfront license fee tranche. This collaboration aims to empower Malaysian businesses to enhance ESG transparency, streamline compliance, and drive sustainable finance initiatives in alignment with Malaysia’s sustainability goals. A copy of the Licensed Software Agreement and the Maintenance and Services Agreement between the Company and Aikya are attached hereto as Exhibit 4.17, and incorporated herein by reference.

PT, Inovasi Emran Ekadanta (Diginex)

On September 22, 2025, Diginex entered into a strategic relationship agreement (the “Inovasi Agreement”) with PT, Inovasi Emran Ekadanta (“Inovasi”), a prominent Indonesian technology innovator focused on sustainable digital transformation. Pursuant to the Inovasi Agreement, Inovasi agrees to launch Diginex’s award-winning ESG reporting platform, DiginexESG, in Indonesia with an upfront license fee tranche. This collaboration aims to deliver comprehensive sustainability reporting capabilities to over 1,000 rural banks throughout Indonesia. A copy of the Licensed Software Agreement and the Maintenance and Services Agreement between the Company and Inovasi are attached hereto as Exhibit 4.18, and incorporated herein by reference.

BMW Group AG (Plan A)

On September 1, 2024, Plan A and BMW Group AG (“BMW”) entered into a Frame Agreement (the “BMW Agreement”) whereby BMW could purchase Plan A software licenses for agreed license pricing and services. This agreement is effective until September 1, 2027. A copy of the Frame Agreement between the Plan A and BMW is attached hereto as Exhibit 4.19, and incorporated herein by reference.

Visa Europe Limited (Plan A)

On October 24, 2023, Plan A and Visa Europe Limited (“Visa”) entered into a Managed Services Agreement (the “Visa Agreement”) whereby Visa would resell Plan A products to its clients. The agreement is effective until October 24, 2028 and is based upon a revenue share model applied to the license fee for clients resold by Visa. Plan A will contract directly with Visa and Visa contracts directly with those clients. This agreement covers Visa Europe and is mutually exclusive. A copy of the Managed Service Agreement between the Plan A and Visa is attached hereto as Exhibit 4.20, and incorporated herein by reference.

eVestment Alliance, LLC and Nasdaq, Inc (Matter)

On February 5, 2024, Matter, eVestment Alliance, LLC (“eVestment”) and Nasdaq, Inc (“Nasdaq”) entered into an Amended and Restated Partnership Agreement that was further amended on May 15, 2025 (the “eVestment Agreement) which allows eVestment, a company acquired by Nasdaq in 2017, to distribute Matter data to its clients and vice versa. The agreement also provides for Nasdaq to use Matter data in Nasdaq products so long as the products do not compete with Matter. The economics of the partnership being that eVestment will share revenues with Matter for clients who consume Matter ESG data on eVestment, and vice versa. Referral fees will be paid between the parties to the agreement. A copy of the Partnership Agreement between the Matter, eVestment and Nasdaq dated February 5, 2024 is attached hereto as Exhibit 4.21 and the amended agreement dated May 15, 2025 is attached hereto as Exhibit 4.22.

Recent Developments

On July 20, 2026, the Group signed subscription agreements with three investors to raise $20 million in exchange for 20 million Ordinary Shares and Warrants to purchase 20 million Ordinary Shares. The Warrants have an exercise price of $1 per share and a maturity of 5 years from the date of issuance. The $20 million in proceeds is expected to be received by the Group between July 28, 2026 and March 31, 2027. An introductory fee of $1 million, equivalent to 5% of the total $20 million raise, will be paid to VB Capital Limited, an unrelated party, through the issuance of 1 million shares of Diginex’s Ordinary Shares, pursuant to an introducer agreement. The form of the subscription agreement and the form of the warrant are attached hereto as Exhibits 4.23 and 4.24, and incorporated herein by reference. The introducer agreement is attached hereto as Exhibits 4.26, and incorporated herein by reference.

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

Diginex’s reporting currency is the US dollar, historically almost all of its sales were denominated in US dollars with expenses being primarily denominated in either US or Hong Kong dollars. However, since the acquisitions of Plan A and Matter during the year ended March 31, 2026 we now have an increasing exposure to Euro. The Hong Kong dollar is pegged to the US dollar hence reducing the exposure to currency risk but the increasing use of Euro does expose Diginex to currency risk and will consider hedging significant exposures to manage such risk. Diginex does not have a formal policy to hedge its exposure to foreign exchange risk.

(ii)	Interest Rate Risk

Diginex has a minimal interest rate risk as there are no borrowings at variable interest rates.

Credit risk

Diginex has exposure to credit risk arising from deposits with banks as well as trade receivables and loans advanced.

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

Liquidity and Capital risk

Diginex is exposed to liquidity risk, which is the risk that it will be unable to provide sufficient capital resources and liquidity to meet its commitments and business needs. Diginex has historically managed its liquidity risk via equity raises, the issuance of convertible debt instruments, shareholder loans and more recently the completion of an IPO and the exercise of warrants that were issued upon completion of the IPO. Diginex monitors its liquidity risk closely.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures.

(a) Disclosure Controls and Procedures.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of March 31, 2026.

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of March 31, 2026, our disclosure controls and procedures were not effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). During the year ended March 31, 2026, Diginex acquired Matter DK ApS, PlanA.earth GmbH and The Remedy Project all three acquisitions have not been included in management’s evaluation of the effectiveness of internal controls over financial reporting, with total assets of $0.4 million, $1.4 million and $0.2 million, respectively, and total revenues of $0.6 million, $0.6 million and $0.03 million, respectively, included in the consolidated financial statements of Diginex Limited and subsidiaries as of and for the year ended March 31, 2026.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of March 31, 2026, based on the framework and criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, our management concluded that our internal control over financial reporting was not effective as of March 31, 2026 due to the existence of a material weakness.

A material weakness is a control deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management assessment. The material weakness is related to the identification and evaluation of the appropriate accounting guidance for the classification of a warrant agreement. Specifically, the Company did not maintain effective controls to appropriately evaluate the terms and conditions of the warrants and determine the appropriate accounting classification. As a result, certain warrants in one warrant agreement were incorrectly classified as equity rather than as financial liabilities, resulting in a material misstatement to the Company’s financial statements.

We are committed to establishing and maintaining effective internal controls over financial reporting and promptly remediating the identified material weakness. Management continues to work to strengthen supporting procedures and documentation to ensure a strong control environment which includes controls over the analysis and classification of complex financial instruments.

(c) Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of March 31, 2026 has been audited by UHY LLP (PCAOB #1195), an independent registered public accounting firm, as stated in their report, which appears below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Diginex Limited

Opinion on Internal Control over Financial Reporting

We have audited Diginex Limited’s (the Company’s) internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weakness described in the following paragraph on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

A material weakness is a control deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management assessment. The material weakness is related to the identification and evaluation of the appropriate accounting guidance for the classification of warrants. Specifically, the Company did not maintain effective controls to appropriately evaluate the terms and conditions of a certain warrant agreement and determine the appropriate accounting classification. As a result, warrants in one agreement were incorrectly classified as equity rather than as financial liabilities, resulting in a material misstatement to the Company’s financial statements.

This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the fiscal year 2026 consolidated financial statements, and this report does not affect our report dated August 13, 2026, on those consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position as of March 31, 2026 and 2025 and the related consolidated statements of profit or loss and other comprehensive loss, changes in stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended March 31, 2026 of the Company, and our report dated August 13, 2026, expressed an unqualified opinion.

Explanatory Paragraph Regarding Business Combinations

As discussed in management’s assessment, Matter DK ApS, planA.earth GmbH, and The Remedy Project Limited were acquired during the year ended March 31, 2026, and management excluded from its assessment of the effectiveness of Diginex Limited’s internal control over financial reporting as of March 31, 2026, Matter DK ApS, planA.earth GmbH, and The Remedy Project Limited’s internal control over financial reporting associated with total assets of $0.4 million, $1.4 million and $0.2 million, respectively, and total revenues of $0.6 million, $0.6 million and $0.03 million, respectively, included in the consolidated financial statements of Diginex Limited and subsidiaries as of and for the year ended March 31, 2026. Our audit of internal control over financial reporting of Diginex Limited also excluded an evaluation of the internal control over financial reporting of Matter DK ApS, planA.earth GmbH, and The Remedy Project Limited.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 15, Controls and Procedures: Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with international financial reporting standards, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ UHY LLP

New York, New York

August 13, 2026

(d) Changes in Internal Control over Financial Reporting

Except for the material weakness discussed above, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

Not required

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Diginex’s Board of Directors has determined that Carnel Geddes qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Ms. Geddes also satisfies the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act.

ITEM 16B. CODE OF ETHICS

Diginex has adopted a Code of Business Conduct which serves as a code of ethics and is applicable to all of our directors, executive officers and employees and is available on our website https://diginex.com and is attached hereto as Exhibit 11.1

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, UHY LLP.

	Year Ended March 31,
Services	2026	2025
	US$	US$
Audit Fees(1)	618,718	366,572

Note:

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by the independent registered public accounting firms for the audit of the annual financial statements and the review of the interim financial information, included in our Form 20-F, registration statements and other required filings with the SEC.

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

Emerging Growth Company Status

Effective March 31, 2026, we ceased to be an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (or JOBS Act), which was the date we became a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

The Company has adopted an Insider Trading Policy governing the purchase, sale and other dispositions of the Company’s securities by directors, senior management and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and all applicable listing standards. A copy of the policy is filed as Exhibit 11.2 hereto, and incorporated herein by reference.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements Diginex Limited are included as the “F” pages to this Annual Report.

All financial statements in this Annual Report, unless otherwise stated, are presented in accordance with IFRS.

ITEM 19. EXHIBITS

Exhibit Number	Exhibit Title
1.1*	Diginex Limited Amended and Restated Memorandum and Articles of Association.
2.1*	Specimen Share Certificate for Ordinary Shares.
2.2*	Specimen Share Certificate for Preferred Shares.
2.3*	Diginex Limited IPO Warrant Agreements 25% Premium (Tranche 1) dated January 23, 2025.
2.4*	Diginex Limited IPO Warrant Agreements 50% Premium (Tranche 2) dated January 23, 2025.
2.5*	Diginex Limited IPO Warrant Agreements 75% Premium (Tranche 3) dated January 23, 2025.
2.6*	Diginex Limited IPO Warrant Agreements 100% Premium (Tranche 4) dated January 23, 2025.
2.7*	Diginex Limited IPO Warrant Agreements 150% Premium (Tranche 5) dated January 23, 2025.
2.8*	Diginex Limited IPO Warrant Agreements 200% Premium (Tranche 6) dated January 23, 2025.
2.9*	Diginex Limited Warrant Agreement, dated July 15, 2024, to Rhino Ventures Limited (Founder Warrant).
2.10*	Amendment to the Founder Warrant dated March 20, 2026.
2.11*	Amendment to Diginex Limited IPO Warrant Agreements 100% Premium (Tranche 4) dated March 20, 2026.
2.12*	Amendment to Diginex Limited IPO Warrant Agreements 150% Premium (Tranche 5) dated March 20, 2026.
2.13*	Amendment to Diginex Limited IPO Warrant Agreements 200% Premium (Tranche 6) dated March 20, 2026.
4.1*	Share Exchange Agreement, dated July 15, 2024, by and between Diginex Limited and the equity holders of Diginex Solutions (HK) Limited.
4.2*	Convertible Notes, dated July 15, 2024, between Diginex Limited and HBM IV, Inc.
4.3*	Convertible Note, dated July 15, 2024, between Diginex Limited and Nalimz Holdings Limited.
4.4*	Convertible Notes, dated July 15, 2024, between Diginex Limited and Working Capital Innovation Fund II, L.P.
4.5*	Convertible Note, dated July 15, 2024, between Diginex Limited and Rhino Ventures Limited.
4.6*	Convertible Note, dated July 15, 2024, between Diginex Limited and Hafnia SG Pte Ltd.
4.7*	Convertible Loan Agreement dated September 30, 2024, between Diginex Limited, Diginex Solutions (HK) Limited and Rhino Ventures Limited.
4.8*	Amendment to the Convertible Loan Agreement, dated January 6, 2025, between Diginex Limited, Diginex Solutions (HK) Limited and Rhino Ventures Limited.
4.9*	Diginex Limited Amended and Restated 2024 Omnibus Incentive Plan.
4.10*	Share Purchase Agreement between Diginex Limited and Seller dated August 18, 2025 (Matter Agreement).
4.11*	Share Purchase Agreement between Diginex Limited and Archana Kotecha dated December 17, 2025 (Remedy Agreement).
4.12*	Share Purchase Agreement between Diginex Limited and Sellers dated December 31, 2025 (Plan A Agreement).
4.13*	Reseller Agreement with Resulticks Global Companies Pte. Limited dated February 18, 2026.
4.14*	Funding Agreement with Resulticks Global Companies Pte. Limited, dated June 23, 2025.
4.15*	Restructured Repayment Agreement for the Funding Agreement with Resulticks Global Companies Pte. Limited dated February 18, 2026.
4.16*	Subscription discount for HSBC Technology & Services Clients Agreements (Term: January 1, 2025–December 31, 2027).
4.17*	Licensed Software Agreement and the Maintenance and Services Agreement between Diginex Limited and Aikya Business Solutions Private Limited, dated March 17, 2025.
4.18*	Strategic Relationship Agreement with PT, Inovasi Emran Ekadanta, dated September 22, 2025.
4.19*	Frame Agreement with PlanA.earth and BMW Group AG Agreement. dated September 1, 2024.
4.20*	Managed Services Agreement with PlanA.earth and Visa Europe Limited dated October 24, 2023.
4.21*#	Amended and Restated Partnership Agreement, dated February 5, 2024, by and between eVestment Alliance, LLC, Nasdaq, Inc. and Matter DK ApS
4.22*#	Amendment, dated May 15, 2025 to the Amended and Restated Partnership Agreement, dated February 5, 2024, by and between eVestment Alliance, LLC, Nasdaq, Inc. and Matter DK ApS
4.23*	Form of Subscription Agreement
4.24*	Form of Warrant
4.25*	Resulticks SPA dated April 16, 2026
4.26*	Introducer Agreement, dated June 30, 2026, by and between VB Capital Limited and Diginex Limited
8.1*	List of Subsidiaries.
11.1*	Form of Code of Business Conduct.
11.2*	Insider Trading Policy.
12.1*	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes Oxley Act of 2022.
12.2*	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes Oxley Act of 2022.
13.1*	Certification of the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350 As Adopted Pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
13.2*	Certification of the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350 As Adopted Pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
97*	Clawback Policy.

* Filed herewith

# Certain exhibits and schedules to these exhibits have been omitted in accordance with Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request.

SIGNATURES

The registrant hereby certifies it meets all of the requirements for filing its Annual Report on Form 20-F and that it has duly cause and authorized the undersigned to sign this annual report on its behalf.

Dated August 13, 2026

Diginex Limited

/s/ Lubomila Jordanova
Name:	Lubomila Jordanova
Title:	Chief Executive Officer

DIGINEX LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Diginex Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated financial statements of Diginex Limited (the “Company”), which comprise the consolidated statements of financial position as of March 31, 2026 and 2025, and the related consolidated statements of profit or loss and other comprehensive loss, changes in equity (deficit), and cash flows for each of the years in the three year period ended March 31, 2026, and the related notes to the consolidated financial statements. In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Diginex Limited as of March 31, 2026 and 2025, and the results of their operations and their cash flows for the each of the years in the three year period ended March 31, 2026 in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2026 based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated August 13, 2026, expressed an adverse opinion.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

As described in Note 27 to the consolidated financial statements, the Company acquired a 100% interest in Matter DK ApS (Matter), planA.earth GmbH (Plan A), and The Remedy Project Limited (Remedy). These acquisitions resulted in the recognition of identifiable intangible assets, including technology, brand name and customer relationships, which were recorded at fair value as part of the purchase price allocation. We identified the valuation of acquired intangible assets as a critical audit matter because of the significant judgment required by management in estimating the fair values of these assets. The valuation involved significant estimation uncertainty and was based on assumptions including discount rates, royalty rates, customer attrition/churn rates, contributory asset charges, and forecast cash flows.

Auditing the valuation of acquired intangible assets required especially challenging, subjective, and complex auditor judgment.

The primary procedures we performed to address this critical audit matter included:

●	Read the purchase agreements;

●	Tested management’s process for determining the fair value of the technology, brand name and customer relationships intangible assets;

●	Evaluated the appropriateness of the fair value methodology used;

●	Tested the completeness and accuracy of the underlying data;

●	Evaluated the reasonableness of significant assumptions in the forecasted revenues and cash flows including attrition rate by considering (i) the current and past performance of Plan A, Matter, and Remedy; (ii) the consistency with external market and industry data; and (iii) whether these significant assumptions were consistent with evidence obtained in other areas of the audit;

●	Involved valuation professionals with specialized skills and knowledge who assisted with:

●	Evaluating the appropriateness of the Distribution Method used to value customer relationships for Plan A and Matter;

●	Evaluating the appropriateness of the Multi-Period Excess Earnings Method used to value technology for PlanA and Matter and customer relationships for Remedy;

●	Evaluating the appropriateness of the Relief-from-Royalty Method used to value the PlanA brand name;

●	Independently assessing the reasonableness of significant valuation assumptions, including discount rates, royalty rates, customer attrition/churn rates, contributory asset charges, and forecast cash flows; and

●	Obtained an understanding of and tested the design, implementation, and operating effectiveness of relevant controls over management’s purchase price allocation process and the valuation of identifiable intangible assets.

Emphasis of Matter – Going Concern

As discussed in Note 2 to the consolidated financial statements, the Company has incurred a net loss and experienced negative cash flows from operating activities for the year ended March 31, 2026 and has a working capital deficit as of March 31, 2026. The Company’s ability to continue as a going concern is dependent, in part, on raising additional capital, increasing revenue and managing its expenses. Management’s evaluation of the events and conditions and management’s plans that mitigated these matters are described in Note 2 to these consolidated financial statements. Our opinion is not modified with respect to this matter.

We have served as the Company’s auditor since 2023.

/s/ UHY LLP

New York, New York

August 13, 2026

DIGINEX LIMITED

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS

For the years ended March 31, 2024, 2025 and 2026

		Year ended	Year ended	Year ended
	Notes	March 31, 2026	March 31, 2025	March 31, 2024
		USD	USD	USD
Revenue	5	3,615,748	2,040,602	1,299,538
General and administrative expenses	6	(28,501,324)	(10,344,514)	(9,363,345)
OPERATING LOSS		(24,885,576)	(8,303,912)	(8,063,807)
Other income, gains or (losses)	7	(6,279,948)	3,501,200	3,753,988
Finance cost, net	8	(19,751)	(410,167)	(552,651)
LOSS BEFORE TAX		(31,185,275)	(5,212,879)	(4,862,470)
Income tax benefit (expense)	9	38,992	-	(8,917)
LOSS FOR THE YEAR		(31,146,283)	(5,212,879)	(4,871,387)
OTHER COMPREHENSIVE INCOME (LOSS)
Items that may be reclassified subsequently to profit or loss:
Exchange gain (loss) on translation of foreign operations		55,805	30	(7,684)
TOTAL COMPREHENSIVE LOSS FOR THE YEAR		(31,090,478)	(5,212,849)	(4,879,071)

LOSS PER SHARE ATTRIBUTABLE TO THE ORDINARY EQUITY HOLDERS OF THE COMPANY
Basic loss per share	10	(1.20)	(0.33)	(0.51)

Diluted loss per share	10	(1.20)	(0.53)	(0.75)

The above consolidated statements of profit or loss and other comprehensive loss should be read in conjunction with the accompanying notes.

DIGINEX LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

At March 31, 2025 and 2026

	Notes	At March 31, 2026	At March 31, 2025
		USD	USD
ASSETS
Goodwill	11	37,598,264	-
Intangible assets, net	12	6,629,865	-
Right-of-use assets	13	147,080	225,672
Rental deposit	15	-	45,463
Plant and equipment	14	-	-
Total non-current assets		44,375,209	271,135
Trade receivables, net	15	2,037,154	1,394,545
Contract assets	15	154,084	750
Other receivables, deposit and prepayment	15	1,183,733	1,066,191
Advance to Resulticks Global Companies Pte. Ltd, net	15	6,322,258	-
Tax recoverable		27,185	-
Restricted bank balance		383,400	399,400
Cash and cash equivalents		4,865,964	3,111,141
Total current assets		14,973,778	5,972,027
LIABILITIES
Trade payables	16	(3,497,580)	(200,660)
Other payables and accruals	16	(2,693,575)	(706,874)
Deferred revenues	17	(2,370,026)	(505,424)
Due to a related company	18	-	(34,579)
Lease liabilities, current	19	(156,195)	(126,808)
Total current liabilities		(8,717,376)	(1,574,345)
Deferred tax liabilities	9	(1,762,077)	-
Warrant liabilities	20	(28,553,000)	-
Lease liabilities, net of current portion	19	-	(110,867)
Total non-current liabilities		(30,315,077)	(110,867)
Net current assets		6,256,402	4,397,682
Net assets		20,316,534	4,557,950
EQUITY
Share Capital	21	11,641	1,150
Share Premium	21	125,397,820	25,689,436
Capital reserve	21, 22	9,140,759	5,126,150
Warrant reserve	21, 22	27,897,200	79,263,200
Exchange reserve	22	54,154	(1,651)
Share option reserve	22	5,466,798	1,076,345
Accumulated losses	22	(147,651,838)	(106,596,680)
Total equity		20,316,534	4,557,950

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

DIGINEX LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

For the years ended March 31, 2024, 2025 and 2026

	Share Capital		Share	Capital	Warrant	Exchange	Share option	Accumulated
	Shares	Amount	premium	reserve	reserve	reserve	reserve	losses	Total
		USD	USD	USD	USD	USD	USD	USD	USD
Balance at 1 April 2023 – pre-recapitalization	11,582	3,725,301	-	-	-	6,003	1,084,270	(24,299,414)	(19,483,840)
Loss for the year	-	-	-	-	-	-	-	(4,871,387)	(4,871,387)
Exchange loss on translation of foreign operations	-	-	-	-	-	(7,684)	-	-	(7,684)
Total comprehensive loss for the year	-	-	-	-	-	(7,684)	-	(4,871,387)	(4,879,071)
Exercise of share option awards	44	27,368	-	-	-	-	(27,368)	-	-
Share option awards	-	-	-	-	-	-	1,352,787	-	1,352,787
Balance at March 31, 2024 – pre-capitalization	11,626	3,752,669	-	-	-	(1,681)	2,409,689	(29,170,801)	(23,010,124)
Recapitalization of DSL	4,755,034	(3,752,192)	-	3,752,192	-	-	-	-	-
Sub-total	4,766,660	477	-	3,752,192	-	(1,681)	2,409,689	(29,170,801)	(23,010,124)
Founding share of the Company	1	-	-	-	-	-	-	-	-
Sub-total	4,766,661	477	-	3,752,192	-	(1,681)	2,409,689	(29,170,801)	(23,010,124)
Share Subdivision	4,766,661	-	-	-	-	-	-	-	-
Balance at March 31, 2024 – recapitalized and Share Consolidation	9,533,322	477	-	3,752,192	-	(1,681)	2,409,689	(29,170,801)	(23,010,124)

Balance at 1 April 2024 - pre-recapitalization	11,626	3,752,669	-	-	-	(1,681)	2,409,689	(29,170,801)	(23,010,124)
Exercise of share option awards (pre-recapitalization)	44	27,368	-	-	-	-	(27,368)	-	-
Capital Raise (as defined in note 1.2)	5,086	1,346,800	-	-	6,653,200	-	-	-	8,000,000
Pre-recapitalized balance	16,756	5,126,837	-	-	6,653,200	(1,681)	2,382,321	(29,170,801)	(15,010,124)
Recapitalization of DSL	6,853,204	(5,126,150)	-	5,126,150	-	-	-	-	-
Sub-total	6,869,960	687	-	5,126,150	6,653,200	(1,681)	2,382,321	(29,170,801)	(15,010,124)
Founding share of the Company	1	-	-	-	-	-	-	-	-
Sub-total	6,869,961	687	-	5,126,150	6,653,200	(1,681)	2,382,321	(29,170,801)	(15,010,124)
Share Subdivision	6,869,961	-	-	-	-	-	-	-	-
Recapitalized balance	13,739,922	687	-	5,126,150	6,653,200	(1,681)	2,382,321	(29,170,801)	(15,010,124)
Loss for the year	-	-	-	-	-	-	-	(5,212,879)	(5,212,879)
Exchange gain on translation of foreign operations	-	-	-	-	-	30	-	-	30
Total comprehensive loss for the year	-	-	-	-	-	30	-	(5,212,879)	(5,212,849)
Exercise of share option awards (post-recapitalization)	1,003,680	50	1,768,661	-	-	-	(1,768,661)	-	50
Forfeiture of share option	-	-	-	-	-	-	(397,000)	397,000	-
Share option awards	-	-	-	-	-	-	859,685	-	859,685
Conversion of Preferred Shares	2,583,820	129	5,610,871	-	-	-	-	-	5,611,000
Conversion of convertible loan notes	2,347,134	117	6,133,664	-	-	-	-	-	6,133,781
Capitalization of loan from immediate holding company	731,707	37	2,999,963	-	-	-	-	-	3,000,000
Initial public offering and exercise of overallotment options	2,587,500	130	9,176,277	-	-	-	-	-	9,176,407
Issuance of IPO Warrants (as defined in note 1.2)	-	-	-		72,610,000	-	-	(72,610,000)	-
Balance at March 31, 2025	22,993,763	1,150	25,689,436	5,126,150	79,263,200	(1,651)	1,076,345	(106,596,680)	4,557,950
Balance at March 31, 2025 – post-Share Consolidation	22,993,763	1,150	25,689,436	5,126,150	79,263,200	(1,651)	1,076,345	(106,596,680)	4,557,950

	Share Capital		Share	Capital	Warrant	Exchange	Share option	Accumulated
	Shares	Amount	premium	reserve	reserve	reserve	reserve	losses	Total
		USD	USD	USD	USD	USD	USD	USD	USD
Balance at 1 April 2025	22,993,763	1,150	25,689,436	5,126,150	79,263,200	(1,651)	1,076,345	(106,596,680)	4,557,950
Exercise of IPO Warrants (Tranche 1)	2,250,000	113	28,919,387	-	(17,377,000)	-	-	-	11,542,500
Sub-total	25,243,763	1,263	54,608,823	5,126,150	61,886,200	(1,651)	1,076,345	(106,596,680)	16,100,450
Stock Bonus (as defined in note 1.1) (7-to-1 bonus ratio)	176,706,341	8,835	-	-	-		-	(8,835)	-
Post-Stock Bonus balance	201,950,104	10,098	54,608,823	5,126,150	61,886,200	(1,651)	1,076,345	(106,605,515)	16,100,450
Loss for the year	-	-	-	-	-	-	-	(31,146,283)	(31,146,283)
Exchange gain on translation of foreign operations	-	-	-	-	-	55,805	-	-	55,805
Total comprehensive loss for the year	-	-	-	-	-	55,805	-	(31,146,283)	(31,090,478)
Acquisition of Matter DK ApS	1,055,272	53	17,380,278	3,067,109	-	-	-	-	20,447,440
Acquisition of The Remedy Project Limited	1,250,000	62	4,737,437	947,500	-	-	-	-	5,684,999
Acquisition of planA.earth GmbH	6,720,317	336	17,338,082	-	-	-	-	-	17,338,418
Exercise of IPO Warrants (Tranche 2)	18,000,000	900	29,107,600	-	(15,271,000)	-	-	-	13,837,500
Lapse of IPO Warrants (Tranche 3)	-	-	-	-	(13,264,000)	-	-	13,264,000	-
Modification of Founder Warrants and IPO Warrants	-	-	-	-	23,099,000	-	-	(23,099,000)	-
Reclassification of Founder Warrants	-	-	-	-	(28,553,000)	-	-	-	(28,553,000)
Share-based payment transactions (non-employee-related) (Note (6i)	62,074	3	1,022,355	-	-	-	-	-	1,022,358
Share-based payment transactions (employee-related)	483,592	24	290,131	-	-	-	5,303,567	(65,040)	5,528,682
Exercise of share option awards	3,286,168	165	913,114	-	-	-	(913,114)		165
Balance at March 31, 2026	232,807,527	11,641	125,397,820	9,140,759	27,897,200	54,154	5,466,798	(147,651,838)	20,316,534
Balance at March 31, 2026 – Post-Share Consolidation	29,130,130	11,641	125,397,820	9,140,759	27,897,200	54,154	5,466,798	(147,651,838)	20,316,534

The above consolidated statements of changes in equity (deficit) should be read in conjunction with the accompanying notes.

DIGINEX LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended March 31, 2024, 2025 and 2026

	Year ended	Year ended	Year ended
	March 31, 2026	March 31, 2025	March 31, 2024
	USD	USD	USD
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before taxation	(31,185,275)	(5,212,879)	(4,862,470)
Adjustments for:
Amortization	594,784	125,575	99,580
Finance costs	19,751	410,167	552,651
Impairment losses recognized in respect of goodwill	6,950,440	-	-
Impairment losses (reversed) recognized in respect of trade and other receivables	1,211,627	(2,844)	(400)
Other interest income	(601,370)	-	-
Non-cash professional fees	1,022,359	-	-
Share-based payments expenses	5,627,821	859,685	1,352,835
Bad debt written off	-	12,064	21,522
Depreciation - property, plant and equipment	-	-	3,696
Write-off of due from related company	-	-	81,347
Share-based payments expenses on anti-dilution issuance of preferred shares	-	369,648	-
IPO expenses charged to P&L	-	1,659,081	-
Net fair value loss of convertible loan notes	-	639,000	374,000
Net fair value (loss) gain of preferred shares	-	(4,117,648)	(4,101,000)
Operating cash flows before movements in working capital	(16,359,863)	(5,258,151)	(6,478,239)
Movements in working capital
Trade receivables	(980,066)	(1,221,431)	86,332
Other receivables, deposit and prepayment	398,311	(955,348)	(210,936)
Contract assets	(55,662)	68,604	(42,365)
Due from a related company	-	-	(39,815)
Restricted bank balances	16,000	-	-
Trade and other payables	2,648,599	(478,610)	841,155
Deferred revenue	302,065	182,598	(12,840)
Cash generated used in operations	(14,030,616)	(7,662,338)	(5,856,708)
Income tax paid	(74,461)	(8,917)	-
Net cash used in operating activities	(14,105,077)	(7,671,255)	(5,856,708)
CASH FLOWS FROM INVESTING ACTIVITIES
Advances to Resulticks Global Companies Pte. Ltd	(8,000,000)	-	-
Repayment from Resulticks Global Companies Pte. Ltd	2,000,000	-	-
Net cash outflows on acquisitions	(2,509,791)	-	-
Loans to Matter DK ApS prior acquisition	(768,620)	-	-
Payment to rental deposit	-	(10,032)	-
Cash used in investing activities	(9,278,411)	(10,032)	-
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of IPO Warrants	25,380,000	-	-
Issue of shares under global offerings	-	10,608,750	-
Payment of transaction costs of issue of new shares	-	(2,948,791)	-
Loans from immediate holding company	-	3,410,461	564,483
Advances from immediate holding company	-	713,719	5,345,423
Proceeds from the exercise of ESOP at $0,00005 per share	165	50	-
Proceeds from issuance of convertible loan notes	-	-	100,000
Interest paid	(7,617)	-	-
Repayment of due to related company	(34,579)	-	-
Repayment of lease liabilities	(199,658)	(138,962)	(109,754)
Placement of restricted bank balance	-	(399,400)	-
Repayment of loan from immediate holding company	-	(530,019)	(1,150,000)
Net cash generated from financing activities	25,138,311	10,715,808	4,750,152
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,754,823	3,034,521	(1,106,556)
Cash and cash equivalents at the beginning of the year	3,111,141	76,620	1,183,176
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	4,865,964	3,111,141	76,620

Except as disclosed below, there were no other material non-cash investing and financing activities during the year end March 31, 2024, 2025 and 2026:

For the year ended March 31, 2026

●

The Group entered into new lease agreements for the use of office space in the UK that expires on September 1, 2026. On the lease commencement, the Group recognized right-of-use assets and lease liabilities of $87,768 and $87,768, respectively.

●

On January 23, 2026, tranche 3 of IPO Warrants expired unexercised upon reaching their maturity date. As these warrants were originally classified as equity instruments, the associated balance within the warrant reserve has been reclassified to accumulated losses.

●

On March 20, 2026, the Company extended the maturity dates of the outstanding Founder and IPO Warrants (i.e. tranches 4, 5 and 6) by two years and Founder Warrants were modified. No other terms, including exercise prices, settlement mechanisms, or the number of issuable shares of IPO Warrants, were altered. See Note 20 for Founder Warrants.

●

During the year ended March 31, 2026, ordinary shares of the Company issued or to be issued as consideration for the acquisitions of Matter, TRP and planA were recorded within share capital, share premium and capital reserve based on respective acquisition-date fair values. For details, please refer to note 27.

For the year ended March 31, 2025

●

On May 27, 2024, Diginex Solutions (HK) Limited (“DSL”) and its subsidiaries (collectively, “DSL Group”) completed an $8 million capital raise with the Rhino Ventures (the “Capital Raise”), which was settled by offsetting $6,059,142 of amount due to Rhino Ventures and converting $1,940,858 of loans from Rhino Ventures. Founder Warrants were also issued along with ordinary shares on the completion of the capital raise. Details of the Founder Warrants are set out in note 22.2 to these consolidated financial statements. The Capital Raise triggered an anti-dilution clause in the Articles of Association of DSL and resulted in 151 Series A Preferred Shares of DSL being issued to Series A Preferred Shareholder with $Nil consideration.

●

In July 2024, $1,000,000 loan due from DSL to a related company, Diginex (Holdings) Limited, a company controlled by Rhino Ventures Limited, was converted into convertible loan notes with aggregate principal amount of $1,000,000, of which Rhino Ventures Limited holds $517,535 of the principal amount and Working Capital Innovation Fund II L.P. holds $482,465 of the principal amount.

●

On December 20, 2024, the Company declared the registration Form F1 effective. This resulted in outstanding preferred shares converting into 2,583,820 ordinary shares on a 1:1 basis. All the outstanding convertible loan notes with an aggregate face value of $4,350,000 and accrued interest of $751,781, totalling $5,101,781, also converted into ordinary shares at a conversion price of $2.17 resulting in the issuance of 2,347,134 ordinary shares.

●

On January 21, 2025, pursuant to a triparty loan agreement was entered into between the Company, DSL and Rhino Ventures dated September 30, 2024, the outstanding principal and accrued interest amounted to $3,530,019, of which $3,000,000 of loan from Rhino Ventures was capitalized through the issuance of 731,707 ordinary shares of the Company and $530,019 was settled in cash.

●	On January 23, 2025, the Company issued Rhino Ventures the IPO Warrants in connection with the IPO. Details of the IPO Warrants are set out in note 22.2 to these consolidated financial statements.

For the year ended March 31, 2024

●	During the year ended March 31, 2024, the Group entered into a new lease agreement for the use of office space that expires on 1 July 2027. On the lease commencement, the Group recognized right-of-use assets and lease liabilities of $482,619 and $482,619, respectively. The deposit for the lease of $34,579 was paid by a related company and was included in the due to a related company. An additional deposit payment was made in February 2024 of $852 by the Company to take the total deposit to $35,431. The quarterly rent was adjusted and increased to 32,091 Euros ($34,905) from February 2024 with a corresponding lease modification adjustment of $25,837 recognized.

●	In October 2023, the Company issued 44 shares (36,080 shares after the Recapitalization and Share Subdivision) to an employee via the exercising of vested employee share options.

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

DIGINEX LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended March 31, 2026

1 COMPANY ORGANIZATION AND PRINCIPAL ACTIVITIES

Diginex Limited (the “Company”) was incorporated on January 26, 2024 as an exempted company in the Cayman Islands with limited liability with its registered office at the office of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9099, Cayman Islands and principal place of business at 25 Wilton Road, Victoria, London, SW1V 1LW, United Kingdom. The Company is a listed company under the symbol “DGNX” since January 2025 and are cross-listed on the Frankfurt Stock Exchange (Open Market) and the Tradegate Exchange under the symbol “I0Q” since February 2025. Since Diginex completed an 8:1 share consolidation on April 28, 2026 (the “Share Consolidation”), there has been technical issues that has resulted in Diginex shares not being quoted on either the Frankfurt Stock Exchange or Tradegate Exchange.

The Company is an investment holding company. Together with its subsidiaries (collectively referred to as the “Group”) The Group is a provider of ESG, sustainability and compliance solutions, with products covering ESG reporting and carbon accounting to supply chain risk, worker voice, human rights due diligence and remediation, and investor intelligence and advisory.

These consolidated financial statements are presented in US dollars (“USD”), which is the same as the functional currency of the Company.

These consolidated financial statements for the years ended March 31, 2024, 2025 and 2026 were authorized for issue by the Board of Directors on August 13, 2026. The Board of Directors has the power to amend the consolidated financial statements after issue.

1.1 Summary of significant transactions

The Group incurred the following transactions that significantly affect the financial position and performance of the Group:

●	On July 22, 2025, Rhino Ventures exercised tranche 1 of the IPO Warrants (as defined in note 18.5), with an exercise price of $5.13 per share, to purchase 2,250,000 ordinary shares of the Company. The total exercise price of US$11,542,500 has been delivered in full to the Company. On October 22, 2025, Rhino Ventures exercised tranche 2 of the IPO Warrants with an exercise price of $6.16 per share to purchase 2,250,000 ordinary shares in the Company (after taking into account the share consolidation in April 28, 2026). The total exercise price of US$13,837,500 has been delivered in full to the Company). On January 23, 2026, tranche 3 of IPO Warrants expired unexercised upon reaching their maturity date. As these warrants were originally classified as equity instruments, the associated balance within the warrant reserve has been reclassified to accumulated losses.

●	On September 8, 2025, the Company completed the distribution of a bonus shares issuance, whereby seven (7) bonus ordinary shares were issued for every one ordinary share held (the “Stock Bonus”).

●	Following the distribution, the Company’s issued and outstanding ordinary shares increased proportionately by issuing 176,706,341 ordinary shares (post Share Consolidation: 22,088,293 ordinary shares). As of September 8, 2025, the Company has 201,950,104 ordinary shares issued and outstanding (post Share Consolidation: 25,243,763 ordinary shares). The securities held by the holders of the Company’s warrants and options outstanding as of September 5, 2025, were adjusted for the Stock Bonus. The Company’s authorized share capital and the par value per ordinary share remained unchanged.

●	On October 3, 2025, the Company acquired Matter DK ApS (“Matter”), a company incorporated in Denmark which is in the business of ESG and sustainability data analytics to aid financial institutions and investors integrate responsible investing practices into their portfolios. For details, see note 27.1.

●	On January 7, 2026, the Company acquired The Remedy Project Limited (“TRP”), a business incorporated in Hong Kong, which is in the business of advising companies and governments on human rights solutions. For details, see note 27.2.

●	On January 13, 2026, the Company acquired planA.earth GmbH (“planA”), a climate technology company which is in the business of providing carbon accounting, decarbonization and ESG reporting solutions for businesses. planA’s parent entity operates in Germany and owns three wholly owned subsidiaries organized in the United Kingdom, France and Bulgaria, respectively. For details, see note 27.3.

●	On March 20, 2026, the Company extended the maturity dates of the outstanding Founder and IPO Warrants (i.e. tranches 4, 5 and 6) by two years and Founder Warrants were modified. No other terms, including exercise prices, settlement mechanisms, or the number of issuable shares of IPO Warrants were altered. For details, see notes 20 and 22.2.

1.2 Group reorganization

The Company was incorporated on January 26, 2024. On July 15, 2024, the Company completed a transaction pursuant to a share exchange agreement, whereby the then existing shareholders (the “Original Shareholders”) of Diginex Solutions (HK) Limited (“DSL”) transferred all of their shares in DSL to the Company, in consideration for the Company’s issuance of substantially the same securities to the Original Shareholders in exchange for the securities of DSL held by them (the “Share Exchange”). Prior to the Share Exchange, there were 16,756 ordinary shares of DSL issued and outstanding, 3,151 series A preferred shares of DSL issued and outstanding and 10,172 warrants of DSL (“DSL Private Warrants) issued and outstanding. In the Exchange, each of the securities of DSL were exchanged for substantially the same securities of the Company at an exchange ratio of one (1) ordinary share of DSL for four hundred and ten (410) Ordinary Shares of the Company (“Ordinary Shares”), one (1) series A preferred share of DSL for four hundred and ten (410) Preferred Shares of the Company (“Preferred Shares”) and one (1) DSL Private Warrant for four hundred and ten (410) warrants of the Company (“Private Warrants”). Within these consolidated financial statements, the terms “Series A Preferred Shares” and “Preferred Shares” are used interchangeably.

In connection with the Exchange, the Company and security holders of DSL consummated the following transactions (the “Ancillary Transactions”):

(i)	the Company issued $4,350,000 new Convertible Loan Notes (the “Notes”) to certain Original Shareholders in consideration for the cancellation of the then existing convertible loan notes issued by DSL and held by such Original Shareholders. The Notes automatically converted into Ordinary Shares upon the effectiveness of the Company’s registration statement on December 20, 2024;
(ii)	the Company granted certain Share Option Awards (the “Awards”) under the Diginex Limited 2024 Omnibus Incentive Plan to the holders of the unexercised share options granted by DSL (the “Original DSL Awards”), in consideration for the cancellation of the Original DSL Awards held by such holders. There was no automatic vesting of any unvested Awards upon completion of an initial public offering, the board of directors, at their discretion, do have the ability to accelerate vesting at any point; and
(iii)	the Company granted certain Private Warrants to purchase Ordinary Shares of the Company to the holders of the then existing DSL Private Warrants to purchase ordinary shares of DSL, in consideration for the cancellation of the DSL Private Warrants held by such holders.

Accordingly, upon consummation of the Share Exchange and the Ancillary Transactions (collectively the “Recapitalization”), DSL became a wholly owned subsidiary of the Company, and the Original Shareholders became shareholders of the Company. The remaining DSL security holders became security holders of the Company, in that they held the Company’s Notes, Awards and Private Warrants.

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

Upon completion of the Recapitalization, the Company became the holding company of the companies comprising the Group, where both the Company and DSL operated under the common control of Rhino Ventures. The Group comprising of the Company and its subsidiaries resulting from the Recapitalization is regarded as a continuing entity, accordingly, the consolidated financial performance for each of the year ended March 31, 2024 and 2025 have been prepared as if the Company had always been the holding company of the Group with the reserves being retrospectively adjusted to reflect the Recapitalization.

2 BASIS OF PREPARATION

These consolidated financial statements for the years ended March 31, 2024, 2025 and 2026 have been prepared in accordance with the International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”).

2.1 Going concern basis of accounting

The directors of the Company have, at the time of approving the consolidated financial statements, a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Thus they continue to adopt the going concern basis of accounting in preparing the consolidated financial statements. This conclusion was arrived at after undertaking a comprehensive going concern assessment, which included:

●	Reviewing the Group’s current assets, current liabilities and overall liquidity profile;
●	Analyzing the projected 12-month cash needs and operational cash flows from the date of these financial statements, which account for anticipated operating expenses, working capital requirements, and ongoing business commitments; and
●	Factoring in the successful subscription of the $20 million capital raise in July 2026, which significantly strengthens the Group’s financial position, provides immediate liquidity relief, and ensures sufficient headroom to meet all obligations as they fall due over the forecast period.

Based on these factors, the directors of the Company are satisfied that the Group has adequate financial resources to support its operations for the foreseeable future and that the adoption of the going concern basis remains appropriate.

2.2 Application of new and amendments to IFRSs

For the purpose of preparing the consolidated financial statements for the year ended March 31, 2026, the Group has consistently applied the accounting policies which conform with IFRSs, which includes IFRSs, International Accounting Standards (“IAS”) and Interpretations (“IFRIC – Int”) issued by the IASB that are effective for the accounting period beginning on April 1, 2025, throughout the years.

In the current year, the Group has applied the following amendments to IFRSs issued by the IASB for the first time, which are mandatorily effective for the Group’s financial annual periods beginning on or after April 1, 2025 for the preparation of the consolidated financial statements:

●	Amendments to IAS 21 “Lack of Exchangeability”

The application of the amendments to IFRSs in the current year has had no material impact on the Group’s financial positions and performance for the current and prior years and/or on the disclosures set out in these consolidated financial statements.

2.3 New and amendments to IFRSs in issued but not yet effective

The Group has not early applied the following new and amendments to IFRSs that have been issued but are not yet effective:

●	IFRS 18 “Presentation and Disclosures in Financial Statements” (effective for annual periods beginning on or after January 1, 2027)
●	IFRS 19 “Subsidiaries without Public Accountability: Disclosures” (effective for fiscal periods beginning on or after January 1, 2027)
●	Amendments to IAS 21 “Translation to a Hyperinflationary Presentation Currency” (effective for fiscal periods beginning on or after January 1, 2027)
●	Amendments IFRS 9 and IFRS 7 “Amendments to classification and measurement of financial instruments” (effective for fiscal periods beginning on or after January 1, 2026)
●	Amendments to IFRS Accounting Standards “Annual Improvements to IFRS Accounting Standards — Volume 11” (effective for fiscal periods beginning on or after January 1, 2026)
●	Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture” (effective for fiscal periods beginning on or after a date to be determined)
●	Amendments to IFRS 9 and IFRS 7 “Contracts Referencing Nature-dependent Electricity” (effective for fiscal periods beginning on or after January 1, 2026)

Management anticipates that the application of all the new and amendments to IFRSs will have no material impact on the Group’s consolidated financial statements in the future.

3 SIGNIFICANT ACCOUNTING POLICY

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

Significant accounting policies adopted by the Group are disclosed below.

Basis of consolidation

The consolidated financial statements incorporate the consolidated financial statements of DSL Group and the financial statements of the Company. The consolidated financial statements of DSL Group have been combined with those of the Company from the date of incorporation, i.e. January 26, 2024.

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

With respect to the Recapitalization, DSL is the operating company while the Company is considered as shell company.

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

Determining the deemed consideration transferred:

The deemed consideration transferred for the deemed reverse acquisition of the Company is the fair value of the shares which DSL would have had to issue in establishing the same post transaction control structure but as if it were the legal acquirer. Given there is no change to the control structure after the Recapitalization, the deemed consideration is determined as $Nil.

Fair value of assets and liabilities acquired in a deemed reverse acquisition:

Identifiable assets acquired and liabilities assumed in a deemed reversed acquisition are, with limited exceptions, measured initially at their fair values at the acquisition date. For the Recapitalization, the net assets acquired from the Company are solely current account with DSL, and its carrying value approximates fair value and is considered insignificant.

Calculate the Recapitalization expense:

The excess of the deemed consideration transferred over the fair value of the net identifiable assets acquired from the Company is considered insignificant to be recognized as an expense under IFRS 2 in the Group’s consolidated statement of profit or loss.

Presentation of the consolidated financial statements post deemed reverse acquisition:

Under the Recapitalization, the Company being the accounting acquiree (legal acquirer), becomes the ultimate parent holding company of the Group, however, the consolidated financial statement represents a continuation of DSL, the accounting acquirer (legal acquiree) with the exception of the legal capital structure.

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

The consolidated statement of profit or loss and other comprehensive loss includes the results of each of the combining entities from the earliest date presented or since the date when the combining businesses first came under the control of the substantial shareholder, where this is a shorter period, i.e. the date of incorporation of the Company on January 26, 2024.

Shareholders’ equity of DSL prior to the Recapitalization is retrospectively adjusted as a recapitalization for the equivalent number of shares received and on a pro rata basis, together with the impact of the Share Subdivision for prior reporting periods. Accumulated losses and relevant reserves of the DSL are carried forward after the Recapitalization. Any difference to shareholders equity of DSL arising from the recapitalization of share capital and equity instruments issued is recorded in equity under the capital reserve.

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

Business Combinations

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are generally recognized in profit or loss as incurred.

Except for certain recognition exemptions, the identifiable assets acquired and liabilities assumed must meet the definitions of an asset and a liability in the Conceptual Framework for Financial Reporting issued in September 2010 as revised in 2018.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value, except that deferred tax liabilities are recognized and measured in accordance with IAS 12 Income Taxes.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non- controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net amount of the identifiable assets acquired and the liabilities assumed as at acquisition date. If, after re-assessment, the net amount of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

When the consideration transferred by the Group in a business combination includes a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively. Measurement period adjustments are adjustments that arise from additional information obtained during the “measurement period” (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for the contingent consideration that does not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured to fair value at subsequent reporting dates, with the corresponding gain or loss being recognized in profit or loss.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted retrospectively during the measurement period (see above), and additional or fewer assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

Goodwill

Goodwill arising on the acquisition of a business is carried at cost as established at the date of acquisition of the business (see the accounting policy above on business combinations) less accumulated impairment losses, if any.

For the purposes of impairment testing, goodwill is allocated to each of the Group’s cash-generating units (or group of cash-generating units) that is expected to benefit from the synergies of the combination, which represent the lowest level at which the goodwill is monitored for internal management purposes and not larger than an operating segment.

A cash-generating unit (or group of cash-generating units) to which goodwill has been allocated is tested for impairment annually or more frequently when there is indication that the unit may be impaired. For goodwill arising on an acquisition in a reporting period, the cash-generating unit (or group of cash-generating units) to which goodwill has been allocated is tested for impairment before the end of that reporting period. If the recoverable amount is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill and then to the other assets on a pro-rata basis based on the carrying amount of each asset in the unit (or group of cash-generating units).

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

Performance obligations for contracts with customers

Software solutions:	Revenue in this segment primarily comprises continuous right-to-access subscriptions to the Group’s software platforms and the sale of non-exclusive rights to use white-label versions of the Group’s software.

Platform subscription agreements constitute a single performance obligation to provide continuous access to hosted applications over the contract term. Revenue is recognized over time on a straight-line basis across the subscription term as the customer simultaneously receives and consumes the benefits of the service. Payments are fixed and invoiced upfront annually or charged monthly.

The sale of a non-exclusive right to use a white-label version of the Group’s software constitutes a distinct performance obligation, with revenue recognized at a point in time upon the delivery of the right to use the Group’s dedicated platform. Payments are fixed and billed upfront or periodically.

Advisory:	Where advisory engagements are structured around specific deliverables, customized IT solutions, or project milestones, each deliverable or milestone represents a distinct performance obligation. Revenue is recognized at a point in time upon formal delivery and client sign-off or written acceptance of the completed deliverable. Consideration is fixed per contract terms and billed upfront, periodically, or upon milestone achievement.

Data:	Data service revenue is generated through subscriptions to the Group’s ESG data solutions or the Matter Analytics Platform. Data and platform subscriptions form a single performance obligation to provide a continuous right to access. Revenue is recognized over time on a straight-line basis over the subscription period as access is maintained. Payments are fixed and billed upfront or periodically.

Government grants

Government grants are not recognized until there is reasonable assurance that the Group will comply with the conditions attaching to them and that the grants will be received.

Government grants related to income that are receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Group with no future related costs are recognized in profit or loss in the period in which they become receivable. Government grants relating to compensation of expenses are deducted from the related expenses, other government grants are presented under “other income, gains or (losses)”.

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

During each of the years ended March 31 2024, 2025 and 2026, no research and development expenditure is recognized as an internally generated intangible asset.

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

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group’s operations are translated into the presentation currency of the Group (i.e. USD) using exchange rates prevailing at the end of each reporting period. Income and expenses items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the date of transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity under the heading of exchange reserve (attributed to non-controlling interests as appropriate).

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

Share-based payments

Equity-settled share-based payment transactions

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date.

The fair value of the equity-settled share-based payments determined at the grant date without taking into consideration all non-market vesting conditions is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of equity instruments that will eventually vest, with a corresponding increase in equity (share option reserve). At the end of each reporting period, the Group revises its estimate of the number of equity instruments expected to vest based on assessment of all relevant non-market vesting conditions. The impact of the revision of the original estimates, if any, is recognized in the consolidated statement of profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the share option reserve. For share or share options that vest immediately at the date of grant, the fair value of the share or share options granted is expensed immediately to the consolidated statement of profit or loss.

When share options are exercised, the amount previously recognized in share option reserve will be transferred to share capital/ share premium. When shares granted are vested, the amount previously recognised in share option reserve will be transferred to share capital/share premium.

When the shares or share options are forfeited after the vesting date or are still not exercised at the expiry date, the amount previously recognized in share option reserve will be transferred to accumulated losses.

Cash-settled share-based payment transactions

For cash-settled share-based payments, a liability is recognised for the goods or services acquired, measured initially at the fair value of the liability. The fair value of the cash-settled share-based payments is determined without taking into consideration all non-market vesting conditions.

At the end of each reporting period until the liability is settled, and at the date of settlement, the liability is remeasured to fair value. For cash-settled share-based payments that are already vested, any changes in fair value are recognised in profit or loss for the year. For cash-settled share-based payments which are still subject to non-market vesting conditions, the effects of vesting and non-vesting conditions are accounted on the same basis as equity-settled share-based payments.

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

Intangible assets acquired in a business combination

Intangible assets acquired in a business combination are recognized separately from goodwill and are initially recognized at their fair value at the acquisition date (which is regarded as their cost).

Subsequent to initial recognition, intangible assets acquired in a business combination with finite useful lives are reported at costs less accumulated amortization and any accumulated impairment losses, on the same basis as intangible assets that are acquired separately. Intangible assets acquired in a business combination with indefinite useful lives are carried at cost less any subsequent accumulated impairment losses.

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

Impairment of property, plant and equipment, right-of-use assets and intangible assets other than goodwill

At each reporting date, the Group reviews the carrying amounts of its property, plant and equipment, right-of-use assets, intangible assets with finite useful lives to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the relevant asset is estimated in order to determine the extent of the impairment loss (if any).

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

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset (or a cash-generating unit) for which the estimates of future cash flows have not been adjusted.

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

Cash and cash equivalents

Cash and cash equivalents mainly comprised of cash at different banks. The Company considers all short-term investments with an original maturity of three months or less when purchased as cash and cash equivalents. As of March 31, 2026 and 2025, the Group did not have such short term investments.

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

Transaction costs directly attributable to the issuance of equity instruments are accounted for as a deduction from share premium. Other offering-related costs are expensed in the consolidated statement of profit or loss and other comprehensive loss.

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

Redeemable preferred shares/ convertible loan notes/ warrant liabilities

At the date of issue, redeemable preferred shares, convertible loan notes and warrant liabilities are designated as at FVTPL with both the debt component and derivative components recognized at fair value. In subsequent period, changes in fair value are recognized in profit or loss as fair value gain or loss except for changes in the fair value that is attributable to changes in the credit risk (excluding changes in fair value of the derivatives component) is recognized in other comprehensive income, unless the recognition of the effects of changes in the credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to the credit risk that are recognized in other comprehensive income are not subsequently reclassified to profit or loss, they are transferred to retained profits upon derecognition.

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

DSL Founder Warrants, Founder Warrants and IPO Warrants

In the process of classifying DSL Founder Warrants, Founder Warrants and IPO Warrants, management has made various judgments. Judgment is needed to determine whether the instrument on initial recognition is classified as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument. In making its judgment, management considered the detailed criteria and related guidance for the classification of financial instruments as set out in IAS 32.

DSL Founder Warrants, Founder Warrants (prior the modification in March 2026) and IPO Warrants are classified as an equity instrument on the basis that the instruments do not include contractual obligation to deliver cash to the warrant holder, and the instruments meet the fixed-for-fixed condition by preserving the relative economic interests of the warrant holder and the Company’s shareholders.

Subsequent to the modification in March 2026, Founder Warrants are classified as financial liabilities on the basis that the fixed-for-fixed condition is no longer met. Accordingly, Founder Warrants are reclassified from warrant reserve to warrant liabilities at the fair value on the modification date.

Identification of Acquired Intangible Assets in Business Combinations

During the current year, the Group completed three business acquisitions of Matter, planA, and TRP. In applying the acquisition method under IFRS 3, management is required to make significant judgements to determine whether identifiable assets and liabilities exist that must be recognized separately from goodwill. Specifically, management exercised professional judgement in assessing the legal, contractual, and economic characteristics of the acquired technology, brand name, and customer relationship to determine their eligibility for separation from the residual goodwill balance.

Segmental reporting

The Group previously monitored and reported its operational performance as a single operating and reportable segment. However, following the completion of three business combinations during the financial year ended 31 March 2026, the Group restructured its internal reporting mechanisms. The Chief Operating Decision Maker (“CODM”) now views, manages, and allocates resources across three distinct reportable segments, via aggregation of certain operating segments, based on the core delivery models and commercial profiles of the expanded business:

Software Solutions	Comprising the Group’s core sustainability platforms, corporate carbon accounting programs, and specialized decarbonization software engines designed for automated enterprise environmental compliance. These aggregated platform operations deliver automated, cloud-hosted SaaS compliance software to enterprise clients and share similar recurring revenue models.
Data	Focused on commercial Environmental, Social, and Governance index analytics, comprehensive multi-tier market data registries, and automated third-party transaction tracking datasets.
Advisory	Providing professional sustainability consulting services, supply chain human rights risk mappings, worker-voice program integrations, and actionable legal and regulatory operational remediation frameworks. These aggregated services characterized by milestone-driven engagements, bespoke corporate deliverables, and professional service cost structures

Since total assets and liabilities for each reportable segments are not regularly provided to the CODM, segment assets or segment liabilities are not disclosed accordingly.

Prior-period comparative segment disclosures have been restated to conform to the newly adopted three-segment reporting structure in accordance with IFRS 8 Operating Segments.

Estimation uncertainties

The key assumptions concerning the future, and other key sources of estimation uncertainty at the reporting date, that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below:

Fair value measurement of Founder Warrants and IPO Warrants

At modification date, Founder Warrants and IPO Warrants are measured at fair value with fair value being determined based on significant unobservable inputs using valuation techniques. Judgement and estimation are required in establishing the relevant valuation techniques and the relevant inputs thereof. Changes in assumptions relating to these factors could result in material adjustments to the fair value of these instruments.

Provisional Valuation of Business Combinations, Contingent Arrangements, and Intangible Assets

The identifiable assets, liabilities, contingent considerations, and purchase considerations for the acquisitions of Matter, planA, and TRP have been determined on a provisional basis as at March 31, 2026. The initial accounting remains incomplete for acquired intangible assets, consequently, the provisional values recognized for these net assets, contingent arrangements, and the resulting goodwill are subject to refinement during their respective 12-month measurement periods from the acquisition dates. Adjustments to these provisional allocations, if any, could materially impact the carrying amounts of assets, liabilities, and goodwill in the next financial period.

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

Share-based payment expenses – share/share units/share options awards

The fair value of the share/share units/share option awards granted that is determined at the date of grant of the respective share options is expensed over the vesting period, if any, with a corresponding adjustment to the Group’s share option reserve. In assessing the fair value of the share/share units/share option award, Judgement and estimation are required in establishing the relevant valuation techniques and the relevant inputs thereof. Changes in these assumptions can significantly affect the estimate of the fair value of the share/share units/share option awards.

5 REVENUE

(i) Disaggregation of revenue from contracts with customers

An analysis of the Group’s revenue for the reporting periods are as follows:

	Year ended	Year ended	Year ended
	March 31, 2026	March 31, 2025	March 31, 2024
	USD	USD	USD
Type of services:
Subscription revenue	2,737,883	1,303,613	444,210
Advisory service revenue	308,490	736,989	855,328
Data service revenue	569,375	-	-
	3,615,748	2,040,602	1,299,538
By geographical regions:
Asia-Pacific	1,995,591	1,244,186	386,777
Europe	1,240,456	274,615	279,072
North America	340,349	345,685	520,658
Middle East and Africa	39,352	176,116	113,031
	3,615,748	2,040,602	1,299,538
Timing of recognition:
At a point-in-time	1,932,490	1,636,989	855,328
Over time	1,683,258	403,613	444,210
	3,615,748	2,040,602	1,299,538

All service provided by the Group are for periods of one year or less. As permitted under IFRS 15, the transaction price allocated to the remaining performance obligations is not disclosed.

(2) Information by segment

	For the year ended March 31, 2026
	Software solutions	Advisory	Data	Total
	USD	USD	USD	USD
Revenue	2,737,883	308,490	569,375	3,615,748
Cost of revenue	(342,781)	(103,565)	(421,858)	(868,204)
Gross profit	2,395,102	204,925	147,517	2,747,544

	For the year ended March 31, 2025
	Software solutions	Advisory	Data	Total
	USD	USD	USD	USD
Revenue	1,303,613	736,989	-	2,040,602
Cost of revenue	(281,863)	(45,300)	-	(327,163)
Gross profit	1,021,750	691,689	-	1,713,439

	For the year ended March 31, 2024
	Software solutions	Advisory	Data	Total
	USD	USD	USD	USD
Revenue	444,210	855,328	-	1,299,538
Cost of revenue	(288,514)	(55,282)	-	(343,796)
Gross profit	155,696	800,046	-	955,742

6 GENERAL AND ADMINISTRATIVE EXPENSES

		Year ended	Year ended	Year ended
	Notes	March 31, 2026	March 31, 2025	March 31, 2024
		USD	USD	USD
Employees’ benefits	(a)	13,285,361	4,817,469	5,043,962
M&A cost	(b)	3,740,821	-	-
Professional fees	(c)	2,937,976	2,093,658	531,245
IT development and maintenance support	(d)	2,391,584	1,452,730	2,121,539
Impairment losses recognized in respect of trade and other receivables	(e)	1,211,627	9,220	21,122
Audit fee	(f)	1,087,013	390,349	594,224
Travelling expenses	(g)	837,832	377,922	514,106
Investor relations	(h)	488,660	114,626	-
Amortization and depreciation		594,784	125,575	103,276
Share-based payments expenses (non-employee related)	(i)	1,022,358	369,648	-
Others		903,308	593,317	433,871
		28,501,324	10,344,514	9,363,345

	Year ended	Year ended	Year ended
	March 31, 2026	March 31, 2025	March 31, 2024
	USD	USD	USD
Basic salaries, allowances and all benefits-in-kind	7,232,325	3,865,438	3,581,537
Pension costs - defined contribution plans	425,215	92,346	109,590
Share-based payments	5,627,821	859,685	1,352,835
	13,285,361	4,817,469	5,043,962

(a)

Employee benefits mainly comprise salaries, pension cost and share-based payments expenses. The increase in the year ended March 31, 2026 was primarily driven by employee cost associated with the three acquisitions during the year and an increase on the value of share-based payments expenses of $5.6 million, when compared to $0.9 million in the year ended March 31, 2025 and $1.4 million on the year ended March 31, 2024.

At March 31, 2026, the Group had 114 employees and contractors compared 32 employees and contractors at March 31, 2025 and, 29 employees and contractors as of March 31, 2024.

(b)	M&A costs incurred during the year mainly related to legal and due diligence fees related to the three business acquisitions completed. The costs also include fees related to one transaction the Company decided not to pursue after due diligence and fees for the proposed transaction with Resulticks Global Companies Pte. Ltd (“Resulticks”) that is still under discussion. There were no such costs during the years ended March 31, 2025 or 2024.

(c)

The increase in professional fees in the year ended March 31, 2026 can, in part, be attributed to the cost incurred in relation to being a public company following the IPO in January 2025. Upon the successful closing of the IPO, $1.4 million IPO related costs were capitalized against the share premium account with $1.7 million recorded as an expense in the statement of profit or loss during the year ended March 31, 2025.

During the year ended March 31, 2025 Diginex advanced non-refundable fees $0.7 million in relation to memoranda of understanding signed with Nomas Global Investments-LLC-S.P.C. (“Nomas MOU”) and Al Noor Legal Consultants FZE (“Al Noor MOU”) to assist the Company with listing on Abu Dhabi Securities Exchange and raising capital. At March 31, 2025 these amounts were held on the balance sheet as deferred expenses. During the year ended March 31, 2026, Diginex further advanced $0.1 million under Al Noor MOU. Whilst the project is still possible the progress has been slow as the Company stabilizes its M&A activity, as a result Diginex has taken the decision to recognize the total advanced funding of $0.8 million in the P&L for the year ended March 31, 2026.

(d)

IT development and maintenance support costs consist primarily of costs associated with the engagement of third party IT engineers to drive the performance and feature enhancement of the Group’s products. The increase in the year ended March 31, 2026 is primarily due to the acquisitions, whilst cost reduction during the years ended March 31, 2025 and 2024, in part, has been a result of the decision not to focus on customization projects but focus on feature and functionality enhancements to the software solutions.

(e)

Impairment losses recognized in respect of trade and other receivables increased in the year ended March 31, 2026 mainly due to: i) expected credit losses of $0.3 million provided against a loan to Resulticks (included within other receivables); and ii) expected credit losses of $0.7 million provided against a software subscription customer. The remaining increase is primarily driven by the three corporate acquisitions completed during the year and a general increase in the gross trade and other receivables balance.

(f)	The increase in audit fees during the year ended March 2026 was driven by an increase in the Group audit fee which was driven by the increased size of the Group and the first Sarbanes Oxley audit following the Group being categorized as a large accelerated filer at March 31, 2026. The amounts for years ended March 31, 2025 and 2024 primarily related to the audits of the Group’s consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (“PCAOB”) in connection with the Company’s IPO. The audit fees incurred in 2025 were mainly attributable to the audit of the financial year ended March 31, 2025, while the fees incurred during the year ended March 31, 2024 covered the audits of the financial years ended March 31, 2022, 2023, and 2024 as Diginex prepared for its IPO that completed in January, 2025.

(g)

During the year ended March 31, 2026, travelling expenses increased as the Group engaged in M&A activity and sought business opportunities.

Travel costs in the years ended March 31, 2025 and 2024 related primarily to meeting investors and seeking new business opportunities.

(h)

During the year ended March 2026, the Group continued to engage with professional investor relations team to support the Group’s public communications as a newly listed company. This engagement commended during the lead up to the IPO in January 2025.

(i)

The $1.0 million charge in the year ended March 2026 relates to the issuance of 62,074 Ordinary Shares (Post-Share Consolidation: 7,759 Ordinary Shares) to the individual that introduced Matter. This equated to 5% of the Matter transaction value.

In May 2024, the Group completed an $8.0 million capital raise with Rhino Ventures (the “Capital Raise”), which triggered an anti-dilution clause in the Articles of Association of DSL and resulted in 151 Series A Preferred Shares of DSL being issued to HBM IV, Inc. for $Nil consideration. In connection with the issuance, share-based payments expenses of $0.4 million were recognized during the period (March 31, 2025: $Nil).

There were no such costs for the year ended March 31, 2024.

(j)	Other costs relate to items such as D&O insurance and office rents.

(k)	Included in general and administrative expenses, the Group incurred research and development expenses of $2.6 million for the year ended March 31, 2026 (2025: $1.4 million; 2024: $1.3 million) and no research and development expenditure is recognized as an internally generated intangible asset for all years.

7 OTHER INCOME, GAINS or (LOSSES)

		Year ended	Year ended	Year ended
	Notes	March 31, 2026	March 31, 2025	March 31, 2024
		USD	USD	USD
Fair value change
Preferred Shares	(a)	-	4,117,648	4,101,000
Convertible loan notes	(b)	-	(639,000)	(374,000)
Other interest income	(c)	601,370	-	-
Bank interest income		10,295	85	873
Subsidies from government authorities		38,236	22,454	19,230
Impairment loss on goodwill	(d)	(6,950,440)	-	-
Others		20,591	13	6,885
		(6,279,948)	3,501,200	3,753,988

(a)

In July 2021, DSL allotted 3,000 Preferred Shares to a new shareholder for a consideration of $6,000,000. Preferred Shares were fair valued, using an equity allocation model at the end of each reporting period, which resulted in a gain of $4.1 million and $4.1 million for each of the year ended March 31, 2025 and 2024 respectively (2026: $Nil).

On December 20, 2024, following the Company’s registration statement Form F-1 being declared effective by the SEC, the outstanding 2,583,820 Preferred Shares were converted into Ordinary Shares on a 1:1 basis with 2,583,820 Ordinary Shares being issued. No Preferred Shares outstanding since then.

(b)

The Group issued 8% convertible loan notes. The notes were fair valued, using binomial option pricing model, at the end of each reporting period, resulting in a loss of $0.6 million and 0.4 million for each of the year ended March 31, 2025 and 2024 respectively (2026: $Nil).

On December 20, 2024, following the Company’s registration statement being declared effective by the SEC, all the outstanding Notes with an aggregate face value of $4,350,000 and accrued interest of $751,781, totaling $5,101,781, were converted into Ordinary Shares at a conversion price of $2.17 resulting in the issuance of 2,347,134 Ordinary Shares. There are no Notes still outstanding

(c)	Other interest income represents the interest earned from advances to Resulticks. For details of the advances to Resulticks, see note 15.4.
(d)	Impairment loss is recognized on goodwill arising from the acquisition of Matter on the date of initial recognition. For details, see note 11.

8 FINANCE COSTS, NET

	Year ended	Year ended	Year ended
	March 31, 2026	March 31, 2025	March 31, 2024
	USD	USD	USD
Interest on
Convertible loan notes	-	238,960	266,520
Loan from immediate holding company	-	129,423	187,584
Loan from a related company	-	24,548	80,219
Lease liabilities	12,134	17,236	18,328
Others	7,617	-	-
	19,751	410,167	552,651

9 INCOME TAX EXPENSE

During the year ended March 31, 2026, current income tax expense of $61,515 mainly represented the withholding tax in connection services fee earned in India that were received during the year and deferred income tax credit of $100,508 are recognized during the year. There was no other current or deferred tax expense for current year.

During the year ended March 31, 2024, income tax expense of the Group represented under-provision of current tax from 2022 of a subsidiary in United States of America. There was no other current tax expense or deferred tax expense for that year.

There was no current or deferred tax expense for each of the year ended March 31, 2025.

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

Following acquisition during the year the Group now has a taxable presence in Germany, France, Bulgaria and Denmark. The Group is also now exposed to tax in Abu Dhabi following the incorporation of an entity there. The current tax rate in Abu Dhabi for the Group is 0%.

The Group’s subsidiary in Germany is subject to federal corporate income tax (Körperschaftsteuer) at a rate of 15.0%, a solidarity surcharge (Solidaritätszuschlag) of 5.5% on the corporate tax liability, and municipal trade tax (Gewerbesteuer). With a municipal multiplier (Hebesatz) of 410% in Berlin, the effective trade tax rate is 14.35%, resulting in a combined effective statutory tax rate of 30.175%.

The Group’s subsidiary in France and Denmark is subject to corporate income tax at a standard rate of 25.0% and a flat rate of 22.0%, respectively.

Taxes charged on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretation and practices in respect thereof.

The income tax expense for the year can be reconciled to the loss for the year per the consolidated statement of profit or loss and other comprehensive income as follows:

	Year ended	Year ended	Year ended
	March 31, 2026	March 31, 2025	March 31, 2024
	USD	USD	USD
Loss before tax	(31,185,275)	(5,212,879)	(4,862,470)

Notional tax calculated at the rates applicable to profits in the tax jurisdictions concerned	(1,998,482)	(381,348)	(821,825)
Tax effect of expenses that are not deductible	377,120	215,019	405,775
Tax effect of income that are not taxable	-	-	(676,665)
Tax effect of tax losses not recognized	1,721,869	166,329	1,092,715
Withholding tax paid during the year	(60,750)	-	-
Under-provision in prior years	-	-	(8,917)
Others	(765)	-	-
Income tax credit (expense)	38,992	-	(8,917)

9.2 Deferred income taxes

Deferred tax liability
USD
At April 1, 2024, March 31, 2025 and April 1, 2025	-
Arising on acquisition of subsidiaries (note 27)	1,862,585
Credit to profit or loss	(100,508)
At March 31, 2026	1,762,077

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset tax recoverable against current income tax liabilities and when the deferred income taxes relate to the same fiscal authority.

The Group has accumulated tax losses of $94,791,077 at March 31, 2026 (2025: $22,775,852) that are substantially available indefinitely for offsetting against future taxable profits of the respective group companies in which the losses arose. No deferred tax asset has been recognized in respect of the tax losses. Taxable losses for the year ended March 31, 2026 increased materially following the three acquisitions during the year. The incremental losses associated with the acquisitions amounted to $66,199,872.

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

10 LOSS PER SHARE

	Year ended	Year ended	Year ended
	March 31, 2026	March 31, 2025	March 31, 2024
	USD	USD	USD
Loss for the year
Loss for the year for the purpose of basic loss per share	(31,146,283)	(5,212,879)	(4,871,387)
Effect of dilutive potential ordinary shares:
Fair value change of Preferred Shares	-	(4,117,648)	(4,101,000)
Loss for the year for the purpose of diluted loss per share	(31,146,283)	(9,330,527)	(8,972,387)
Number of shares
Weighted average number of ordinary shares for the purpose of basic loss per share (post-Share Consolidation)	25,878,847	15,664,305	9,514,886
Effect of dilutive potential ordinary shares:
Preferred Shares	-	1,861,766	2,460,000
Weighted average number of ordinary shares for the purpose of diluted loss per share (post-Share Consolidation)	25,878,847	17,526,071	11,974,886

Due to the losses during the years ended March 31, 2024, 2025 and 2026, certain anti-dilutive instruments were excluded from the calculation of diluted loss per share. The excluded instruments, which are determined as anti-dilutive, include:

●	Taken into account the effect of Share Consolidation (as defined in note 21) on April 28, 2026, 518,503 share option awards, 12,263 performance share units, 24,675 vested and unvested restricted share units and 21,948 incentive shares at March 31, 2026 (2025: 780,058 share option awards; 2024: 1,585,880 (pre-capitalization 1,943) share option awards), see note 24;

~~●~~	Preferred Shares of 3,000 shares, with recapitalized amount of 2,460,000, at March 31, 2024 (2025 and 2026: N/A); and

●	Convertible loan notes with aggregate face values of $3,350,000 March 31, 2024 (2025 and 2026: N/A).

11 GOODWILL

	Acquisition of	Acquisition of	Acquisition of
	Matter	planA	TRP	Total
	USD	USD	USD	USD
At April 1, 2024, March 31, 2025 and April 1, 2025	-	-	-	-
Arising on acquisition of subsidiaries (note 27)	20,851,766	18,115,214	5,581,724	44,548,704
Impairment loss recognized (note 27)	(6,950,440)	-	-	(6,950,440)
At March 31, 2026	13,901,326	18,115,214	5,581,724	37,598,264

12 INTANGIBLE ASSETS

	Technology	Brand name	Customer relationship	Total
	USD	USD	USD	USD
Cost	-	-	-	-
At April 1, 2024, March 31, 2025 and April 1, 2025
Arising on acquisition of subsidiaries (note 27)	4,530,000	1,800,000	710,000	7,040,000
At March 31, 2026	4,530,000	1,800,000	710,000	7,040,000
Accumulated amortization
At April 1, 2024, March 31, 2025 and April 1, 2025	-	-	-	-
Amortization	(331,413)	(37,973)	(40,749)	(410,135)
At March 31, 2026	(331,413)	(37,973)	(40,749)	(410,135)
Carrying amount
At March 31, 2025	-	-	-	-
At March 31, 2026	4,198,587	1,762,027	669,251	6,629,865

The above intangible assets have finite useful lives. Such intangible assets are amortized on a straight-line basis over the following periods:

Technology	5 years
Brand name	10 years
Customer relationship	5 - 7 years

13 RIGHT-OF-USE ASSETS

Right-of-use assets relate to office space leased by the Group. The amount in respect of leases are as follows:

Properties
USD
At April 1, 2024	357,202
Amortisation	(125,575)
Modification adjustment (a)	(5,955)
At March 31, 2025	225,672
Addition (b)	87,768
Amortisation	(184,649)
Modification adjustment (a)	18,874
Exchange realignment	(585)
At March 31, 2026	147,080

(a)	For a lease in Monaco, there were rent reviews in February 2025 and 2026 and modification adjustments were made to account for the change in monthly rent.

(b)	In April 2025, the Group entered into a lease agreement in United Kingdom which expires in September 2026.

14 PLANT AND EQUIPMENT

Computer equipment
USD
Cost:
At April 1, 2024, March 31, 2025 and March 31, 2026	5,038
Accumulated depreciation:
At April 1, 2024, March 31, 2025 and March 31, 2026	(5,038)
Net carrying amount:
At March 31, 2025 and March 31, 2026	-

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

Office equipment	5 years

15 TRADE RECEIVABLES, CONTRACT ASSETS, OTHER RECEIVABLES, DEPOSITS AND PREPAYMENT

15.1 Trade receivables, net

	At	At
	March 31, 2026	March 31, 2025
	USD	USD
Trade receivables	3,398,783	1,394,545
Less: loss allowance	(1,361,629)	-
Total	2,037,154	1,394,545

Trade receivables are non-interest bearing and generally have credit terms of 30 days.

An aging analysis of the trade receivables at the end of the reporting period, based on the invoice date and net of loss provision, is as follows:

	At	At
	March 31, 2026	March 31, 2025
	USD	USD
Less than 1 month	643,813	1,219,953
Between 1 month and 3 months	312,198	158,350
Over 3 months	1,081,143	16,242
	2,037,154	1,394,545

The increment reflected the consolidation of corresponding trade receivables acquired from the completion of the three business acquisitions during the current year. For details, refer to note 27.

The movements in the loss allowance for impairment of trade receivables, measured at an amount equal to lifetime ECL, are as follows:

	At	At
	March 31, 2026	March 31, 2025
	USD	USD
At the beginning of the year	-	4,632
Acquired from acquisitions	451,449	-
Provision for the year	910,180	-
Written off for the year	-	(1,788)
Reversal for the year	-	(2,844)
At the end of the year	1,361,629	-

During the year ended March 31, 2025, trade receivables of $12,064 (2024: $21,522) were written off due to uncollectible as assessed by management. The carrying amounts of trade receivables are approximate their fair values.

15.2 Contract Assets

	At	At
	March 31, 2026	March 31, 2025
	USD	USD
Subscription revenue	46,160	750
Data service revenue	107,924	-
	154,084	750

Contract assts relates to client contracts that have been complete, revenue recognized but yet to be invoiced. The increment reflected the consolidation of corresponding contract assets acquired from the completion of the three business acquisitions during the current year. For details, refer to note 27.

15.3 Other receivables, deposits and prepayment

		At	At
	Notes	March 31, 2026	March 31, 2025
		USD	USD
Current:
Deposits	(a)	324,846	63,914
Prepayments	(b)	809,704	351,791
Deferred fund-raising costs	(c)	-	650,000
Other receivables		49,183	486
		1,183,733	1,066,191
Non-current:
Deposit	(a)	-	45,463

(a)

Current deposits mainly comprised of deposits for lease of office spaces in different countries and deposit for investor relation services. Prior year current deposit also included amounts paid to an employment agency in Germany.

Prior year non-current deposit of $45,463 represents a deposit for a long-term lease of office space in Monaco.

(b)

The increase in prepayments as of March 31, 2026 primarily relates to the advance payment of the Directors and Officers (D&O) liability insurance premium, covering period from January 2025 to December 2026.

(c)

As of March 31, 2025, deferred fund-raising costs comprised payments of $400,000 under the Nomas MOU and $250,000 under the Al Noor MOU. This balance increased during the year by $150,000 due to an additional payment made under the Al Noor MOU in June 2025. Following an evaluation of the fundraising activities performed, management determined to expense the entire balance to profit or loss during the year.

15.4 Advance to Resulticks Global Companies Pte. Ltd, net

	At	At
	March 31, 2026	March 31, 2025
	USD	USD
Advance to Resulticks Global Companies Pte. Ltd, gross	6,601,370	-
Less: loss allowance	(279,112)	-
	6,322,258	-

During the year ended March 31, 2026, the Company disbursed $8 million to Resulticks and accrued $601,370 in interest income. Resulticks has repaid $2 million, and a provision for expected credit loss of $279,112 was recognized during the year. Subsequent to the year-end and up to the date of this report, Resulticks has made further repayments of $2 million. The outstanding balance plus accrued interest is due to be repaid in full by September 30, 2026.

16 TRADE PAYABLES, OTHER PAYABLES AND ACCRUALS

		At	At
	Notes	March 31, 2026	March 31, 2025
		USD	USD
Trade payables		3,497,580	200,660
Other payables	(a)	151,190	11,852
Accruals	(b)	2,542,385	695,022
		6,191,155	907,534

(a)

The increase in other payables as at March 31, 2026 was primarily driven by 1) a USD 100,000 share-based payment liability recognized in connection with stock-funded compensation granted to non-executive directors, which is accounted for as a cash-settled transaction; and 2) the inclusion of value-added tax payables assumed from the newly acquired subsidiaries following the completion of three business acquisitions during the financial year.

(b)

The increase in accrued expenses as at March 31, 2026 was primarily driven by 1) professional fees incurred in connection with the Group’s M&A activities of $1.1 million; 2) higher accrued audit fees following the Company’s transition to an accelerated filer status, which required a comprehensive integrated audit for the first time; and 3) a general growth in accrued salaries and wages resulting from the expansion of the Group’s combined workforce following the completion of three business acquisitions during the year.

17 DEFERRED REVENUES

	At	At
	March 31, 2026	March 31, 2025
	USD	USD
Subscription revenue	1,453,851	317,064
Advisory service revenue	611,744	188,360
Data service revenue	304,431	-
	2,370,026	505,424

At 1 April 2024, deferred revenues amounted to $322,826.

Deferred revenues relate to revenues that have been invoiced to the client but not yet earned. The deferred revenues are expected to be recognized as revenue in the next 12 months. The increment reflected the consolidation of corresponding deferred revenues assumed from the completion of the three business acquisitions during the current year. For details, refer to note 27.

Revenue recognized during the year included the whole amount of deferred revenue at the beginning of the reporting period. There was no revenue recognized during the year that related to performance obligations that were satisfied in prior years.

18 RELATED PARTY TRANSACTIONS

18.1 Transactions with related parties

In addition to those related party transactions and balances disclosed elsewhere in the consolidated financial statements, the Group had the following transactions with its related parties during the reporting period:

		Year ended	Year ended	Year ended
	Notes	March 31, 2026	March 31, 2025	March 31, 2024
		USD	USD	USD
Subscription fee income	(a)	31,255	42,680	71,333
Consultancy fee	(b)	300,000	260,417	250,000
Write-off of due from related company	(c)	-	-	81,347
Share-based payments expenses on anti-dilution issuance of Preferred Shares	(d)	-	369,648	-
Finance charges on:
Loan from a related company	(e)	-	24,548	80,219
Loans from immediate holding company	(f)	-	129,423	187,584
Convertible loan notes	(g)	-	238,960	266,520

(a)	During the year ended March 31, 2026, the Group entered into sales agreements with certain shareholders amounting to $31,255 in revenue generated (2025: $42,680; 2024: $71,333).

(b)	During the year ended March 31, 2026, Miles Pelham, controller of Rhino Ventures, engaged as a contractor to provide management services in return for a fee of $300,000 (2025: $260,417; 2024: $250,000).

(c)	During the year ended March 31, 2024, the Group has fully written off the amount due from a related company, Diginex (Holdings) Limited, a company controlled by Rhino Ventures, of $81,347 (2026 and 2025: $Nil).

(d)	In connection with the issuance 151 preferred shares of DSL triggered by the Capital Raise, share-based payments expenses of $369,648 are recognized during the year ended March 31, 2025 (2026 and 2024: $Nil).

(e)

The Group had a loan from a related company, Diginex (Holdings) Limited, with a principal of $1,000,000. The loan bore an 8% annual interest charge and interest of $24,548 was accrued during the year ended March 31, 2025 (2026: $Nil; 2024: $80,219).

Upon the Recapitalization in July 2024, the loan was converted into convertible loan notes. The convertible loan notes were converted into Ordinary Shares on December 20, 2024.

(f)

The Group had loans outstanding from the immediate holding company, Rhino Ventures. The loans bore an 8% annual interest charge and interest of $129,423 was accrued during the year ended March 31, 2025 (2026: $Nil; 2024: $187,584).

On January 21, 2025, pursuant to a triparty loan agreements entered into between the Company, DSL, and Rhino Ventures dated September 30, 2024, the loans were fully settled through the capitalization by issuing Ordinary Shares and cash settlement. At March 31, 2025 and 2026, there was no balance outstanding, and no interest was accrued for each of the years ended March 31, 2025 and 2026 accordingly.

(g)

The Group issued 8% convertible loan notes to the shareholders of the Company. Interest of $238,960 was accrued during the year ended March 31, 2025 (2026: $Nil; 2024: $266,520).

On December 20, 2024, all the outstanding convertible loan notes were converted into Ordinary Shares. No convertible loan notes were outstanding as of March 31, 2025 and 2026 and no interest was accrued for the year ended March 31, 2026.

18.2 Due to related companies

As of March 31, 2025, the amount due to a related company, Compass Limited, of $34,579 related to the deposit for the office lease in Monaco. Compass Limited is a company controlled by Rhino Ventures. The balance was repaid during the year and there was no outstanding balance as of March 31, 2026.

All amounts were unsecured, interest-free and repayable on demand.

18.3 Key management compensation

	Year ended	Year ended	Year ended
	March 31, 2026	March 31, 2025	March 31, 2024
	USD	USD	USD
Basic salaries, allowances and all benefits-in-kind	2,177,385	1,616,693	1,514,495
Pension costs - defined contribution plans	14,913	6,924	7,308
Share-based payments	3,220,923	782,338	1,324,067
	5,413,221	2,405,955	2,845,870

Senior representatives are considered as key management personnel of the Group.

18.4 Amounts due to key management

At March 31, 2026, expense reimbursement of $56,391 were outstanding to key management personnel (2025: 68,724) and were included in accruals.

18.5 Warrants

On May 27, 2024, Rhino Ventures was issued with Founder Warrants in DSL in connection with the $8 million Capital Raise. Following the Group restructure, there were 4,170,520 warrants issued and outstanding and exercisable for a period of three years from the date they were issued and are exercisable at a price of US$6.13 per warrant. The warrants, if fully exercised, will result in the issuance of shares equal to 51% of the Company’s outstanding Ordinary Shares at the time the warrants are exercised. This amount will be prorated in the event of partial exercise of the warrants. See note 22.2 for details.

On January 23, 2025, the Company issued Rhino Ventures the IPO Warrants in connection with the IPO.

Tranche 1 of IPO Warrants, with an exercise price of $5.13 per share to purchase 2,250,000 Ordinary Shares, and tranche 2 of IPO Warrants, with an exercise price of $0.77 per share to purchase 18,000,000 Ordinary Shares, were exercised on July 22, 2025 and October 22, 2025 respectively generating $11,542,500 and $13,837,500 respectively.

On March 20, 2026, the Company extended the maturity dates of the outstanding Founder Warrants and IPO Warrants (i.e. tranches 4, 5 and 6) by two years and Founder Warrants were modified. No other terms, including exercise prices, settlement mechanisms, or the number of issuable shares, of IPO Warrants were altered.

See notes 20 and 22.2 for details.

18.6 Convertible Loan Notes

The Company issued $4,350,000 convertible loan notes with an 8% coupon, of which all were held by related parties due to their shareholding in the Company. Rhino Ventures held $517,535, HBM IV, Inc. held $2,000,000 and Nalimz Holdings Limited held $1,000,000, Working Capital Innovation Fund II held $582,465 and Hafnia Pte Ltd held $250,000.

On December 20, 2024, following the Company’s registration statement being declared effective by the SEC, all the outstanding convertible loan notes with an aggregate face value of $4,350,000 and accrued interest of $751,781, totaling $5,101,781, were converted into Ordinary Shares at a conversion price of $2.17 resulting in the issuance of 2,347,134 Ordinary Shares. Subsequent to the conversion, there were no convertible loan notes outstanding.

19 LEASE LIABILITIES

Changes in lease liability is as follows:

	At	At
	March 31, 2026	March 31, 2025
	USD	USD
At the beginning of the year	237,675	365,356
Increase in lease liability (note)	87,768	-
Interest expense (note 8)	12,134	17,236
Lease modification adjustment	18,874	(5,955)
Reduction in lease liability	(199,658)	(138,962)
Exchange realignment	(598)	-
At the end of the year	156,195	237,675

Note:	The Group entered into an 18-month office lease in the United Kingdom, commencing in April 2025, with monthly rent of GBP3,782 (approximately: $5,105).

Classified in the consolidated statements of financial position as follows:

	At	At
	March 31, 2026	March 31, 2025
	USD	USD
Current	156,195	126,808
Non-current	-	110,867
	156,195	237,675

Maturity of lease liabilities is as follows:

	At	At
	March 31, 2026	March 31, 2025
	USD	USD
Not later than one year	158,643	135,670
Later than one year and not later than five years	-	113,058
	158,643	248,728
Finance costs	(2,448)	(11,053)
Present value of minimum lease payments	156,195	237,675

The lease commitments have been discounted to calculate a present value of commitments using a weighted average cost of capital rate of 4.66% (2025: 5.25%).

20 WARRANT LIABILITIES

In May 2024, the Group completed a capital raise involving the issuance of warrants to its immediate holding company, Rhino Venture, which were subsequently restructured in July 2024 into Founder Warrants issued by Diginex Limited with an exercise price of $6.13. On March 20, 2026, the Company extended the maturity date of Founder Warrants by two years (from May 27, 2027 to May 27, 2029) and Founder Warrants were modified.

Following these modifications, Founder Warrants failed to meet the “fixed-for-fixed” condition under IAS 32 and were consequently reclassified from warrant reserve to financial liabilities.

The fair value of Founder Warrants immediately after the modification on March 20, 2026 was $28,553,000, and there was no change in fair value through the end of the reporting period on March 31, 2026. This valuation was determined using a binomial option-pricing model. For details, refer to note 22.2.

21 SHARE CAPITAL AND SHARE PREMIUM

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

On April 28, 2026, Diginex Limited (“Diginex” or the “Company”) effected an increase in the authorized share capital of the Company from US$50,000 to US$200,000 divided into 3,960,000,000 Ordinary Shares of a par value US$0.00005 each (the “Existing Ordinary Shares”) and 40,000,000 preferred shares of US$0.00005 par value each (the “Existing Preferred Shares”), by the addition of 3,000,000,000 Existing Ordinary Shares (the “Share Capital Increase”) and a share consolidation, whereby every eight (8) issued and unissued Existing Ordinary Shares were consolidated into one (1) ordinary share of a par value of US$0.0004 each and every eight (8) issued and unissued Existing Preferred Shares be consolidated into one (1) preferred share of a par value of US$0.0004 each, the shares as consolidated shall rank pari passu in all respect with each other and have the same rights and are subject to the same restrictions (save as to par value) as the Existing Ordinary Shares and the Existing Preferred Shares (as the case may be), any fractional shares that would have resulted from the share consolidation will be rounded up to the next whole number (the “Share Consolidation”, together with the Share Capital Increase, the “Authorized Share Capital Changes”), such that the authorized share capital of the Company shall be US$200,000 divided into 495,000,000 ordinary shares of a par value of US$0.0004 each and 5,000,000 preferred shares of a par value of US$0.0004 each. Adjusted retrospectively for the 8-for-1 share consolidation, the effective number of issued and outstanding ordinary shares at March 31, 2026 is 29,100,941 (2025: 22,993,763). The difference between the exact pro rata share count of 29,100,941 and the final balance of 29,130,130 ordinary shares is attributable to fractional share adjustments.

		Share capital		Share	Capital	Warrant
	Notes	Shares	Amount	Premium	reserve	reserve	Total
			USD	USD	USD	USD	USD
Balance at 1 April 2024 – pre-recapitalization		11,626	3,752,669	-	-	-	3,752,669
Exercise of share option awards (pre-recapitalization)	(c)	44	27,368	-	-	-	27,368
Capital Raise	(d)	5,086	1,346,800	-	-	6,653,200	8,000,000
Pre-recapitalized balance		16,756	5,126,837	-	-	6,653,200	11,780,037
Recapitalization of DSL (1:410 exchange ratio)	(a)	6,853,204	(5,126,150)	-	5,126,150		-
Sub-total		6,869,960	687	-	5,126,150	6,653,200	11,780,037
Founding share of the Company		1	-	-	-		-
Sub-total		6,869,961	687	-	5,126,150	6,653,200	11,780,037
Share Subdivision	(b)	6,869,961	-	-	-		-
Recapitalized balance		13,739,922	687	-	5,126,150	6,653,200	11,780,037
Exercise of share option awards (post-recapitalization)	(e)	1,003,680	50	1,768,661	-	-	1,768,711
Conversion of Preferred Shares	(f)	2,583,820	129	5,610,871	-	-	5,611,000
Conversion of convertible loan notes	(f)	2,347,134	117	6,133,664	-	-	6,133,781
Capitalization of loan from immediate holding company	(g)	731,707	37	2,999,963	-	-	3,000,000
IPO and Exercise of overallotment option	(h)	2,587,500	130	9,176,277	-	-	9,176,407
Issuance of IPO Warrants	(i)	-	-	-	-	72,610,000	72,610,000
Balance at March 31, 2025		22,993,763	1,150	25,689,436	5,126,150	79,263,200	110,079,936
Balance at March 31, 2025 – post-bonus split		183,950,104	9,198	25,689,436	5,126,150	79,263,200	110,087,984
Balance at March 31, 2025 – post-Share Consolidation		22,993,763	9,198	25,689,436	5,126,150	79,263,200	110,087,984

Balance at April 1, 2025		22,993,763	1,150	25,689,436	5,126,150	79,263,200	110,079,936
Exercise of IPO Warrants (Tranche 1)	(j)	2,250,000	113	28,919,387	-	(17,377,000)	11,542,500
Sub-total		25,243,763	1,263	54,608,823	5,126,150	61,886,200	121,622,436
Bonus split	(k)	176,706,341	8,835	-	-	-	8,835
Post-bonus split balance		201,950,104	10,098	54,608,823	5,126,150	61,886,200	121,631,271
Acquisition of Matter	(l)	1,055,272	53	17,380,278	3,067,109	-	20,447,440
Acquisition of TRP	(l)	1,250,000	62	4,737,437	947,500	-	5,684,999
Acquisition of planA	(l)	6,720,317	336	17,338,082	-	-	17,338,418
Exercise of IPO Warrants (Tranche 2)	(m)	18,000,000	900	29,107,600	-	(15,271,000)	13,837,500
Lapse of IPO Warrants (Tranche 3)	(n)	-	-	-	-	(13,264,000)	(13,264,000)
Modification of Founder Warrants and IPO Warrants	(o)	-	-	-	-	23,099,000	23,099,000
Reclassification of Founder Warrants	(p)					(28,553,000)	(28,553,000)
Share-based payments transactions (non-employee-related)	(q)	62,074	3	1,022,355			1,022,358
Share-based payments transactions (employee-related)	(r)	483,592	24	290,131	-	-	290,155
Exercise of Share Option Awards	(s)	3,286,168	165	913,114	-	-	913,279
Balance at March 31, 2026		232,807,527	11,641	125,397,820	9,140,759	27,897,200	162,447,420
Balance at March 31, 2026 – post-Share Consolidation		29,130,130	11,641	125,397,820	9,140,759	27,897,200	162,447,420

(a)	On July 15, 2024, the Company completed the Recapitalization. Prior to the Recapitalization, the Company had issued one founding share with a par value of USD 0.0001 and was a newly incorporated entity without material business activities, while DSL was the parent of the DSL Group. The Recapitalization resulted in the Company becoming the immediate holding company of DSL and DSL became a wholly owned subsidiary of the Company. The Recapitalization resulted in one share in DSL being exchanged for four hundred and ten (410) Ordinary Shares.

(b)	On July 26, 2024, the authorized share capital of the Company changed to USD50,000 divided into 960,000,000 Ordinary Shares of USD0.00005 par value each and 40,000,000 Preferred Shares of USD0.00005 par value each. The Share Subdivision resulted in the shareholding of each Company shareholder increasing by a multiple of two.

(c)	In April 2024, DSL issued 44 shares to an employee via the exercising of vested employee share options. These shares rank pari passu with the existing ordinary shares of DSL in all respects. These shares equate to 36,080 shares post the Recapitalization.

(d)	On May 27, 2024, DSL and its subsidiaries (collectively referred to as the “DSL Group”) completed the Capital Raise and DSL allotted 5,086 ordinary shares and 10,172 warrants to Rhino Ventures. The warrants have a fair value of $6,653,200 and $1,346,800 being allocated to share capital with a total value recognized in reserves of $8,000,000. These shares equate to 4,170,520 shares post the Recapitalization.

(e)	In August 2024, the Company issued 1,003,680 shares to certain employees via the exercising of vested employee share options. These shares rank pari passu with the Ordinary Shares in all respects.

(f)	On December 20, 2024, the Company’s registration statement Form F-1 being declared effective by the SEC. This resulted in outstanding Preferred Shares converting into 2,583,820 Ordinary Shares on a 1:1 basis. All the outstanding convertible loan notes with an aggregate face value of $4,350,000 and accrued interest of $751,781, totaling $5,101,781, also converted into Ordinary Shares at a conversion price of $2.17 resulting in the issuance of 2,347,134 Ordinary Shares.

(g)	Pursuant to a triparty loan agreement dated September 30, 2024, $3.0 million loan from the then immediate holding company, Rhino Ventures, was capitalized through the issuance of 731,707 Ordinary Shares.

(h)	On January 23, 2025, the Company closed on its IPO of 2,250,000 ordinary shares, par value $0.00005 per share, at a public offering price of $4.10 per ordinary share, for total gross proceeds of $9,225,000, before deducting underwriting discounts, commissions, and other related expenses. The net proceeds amounted to $7,747,756.

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

After giving effect to the full exercise of the Over-Allotment Option, the total number of Ordinary Shares sold by the Company in the IPO increased to 2,587,500 Ordinary Shares and the gross proceeds increased to $10,608,750, before deducting underwriting discounts and other related expenses. The total net proceeds amounted to $9,009,725.

The gross proceeds of $10,608,750 are deducted against the Deferred IPO Expenses of $1,432,343 upon the successful closing of the IPO and share capital of $130 and share premium of $9,176,277 are recognized.

(i)	On January 23, 2025, the Company issued Rhino Ventures 6 tranches of the IPO Warrants (as defined in note 21.2), with each tranche comprising 2,250,000 warrants, in connection with the IPO. For details, please refer to note 22.2.

(j)	On July 22, 2025, Rhino Ventures exercised tranche 1 of the IPO Warrants, with an exercise price of $5.13 per share, to purchase 2,250,000 Ordinary Shares of the Company. The total exercise price of US$11,542,500 has been delivered in full to the Company.

(k)	On September 8, 2025, the Company completed the Stock Bonus. Each shareholder received seven bonus Ordinary Shares for every one ordinary share held. The Stock Bonus resulted in the issuance of 176,706,341 Ordinary Shares.

(l)	During the year ended March 31, 2026, ordinary shares of the Company issued or to be issued as consideration for the acquisitions of Matter, TRP and planA were recorded within share capital, share premium and capital reserve based on respective acquisition-date fair values. For details, please refer to note 26.

(m)	On October 22, 2025, Rhino Ventures exercised tranche 2 of the IPO Warrants, with an exercise price of $0.77 per share, to purchase 18,000,000 ordinary shares of the Company. The total exercise price of US$13,837,500 has been delivered in full to the Company.

(n)	On January 23, 2026, tranche 3 of the IPO Warrants expired unexercised upon reaching their maturity date. As these warrants were originally classified as equity instruments and the associated balance within the warrant reserve has been reclassified to accumulated losses.

(o)	On March 20, 2026, the Company extended the maturity dates of the outstanding Founder Warrants and IPO Warrants and Founder Warrants were modified. The transaction was recognized directly in equity as an equity transaction with the owner. The incremental fair value arising from the extension was determined to be $23,099,000, which has been recognized as a reclassification within equity by debiting accumulated losses and crediting the warrant reserve. For details, please refer to note 22.2.

(p)

Subsequent to the modification in March 2026, Founder Warrants are classified as financial liabilities on the basis that the fixed-for-fixed condition is no longer met. Accordingly, Founder Warrants are reclassified from warrant reserve to warrant liabilities at the fair value on the modification date.

(q)	On October 3, 2025, in connection with the business acquisition of Matter, the Company issued 62,074 Ordinary Shares (post-Share Consolidation of 7,759) to the individual that introduced Matter.

(r)	On February 26, 2026, the Board of Directors approved the issuance of an aggregate of 483,592 ordinary shares, with a par value of US$0.00005 per share, to a Non-Executive Director of the Company in recognition of his long service of directorship. The transaction is accounted for as a share-based payment expense, with the fair value measured on the issuance date based on the quoted market price of the shares and an amount of $290,155 being charged to profit or loss for the year ended March 31, 2026.

(s)	During the year ended March 31, 2026, the Company issued 3,286,168 shares to certain director and employees via the exercising of vested employee share options. These shares rank pari passu with the Company’s ordinary shares in all respects.

22 OTHER RESERVES

Nature and purpose of reserves

22.1 Capital reserve

As of March 31, 2025, capital reserve of $5,126,150 arose from the recapitalization of the Group with the Company’s share capital issued as part of the Recapitalization and the impact of the Share Subdivision. This reserve ensures that the total shareholders equity both pre- and post- Recapitalization and the Share Subdivision remains the same as that of the DSL Group immediately before the Recapitalization and Share Subdivision.

During the year ended March 31, 2026, the capital reserve was increased to reflect the equity-classified deferred consideration ordinary shares committed under the acquisitions of Matter and TRP. These deferred shares are fixed in number of issuing shares, rely strictly on the passage of time, and are recognized at their historical acquisition-date fair values without subsequent remeasurement. For specific transaction details, please refer to note 27.

22.2 Warrant reserve

Founder warrants

In May 2024, the Group completed the Capital Raise with its immediate holding company, Rhino Venture. As part of this transaction, DSL allotted 5,086 ordinary shares and 10,172 warrants to Rhino Venture, with an exercise price of $2,512 per warrant. If fully exercised, the DSL Founder Warrants will result in the issuance of such number of ordinary shares equal to 51% of the total issued and outstanding shares of the Company at the time of exercise. For partial exercise, the number of shares to be issued will be determined on a prorated basis at the time of exercise.

Following the Recapitalization in July 2024, the DSL Founder Warrants were cancelled and the Company issued 4,170,520 warrants as a replacement with an exercise price of $6.13 per warrant. The Founder Warrants were issued on identical terms and with the same economic benefits as the DSL Founder Warrants. Post the completion of the Restructuring, there was no change to the economic position of the shareholders or warrant holders.

Both the Founder Warrants and the DSL Founder Warrants (collectively, “Both Founder Warrants”) are classified as an equity instrument on the basis that they do not include contractual obligation to deliver cash to the warrant holder, and Both Founder Warrants meet the fixed-for-fixed condition by preserving the relative economic interests of both the warrant holder and the Company’s shareholders. The DSL Founder Warrants were initially recognized at their fair value on the date of issuance and no subsequent remeasurement is required. The binomial option-pricing model was used to determine the fair value of the DSL Founder Warrants, with key inputs and assumption set out as follow:

Grant date	May 28, 2024
Time to expiry (year)	3.00
Spot price (pre-recapitalization)	$2,252
Risk-free rate	4.75%
Dividend yield	0.00%
Volatility	41.33%

Given the Founder Warrants were issued as a replacement on identical terms, no additional valuation or remeasurement was required. No Founder Warrants had been exercised since the date of issuance.

Modification of Founder Warrants

On March 20, 2026, the Company extended the maturity dates of the outstanding Founder Warrants by two years from May 27, 2027 to May 27, 2029 and modified Founder Warrants.

The modification is treated as an equity transaction with the warrant holder acting in their capacity as an owner. Accordingly, the incremental fair value of the modification of $21,900,000 has been recognized directly within warrant reserves, with no impact on the consolidated statement of profit or loss. The fair value of Founder Warrants immediately after the modification of $28,553,000 was calculated using a binomial option pricing model with key inputs and assumptions set out as follow:

Warrants	Founder Warrant
Time to expiry (year)	3.19
Spot price	$0.55
Risk-free rate	3.91%
Dividend yield	0.00%
Volatility	36.33%

Post-modification, Founder Warrants fail to meet the fixed-for-fixed condition and are reclassified as financial liabilities (note 20).

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

	Pre-Stock Bonus or Post-Share Consolidation		Post-Stock Bonus
Tranche	Number of Warrants	Exercise Price (per share)	Number of Warrants	Exercise Price (per share)	Expiration Date	Duration from January 23, 2025
1	2,250,000	$5.13	N/A	N/A	July 23, 2025	6 months
2	2,250,000	$6.15	18,000,000	$0.77	October 23, 2025	9 months
3	2,250,000	$7.18	18,000,000	$0.90	January 23, 2026	12 months
4	2,250,000	$8.20	18,000,000	$1.03	April 23, 2026	15 months
5	2,250,000	$10.25	18,000,000	$1.28	July 23, 2026	18 months
6	2,250,000	$12.30	18,000,000	$1.54	January 23, 2027	24 months

*	Tranche 1 of the IPO Warrants were exercised before the Stock Bonus.

The binomial option-pricing model was used to determine the fair value of the IPO Warrants, with key inputs and assumptions set out as follow:

Tranche	1	2	3	4	5	6
Time to expiry (year)	0.50	0.75	1.00	1.25	1.50	2.00
Closing spot price on January 23, 2025	$12.75	$12.75	$12.75	$12.75	$12.75	$12.75
Risk-free rate	4.27%	4.23%	4.18%	4.21%	4.23%	4.29%
Dividend yield	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Volatility	30.66%	32.79%	33.25%	32.83%	32.81%	33.05%

Tranche 1 of IPO Warrants, with an exercise price of $5.13 per share to purchase 2,250,000 Ordinary Shares, and tranche 2 of IPO Warrants, with an exercise price of $0.77 per share to purchase 18,000,000 Ordinary Shares (Post Share Consolidation: 2,250,000 Ordinary Shares at an exercise price of $6.15), were exercised on July 22, 2025 and October 22, 2025 respectively. The total exercise price of $11,542,500 and $13,837,500, respectively, has been delivered in full to the Company.

On January 23, 2026, tranche 3 of IPO Warrants expired unexercised upon reaching their maturity date. As these warrants were originally classified as equity instruments, their expiry has no impact on the Group’s net assets or total equity, and the associated balance within the warrant reserve has been reclassified to accumulated losses.

Modification of IPO Warrants

On March 20, 2026, the Company extended the maturity dates of the outstanding IPO Warrants (i.e. tranches 4, 5 and 6) by two years. No other terms, including exercise prices, settlement mechanisms, or the number of issuable shares, were altered.

Warrants	Original Maturity Date	Extended Maturity Date
IPO Warrant Tranche 4	April 23, 2026	April 23, 2028
IPO Warrant Tranche 5	July 23, 2026	July 23, 2028
IPO Warrant Tranche 6	January 23, 2027	January 23, 2029

Post-modification, IPO Warrants continue to meet the fixed-for-fixed condition by preserving the relative economic interests of both the warrant holder and the Company’s shareholders and maintain their classification as equity instruments on the basis that they do not include contractual obligation to deliver cash to the warrant holder. The modification is treated as an equity transaction with the warrant holder acting in their capacity as an owner. Accordingly, the incremental fair value of the modification of $1,199,000 has been recognized directly within warrant reserves, with no impact on the consolidated statement of profit or loss.

The incremental fair value of $1,199,000 represents the mathematical difference between the fair value of the warrants immediately before and after the maturity extension and was calculated using a binomial option pricing model with key inputs and assumptions set out as follow:

Warrants	IPO Warrant Tranche 4	IPO Warrant Tranche 5	IPO Warrant Tranche 6
Immediately before the modification
Time to expiry (year)	0.09	0.34	0.84
Spot price	$0.55	$0.55	$0.55
Risk-free rate	3.73%	3.73%	3.80%
Dividend yield	0.00%	0.00%	0.00%
Volatility	46.65%	42.86%	39.57%
Immediately after the modification
Time to expiry (year)	2.09	2.34	2.84
Spot price	$0.55	$0.55	$0.55
Risk-free rate	3.88%	3.89%	3.90%
Dividend yield	0.00%	0.00%	0.00%
Volatility	37.89%	37.13%	36.60%

22.3 Share option reserve

The share option reserve comprises of the fair value of share option awards, performance share units and restricted share units (collectively, “Share Units”), and management shares that have yet to vest. For details, refer to note 24.

	At	At
	March 31, 2026	March 31, 2025
	USD	USD
Share option awards	2,261,408	1,076,345
Share Units	2,141,769	-
Management shares	1,063,621	-
	5,466,798	1,076,345

22.4 Exchange reserve

Exchange reserve comprises all foreign exchange differences arising from the translation of the financial statement of foreign operation. The reserve is dealt with in accordance with the accounting policies set out in note 4.

22.5 Accumulated losses

Accumulated losses are the cumulative net loss of the Group sustained in the business.

23 DIVIDEND

No dividends were declared or paid during each of the years ended March 31, 2024, 2025 and 2026.

24 SHARE-BASED PAYMENTS

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

Share Option Awards under Diginex Limited 2024 Omnibus Incentive Plan (the “Scheme”)

On 28 July 2024, the board of directors of the Company (the “Board”) approved and adopted the Diginex Limited 2024 Omnibus Incentive Plan (the “Scheme”), which replaced the DSL Scheme, which outlines the grant of share option award (the “Award”) to selected employees and/or consultants of the Group (the “Participant”) to subscribe ordinary shares of the Company (the “Share”). The Board may determine the Participant and grant Shares under the Scheme not exceeding 5,400,000 ordinary shares (post-Share Consolidation). Purpose of the Scheme is to attract and retain the best available talent for the Company to benefit its business operations.

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

During the year ended March 31, 2026, the Group recognized equity-settled share-based payments expenses of $2,098,177 (2025: $859,685; 2024: $1,352,835) in relation to share options granted by the Company.

Details of the Awards granted during the years ended March 31, 2024, 2025 and 2026:

					Fair value per option at grant date
Grant dates		Number of /% of share option award to vest	Vesting periods		Pre- Stock Bonus or Post-Share Consolidation	Post-Stock Bonus
			From	To	USD	USD
1-May-2023	*	1.00%	1-May-2023	30-Apr-2026	4.321	0.540
8-Aug-2023	*	2.40%	8-Aug-2023	8-Aug-2023	3.460	0.433
1-Sep-2023	*	0.20%	1-Sep-2023	30-Apr-2026	3.251	0.406
31-Jul-2024		65,426	31-Jul-2024	27-Aug-2026	2.098	0.262
31-Jul-2024		303,400	31-Jul-2024	31-Jul-2027	2.098	0.262
21-Aug-2024	**	0.50%	21-Aug-2024	30-Apr-2026	2.098	0.262
1-Sep-2025		20,000	1-Sep-2025	18-May-2026/2027/2028	60.50	7.563

*	Fair values of the DSL Awards as of May 1, 2023, August 8, 2023 and September 1, 2023 are determined using the interpolation method between the fair values determined on March 31, 2023 and September 30, 2023.

**	Fair value of the Awards as of August 21, 2024 is with reference to the fair values determined on July 31, 2024.

Number of shares options. Re-capitalization takes into account the impact of the share exchange between the Company and DSL at a ratio of 410:1 and the subsequent share subdivision on the Company at a ratio of 2:1:

	Number of share options
At April 1, 2023, based on number of DSL’s shares-in-issue		1,545
Additions		389
Exercised (note a)		(44)
Forfeited		-
Expired		-
At March 31, 2024, based on number of DSL’s shares-in-issue		1,890
At March 31, 2024 recapitalized		1,549,800
- weighted average exercise price of share options outstanding at the beginning and end of the year, and those granted, exercised, forfeited, or expired during the year	$	Nil
- number of share options exercisable at the end of the year		1,380,060

At April 1, 2024, based on number of DSL’s shares-in-issue		1,890
Additions		69
Exercised (note b)		(44)
Pre-recapitalized balance		1,915
Post-recapitalized balance		1,570,219
Additions		566,119
Exercised (note c)		(1,003,680)
Forfeited		-
Expired		(352,600)
At March 31, 2025		780,058
- weighted average exercise price of share options outstanding at the beginning and end of the year, and those granted, exercised, forfeited, or expired during the year		$0.00005
- number of share options exercisable at the end of the year		17,345

At April 1, 2025		780,058
Additions		83,143
Pre-bonus split balance		863,201
Additions from bonus split		6,042,407
Post-recapitalized balance		6,905,608
Additions		528,586
Exercised (note d)		(3,286,168)
Forfeited		-
Expired		-
At March 31, 2026		4,148,026
At March 31, 2026 (Post-Share Consolidation)		518,503
- weighted average exercise price of share options outstanding at the beginning and end of the year, and those granted, exercised, forfeited, or expired during the year		$0.00005
- number of share options exercisable at the end of the year		-

(a)	The weighted average share price at the exercise date is $2.998 (recapitalized).

(b)	The weighted average share price at the exercise date is $2.746 (recapitalized).

(c)	The weighted average share price at the exercise date is $2.098.

(d)	The weighted average share price at the exercise date is $0.67 (post-share consolidation of $5.39).

(e)	The weighted average remaining contractual life of the outstanding share options is 1.12 years as of March 31, 2026 (2025: 2.57 years; 2024: 0.63 years) and the exercise price of the outstanding share options is $0.00005.

(f)	For the year ended March 31, 2026, the weighted average fair value of option granted was $60.5 (2025: $2.098; 2024: $3.685) (post-Share Consolidation).

The fair value of the Awards granted is estimated at the grant date using the discounted cash flow (“DCF”) and equity allocation model (“EAM”), or Binomial Model (“BM”). The following table lists the inputs to those models at respective grant date:

Dates of fair value	Mar 31, 2023	Sep 30, 2023	Jul 31, 2024	Sep 1, 2025	Sep 1, 2025	Sep 1, 2025
Valuation approach	DCF & EAM*	DCF & EAM*	DCF & EAM*	BM	BM	BM
Discount rate	17%	18%	16%	N/A	N/A	N/A
Terminal growth rate	3%	3%	3%	N/A	N/A	N/A
Lack of marketability discount	15%	10%	3%	N/A	N/A	N/A
Lack of control discount	20%	20%	20%	N/A	N/A	N/A
Expected Volatility**	46.62%	42.41%	38.16%	36.49%	35.49%	41.26%
Dividend yield	N/A	N/A	N/A	0.00%	0.00%	0.00%
Spot price	N/A	N/A	N/A	$60.5	$60.5	$60.5
Exercise price	N/A	N/A	$0.00005	$0.00005	$0.00005	$0.00005
Early-exerise multiple	N/A	N/A	N/A	2.80	2.80	2.80
Risk Free Rate	N/A	N/A	N/A	3.66%	3.58%	3.62%
Option life (year)	N/A	N/A	N/A	1.72	2.72	3.72

*	The equity value at 100% basis is determined using DCF method based on the estimates of cash flows as of the grant date discounted using an appropriate discount rate, having considered relevant risk factors. Volatility is determined based on the average annualized standard deviation of the historical stock prices of listed comparable companies.
**	The expected volatility is calculated based on the implied volatility of the comparable companies of the Company with time to maturity close to the share option as of the valuation date.

Share Units

During the year ended March 31, 2026, the Company granted Performance Share Units (“PSUs”) and Restricted Share Units (“RSUs”) to eligible directors and employees pursuant to its Scheme. The underlying instruments are ordinary shares with a par value of $0.00005 each pre-Share Consolidation or $0.0004 each post-Share Consolidation. Both type of share units are classified as equity-settled share-based payments with an exercise price of $Nil. The grant date for these units was determined as November 7, 2025, upon execution of the grant letters to the grantees.

Performance share units

PSUs granted under the Scheme tied to both a continuous service condition and a market-based performance condition measured over a three-year timeline ending March 31, 2028. Vesting is determined by comparing the performance of the Company’s share price against the movement of the S&P Software & Services Industry Index (the “Index”) relative to an opening baseline index value established on October 1, 2025. Under the defined vesting scale, participants will receive a 200% allocation if the Company’s share price performance exceeds the Index by more than 20%, a 100% target allocation if the Company’s share price performance tracks within a range of 20% above or below the Index, and a 50% allocation if the share price trails the Index by more than 20% up to 40%. If the share price trails the Index by more than 40%, the allocation drops to 0% and the units are immediately forfeited.

Taken into account of the market-based performance condition, the fair value of PSUs is estimated at the grant date using the Monte Carol Simulation pricing model, with the following inputs adopted to the model:

Dates of fair value	Nov 7, 2025
Spot price	$17.11
Dividend yield	0%
Expected Volatility	35.88%
Risk Free Rate	3.58%
Fair Value Per Unit	$25.35

Number of unvested PSUs:

PSUs
At April 1, 2023, March 31, 2025 and April 1, 2025	-
Awarded	98,101
At March 31, 2026	98,101
At March 31, 2026 – post-Share Consolidation	12,263
- Number of vested units	-

Equity-settled share-based payments expenses of $409,280 from PSUs are recognized in profit or loss during the year ended March 31, 2026 (2025: $Nil).

Restricted share units

RSUs granted under the Scheme tied to continuous employment and the achievement of individual employee non-market Key Performance Indicators (KPIs) evaluated at financial year-end. The RSUs utilize a graded vesting structure that releases shares in three equal annual installments over the years ending March 2026, March 2027, and March 2028. Under the defined vesting scale, the actual vested units based on performance outcomes, where participants receive 150% of the target for exceeding expectations, 100% for meeting expectations, and 50% for performing below expectations. Considering the dividend yield being 0% over the life of RSUs, the fair value of RSU is determined to be equal to the share price at grant date, i.e. $17.11 per unit.

Number of unvested RSUs:

RSUs
At April 1, 2023, March 31, 2025 and April 1, 2025	-
Initial awarded	203,743
Awarded based on performance outcomes	12,386
Vested	(73,544)
Forfeited	(18,726)
At March 31, 2026	123,859
At March 31, 2026 – post-Share Consolidation	15,482
- Number of vested units – post-Share Consolidation	9,193

Equity-settled share-based payments expenses of $1,732,489 from RSUs are recognized in profit or loss during the year ended March 31, 2026 (2025: $Nil).

Management shares in connection with acquisition of Matter

In connection with the acquisition of Matter which closed on October 3, 2025, the Company established an equity-settled employee incentive award. Pursuant to the Share Purchase Agreement, the Company reserved a total of 238,752 post-bonus split ordinary shares (“Management Shares”) for Matter’s senior management. These Management Shares vest equally in two tranches over a service timeline of 12 months and 24 months following the acquisition closing date, and vesting is strictly conditional upon the continuous employment or professional engagement of each grantee through those milestone dates. In the event of voluntary resignation or termination for cause prior to a vesting milestone, which is designated as a “Bad Leaver” event, any unvested incentive allocations are immediately forfeited. Considering the dividend yield being 0% over the life of Management Shares, the fair value is determined to be equal to the share price at grant date, i.e. $16.47 per share.

Number of unvested Management Shares:

Incentive Shares
At April 1, 2023, March 31, 2025 and April 1, 2025	-
Awarded	238,752
Forfeited	(63,168)
At March 31, 2026	175,584
At March 31, 2026 – post-Share Consolidation	21,948
- Number of vested Management Shares	-

Equity-settled share-based payments expenses of $1,063,621 from Management Shares are recognized in profit or loss during the year ended March 31, 2026 (2025: $Nil).

25 RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

The table below details changes in the Group’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group’s consolidated statement of cash flows as cash flows from financing activities.

	Preferred shares	Convertible loan notes	Amount due to immediate holding company	Amount due to a related company	Loan from immediate holding company	Loan from a related company	Total
	US$	US$	US$	US$	US$	US$	US$
At April 1, 2023	13,460,000	3,349,822	506	-	2,328,926	1,060,712	20,199,966
Financing cash flows
Additions	-	100,000	5,345,423	-	564,483	-	6,009,906
Repayments	-	-	-	-	(1,150,000)	-	(1,150,000)
Non-cash transaction	-	-	-	34,579	-	-	34,579
Interest expenses	-	266,520	-	-	187,584	80,219	534,323
Fair value/other adjustments	(4,101,000)	374,000	-	-	-	-	(3,727,000)
At March 31, 2024	9,359,000	4,090,342	5,345,929	34,579	1,930,993	1,140,931	21,901,774

At 1 April 2024	9,359,000	4,090,342	5,345,929	34,579	1,930,993	1,140,931	21,901,774
Financing cash flows
Additions	-	-	713,719	-	3,410,461	-	4,124,180
Repayments	-	-	-	-	(530,019)	-	(530,019)
Non-cash transaction	(5,611,000)	(4,968,302)	(6,059,142)	-	(4,940,858)	(1,165,479)	(22,744,781)
Interest expenses	-	238,960	-	-	129,423	24,548	392,931
Fair value/other adjustments	(3,748,000)	639,000	(506)	-	-	-	(3,109,506)
At March 31, 2025	-	-	-	34,579	-	-	34,579

At April 1, 2025	-	-	-	34,579	-	-	34,579
Financing cash flows	-	-	-	-	-	-	-
Repayments	-	-	-	(34,579)	-	-	(34,579)
At March 31, 2026	-	-	-	-	-	-	-

26 SUBSIDIARIES

The Group’s subsidiaries on March 31, 2026, from a legal perspective following the Recapitalization, are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Group. The country of incorporation or registration is also their principal business place of business. Particulars of the subsidiaries as of March 31, 2026 are as follows:

Name of entities	Places of Incorporation and operation	Principal activities	Particulars of issued/registered share capital	Percentage of ownership interest
Diginex Solutions (HK) Limited*	Hong Kong	Provision of ESG reporting solutions services	19,907 ordinary shares issued (2025: 19,907 ordinary shares issued	Direct 100% (2025: 100%)
Diginex USA, LLC	United States of America	Provision of ESG reporting solutions services	1,000 Class A Units of $10 each (2025: 1,000 Class A Units of $10 each)	Indirect 100% (2025: 100%)
Diginex Services Limited	United Kingdom	Provision of ESG reporting solutions services	Ordinary shares of 1 pence each (2025: Ordinary shares of 1 pence each	Indirect 100% (2025: 100%)
Diginex MENA Limited*	Abu Dhabi	Inactive	100 ordinary shares issued of $1 each. (2025: N/A)	Direct 100%
Matter DK ApS	Denmark	Provision of commercial ESG data and analytics platform service	10,923,682 shares of DKK 0.01 each (2025: N/A)	Direct 100%
The Remedy Project Limited	Hong Kong	Provision of human rights risk assessment and worker-centered remediation protocols	100 ordinary shares (2025: N/A)	Direct 100%
planA.earth GmbH	Germany	Provision of carbon accounting and ESG reporting services	94,703 shares of Euro 1 each	Direct 100%
planA.earth SAS	France	Provision of carbon accounting and ESG reporting services	5,000 shares of Euro 1 each	Indirect 100%
planA.earth Limited	United Kingdom	Provision of carbon accounting and ESG reporting services	5,000 ordinary shares of GBP 1 each	Indirect 100%
planA.earth EOOD	Bulgaria	Provision of carbon accounting and ESG reporting services	5,000 shares of BGN 1 each	Indirect 100%

*	Diginex MENA Limited was incorporated in Abu Dhabi on September 26, 2025.

27 ACQUISITION OF SUBSIDIARIES

27.1 Acquisition of Matter DK ApS (“Matter Acquisition”)

On 3 October 2025, the Group acquired a 100% interest in Matter, which is principally engaged in the commercial ESG data and analytics platform business. The acquisition has been accounted for as an acquisition of business using the acquisition method.

The purchase price was paid through the issuance of 1,241,496 Ordinary Shares (“Consideration Shares”) (Post Share Consolidation: 155,187 Ordinary Shares), with 1,055,272 Consideration Shares (Post Share Consolidation: 131,909 Ordinary Shares) issued upon the closing of the transaction and the balance of 186,224 Consideration Shares (Post Share Consolidation: 23,278 Ordinary Shares) will be issued 12 months after the closing. The Consideration Shares are subject to an 18-month lock-up period.

Considerations transferred

USD
Consideration Shares issued	17,380,331
Consideration Shares to be issued	3,067,109
Total	20,447,440

Acquisition-related costs consisting of the fair value of 62,074 Ordinary Shares (Post Share Consolidation: 7,759 Ordinary Shares) issued to an introducing party as a transaction finder’s fee have been excluded from the consideration transferred and have been recognized as an expense during the year ended March 31, 2026.

Assets acquired and liabilities recognized at the date of acquisition on provisional basis

USD
Intangible asset– technology	2,510,000
Intangible asset – customer relationship	240,000
Trade receivables, net	107,740
Other receivables, deposit and prepayment	134,501
Contract assets	97,672
Cash and cash equivalents	5,585
Trade payable	(1,041,128)
Other payables and accruals	(823,725)
Loans from the Company prior to the acquisition	(768,620)
Deferred revenue	(261,351)
Deferred tax liabilities	(605,000)
(404,326)

Goodwill arising on acquisition

USD
Consideration transferred	20,447,440
Less: recognized amounts of net assets acquired	404,326
Goodwill arising on acquisition	20,851,766

Goodwill arose on Matter Acquisition because the acquisition included the assembled workforce of Matter and the expected synergies from combining operations of the Company and Matter. These benefits are not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets.

None of the goodwill arising on these acquisitions is expected to be deductible for tax purposes.

Net cash inflow on acquisition

USD
Cash and cash equivalents acquired	5,585

Impact of acquisition on the results of the Group

Included in the loss for the year is a loss of $2,339,650 attributable to the business operations by Matter. Revenue for the year includes $569,375 generated from Matter.

The Group has not disclosed the revenue and loss of the combined entity for the current reporting period. It is impracticable to prepare and disclose this pro-forma information because Matter maintained a different financial reporting year-end and applied divergent local accounting frameworks prior to the acquisition.

Impairment loss recognized at the initial recognition of goodwill

The total purchase price of the acquisition was determined under the initial memorandum of understanding to value the equity of Matter at $13 million based on a trailing volume-weighted average price (VWAP). However, in accordance with IFRS 3, equity-settled consideration must be measured at its fair value as of the acquisition date (October 3, 2025). Due to a significant subsequent increase in the Company’s share price between the agreement reference period and the acquisition date, the acquisition-date fair value of the consideration transferred increased to $20.5 million.

This driven adjustment to the consideration escalated the accounting purchase price relative to the underlying standalone business fair values. Accordingly, at the acquisition date, management conducted an impairment review of the resulting goodwill under IAS 36. Because the commercial valuation of the acquired cash-generating unit (CGU) remained supported at $13.5 million based on operational projections, the excess consideration value of $7.0 million (the difference between the accounting fair value of $20.5 million and the business valuation of $13.5 million) was determined to be unrecoverable through future cash flows. Accordingly, a impairment loss on goodwill of $7.0 million was recognized at the initial integration date and is included within the “other income, gains or losses” line item in the consolidated statement of profit or loss for the year ended March 31, 2026.

The recoverable amount of CGU of $13.5 million has been determined based on a value in use calculation. That calculation uses cash flow projections based on financial budgets approved by the management of the Group with a discount rate of 16.9% as at October 3, 2025. The cash flows beyond the eight-year period are extrapolated using 2% growth rate. Another key assumption for the value in use calculated is the budgeted gross margin, which is determined based on the CGU’ past performance and management expectations for the market development.

27.2 Acquisition of The Remedy Project Limited (“TRP Acquisition”)

On January 7, 2026, the Group acquired a 100% interest in The Remedy Project Limited, which is principally engaged in the consulting and sustainability-technology business and was acquired with the objective of expanding the Group’s advisory offerings. The acquisition has been accounted for as an acquisition of business using the acquisition method.

The purchase price was paid through issuance of 1,000,000 Ordinary Shares (Post Share Consolidation: 125,000 Ordinary Shares) on the closing date and the commitment to issue up to an additional 1,000,000 Ordinary Shares, provided certain operating and earnout targets, set forth in the sales and purchase agreement are met over the three year period from closing. 250,000 additional Ordinary Shares (Post Share Consolidation: 31,250 Ordinary Shares) were issued on March 27, 2026 and 250,000 additional Ordinary Shares (Post Share Consolidation: 31,250 Ordinary Shares) will be issued 18 months after closing, with the remaining 500,000 Ordinary Shares (the “TRP Earns-out”) subject to the below conditions:

●	250,000 Ordinary Shares (Post Share Consolidation: 31,250 Ordinary Shares) – achieve an EBITDA target of $4.1m for the year ending March 31, 2028
●	250,000 Ordinary Shares (Post Share Consolidation: 31,250 Ordinary Shares) – achieve an EBITDA target of $8.2 m for the year ending March 31, 2029

Considerations transferred

USD
Ordinary shares issued on TRP Acquisition’s closing date	3,789,999
Ordinary shares issued on March 27, 2026	947,500
Ordinary shares to be issued 18 months after TRP Acquisition’s closing date	947,500
Total	5,684,999

Management determined that the fair value of contingent arrangement of the TRP Earns-out amounted to $Nil as at the acquisition date and March 31, 2026.

Assets acquired and liabilities recognized at the date of acquisition on provisional basis

USD
Intangible asset– customer relationship	270,000
Trade receivables, net	122,912
Other receivables, deposit and prepayment	5,356
Due from a related company	922
Cash and cash equivalents	33,039
Trade payable	(2,446)
Other payables and accruals	(1,091)
Deferred revenue	(280,867)
Deferred tax liabilities	(44,550)
103,275

Goodwill arising on acquisition

USD
Consideration transferred	5,684,999
Less: recognized amounts of net assets acquired	(103,275)
Goodwill arising on acquisition	5,581,724

Goodwill arose on TRP Acquisition because the acquisition included the assembled workforce of TRP and the expected synergies from combining operations of the Company and TRP. These benefits are not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets.

None of the goodwill arising on these acquisitions is expected to be deductible for tax purposes.

Net cash inflow on acquisition

USD
Cash and cash equivalents acquired	33,039

Impact of acquisition on the results of the Group

Included in the loss for the year is loss of $98,359 attributable to the business operations of TRP. Revenue for the year includes $33,663 generated from TRP.

The Group has not disclosed the revenue and loss of the combined entity for the current reporting period. It is impracticable to prepare and disclose this pro forma information because TRP maintained a different financial reporting year-end and applied divergent local accounting frameworks prior to the acquisition.

26.3 Acquisition of planA.earth GmbH (“planA Acquisition”)

On January 13, 2026, the Group acquired a 100% interest in planA.earth GmbH, which is principally engaged in the corporate carbon accounting and decarbonization software business. The acquisition has been accounted for as an acquisition of business using the acquisition method.

The purchase price was settled by €3 million in cash and 6,720,317 Ordinary Shares (Post Share Consolidation: 840,040 Ordinary Shares). The Ordinary Shares are subject to a lock-up as follows: (a) 25% released at 6 months after the closing date; (b) a further 25% released at 9 months after the closing date; (c) a further 25% released at 12 months after the closing date; and (d) the remaining 25% released at 15 months after the closing date.

In addition, subject to the achievement of the financial targets set forth below, the Sellers shall be entitled to a performance related earn out payment for fiscal years 2026 and 2027. An amount of €10 million shall be payable in Ordinary Shares, at a share price of $9.10 (Post Share Consolidation: share price of $72.80), if the fully paid annualized value of recurring revenue of planA (the “Paid ARR”) in the twelve months period ending on March 31, 2027 (the “FY 2026”) amounts to or exceeds €11.3 million (the “ARR Target 2026”). Twenty percent of any excess Paid ARR in FY 2026 shall be counted towards the ARR Target 2027 (the “excess FY 2026 ARR”), as defined below. An amount of €15 million (the “ARR Target 2027”) shall be payable in Ordinary Shares, at a share price of $9.10 (Post Share Consolidation: share price of $72.80), if the Paid ARR in the twelve months period ending on 31 March 2028 (the “FY 2027” and together with excess FY 2026 ARR) amounts to or exceeds €17 million. Management determined that the fair value of such contingent settlement amounted to $Nil as at the acquisition date and March 31, 2026.

Considerations transferred

USD
Cash consideration	3,519,098
Ordinary shares issued	17,338,418
Total	20,857,516

Assets acquired and liabilities recognized at the date of acquisition on provisional basis

USD
Intangible asset– technology	2,020,000
Intangible asset – brand name	1,800,000
Intangible asset – customer relationship	200,000
Trade receivables, net	342,071
Other receivables, deposit and prepayment	351,946
Tax receivables	14,240
Cash and cash equivalents	970,683
Trade payable	(20,043)
Other payables and accruals	(703,241)
Deferred revenue	(1,020,319)
Deferred tax liabilities	(1,213,035)
2,742,302

Goodwill arising on acquisition

USD
Consideration transferred	20,857,516
Less: recognized amounts of net assets acquired	(2,742,302)
Goodwill arising on acquisition	18,115,214

Goodwill arose on planA Acquisition because the acquisition included the assembled workforce of planA and the expected synergies from combining operations of the Company and planA. These benefits are not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets.

None of the goodwill arising on these acquisitions is expected to be deductible for tax purposes.

Net cash outflow on acquisition

USD
Cash consideration paid	3,519,098
Less: Cash and cash equivalents acquired	(970,683)
2,548,415

Impact of acquisition on the results of the Group

Included in the loss for the year is loss of $849,553 attributable to the business operations of planA. Revenue for the year includes $582,390 generated from planA.

The Group has not disclosed the revenue and loss of the combined entity for the current reporting period. It is impracticable to prepare and disclose this pro forma information because planA maintained a different financial reporting year-end and applied divergent local accounting frameworks prior to the acquisition.

28 FINANCIAL RISK MANAGEMENT

28.1 Market risk factors

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

28.1.2 Foreign currency risk

The Group historically operated primarily in USD and HKD, however since the acquisitions of Matter and Plan A there is an increasing exposure to EUR. Given USD and HKD are pegged within a range, the Group had a reduced exposure to foreign currency risk during the year. Given the post acquisition increasing exposure to other currencies, particularly the EUR, the Group will aim to formalize a foreign currency hedging policy in respect of foreign currency transactions, assets and liabilities. The Group monitors its foreign currency exposure closely and will consider hedging significant foreign currency exposure to manage the risk. The material balance sheet items are still denominated in USD and as such no sensitivity analysis on the impact of foreign exchange movements has been performed.

28.1.3 Interest rate risk

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

28.2 Credit risk

The Group has exposure to credit risk arising from deposits in banks as well as trade and other receivables. Credit risk is managed on a Group basis.

The amount of the Group’s maximum exposure to credit risk is the amount of the Group’s carrying value of the related financial assets and liabilities as of the end of the reporting period.

28.2.1 Deposits with bank

With respect to the Group’s deposits with banks, the Group limits its exposure to credit risk by placing deposits with financial institutions with high credit ratings and no recent history of default. Given the high credit ratings of the banks, management does not expect any counterparty to fail to meet its obligations. Management will continue to monitor the position and will take appropriate action if their ratings are changed. As at March 31, 2026 and 2025, the Group had a concentration of deposits with one bank but does have additional banking relationships to mitigate any concentration risk.

28.2.2 Other receivables and deposits

For other receivables and deposits, the management makes periodic individual assessment on the recoverability of other receivables and deposits based on historical settlement records, past experience, and also quantitative and qualitative information that is reasonable and supportive forward-looking information. The management believes that there are no significant increase in credit risk of these amounts since initial recognition and the Group provided impairment based on 12-month ECL. For the year ended March 31, 2026, the Group assessed the ECL for other receivables and deposits with aggregate impairment loss of $301,447 charged to profit or loss (2025: $Nil).

28.3 Liquidity risk

28.3.1 Financing arrangement

The Group monitors its cash position on a regular basis and manages cash and cash equivalents to finance the Group’s operations. The Group has been primarily financed via the proceeds from the issuance of equity, issuance of convertible loan notes and access to a shareholder loan together with proceeds from the IPO and, more recently, the exercise of warrants.

28.3.2 Maturities of financial liabilities

The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the end of each financial reporting period to the contractual maturity dates. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Within 1 year	1-5 years	Total
	USD	USD	USD
At March 31, 2026
Accounts payable	3,497,580	-	3,497,580
Other payables and accruals	2,693,575	-	2,693,575
Deferred revenues	2,370,026	-	2,370,026
Lease liabilities	156,195	-	156,195
Warrant liabilities	-	28,553,000	28,553,000
	8,717,376	28,553,000	37,270,376
At March 31, 2025
Accounts payable	200,660	-	200,660
Other payables and accruals	706,874	-	706,874
Deferred revenues	505,424	-	505,424
Due to a related company	34,579	-	34,579
Lease liabilities	126,808	110,867	237,675
	1,574,345	110,867	1,685,212

28.4 Capital risk

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern and to maximize the return to the shareholders through the optimization of the debt and equity balance.

The Group manages its capital structure and adjusts it in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may issue new shares or other instruments. No changes were made in the objectives, policies or processes for managing capital during the years ended March 31, 2026 and 2025.

28.5 Fair values measurements

For the fair value measurement of warrant liabilities at March 31, 2026, refer to notes 20 and 22.2.

28.5.1 Financial assets and financial liabilities measured at amortized cost

The financial assets and financial liabilities in the table below are measured at amortized cost. Management believes the carrying amounts of these financial assets and liabilities measured at amortized cost approximate their fair values.

	At March 31, 2026	At March 31, 2025
	USD	USD
Financial assets
Trade receivables	2,037,154	1,394,545
Other receivables	6,371,441	650,486
Contract assets	154,084	750
Tax recoverable	27,185
Restricted bank balance	383,400	399,400
Cash and cash equivalents	4,865,964	3,111,141
	13,839,228	5,556,322
Financial liabilities
Trade payables	3,497,580	200,660
Other payables	151,190	11,852
Due to related companies	-	34,579
Lease liabilities	156,195	237,675
	3,804,965	484,766

29 SUBSEQUENT EVENTS

In accordance with IAS 10 “Events after the Reporting Period”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued, the Company has evaluated all events or transactions that occurred after the balance sheet date, up through the date the Company issued the financial statements.

On April 13, 2026, the Company held an extraordinary general meeting where shareholders approved an ordinary resolution to execute an eight-for-one (8-for-1) share consolidation of the Company’s issued and unissued ordinary and preferred shares. As a result of the share consolidation, the par value of the ordinary shares was adjusted from US$0.00005 per existing ordinary share to US$0.0004 per consolidated ordinary share, effective from April 28, 2026. The consolidated shares rank pari passu in all respects with one another, maintaining the same relative rights and restrictions as originally established. No fractional consolidated shares were issued; instead, any fractional entitlements resulting from the consolidation were rounded up to the next whole share.

On July 20, 2026, Diginex signed Securities Purchase Agreements, with unrelated parties, to raise $20 million in exchange for the issuance of 20 million ordinary shares and 20 million warrants that can be exercised at $1 per warrant. One warrant is equal to one ordinary share with a maturity date of 5 years from the date the raise is complete. The investors will complete the subscription in line with agreed payment terms. An introductory fee of $1 million, equivalent to 5% of the total $20 million raise, will be paid, to an unrelated party, in Diginex Ordinary Shares.

